07024961

RECEIVED

2007 JUL -5 P 12:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

0 82-34938

24 May, 2007

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

USA

SUPPL

Q.CELLS

Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610
MAIL q-cells@q-cells.com
WEB www.q-cells.com

Vorstand:
Dr. Florian Holzapfel (stv.)
Anton Milner
Thomas Schmidt
Dr. Hartmut Schüning

Aufsichtsratsvorsitzender:
Dr. Thomas van Aubel

Sitz: Thalheim
Amtsgericht Stendal
HRB 16621

Re: Application for Exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We, Q-Cells Aktiengesellschaft (the "Company"), a stock corporation (*Aktiengesellschaft*) incorporated under the laws of the Federal Republic of Germany, are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

Yours sincerely,

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

Q-Cells Aktiengesellschaft
Stefan Lissner
Manager Investor Relations Q-Cells AG

Enclosures

Deutsche Kreditbank AG
Euro
Kto.: 812 149
BLZ: 120 300 00
IBAN:
DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001

Hypovereinsbank AG
Euro
Kto.: 357 839 289
BLZ: 860 200 86
IBAN:
DE18 8602 0086 0357 8392 89
SWIFT: HYVEDEMM495
US-Dollar
Kto.: 865 833 717
BLZ: 700 202 70
IBAN:
DE79 7002 0270 0865 8337 17
SWIFT: HYVEDEMM

Steuernummer: 113 / 100 / 00223
USt-ID-Nr.: DE 813076188
Finanzamt Bitterfeld



FIRST QUARTER 2007 REPORT

Q.CELLS

FINANCIAL HIGHLIGHTS (IFRS)		01/01–03/31 2007[1]	01/01–03/31 2006[1]	2006[1]	2005[1]	2004[1]	2003	2002
INCOME								
Revenues	€, millions	163.5	114.7	539.5	299.4	128.7	48.8	17.3
EBITDA	€, millions	41.2	30.7	147.2	74.4	24.8	8.5	2.4
EBIT	€, millions	36.2	26.5	129.4	63.2	19.6	5.3	0.9
Earnings before taxes	€, millions	45.3	25.1	138.0	59.9	17.9	4.3	0.1
Net income for the period (after minorities)	€, millions	33.7	17.0	97.1	39.9	12	3.0	0.2
ASSETS								
Non-current assets	€, millions	1,497.4	137.3	276.7	126.5	67.7	27.3	16.3
Current assets	€, millions	858.4	338.1	357.8	329.6	45.4	25.3	10.3
Total assets	€, millions	2,355.9	475.4	634.5	456.1	113.1	52.6	26.6
Shareholders' equity	€, millions	1,712.0	340.3	440.0	321.3	34.7	10.3	0.8
Equity ratio	%	72.7	71.6	69.3	70.4	30.7	19.6	3.0
FINANCIAL CONDITION								
Operating cash flow	€, millions	12.9	5.4	23.6	22.6	6.4	0.6	-2.2
Investments in fixed assets	€, millions	51.0	7.3	61.8	44.9	44.9	14.8	7.0
Depreciation/Amortization	€, millions	5.0	4.2	17.8	11.3	5.2	3.2	1.5
PRODUCTION								
Nominal capacity[2]	MWp	420	321	420	292	170	63	22
Production capacity[2]	MWp	336	257	336	234	136	50	17
Actual Production	MWp	78.0	53.7	253.1	165.7	75.9	27.7	9.3
Number of cells produced	millions of units	21.77	15.73	70.90	46.27	22.15	8.94	3.65
EMPLOYEES								
Employees	Number	1,081	794	964	767	484	207	82

[1] Consolidated financial statement [2] At the end of the respective reporting period

SUMMARY PURCHASE AND SALES CONTRACTS STATUS 03/31/2007

Purchase		**2007**	**2008**	**2009**	**2010**	**2011–2018**
Contracted/secured	MWp	383[1]	515	828	902	~10,151
Additional potential availabilities[2]	MWp	51	205	454	746	[3]
Weighted sum	MWp	**398**	**577**	**964**	**1,126**	**~10,151**
Sales		**2007**	**2008**	**2009**	**2010**	**2011–2019**
Contracted/secured[4]	MWp	281	367	373	343	900
In Negotiation	MWp	24	~100	~150	~200	~2,700

[1] Plus volumes for EverQ (17 MWp)
[2] Potential additional volumes may result from annual on-going deliveries, current negotiations and thickness reduction. Based on experience only a part (e.g. ~30% in 2007) leads to additional delivery quantities.
[3] Forecasts will be undertaken later on in the relevant time frames.
[4] +/– 10% variation because of stipulations

OVERVIEW BUSINESS SEGMENTS 01/01–03/31/2007		Core business	New technologies: Full consolidation[1]	New technologies: Equity consolidation[2]	REC	REC Put options	Silicon trade	Group
Revenues	€, millions	162.34	0.12				1.02	163.48
Gross Profit	€, millions	60.12	0.29				*0.77*[3]	61.18
EBIT	€, millions	36.77	–1.29				*0.77*[3]	36.25
Net income (after minorities)	€, millions	25.26	–0.74	–1.19	7.02	2.85	*0.52*[3]	33.72

[1] Calyxo GmbH
Brilliant 234. GmbH
VHF-Technologies SA
[2] Solibro GmbH
EverQ GmbH
CSG Solar AG
The Solaria Corporation
[3] Calculatory values

- CONCLUSION OF THE LARGEST SILICON CONTRACT IN THE COMPANY'S HISTORY – 1 GWP PRODUCTION FEASIBLE FROM 2010
- BREAKTHROUGH IN THE USE OF METALLURGICAL SILICON FOR SOLAR CELL PRODUCTION
- ACCELERATED EXPANSION OF PRODUCTION CAPACITY IN THE COMPANY'S CORE BUSINESS
- INVESTMENT IN RENEWABLE ENERGY CORPORATION REC
- PRODUCTION IN THE FIRST THREE MONTHS UP BY 45% COMPARED WITH THE SAME PERIOD IN THE PREVIOUS YEAR
- SALES INCREASED BY 43%
- GROWTH IN NET INCOME FOR THE PERIOD OF 99% COMPARED WITH THE SAME PERIOD IN THE PREVIOUS YEAR
- EXPORT RATIO STANDS AT 57.6%
- CONSTRUCTION OF THE FIRST PRODUCTION LINE FOR SOLIBRO GMBH AGREED
- TAKEOVER OF THE MAJORITY OF SHARES IN VHF-TECHNOLOGIES SA RESOLVED
- ADDITIONAL HIGHLY SKILLED JOBS CREATED

FIRST QUARTER 2007 REPORT

Dear Shareholders, Friends and Partners of Q-Cells,

Until not so very long ago, only very few people had the faintest idea what could be done with silicon. Many people had heard of a certain valley somewhere in California, and knew that it had to do something with computers, even if they did not know what. But things have changed since the photovoltaics industry experienced its rapid rise. Suddenly people, who did not even know that silicon is obtained from sand and is the second most common element on earth a year ago, let alone what could be done with it, are talking about silicon shortages.

There are serious reasons why everybody is talking about this element now. In fact, the shortage of pure silicon in the past two years – not the material per se – has proved to be a problem for the rapidly expanding solar industry. The reason for this is simple: the few companies that manufacture pure silicon could not keep pace with soaring demand. While global capacity is being expanded in the meantime, the question of whether this surplus demand entailing corresponding shortages and price increases will be a regular feature between the solar and silicon industries – much like the race between the hare and the tortoise – remains justified. Finally, the development of corresponding production capacity entails substantial investment and long lead-times.

It is therefore no surprise that the solar industry is seeking new technological alternatives. Q-Cells has achieved a crucial step forward in this quarter. We have signed a contract for the supply of metallurgical silicon with the Norwegian company Elkem Solar, which puts everything that was previously achieved in the sector in the shade. In the period between 2008 and 2018, Elkem will supply Q-Cells AG with up to 67,000 tonnes in total. As a result, together with other quantities of silicon and wafers for which contracts are already in place, we have secured total output in excess of 10 gigawatt peak (GWp), four times the global quantity of solar cells produced in 2006. In addition, we still have an option over 30% of the total quantity of silicon that Elkem produces in each newly constructed factory during the contract term.

But it is not only the very substantial quantity of raw materials that makes this contract the third major milestone after the establishment of the Company and its IPO. The material is metallurgical silicon, a material that is less pure than the silicon used otherwise. Previously there was still no way of using material of this kind, which can be manufactured far more cheaply, in solar cell production. Elkem has now achieved the breakthrough: we have tested the material, which is manufactured in Norway using a new process, exhaustively. The result was gratifying: we can use metallurgical silicon without having to accept any decrease in efficiency ratings. Initially, the material will be added in a ratio of up to 50% but the aim is rapidly to have got so far as to be able to use the material on its own. Our tests have shown that this will be possible with small adjustments to the cell manufacturing process.

This success is of huge significance for the entire industry, as it will now be possible to produce silicon for cell manufacture far more cheaply and using far less energy. And for Q-Cells this will provide massive impetus for additional growth. We shall produce more than one GWp of solar cells as early as 2010 – four times our annual production in 2006.

This already has perceptible consequences. We have again speeded up the expansion of production line V, which is currently under construction, so that we will have a production capacity of 516 MWp at the end of 2007 (this equates to a nominal capacity of 645 MWp) compared with 336 MWp (420 MWp nominally) at the end of 2006. For some 500 people this means that they will find a new, forward-looking job this year and 50 young people will start their training with Q-Cells in late summer.

However, purer solar silicon will continue to play an important role and new, improved technologies will also contribute to the necessary reduction in costs. This is why, at the same time, we have invested in the most important producer of solar silicon and silicon wafers, the Norwegian company, REC Renewable Energy Corporation ASA. This strategic investment in a company that has been a long-term partner and is our most important supplier will guarantee us influence in the "traditional" silicon industry.

The shortage of silicon has caused the industry the greatest anxiety in recent years. At least for Q-Cells AG this will soon be a thing of the past.

Q-Cells AG has continued its **expansionary course** in the first three months of 2007. We have increased **production** to 78 MWp (53.7 MWp in the same period in the previous year), which means that it is 45% up on the figure in the first three months of 2006. **Sales** rose by 43% to € 163.5 million (€ 114.7 million). Thanks to technological improvements and further cost cutting measures, **earnings before interest and taxes (EBIT)** increased by 37% to € 36.2 million (€ 26.5 million) despite a rise in the cost of materials and a fall in sales prices at the beginning of the year.

Net income for the first quarter (after minority interests) stood at EUR 23.8 million (€ 17.0 million) without taking account of the stake in REC Renewable Energy Corporation ASA and the result from the revaluation of the put options concerning the REC shares. This equates to an increase of 40% on the same period in the previous year. Following the acquisition of the 17.9% stake in REC, the world's largest manufacturer of silicon and silicon wafers for solar cell production, the pro rata profit was included in the Q-Cells AG result for the first time. This has increased net income for the period by € 7.0 million. The revaluation of the put options for REC shares vis à vis Orkla AS required for the reporting date also boosted net income by € 2.9 million. As a result, net income for the period totals € 33.7 million (+99%). If the put options are not taken into account, net income for the first quarter amounts to € 30.8 million (+81%).

Forecast results for the year as a whole and future prospects

On the basis of the figures for the 1st quarter of 2007 and current guaranteed supplies of the preliminary product, namely silicon wafers, the Company expects a **production volume** of approximately 360 MWp (previous year: 253.7 MWp) for fiscal year 2007. To date, the Company has assumed a figure of 340 MWp. Accordingly, Q-Cells AG expects **sales** of ca. € 750 million (previous year: € 539.5 million) for fiscal year 2007. In the Company's **core business net income** of at least € 120 million for the year is expected. In addition, the start-up costs of the new technologies and one-off income from sales of silicon to EverQ GmbH are likely to lead to net expenditure of ca. € 10 million. According to current consensus estimates, pro rata income from REC will amount to approx. € 40 million, so that Q-Cells AG is expecting net income for the year of at least € 150 million without taking account of the impact on income of the put options for REC cells vis à vis Orkla AS.

For 2008, Q-Cells AG is continuing to set itself the target of achieving sales of ca. € 1 billion and a return on sales of 13%. The Company is striving towards 40% growth in sales for 2009.

Expansionary course continues

The **expansion of production capacity** at Q-Cells AG is continuing, as scheduled, at top speed. Q-Cells AG is constructing production line V in Thalheim, which will start producing multicrystalline solar cells in the second quarter of 2007. This new line will have a capacity of 180 MWp by the end of the year (this equates to a nominal capacity of 225 MWp). As a result, Q-Cells AG's total production capacity in its core business will increase from 336 MWp at year-end 2006 to 516 MWp at the end of 2007 (this equates to a nominal capacity of 645 MWp) – more than half a Gigawatt peak of capacity.

We have created a large number of new jobs connected with the construction of line V in the first quarter of 2007 and employed a total of 117 new staff. As of March 31, 2006, Q-Cells AG employed a total of 1,081 staff in the Group including 39 trainees. We expect they will be joined by 400 additional staff and 50 trainees by the end of the year.

The basis for further growth at Q-Cells AG has been created by the largely guaranteed supply of silicon and silicon wafers. In addition to the large contract for the supply of metallurgical silicon with Elkem Solar, we have been able to conclude further new supply contracts. As of March 31, 2007 we had concluded purchase agreements for a total output of 383 MWp for 2007 and 515 MWp for 2008. Additional contracts are under negotiation.

Q-Cells AG will continue to press ahead in expanding its international clientele. Just as in the previous year, the Company's **growth markets** will be in southern Europe and the Far East in 2007. This year, in addition to Spain, of the Mediterranean countries, Italy is attracting a great deal of attention. After lengthy discussions, the government there adopted a new, improved version of the "Conto Energia", which is based on the German Renewable Energies Act in the first quarter. This law provides for fixed payments for electricity generated by PV power plants and fed into the network of between 36 and 49 cents per kilowatt hour, graduated according to the size of the plant. Payment will be guaranteed for 20 years, just as in Germany. Furthermore, the nominal target for aid was raised considerably and bureaucratic obstacles to connecting plants to the electricity network were removed. It is expected that this statutory regulation will create a stable growth market in sunny Italy. Q-Cells AG has massively stepped up its sales activities accordingly and will soon conclude long term supply agreements with strategic partners in Italy. In Spain, the first sections of the largest photovoltaic power plant in the world were connected to the network in the first quarter. The power plant in Beneixama in the province of Alicante, which will have a total output of 20 MWp following completion in late summer 2007, is equipped solely with Q-Cells' cells. This is a vivid example of the leading role played by Q-Cells AG even in the new growth markets. In addition, the Company has also established many contacts in North America with the aim of acquiring strategic partners for module production there.

In the first three months of 2007, the export ratio stood at 57.6% (48.6% in the same period in the previous year). In view of further growth in foreign demand, we expect this figure to rise to 60% by the end of 2007.

Research and development

Yet again, personnel policy focused – among other things – on developing research and development skills in the Company in the past quarter. Currently, around 120 scientists are working in the Technology department to cut photovoltaics development costs by reducing materials usage and increasing cells' efficiency ratings.

In the first quarter of 2007, Q-Cells started work on the construction of a new research and development centre in Thalheim where the Company will press ahead with the existing research projects to develop new cell designs with far higher efficiency ratings from 2008. The opportunity of testing the cells and the new machinery needed to manufacture them in an independent test line signifies a major step towards readiness for marketing for these new generations of cells. Q-Cells AG is investing a total of € 45 million in this extremely important project.

Substantial progress at subsidiaries and affiliated companies

EverQ GmbH – a joint venture between Q-Cells AG, Evergreen Solar, Inc., Marlboro, Massachusetts, (USA) and the Norwegian company REC Renewable Energy Corporation ASA (Høvik) – is expanding its production capacity in Thalheim as scheduled. The second factory with a production capacity of 60 MWp will start production of wafers, solar cells and modules in the middle of the year. The first factory with a capacity of 30 MWp has been operating for a year and has been making profits since June 2006. Capacity should increase to 300 MWp by 2010.

In the past quarter, Q-Cells AG generated extraordinary income from supplying silicon to EverQ GmbH for the first time.

Solibro GmbH has taken an important step forwards. The company, which was established at the beginning of the year and in which Q-Cells holds 67.5% of the shares, develops thin-film modules on the basis on a copper-indium-gallium-diselenide (CIGS) technology developed in Sweden. It is distinguished by a comparatively high potential efficiency rating and an attractive appearance. Under the agreement with the Swedish joint venture partner, Solibro AB, the decision on the construction of the first production line was dependent on the achievement of technological milestones. These were achieved in the first quarter so the Supervisory Board of Q-Cells AG decided to start work on the construction of the first line with a capacity of 25 to 30 MWp. The factory will start production of CIGS modules in mid-2008.

Technological progress is also being reported in Switzerland, which is why Q-Cells has decided to exercise its option to acquire the majority of the shares in **VHF-Technologies SA.** Q-Cells will then hold 51 % of the shares in the company in Yverdon-les-Bains, which develops and manufactures flexible thin-film modules on a plastic substrate, instead of the previous 23.4 %. The production line in Switzerland, whose capacity was recently expanded to 2 MWp, will be extended by a further 5 MWp this year. On the one hand, it serves as a factory for small modules used in consumer applications such as outdoor activities and sailing and, on the other hand, as a test line for the large-scale industrial production planned in Thalheim. In future, the flexible light modules will be used primarily for industrial roofing. In the consumer sector, Q-Cells will become the global market leader this year with the expansion in its capacity in Switzerland.

The development of the first pilot production lines at our 100 % subsidiaries **Calyxo GmbH** and **Brilliant 234.** GmbH in Thalheim is progressing. Both companies will produce their first test modules by mid-2007 and it is anticipated that they will each expand their capacity to 25 MWp by the first quarter of 2008.

Investment in REC and increase in the share capital
Q-Cells AG has undertaken two further, extremely important transactions in connection with the conclusion of the silicon supply contract with Elkem Solar. Q-Cells acquired 17.9 % of the shares in REC Renewable Energy Corporation ASA based in Høvik/Norway from Good Energies Investments B.V. REC is the world's largest producer of solar silicon and silicon wafers for the manufacture of solar cells and has been a long-term close partner of Q-Cells AG. In addition, REC leads the way in refining the manufacturing processes for extremely pure silicon, particularly in the development of the fluidized-bed-reactor (FBR) process, which promises far lower costs than the traditional Siemens process. With this investment in one of the most important players in the global solar industry, Q-Cells has also positioned itself in the strategically important silicon and wafer production sector.

Q-Cells received the shares in the course of a share swap with Good Energies. Q-Cells AG issued 34,323,579 new shares to Good Energies, which equaled the value of the REC shares. 30,569,984 of these shares were issued as preference shares carrying no voting rights, while the remaining 3,753,595 were issued as ordinary shares. This means that Good Energies, the largest shareholder, has increased its stake in Q-Cells AG to 49.55 % of all shares and 29.9 % of ordinary shares. For Q-Cells this means an increase in shareholders' equity of approx. € 1.1 billion.

Financing further growth
In order to be able to finance the sharp expansion in growth over the next few years attributable to the supply contracts with Elkem Solar, Q-Cells AG issued a convertible bond in February 2007. By issuing these bonds with a term of 5 years and a very favorable coupon for the Company of 1.375 %, Q-Cells was able to raise a total of € 492.5 million.

We would like to take this opportunity to thank the staff of Q-Cells AG and all its subsidiaries and affiliated companies for their outstanding performance in the past quarter. We should also like to thank our shareholders for their confidence in Q-Cells AG.

Anton Milner
CEO

Thomas Schmidt
COO

Dr. rer. pol. Hartmut Schüning
CFO

Dr. Florian Holzapfel
CTO

CONSOLIDATED BALANCE SHEET AS PER IFRS AS OF MARCH 31, 2007

ASSETS	03/31/2007 € '000	12/31/2006 € '000
A. NON-CURRENT ASSETS		
I. Goodwill	[redacted]	446.8
II. Intangible assets	[redacted]	27,381.8
III. Property, plant and equipment	[redacted]	144,146.9
IV. Financial assets	[redacted]	3.1
V. Financial assets accounted for using the equity method	[redacted]	38,176.7
VI. Other non-current assets	[redacted]	66,516.9
	[redacted]	**276,672.2**
B. CURRENT ASSETS		
I. Inventories	[redacted]	78,728.2
II. Trade accounts receivable	[redacted]	83,538.8
III. Market values from financial instruments	[redacted]	22,182.7
IV. Time deposits	[redacted]	10,060.0
V. Other receivables and assets	[redacted]	15,936.7
VI. Cash and cash equivalents	[redacted]	147,349.6
	[redacted]	**357,796.0**
TOTAL ASSETS	[redacted]	**634,468.2**

LIABILITIES	03/31/2007 € '000	12/31/2006 € '000
A. SHAREHOLDERS' EQUITY		
I. Subscribed capital	109,053.3	74,729.7
II. Capital reserve	1,453,566.2	247,690.6
III. Revenue reserves	137,750.8	104,032.2
IV. Other reserves	−1,496.8	−147.0
Q-Cells AG shareholders	1,698,873.5	426,305.5
V. Minority interests	13,090.6	13,665.4
	1,711,964.1	**439,970.9**
B. NON-CURRENT LIABILITIES		
I. Convertible bond	389,867.8	0.0
II. Profit participation capital	14,600.0	14,578.6
III. Non-current financial liabilities	5,925.5	6,149.2
IV. Deferred investment grants and subsidies	39,713.4	32,614.4
V. Other provisions	5,099.6	4,661.4
VI. Other non-current liabilities	32,597.3	13,668.7
VII. Deferred taxes	4,502.7	5,255.4
	492,306.3	**76,927.7**
C. CURRENT LIABILITIES		
I. Current financial liabilities	5,265.6	6,731.1
II. Trade accounts payable	61,186.5	44,346.0
III. Tax liabilities	13,067.1	16,353.4
IV. Deferred investment grants and subsidies	6,093.2	6,350.1
V. Market values from financial instruments	23,691.3	22,565.3
VI. Other provisions	704.2	917.0
VII. Other non-current liabilities	41,586.3	20,306.7
	151,594.2	**117,569.6**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,355,864.6**	**634,468.2**

CONSOLIDATED INCOME STATEMENT AS PER IFRS
FOR THE PERIOD FROM JANUARY 1 TO MARCH 31, 2007

	01/01-03/31/2007 € '000	01/01-03/31/2006 € '000
1. Sales revenues	16[redacted]77.9	114,749.5
2. Change in stocks of finished and unfinished products	8[redacted]19.2	5,424.5
3. Other own work capitalized	[redacted]28.2	194.4
4. Other operating income	2[redacted]66.7	2,265.2
5. Cost of materials		
a) Expenses for raw materials, consumables and supplies and for goods purchased	107[redacted]79.1	67,242.3
b) Expenses for services purchased	7[redacted]34.8	7,355.2
6. Personnel expenses		
a) Wages and salaries	9[redacted]16.3	7,099.9
b) Social security contributions and expenses for pensions and welfare	1[redacted]24.9	1,285.7
c) Expenses relating to stock options	[redacted]31.7	1,515.2
7. Depreciation, amortization and impairment losses	4[redacted]53.5	4,165.2
8. Other operating expenses	7[redacted]05.0	7,500.8
9. Net income from operating activity	**36[redacted]46.7**	**26,469.3**
10. Income from financial assets accounted for using the equity method	5[redacted]25.6	-1,143.5
11. Interest and similar income	3[redacted]99.9	673.0
12. Interest and similar expenses	2[redacted]90.9	866.2
13. Income from financial instruments	2[redacted]88.3	0.0
14. Profits transferred on the basis of a partial profit transfer agreement	[redacted]0.0	17.3
15. Income before taxes	**45[redacted]9.6**	**25,115.3**
16. Income taxes	12[redacted]24.1	8,152.7
17. Net income for the period	**33[redacted]95.5**	**16,962.6**
Income attributable to minority shareholders	**-[redacted]23.1**	**0.0**
Net income for the period attributable to Q-Cells AG shareholders	**33[redacted]8.6**	**16,962.6**

Earnings per share	**01/01-03/31/2007**	**01/01-03/31/2006**
Earnings per share (basis) in € per share	[redacted].35	0.23
Earnings per share (diluted) in € per share	[redacted].33	0.21

CONSOLIDATED CASH FLOW STATEMENT (IFRS)
FOR THE PERIOD FROM JANUARY 1 TO MARCH 31, 2007

	01/01–03/31/2007 € '000	01/01–03/31/2006 € '000
Net income for the period	33,295.5	16,962.6
Income tax expense	12,024.1	8,152.7
Depreciation, amortization and impairment losses	4,953.5	4,165.2
Income from financial assets accounted for using the equity method	-5,825.6	1,143.5
Income from financial instruments	-2,938.3	0.0
Other non-cash expenses and income	3,525.0	2,035.1
Amortization of deferred investment grants and subsidies	-1,528.8	-1,225.3
Change in provisions	225.4	1,715.3
Losses on the disposal of intangible assets and property, plant and equipment	13.0	15.5
Change in inventories, receivables and other assets	-35,087.6	-28,076.5
Change in other liabilities	18,654.0	4,495.8
Interest and similar income	-3,200.0	-673.0
Interest and similar expense	2,890.9	866.2
Liquid funds generated from operating activity	**27,001.1**	**9,577.1**
Interest paid	-481.3	-594.4
Interest received	2,406.4	784.4
Income taxes paid	-15,977.0	-4,404.8
Cash provided by operating activities	**12,949.2**	**5,362.3**
Capital expenditure on intangible assets	-1,547.0	-858.0
Capital expenditure on property, plant and equipment	-49,084.9	-7,339.6
Acquisitions of equity investments	-14,090.0	0.0
Changes in time deposits	10,050.0	-3,500.0
Payment for loans granted	-7,650.7	0.0
Proceeds from the repayment of loans granted	985.3	333.3
Proceeds from investment grants and subsidies	2,309.5	69.8
Cash used in investing activities	**-59,017.8**	**-11,294.5**
Proceeds from the issue of a convertible bond	492,500.0	0.0
Costs of obtaining capital convertible bond	-7,762.0	0.0
Payments from repaying dormant partners	0.0	-3,092.0
Repayment of loans	-2,807.7	-7,244.3
Payments under finance leases	-280.7	-320.4
Cash provided by (prior year period: cash used in) financing activities	**481,649.6**	**-10,656.7**
Change in liquid funds	435,581.0	-16,588.9
Foreign exchange gains/losses on liquid funds	-71.3	-35.6
Liquid funds at the beginning of the period	147,349.6	200,647.9
Liquid funds at the end of the period	**582,859.3**	**184,023.4**

CHANGES IN CONSOLIDATED EQUITY ACCORDING TO IFRS FOR THE PERIOD FROM JANUARY 1 TO MARCH 31, 2007

	Subscribed capital € '000	Capital reserve € '000	Revenue reserves € '000
01/01/2006	**36,913.6**	**240,686.9**	**44,109.1**
Valuation financial instruments			
Changes in the equity of associated companies		86.5	
Income and expenses recognized directly in equity	0.0	86.5	0.0
Stock option program		1,515.2	
Net income for the period			16,962.6
Total income and expense recognized in equity	0.0	1,601.7	16,962.6
03/31/2006	**36,913.6**	**242,288.6**	**61,071.7**
Valuation financial instruments			
Foreign currency translation			
Changes in the equity of associated companies		30.9	
Income and expenses recognized directly in equity	0.0	30.9	0.0
Stock option program		4,730.5	
Net income for the period			80,183.8
Total income and expense recognized in equity	0.0	4,761.4	80,183.8
Issue of new shares	592.8	640.6	
Capital increase from reserves	37,223.3		-37,223.3
Change in the scope of consolidation			
12/31/2006	**74,729.7**	**247,690.6**	**104,032.2**
Valuation financial instruments			
Foreign currency translation			
Changes in the equity of associated companies		13.0	
Income and expenses recognized directly in equity	0.0	13.0	0.0
Stock option program		831.7	
Net income for the period			33,718.6
Total income and expense recognized in equity	0.0	844.7	33,718.6
Capital increase through contributions in kind	34,323.6	1,108,083.3	
Part of the convertible bond recognized in equity		96,947.6	
03/31/2007	**109,053.3**	**1,453,566.2**	**137,750.8**

Other reserves				
Market valuation € '000	Foreign exchange differences € '000	Q-Cells AG shareholders € '000	Minority interests € '000	Total equity € '000
-432.6	**-15.1**	**321,261.9**	**0.0**	**321,261.9**
473.0		473.0		473.0
	-7.4	79.1		79.1
473.0	-7.4	552.1		552.1
		1,515.2		1,515.2
		16,962.6		16,962.6
473.0	-7.4	19,029.9		19,029.9
40.4	**-22.5**	**340,291.8**	**0.0**	**340,291.8**
-40.4		-40.4		-40.4
	-98.4	-98.4	-391.3	-489.7
	-26.1	4.8		4.8
-40.4	-124.5	-134.0	-391.3	-525.3
		4,730.5		4,730.5
		80,183.8	-1,299.9	78,883.9
-40.4	-124.5	84,780.3	-1,691.2	83,089.1
		1,233.4		1,233.4
		0.0		0.0
		0.0	15,356.6	15,356.6
0.0	**-147.0**	**426,305.5**	**13,665.4**	**439,970.9**
		0.0		0.0
	-44.1	-44.1	-151.7	-195.8
	-1,305.7	-1,292.7		-1,292.7
0.0	-1,349.8	-1,336.8	-151.7	-1,488.5
		831.7		831.7
		33,718.6	-423.1	33,295.5
0.0	-1,349.8	33,213.5	-574.8	32,638.7
		1,142,406.9		1,142,406.9
		96,947.6		96,947.6
0.0	-1,496.8	1,698,873.5	13,090.6	1,711,964.1

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1 TO MARCH 31, 2007 OF Q-CELLS AG, THALHEIM.

BASIC INFORMATION

The present IFRS interim financial statements are the consolidated financial statements of Q-Cells AG. The consolidated financial statements are prepared in euros (€), since the majority of Group transactions occur in this currency. Unless otherwise indicated, all amounts are stated in thousands of euros (€ '000). All figures are rounded off, which may result in rounding differences.

SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

Q-Cells AG has secured a supply of considerable quantities of metallurgical silicon for the period up to 2018 through **a long-term supply contract** with Elkem Solar AS, Oslo/Norway (Elkem Solar), which is part of the Norwegian Orkla Group, to guarantee further growth in the Group's core business.

The contract provides for Elkem Solar supplying Q-Cells AG with contractually agreed quantities of metallurgical silicon from 2008. Besides a basic quantity of 800 tonnes in 2008, 2,800 tonnes in 2009 and 2,400 tonnes every year from 2010 until 2018 – Q-Cells AG has the option of purchasing an additional quantity of 1,600 tonnes in 2010 and 5,000 tonnes p.a. in the following years of the contract term if Elkem Solar expands its production capacity. The basic quantity amounts to approx. 50% of Elkem Solar's current planned production (in its first factory). In addition, Q-Cells has the option to purchase up to 30% of the production volume from each new production facility that Elkem Solar constructs during the contract term. The prices for the Silicon are based on market prices. The prices for 2008 and 2009 are fixed and the prices for 2010 and 2011 are 50% fixed and 50% variable depending on the market price. Q-Cells will pay a variable market price from 2012, which will be negotiated annually.

In connection with the silicon contract Q-Cells AG has taken over **17.9% of the shares (88,456,767 shares) in REC** Renewable Energy Corporation ASA, Høvik/Norway from Good Energies Investments B.V., Amsterdam/Netherlands (Good Energies). At the same time, Good Energies increased its investment in Q-Cells AG. As part of a **capital increase through contributions in kind,** Q-Cells AG issued 34,323,579 new shares to Good Energies, 3,753,595 ordinary shares and 30,569,984 preference shares. This share exchange amounted to € 1,142.4 million in total and increased total assets dramatically.

On February 7, 2007, the Executive Board of Q-Cells AG resolved, with the consent of the Supervisory Board, to issue a non-subordinated and (save for the guarantee) unsecured **convertible debenture ('convertible bond').** The convertible bond was issued by **Q-Cells International Finance B.V. Rotterdam/Netherlands** a wholly owned subsidiary of Q-Cells, which was established on February 6, 2007, and is guaranteed by Q-Cells. The issue volume of the convertible bond amounted to € 492.5 million on the value date of February 28, 2007. This transaction also resulted in another substantial increase in total assets.

Q-Cells wants to use the proceeds from issuing the convertible bond mainly to expand production capacity in its main areas of business. As described above, Q-Cells has reached an agreement with the Norwegian company Elkem Solar, which secures Q-Cells access to considerable quantities of metallurgical silicon for the period from 2008 to 2018. Q-Cells AG will therefore expand production capacity more rapidly than previously expected to process these contractually agreed silicon quantities. Q-Cells will also invest part of the issue proceeds in constructing and ramping up its research and development centre and in constructing and ramping up the production lines of subsidiaries that are involved in the development and commercialization of PV technologies.

In addition, Q-Cells wants to invest in a new technology as a supplement to its existing technology portfolio and in January 2007 invested in **Solibro GmbH, Thalheim/Germany,** as part of a joint venture with Solibro AB, Uppsala/Sweden. Solibro GmbH will commercialize the Copper Indium Gallium Diselenide (CIGS) thin-film technology developed in Sweden by Solibro AB.

Total assets have increased virtually four fold compared with December 31, 2006.

In the first quarter of fiscal year 2007, the company increased its sales revenues by 42.5 % compared with the same period in the previous year.

Operating income improved from € 26.5 million to € 32.6 million (+36.9 %) compared with the same period in the previous year, net income for the period (after minority interests) almost doubled to € 33.7 million.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The quarterly report as of March 31, 2007, including selected notes, has been prepared in accordance with the International Financial Reporting Standards (IFRS) for Interim Financial Statements (IAS 34).

The IFRS interim financial statements were prepared using the accounting policies used in the consolidated IFRS financial statements of Q-Cells AG for the year ended December 31, 2006. These interim financial statements do not contain all the information that is required for consolidated financial statements at the end of a fiscal year and are therefore to be read together with the consolidated financial statements as of December 31, 2006.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COMPANIES INCLUDED IN CONSOLIDATION

All subsidiaries, joint ventures and associated companies are included in the consolidated financial statements. Subsidiaries are companies that are controlled by us directly and fully consolidated. Joint ventures are companies that are managed jointly with other companies. Associated companies are companies over which we exercise a significant influence and which are neither subsidiaries nor joint ventures. Associated companies are included in the consolidated financial statements using the equity method, as are joint ventures.

SUBSIDIARIES	Registered Office	Amount of the holding
Calyxo GmbH	Thalheim/Germany	100.00%
Brilliant 234. GmbH	Thalheim/Germany	100.00%
Q-Cells International Finance B.V.	Rotterdam/the Netherlands	100.00%
Q-Cells Asia Ltd.	Hong Kong/China	100.00%
VHF-Technologies SA	Yverdon-les-Bains/Switzerland	23.44%

Accounting for VHF

The share in VHF amounts to 23.44 % on March 31, 2007 and Q-Cells AG has the option to increase its holding to 51 % at any time.

On March 13, 2007, Q-Cells AG resolved to exercise its option to acquire a total of 51 % of the shares in VHF. The increase has not yet been formally implemented.

First-time consolidation of the newly established Q-Cells International Finance B.V.

On February 6, 2007, Q-Cells AG established Q-Cells International Finance B.V., Rotterdam/the Netherlands, and has held 100 % of the shares since this date. Among other things, the company's purpose is to present the Group on international financial markets and to raise funds including issuing debentures, other securities or debt instruments.

In February 2007, Q-Cells AG issued a convertible bond via its newly established subsidiary. (Please see our comments on shareholders' equity.)

COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD:	Registered Office	Amount of the holding
Joint venture		
Solibro GmbH	Thalheim/Germany	67.50 %
EverQ GmbH	Thalheim/Germany	33.33 %
Associated companies		
CSG Solar AG	Thalheim/Germany	21.71 %
Renewable Energy Corporation ASA (REC)	Høvik/Norway	17.90 %
The Solaria Corporation	Fremont, California/USA	12.39 %

Joint ventures

In accordance with IAS 31, investments where two or more partners undertake an economic activity that is subject to joint control through contractual arrangements are reported as joint ventures. The equity method is used.

First accounting for of the majority share in Solibro GmbH

In January 2007, Q-Cells AG invested in Solibro GmbH, Thalheim/Germany, as part of a joint venture with Solibro AB, Uppsala/Sweden.

Solibro AB is a spin-off of the CIGS research group run by the highly regarded Ångström Solar Center at the University of Uppsala/Sweden. The main shareholders in Solibro AB are the Swedish fixed income fund Sjätte AP-Fonden and the Norwegian investment company Energy Future Invest. The technology developed by Solibro AB has been registered for three patents, and all the assets associated therewith passed to the ownership of Solibro GmbH. The existing pilot line in Uppsala was transferred to a development center as a 100 % subsidiary of Solibro GmbH – Solibro Research AB, Uppsala/Sweden. This center provides technical production support and is pressing ahead with strategically important refinements of CIGS technology.

Solibro AB, Uppsala/Sweden, founded Solibro GmbH, Thalheim/Germany with the deed of incorporation dated December 4, 2006. The purpose of the company is to develop, manufacture and market solar cells and solar modules based on the CIGS technology developed by Solibro AB. In accordance with IFRS 3.16 ff. and IAS 31, Solibro has been accounted for in the consolidated financial statements as a joint venture using the equity method since January 25, 2007 (date of acquisition).

On January 25, 2007, Q-Cells AG acquired 37.25 % of the shares in Solibro GmbH from the previous shareholder Solibro AG. Of the purchase price of € 24 million, € 4 million was paid in cash to Solibro AB. The additional € 20 million will be paid to Solibro AB as certain specific technological milestones are achieved. The present value was recognized in line with the anticipated payment dates of the purchase price.

On February 12, 2007, a resolution to increase the capital of Solibro GmbH was passed. Q-Cells AG has acquired all the shares and consequently acquired a further 30.25 % of the shares in Solibro GmbH in the course of the capital increase. A cash payment of € 10 million of the purchase price of € 60 million was made to Solibro GmbH. The additional € 50 million will be paid to the capital reserve of Solibro GmbH as certain technological milestones are achieved. In March 2007, the Q-Cells AG Supervisory Board resolved the construction of the first Solibro GmbH factory in Thalheim with a production capacity of 25 to 30 MWp. At the time of acquisition, Q-Cells already anticipated reaching the milestones. As a result acquisition costs for the stake in the joint venture partner (Solibro AB) are to be accounted for at the time of acquisition, as pro rata payments can be demanded. Of these future payments of € 50.0 million, only 32.5 % (= 100 % minus Q-Cells' share of 67.5 %) of the net present value of the acquisition costs are allocated to the share, as due to the expected payments in the capital reserves payments are made to the joint venture partner only at this level

The calculation of the present values is based on an interest rate of 4 %. The addition of accrued interest to the liability will lead to a forecast interest charge of approx. € 2 million in total in subsequent periods up to November 2010. In the first quarter, expenditure on the addition of accrued interest to liabilities amounted to € 239.0 thousand in the first quarter.

The resulting present values of future payment obligations are shown correctly in the corresponding liabilities in the balance sheet.

Associated companies

In accordance with IAS 28, investments where Q-Cells has at least the option of exerting significant influence but not control or joint control of the decision-making processes are shown as associated companies. According to IAS 28.6, a holding of at least 20 % of the voting rights in an associated company indicates the shareholder exercises significant influence unless it can be clearly demonstrated that this is not the case. Conversely, if a holding is smaller, significant influence must be clearly demonstrated. IAS 28.7 identifies a few indicators by which the existence of a significant influence by the shareholder can be concluded.

Initial accounting for the acquisition of shares in REC

Q-Cells AG has secured a supply of considerable quantities of metallurgical silicon for the period up to 2018 through a long-term supply contract with Elkem Solar AS, Oslo/Norway, which is part of the Norwegian Orkla Group, to guarantee further growth in the Group's core business.

Q-Cells AG acquired 17.9 % of the shares (88,456,767 shares) in REC Renewable Energy Corporation ASA, Høvik/Norway (REC), from Good Energies Investments B.V., Amsterdam/the Netherlands in connection with the silicon contract.

At the same time, as part of a capital increase through contributions in kind, 34,323,579 new shares in Q-Cells AG were issued to Good Energies (3,753,595 ordinary shares and 30,569,984 preference shares). (Please refer to our comments on shareholders' equity.)

The acquisition costs of the REC shares were determined in accordance with IFRS 3.24ff. based on the with the fair value of the Q-Cells AG shares issued, taking account of the fair value of the put options.

The closing price of the Q-Cells share on the day before the transaction was published amounting to € 41.70 per share was taken as the fair value for the ordinary shares. The preference shares were valued at the value that was negotiated as appropriate within the framework of the capital increase through contributions in kind including a discount due to the lack of a possibility to sell the preference shares. This led to a valuation of € 32.25 per preference share.

Taking account of the fair value of the put options (€ 38.4 million), the acquisition costs for the share in REC was € 1,104 million.

As a result, Q-Cells AG has invested in the world's largest manufacturer of polycrystalline silicon and of silicon wafers for solar cell production and one of the world's leading photovoltaics companies. REC has been a long-term, strategically important partner of Q-Cells since the Company started production and is one of its most important suppliers. Q-Cells AG has significant key customer and supplier relationships with REC and its subsidiaries REC ScanModule AB, Glava/Sweden ('ScanModule'), REC ScanCell AS, Narvik/Norway ('ScanCell'), and REC ScanWafer AS, Høvik, Glomfjord, Porsgrunn/Norway ('ScanWafer'). REC has also taken a 33.33% shareholding in the joint venture EverQ and is also investing in the associated company CSG Solar AG. Furthermore, Marcel Brenninkmeijer, a member of the Supervisory Board of Q-Cells AG, is a member of the Board of Directors of REC at the same time.

In accordance with IAS 28, REC was accounted for in the consolidated financial statements as an associated company using the equity method with effect from February 5, 2007 (date of acquisition), since significant influence, as defined in IAS 28.7, can be exercised by Q-Cells AG because of the non-concentrated shareholder structure and the major business relationships maintained with the company.

NOTES TO INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

PROPERTY, PLANT AND EQUIPMENT

Work was started, as scheduled, on the construction of a new factory (line V) in 2006. Line V will be constructed in three sections and will have a nominal capacity of 225 MWp (production capacity of 180 MWp) by the end of 2007. A further € 28.4 million was invested in the construction of line V in the first quarter. The first two sections are expected to be commissioned in the third and fourth quarters of 2007 respectively.

The Group also invested a total of € 16.0 million in the pilot lines at Calyxo and Brilliant.

FINANCIAL ASSETS

CPI ChemiePark-Institut GmbH, Bitterfeld, in which Q-Cells AG has holdings of 6.1%, is not part of the consolidation. Because disposal is intended, it is no longer reported under 'financial assets' in the Q-Cells AG consolidated financial statements.

Companies accounted for using the equity method
Investments in joint ventures and associated companies

Q-Cells AG holds the following **investments in joint ventures:**

	03/31/2007		12/31/2006	
	Proportion of shareholders' equity		Proportion of shareholders' equity	
	€ '000	%	€ '000	%
Solibro GmbH, Thalheim	[redacted]	[redacted]	0.0	0.00
EverQ GmbH, Thalheim	[redacted]	[redacted]	28,990.2	33.33
	[redacted]		**28,990.2**	

Q-Cells AG holds the following investments in **associated companies:**

	03/31/2007 Proportion of shareholders' equity		12/31/2006 Proportion of shareholders' equity	
	€ '000	%	€ '000	%
CSG Solar AG, Thalheim	5,750.3	21.71	6,235.7	21.71
Renewable Energy Corporation ASA, Høvik/Norway	1,109,695.5	17.90	0.0	0.00
The Solaria Corporation, Fremont, California/USA	2,818.3	12.39	2,950.8	12.39
	1,118,264.1		**9,186.5**	

OTHER NON-CURRENT ASSETS

Other non-current assets reflect the non-current portion of advance payments made on future raw materials supplies (€ 52,792.0 thousand; December 31, 2006: € 43,922.3 thousand) as well as a bullet loan extended to EverQ GmbH, Thalheim, (€ 30,000.0; December 31, 2006: € 22,575.0 thousand). On January 31, 2007, Q-Cells AG extended the remaining € 7,425.0 thousand due under this loan agreement, which has a term up to December 31, 2009, to EverQ GmbH. Interest has been charged on the loan at 5.43 % since February 1, 2007.

Current assets

INVENTORIES

	03/31/2007 € '000	12/31/2006 € '000
Raw materials, consumables and supplies	52,265.3	36,560.7
Finished and unfinished goods	45,354.5	36,635.2
Advance payments made	4,298.2	5,532.3
	101,918.0	**78,728.2**

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable have risen by 5.1 % because of the increase in sales and are due within one year.

Receivables in foreign currency are translated at the rate applicable when the transaction took place and subsequently valued at the rate applicable on the balance sheet date. On the balance sheet date, receivables in foreign currency amounted to € 874.0 thousand (December 31, 2006: € 8,889.7 thousand).

MARKET VALUES OF FINANCIAL INSTRUMENTS

REC put options

Three put option agreements were concluded to partially hedge the price of the REC shares received in the course of the capital increase through contributions in kind to some extent. Q-Cells AG is entitled but not obliged to make delivery of a total of 78,573,329 shares, which were contributed as part of the capital increase through contributions in kind, to Orkla ASA, Norway. This means that 88.8 % of the shares held by Q-Cells in REC are hedged through put options.

These options exist individually and independently as follows:

- 5.95 % of the shares (29,403,227) at NOK 90 after 1 year and no more than 3 years
- 5.95 % of the shares (29,403,227) at NOK 90 after 2 years and no more than 3 years
- 4.00 % of the shares (19,766,875) at NOK 70 after 1 year and no more than 2 years

The fair value was determined on the basis of the Monte Carlo simulation.

The initial valuation is made up as follows:

	First put option – first tranche	First put option – second tranche	Second put option
Share price (NOK)	149.5	149.5	149.5
Exercise price (NOK)	90	90	70
Term in years	3	3	2
Volatility	43%	43%	43%
Risk-free interest rate (constant)	4.5%	4.5%	4.5%
Fair value of an option (NOK)	**4.69**	**4.69**	**1.81**
Exchange rate NOK/€	8.11	8.11	8.11
Fair value of an option (€)	**0.58**	**0.58**	**0.22**
Number of options	29,403,227	29,403,227	19,766,875
Total value of the tranche (€ '000)	17,003.2	17,003.2	4,418.9
Total value of all tranches (€ '000)			38,425.3

The initial valuation on February 5, 2007 considered at a fair value of € 38,425.3 thousand. These options are valued at fair value and have a value of € 41,277.4 thousand on March 31, 2007. The changes in the value of the put options, due to the fall in the price of REC shares relating to the reporting date, led to a positive result from the valuation of the options in the first quarter of € 2,852.1 thousand.

Embedded derivatives

Q-Cells AG has identified embedded derivatives as part of its sale and purchase contracts. The contracts in question are long-term contracts in USD involving both sales and purchases. To hedge the foreign exchange risk resulting from purchase contracts in USD, the same volume of sales revenues was concluded in USD (hedging to reduce the foreign exchange risk).

For accounting purposes financial instruments, which are included in purchase or sale contracts denominated in USD, for which USD is not the usual currency for settling orders of this kind in international business practice and is also not the transaction partner's functional currency, are considered as embedded derivatives.

The line item contains the market valuation of embedded derivatives amounting to € 23,394.9 thousand. This is offset by an item on the liabilities side amounting to € 23,691.3 thousand. In the first quarter, the result from embedded derivatives amounts to € 86.2 thousand. Income and expenses from economically similar transactions amount to € 1,212.2 thousand and € 1,126.0 thousand respectively.

The results from the valuation of financial instruments at market values are shown in income from financial instruments.

Time deposits

There were no time deposits with an original term of more than 90 days as of March 31, 2007 (December 31, 2006: € 10,060.0 thousand).

Cash and cash equivalents

This item reflects cash and balances in banks of € 577,856.6 thousand (December 31, 2006: € 147,349.6 thousand), as well as securities of € 5,002.7 thousand (December 31, 2006: € 0.0 thousand). The increase is mainly due to the proceeds from the convertible bond.

SHAREHOLDERS' EQUITY

Share capital

Making partial use of authorized capital (authorized capital 2006/1) and with the approval of the Supervisory Board, the company's share capital was increased by € 34,323.6 thousand from € 74,729.7 thousand to € 109,053.3 thousand.

COMPOSITION OF THE SHARE CAPITAL

(Number of shares)	03/31/2007	31/12/2006
Ordinary shares	78,483,323	74,729,728
Preference shares	30,569,984	0
Total	**109,053,307**	**74,729,728**

In connection with the acquisition of shares in REC, Good Energies increased its shareholding in Q-Cells AG. As part of a capital increase through contributions in kind, Q-Cells AG issued 34,323,579 new shares to Good Energies. Of these shares, 3,753,595 were issued as ordinary shares. The remaining 30,569,984 shares are preference shares. The preference shares are not listed on the stock exchange and do not carry voting rights. The owners of preference shares are entitled to convert them to ordinary shares at a ratio of 1:1 through a stock exchange admission process and have them registered for stock exchange trading. The preference shares carry a small dividend premium of 3 cents per share. By issuing the new shares, the share capital of Q-Cells AG has been increased to € 109.1 million. Good Energies now holds 29.9 % of the voting rights, and 49.55 % of the share capital respectively.

Following partial utilization, the company has the following authorized capital from June 29, 2006 (authorized capital 2006/1): the Executive Board is authorized, with the consent of the Supervisory Board, to raise the Company's share capital in one or more instances prior to May 31, 2011, by up to € 2,590.0 thousand against cash or non-cash contributions by issuing 2,590,025 new shares. The Executive Board is at the same time authorized, with the consent of the Supervisory Board, to decide on the exclusion of shareholders' subscription rights, to determine an approach to profit-sharing that differs from the law and to stipulate additional details for each capital increase and the conditions for the share issue (authorized capital 2006/1).

This was recorded in the commercial register on February 5, 2007.

Capital reserve

The **capital increase through contributions in kind** was effected by exchanging 88,456,767 shares in REC for 34,323,579 new shares in Q-Cells AG. In accordance with IFRS 3.24ff. the cost of acquisition corresponds to the fair value of the shares issued, amounting to € 1,142,406.9 thousand. The amount in excess of the share capital of € 1,108,083.3 thousand was transferred to the capital reserve (with regard to measurement, please refer to our comments on the measurement of the REC shares).

Convertible bond

On February 7, 2007, the Executive Board of Q-Cells AG resolved, with the consent of the Supervisory Board, to issue a non-subordinated and (save for the guarantee) unsecured **convertible debenture** ('convertible bond'). The convertible bond was issued by Q-Cells International Finance B.V., a wholly owned subsidiary of Q-Cells, which was established on February 6, 2007, and is guaranteed by Q-Cells. The convertible bond was only offered for sale to institutional investors outside the USA within the framework of an accelerated book-building process. Existing Q-Cells shareholders' rights to subscribe to the convertible bond were excluded. The issue volume of the

convertible bond amounted to € 492,500.0 thousand on the value date of February 28, 2007. Based on the conversion price mentioned below the convertible bond is convertible into up to approximately 7.37 million ordinary registered Q-Cells shares with no par value (unit shares). The conversion price was set at € 66.79. This corresponds to a premium of 40% above the reference price for Q-Cells ordinary shares of € 47.7061 per share. The convertible bond's coupon was set at 1.375%. The convertible bond was approved for trading on the Euro MTF segment on the Luxembourg stock exchange on April 23, 2007.

According to IAS 32.28, this convertible bond is a hybrid financial instrument, which contains both liability components (right to interest and repayment) and equity elements (right to subscribe to shares) from the issuer's perspective. These components have to be calculated and shown separately when accounting for the bond. First, the fair value of the liability component derivative (€ 394.0 million) was determined using an effective interest rate of 6.49% and a term of 5 years. The fair value of the equity component including the embedded derivatives is € 98.5 million. Under IAS 32.38, the transaction costs accrued to date of € 7.8 million accrued to date are allocated to the assigned values in the ratio of the liability and equity components.

On March 31, 2007, the equity component is reported without change in the capital reserve at € 96,947.6 thousand.

Stock option program 2005 (ESOP IIc/ESOP IIe)

The fourth (ESOP IIc) and fifth (ESOP IIe) tranche of the stock option program 2005 will allow certain employees to acquire Company shares with restrictions on disposal at a fixed exercise price and defined terms under certain conditions. In principle, the fourth and fifth tranche of the stock option program 2005 will be issued subject to the same basic conditions as the first tranche in August 2005, the second tranche in January 2006 and the third tranche in July 2006, with differences in the vesting period and the term of the options.

The stock options are recognized at the fair value of the options issued in accordance with IFRS 2 and are recorded under personnel expenses with a corresponding increase in shareholders' equity (capital reserve). The fair value is determined on the basis of the Monte Carlo simulation.

The following model parameters and premises are used for determining the option price:

	ESOP IIc	ESOP IIe
Exercise price equals the share price on the issue date	€ 37.29	€ 34.07
Vesting period	2 years	3 years
Expected average term of the option	2.5 years	3 years
Market price of the underlying share at the time of issue	€ 37.29	€ 34.07
Expected volatility in the share price	0.5	05
Dividend yield	1.0% from 2010	1.0% from 2010
Risk-free interest rate	3.7%	3.7%

The volatility was established on the basis of past volatility of the peer group over the past year and two years.

On the basis of the assumptions given, the fair value of the options (subscription right to one share) was calculated at € 13.15 (ESOP IIc) and € 11.50 (ESOP IIe).

Total expenses recorded in the period under review for expenditure on the stock option program 2005 in the first quarter 2007 amount to € 41.1 thousand (ESOP IIc) and € 43.9 thousand (ESOP IIe).

Please refer to the statement of changes in equity for details of changes in the shareholders' equity of Q-Cells AG during the first quarter of 2007.

Non-current liabilities

CONVERTIBLE BOND

This balance sheet item contains the liability component (€ 389,867.8 thousand) of the convertible bond issued in February 2007. (Please refer to our comments on shareholders' equity.)

OTHER NON-CURRENT LIABILITIES

Other non-current liabilities as of March 31, 2007 essentially reflect the non-current liabilities from the acquisition of Solibro GmbH in the amount of € 4,538.0 thousand due to Solibro GmbH and of € 11,068.0 thousand due to Solibro AB, from the finance lease of € 2,372.6 thousand (December 31, 2006: € 3,359.3 thousand) and the non-current portion of advance payments received on orders (€ 14,601.5 thousand; December 31, 2006: € 11,292.0 thousand).

Current liabilities

TRADE ACCOUNTS PAYABLE

Trade accounts payable rose by 38.0% because of factors relating to the balance sheet date and are due within one year.

Payables in foreign currencies are translated at the exchange rate on the transaction date and later measured at the closing rate. As of the balance sheet date, liabilities in foreign currencies amounted to € 4,369.4 thousand (December 31, 2006: € 2,126.9 thousand).

OTHER CURRENT LIABILITIES

The increase in other current liabilities compared with December 31, 2006 relates in essence to the current liabilities from the acquisition of Solibro GmbH of € 11,140.0 thousand due to Solibro GmbH and of € 7,841.0 thousand due to Solibro AB.

NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

The comparative figures relate to the period from January 1 to March 31, 2006.

SALES REVENUES

Sales revenues rose by 42.5 % compared to 2006.

Information on the breakdown by region is provided in the segment report of these notes.

PRODUCT	CELL TYPE	Sales 2007 01/01–03/31 € '000	Sales 2006 01/01–03/31 € '000	Change € '000
Polycrystalline	**Q5** (125x125 mm)	[redacted]	0.0	174.0
	Q6 (150x150 mm)	[redacted]	28.4	−24.3
	Q6L (156x156 mm)	[redacted]	100,076.6	44,458.0
	Q8 (210x210 mm)	[redacted]	159.6	−16.1
Mono-crystalline	**Q5M** (125x125 mm)	[redacted]	2,680.4	9,127.5
	Q6M (150x150 mm)	[redacted]	0.0	5.7
	Q6ML (156x156 mm)	[redacted]	11,804.5	−6,135.6
Sales revenue from the sale of solar cells and modules		[redacted]	114,749.5	47,589.2
Silicon sales		[redacted]	0.0	1,020.7
Other		[redacted]	0.0	118.5
Total		[redacted]	**114,749.5**	**48,728.4**

Sales of broken cells, other sales and deductions were allocated to individual products and cell types.

Based on an agreement with a silicon supplier, the Company is required to commission manufacture of modules from cells that Q-Cells AG has produced using the silicon delivered from that particular supplier. The reworking into modules (lamination) invoiced by the module manufacturer to Q-Cells AG is included in the sales revenues from laminated solar cells (Q6L) in the amount of € 6,437.5 thousand (2006: € 6,320.9 thousand) and an equal amount is recorded in the cost of materials.

OTHER OPERATING INCOME

Other operating income is composed of the following items:

OTHER OPERATING INCOME	01/01–03/31 2007 € '000	01/01–03/31 2006 € '000
Reversal of investment subsidies	[redacted]	719.9
Foreign exchange gains	[redacted]	425.0
Reversal of investment grants	[redacted]	505.4
Reversal of provisions	[redacted]	244.9
Grants for personnel costs	[redacted]	20.5
Income not relating to the period	[redacted]	60.8
Other income	[redacted]	288.7
Total	[redacted]	**2,265.2**

COST OF MATERIALS

Cost of materials are primarily incurred in the procurement of wafers. The cost of materials ratio (ratio of cost of materials related to sales revenues and changes in inventories) was 66.5% in the first quarter of 2007 (2006: 62.1%).

The materials usage rate is as follows, before and after adjusting for lamination costs:

	Core business prior to elimination of lamination costs € '000	Module business € '000	Core business after elimination of module business € '000
Sales revenues	163,477.9	−6,437.5	157,040.4
Changes in inventories	8,719.2		8,719.2
Cost of materials	114,513.9	−6,437.5	108,076.4
	[redacted]		[redacted]
Materials usage rate	[redacted]		[redacted]

PERSONNEL EXPENSE

As of March 31, 2007, Q-Cells AG (Group) had 1,040 employees (December 31, 2006: 921) including 37 trainees (December 31, 2006: 39). As in the previous year, the Executive Board of Q-Cells AG is composed of four members. In the first quarter of 2007, the personnel expense ratio (ratio of personnel expenses related to sales revenues and changes in inventories) was 7.1 % (2006: 8.2 %).

OTHER OPERATING EXPENSE

Other operating expense is composed of the following items:

OTHER OPERATING EXPENSE	01/01–03/31 2007 € '000	01/01–03/31 2006 € '000
General and administrative expenses	1,070.9	696.2
Legal and consulting costs	941.8	1,177.4
Other third-party costs	869.2	276.9
Maintenance and repair costs	833.6	1,190.6
Foreign exchange differences	761.3	628.6
Training	549.9	252.0
Costs related to guarantees	518.6	616.0
Selling expenses	512.0	663.1
Recruiting	502.5	274.5
Other travel expenses	450.1	285.9
Contributions and fees	236.3	450.2
Freight and storage costs	51.6	231.6
Other operating expense	507.2	757.8
Total	**7,805.0**	**7,500.8**

INCOME FROM FINANCIAL ASSETS ACCOUNTED FOR USING THE EQUITY METHOD

	01/01–03/31 2007 € '000	01/01–03/31 2006 € '000
Income from associated companies		
Renewable Energy Corporation ASA	7,019.5	0.0
CSG Solar AG	-498.7	-432.7
The Solaria Corporation	-132.5	0.0
Income from joint ventures		
Solibro GmbH	-352.6	0.0
EverQ GmbH	-210.1	-710.8
	5,825.6	**-1,143.5**

NET INTEREST INCOME

The change compared with the first quarter of 2006 is the result in particular of interest income and expense relating to cash and cash equivalents and from the convertible bond

INCOME FROM FINANCIAL INSTRUMENTS

	01/01–03/31 2007 € '000	01/01–03/31 2006 € '000
Income from the valuation of the REC put options	2,852.1	0.0
Income from embedded derivatives	86.2	0.0
	2,938.3	**0.0**

INCOME TAXES

Income taxes break down as follows:

INCOME TAXES	01/01–03/31 2007 € '000	01/01–03/31 2006 € '000
Corporation tax	9,157.3	5,671.9
Trade tax	3,669.9	2,622.2
Deferred taxes	−803.1	−141.4
Total	**12,024.1**	**8,152.7**

Taking into account the solidarity surcharge and the trade tax, a tax rate of 33.07 % is arrived at when calculating deferred taxes (March 31, 2006: 33.07 %).

EARNINGS PER SHARE

Earnings per share were calculated according to IAS 33. In calculating basic earnings per share only ordinary shares were considered.

Pursuant to IAS 33.64, the capital increases that took place in July 2006 have been taken into account in the calculation of earnings per share for the first quarter of the previous year to enhance comparability.

Basic earnings per share:

	01/01–03/31 2007	01/01–03/31 2006
Net income for the period attributable to ordinary shareholders (€ '000)	27,136.8	16,962.6
Weighted average number of ordinary shares	77,023,592	73,827,208
Earnings per share (undiluted) in €	**0.35**	**0.23**

The weighted average number of ordinary shares is calculated as follows:

	01/01–03/31 2007	01/01–03/31 2006
Shares issued on January 1	74,729,728	73,827,208
Effect of the capital increase through contributions in kind	2,293,864	0
Weighted average number of ordinary shares	**77,023,592**	**73,827,208**

Net income for the period attributable to ordinary shareholders is calculated as follows:

	01/01–03/31 2007 € '000	01/01–03/31 2006 € '000
Net income for the period (after minorities)	33,718.6	16,962.6
Net income for the period relating to preference shares	−6,581.8	0.0
Net income for the period attributable to ordinary shareholders	**27,136.8**	**16,962.6**

Diluted earnings per share:

	01/01–03/31 2007	01/01–03/31 2006
Net income for the period attributable to ordinary shareholders (€ '000)	27,136.8	16,962.6
Weighted average number of shares	81,719,764	79,320,544
Earnings per share (diluted) in€	**0.33**	**0.21**

The weighted average number of shares is calculated as follows:

	01/01–03/31 2007	01/01–03/31 2006
Weighted average number of ordinary shares (undiluted)	77,023,592	73,827,208
Impact of share options issued	4,696,172	0
Weighted average of the number of shares (diluted)	**81,719,764**	**73,827,208**

30,569,984 existing convertible preference shares as well as 7,373,858 potential ordinary shares from the convertible bond were not included in the calculation of the diluted result per share as they do not have a dilutive effect.

NOTES TO THE CASH FLOW STATEMENT

Liquid funds include cash and cash equivalents reported in the balance sheet.

Operating cash flow amounted to € 12,949.2 thousand (2006: € 5,326.7 thousand) in the first quarter of 2007 and is largely characterized by an increase in net income.

Investment in property, plant and machinery and intangible assets to expand production capacity of € 50,631.7 thousand (2006: € 8,197.6 thousand), the acquisition of the share in Solibro GmbH and the loan extended to EverQ on the one hand as well as the offsetting change in time deposits led to cash flows for investing activities of € 59,017.8 thousand (2006: € 11,294.5 thousand).

Cash inflows from financing activities resulted primarily from cash receipts from the convertible bond totaling € 484.7 million.

Cash inflows from operating activities and from financing activities financed investment activities entirely; surplus funds were allocated to liquid funds.

Changes in balance sheet items used in preparing the cash flow statement cannot be directly derived from the balance sheet, since effects from non-cash business transactions have been eliminated.

OTHER DISCLOSURES

SEGMENT REPORTING

Q-Cells AG's primary reporting format is segmented into the core area of conventional cell technology, the area of new technologies, the area of silicon trading and the REC area (Please refer to the section on associated companies).

Q-Cells AG's secondary reporting format is segmented according to geographical categories. Income, expense and other information are allocated according to the principle of the location of assets. Since almost all assets are located in Germany, all other information is also provided under the Germany segment. No additional segmentation is undertaken.

The following table shows the segmentation of sales revenues according to customer location:

	01/01–03/31/2007		01/01–03/31/2007	
	€ '000	Share in %	€ '000	Share in %
Germany	69,368.1	42.4	58,953.9	51.4
Other EU countries	24,747.6	15.1	19,242.6	16.8
Rest of the world	69,362.2	42.5	36,553.0	31.8
	163,477.9	100.0	114,749.5	100.0
Export ratio		57.6		**48.6**

OVERVIEW OF AREAS OF OPERATIONS 01/01 – 03/31 IN € '000 (Primary reporting format)	Core business		New technologies		Silicon trade		REC	
	2007	2006	2007	2006	2007	2006	2007	2006
Segment sales revenues	[redacted]	114,749.5	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0
Segment income	[redacted]	26,634.0	[redacted]	-164.7	[redacted]	0.0	[redacted]	0.0
Income of financial assets accounted for using the equity method								
Pro rata income	[redacted]	0.0	[redacted]	-1,143.5	[redacted]	0.0	[redacted]	0.0
Income from financial instruments	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0
Income for the period (after minorities)	[redacted]		[redacted]		[redacted]		[redacted]	
Segment assets	[redacted]	490,803.7	[redacted]	48,717.8	[redacted]	0.0	[redacted]	0.0
Shares in financial assets accounted for using the equity method	[redacted]	0.0	[redacted]	38,176.7	[redacted]	0.0	[redacted]	0.0
Market value of financial instruments	[redacted]	22,182.7	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0
Total assets								
Segment liabilities	[redacted]	112,872.3	[redacted]	5,486.0	[redacted]	0.0	[redacted]	0.0
Market value of financial instruments	[redacted]	22,565.3	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0
Total liabilities								
Acquisition costs for the acquisition of segment assets (Plant, property and equipment and intangible assets)	[redacted]	45,399.7	[redacted]	22,740.7	[redacted]	0.0	[redacted]	0.0
Depreciation on segment assets	[redacted]	4,165.2	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0
Total amount of essentially non-cash expenses	[redacted]	1,515.2	[redacted]	0.0	[redacted]	0.0	[redacted]	0.0

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

Purchase commitments

Q-Cells AG has entered into commitments to suppliers for purchasing wafers and silicon totaling € 3,373.4 million (December 31, 2006: € 2,194.5 million) between 2007 and 2018, € 297.6 million of which applies to 2007.

FINANCIAL RISKS

Security policy

Investment of capital is undertaken only at financial institutions with high credit ratings. Investment consists of financial assets that are subject either to moderate value fluctuations or none at all. Investment is in financial assets that are readily available, in order to cover the financing and liquidity requirements for planned capital expenditures.

Liquidity risk

Appropriate financial planning instruments are utilized to control our future liquidity position. We do not foresee any liquidity bottle-necks according to current planning.

Non-assigned items		Group	
2007	2006	2007	2006
0.0	0.0	163,477.9	114,749.5
0.0	0.0	36,246.7	26,469.3
0.0	0.0	5,825.6	−1,143.5
0.0	0.0	2,938.3	0.0
		33,718.6	16,962.6
32,443.1	34,587.3	1,096,445.6	574,108.8
0.0	0.0	1,194,746.7	38,176.7
0.0	0.0	64,672.3	22,182.7
		2,355,864.6	**634,468.2**
471,106.7	53,573.7	620,209.2	171,932.0
0.0	0.0	23,691.3	22,565.3
		643,900.5	**194,497.3**
0.0	0.0	51,604.5	68,140.4
0.0	0.0	4,953.5	4,165.2
0.0	0.0	831.7	1,515.2

Currency risk

Currency risks arise for Q-Cells primarily due to the fact that we make purchases in USD that are not entirely offset by USD sales. We counter these risks by monitoring currency parities on an ongoing basis and undertaking hedging transactions where necessary.

Interest rate risk

The Company is not exposed to any major interest rate risks because its investments are short term, as are the remaining terms of the loans it has raised.

Thanks to the successful capital increase following the IPO in 2005, the creation of sufficient capital through the issue of a convertible bond with a very low coupon and the capital increase through the issue of new shares in return for contributions in kind, dependence on changes in interest rates has reduced further because the Company is more able to finance its activities from equity.

Credit risks

There is no significant concentration of credit risk for the Group.

As part of procurement and security activities, it is sometimes necessary to make advance payments to suppliers. This also may give rise to credit risks. As part of customer relationships advance payments are also requested, which counter this risk.

The maximum credit risk is reflected in the balance sheet figures.

Prompt and capable financial control in conjunction with a customer evaluation system reduces the probability of bad debts.

Thalheim, May 14, 2007

Q-Cells AG's Executive Board

Anton Milner	**Thomas Schmidt**	**Dr. rer. pol. Hartmut Schüning**	**Dr. Florian Holzapfel**
CEO	COO	CFO	CTO

FINANCIAL CALENDAR 2007

May 15	Publication of the First Quarter 2007 Report
June 14	Annual General Meeting in Berlin
August 14	Publication of the Second Quarter 2007 Report
November 14	Publication of the Third Quarter 2007 Report

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
Guardianstraße 16
D-06766 Thalheim
www.q-cells.com

Investor Relations
Stefan Lissner
TEL + 49 (0)3494 66 8-887
FAX + 49 (0)3494 66 8-777
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL + 49 (0)3494 66 8-8081
FAX + 49 (0)3494 66 8-777
MAIL s.dietrich@q-cells.com

Concept and design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Date of publication
May 15, 2007

Production
This Quarter Report is climate-neutral and printed on PEFC-certified paper. The greenhouse gas emissions caused by the production and distribution of this publication have been offset by investments in an additional climate protection project.

PEFC

CONTACT

Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610

MAIL q-cells@q-cells.com
WEB www.q-cells.com

Q.CELLS

Navigationspfad: Investor Relations Financial calendar
URL: http://www.q-cells.com/cmadmin_2_547_0.html

FINANCIAL CALENDAR

Below you will find all important dates for the next few months.

Date	Event
05.02.2007	Release of preliminary key figures for 2006
27.03.2007	Publication of the 2006 Annual Report Annual Press Conference and Analyst Conference in Frankfurt
15.05.2007	Publication of the First Quarter 2007 Report
14.06.2007	Annual General Meeting in Berlin
14.08.2007	Publication of the Second Quarter 2007 Report
14.11.2007	Publication of the Third Quarter 2007 Report

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49(0)3494 66 8-60 FAX +49(0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schüning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied);
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149,
BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86,
US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223,
USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG secures long-term supplies of metallurgical silicon through agreement with Elkem Solar and acquires equity stake in REC Renewable Energy Corporation ASA

- Tests on manufacture of solar cells confirm good results in use of metallurgical silicon
- Contractual commitment to supply a total of up to 66,800 tonnes to Q-Cells until 2018 – allowing Q-Cells to reach 1 GWp (Gigawattpeak) threshold by 2010
- Acquisition of 17.9% stake in REC, a long-term strategic partner and the world's largest producer of solar-grade silicon
- Main shareholder Good Energies substantially increases investment in Q-Cells AG
- Preliminary consolidated net income of € 87.7 million for 2006
- Revenue growth of approx. 30 % forecast for 2007
- Faster growth expected as from 2008

Thalheim, 5 February 2007: Q-Cells AG (QCE; ISIN DE0005558662) has signed a long-term supply agreement with Elkem Solar (Oslo), a member of Norway's Orkla Group, thus securing supplies of significant quantities of metallurgical silicon to lock in growth in its core business until 2018.

Under the terms of the agreement, Elkem Solar will supply Q-Cells AG with contractually fixed quantities of metallurgical silicon starting in 2008. In addition to a base volume of 800 tonnes in 2008, 2,800 tonnes in 2009 and 2,400 tonnes per year from 2010 to 2018, Q-Cells AG has an option to procure an additional quantity of up to 1,600 tonnes in 2010 and between 2,500 and 5,000 tonnes per year during the remaining years of the agreement, subject to Elkem Solar expanding further. The total quantities of silicon to be supplied under the agreement are expected to be sufficient to

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49(0)3494 66 8-60 FAX +49(0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schüning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied); Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

manufacture over 10 GWp of solar cells. This means that as soon as 2010 Q-Cells should have material to be able to produce more than 1 GWp of solar cells per year, considering the contractually secured amount of poly- and metallurgical silicon. The base quantities represent approximately 50 % of Elkem Solar's currently planned (first plant) production volume. In addition to the above, Q-Cells has an option for up to 30 % of the production volume of each new production facility from the third plant onwards established by Elkem Solar during the term of the contract. The prices paid for the silicon are based on market prices. Prices for 2008 and 2009 are fixed, and for 2010 and 2011 50 % of the price is on a fixed basis and 50 % will be floating, depending on the respective prevailing market price. From 2012, Q-Cells will pay a floating market price that will be agreed each year.

Q-Cells and the industry expect strong market growth. This agreement will enable Q-Cells to continue to expand its strong position in the photovoltaics market and to put itself in an excellent position for the future. Furthermore, the company has once again demonstrated the benefits of its business model as a non-integrated producer of solar cells: as a focused organisation, Q-Cells can concentrate all its proprietary research capabilities on developing its cell technology and can respond swiftly to technological advances in upstream and downstream stages of the value chain. Q-Cells AG is able to build new, larger production capacities quickly and to flexibly process new, large quantities of base products. This makes it a key partner for innovative growth companies such as Elkem Solar, REC and others.

Good results in the use of metallurgical silicon for the manufacture of solar cells

By conducting extensive tests on the manufacture of ingots, wafers and solar cells, Q-Cells has confirmed that the material supplied by Elkem Solar - to be industrialized on a large scale - can achieve efficiencies and yield levels equivalent to high-purity polycrystalline silicon, which is manufactured using a much more expensive and complex process. In order to produce silicon wafers and solar cells, the metallurgical material must currently be mixed with high-purity polycrystalline silicon. It has been shown in test series that the material can be used without mixing for production of solar cells with limited process and product adjustments. The goal is to increase the mixing ratio, which will initially be up to 50%, to reach 100% pure metallurgical silicon in the medium term. The metallurgical silicon will make a major contribution to overcoming the continuing shortage of silicon over the long term, thus cutting the cost of photovoltaics. Q-Cells AG believes that the long term contract announced today gives Q-Cells an advantage over its competitors by securing a significant long term commitment from the producer who, in the opinion of Q-Cells, has a significant cost, quality

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49(0)3494 66 8-60 FAX +49(0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schüning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied); Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

and time-to-market advantage in the production of metallurgical silicon to be used for solar cell production.

Investment in long-term partner REC

In connection with the agreement on silicon supplies, Q-Cells AG will acquire 17.9 % of the share capital (88,456,767 shares) in REC Renewable Energy Corporation ASA, Høvik, Norway, from Good Energies. Apart from securing large quantities of metallurgical silicon, Q-Cells AG is therefore investing in the world's largest manufacturer of polycrystalline silicon and silicon wafers for the production of solar cells (solar-grade silicon) and one of the world's leading PV companies. REC has been a long-term and strategically important partner since the production start-up of Q-Cells AG and is one of the company's key suppliers. By investing in REC, Q-Cells AG is visibly demonstrating that the company remains convinced of the huge importance of Siemens type polycrystalline and Fluidized Bed Reactor (FBR) technology for the production of solar cells. The management of Q-Cells is strongly convinced of REC's long term prospects.

The investment will further strengthen Q-Cells AG's relationship with REC, which not only covers long term supply agreements, but also the EverQ GmbH and CSG Solar AG joint ventures.

Main shareholder Good Energies increases investment in Q-Cells

In connection with this purchase of shares, Good Energies is to increase its investment in Q-Cells. As part of a non-cash capital increase, Q-Cells will issue 34,323,579 new shares to Good Energies. A total of 3,753,595 of these shares will be issued as ordinary shares. Good Energies will then hold 29.9 % of the voting rights.

The other 30,569,984 shares are issued as preference shares. Good Energies has indicated to Q-Cells that it has no current intention to increase its holding in voting shares above 29.9 %. The preference shares are not publicly listed, can initially not be publicly traded, and do not confer any voting rights. The owners of the preference shares have the right to convert them into ordinary shares at a 1:1 ratio and to have them registered for public trading contingent upon a relatively complex stock listing procedure. The preference shares pay a modest dividend premium of 3 cents (Euro) per share. By issuing these new shares, Q-Cells AG has increased its share capital to € 109,053,307. Once the deal has been completed, Good Energies will hold 29.9 % of the company's voting shares and 49.55 % of its total share capital.

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany **TEL** +49(0)3494 66 8-60 **FAX** +49(0)3494 66 8-610 **MAIL** q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schüning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied); Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

By increasing its investment in Q-Cells AG, Good Energies, one of the most important long-term investors in the photovoltaics sector, is sending a clear signal that it has great confidence in the business model and future of Q-Cells AG.

The above transactions were conducted as a share exchange at an agreed exchange ratio. They are valid upon registration of the share capital increase.

Preliminary figures for 2006

According to the preliminary results available, Q-Cells AG's total output of solar cells in 2006 came to 253.1 MWp, a year-on-year increase of 53 %. Revenue rose accordingly by 80 % to € 539.5 million (2005: € 299.4 million), while inventories grew by € 18.7 million. Earnings before interest and tax (EBIT) and net income achieved even stronger growth of 104 % and 120 % to € 129.1 million and € 87.7 million respectively (2005: € 63.2 million and € 39.9 million respectively). Additionally, Q-Cells has earned one-off extraordinary income from the first-time consolidation of the increased stake in EverQ GmbH in the amount of a single-digit million Euro sum.

Expectations for 2007

At the beginning of the year 2007, sales in the important markets in Germany and Spain continue to develop favourably. Q-Cells AG expects the trend for the remainder of 2007 to remain positive. Q-Cells anticipates growth in revenues and net income in its core business of approx. 30 % for 2007. Additionally, Q-Cells expects one-off extraordinary income from the sale of silicon to EverQ GmbH. Q-Cells expects that the subsidiary companies will realise first sales revenues from test products over the year with production starting at different stages in 2007. The start-up expenditures for the establishment of new factories of subsidiaries and associate companies and the one-off income from silicon sales are expected to amount to balanced expenditures of around € 10 million.

Aims for 2008

For 2008 Q-Cells AG sets itself the aim of realising sales revenues of approx. € 1 billion and a net income margin of 13 %.

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany **TEL** +49(0)3494 66 8-60 **FAX** +49(0)3494 66 8-610 **MAIL** q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schüning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied); Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

The year 2009

Due to the new agreement concerning the delivery of metallurgical silicon, Q-Cells AG expects additional strong growth in production volume in 2009. Concerning sales revenues, Q-Cells aims to reach approx. a 40% growth.

Additional Information:

ISIN: DE0005558662

Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)

Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49(0)3494 66 8-60 FAX +49(0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schüning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied);
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149,
BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86,
US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223,
USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells will issue guaranteed convertible bonds due 2012 to institutional investors; the bookbuilding for the offering will commence today (7 February 2007)

Thalheim, 7 February 2007: The Management Board of Q-Cells AG (QCE; ISIN DE0005558662) ("Q-Cells") resolved today, with the consent of the Supervisory Board, to issue guaranteed unsubordinated and (subject to the Guarantee) unsecured convertible bonds (the "Bonds"). The Bonds will be issued by Q-Cells International Finance B.V., a wholly-owned subsidiary of Q-Cells, and will be guaranteed by Q-Cells. The Bonds will be issued only to institutional investors outside the United States of America by way of an accelerated bookbuilding. The pre-emptive rights of shareholders of Q-Cells to subscribe to the Bonds are excluded.

The initial aggregate issue size will be EUR 350 million. Q-Cells is entitled to increase the aggregate issue size by EUR 50 million. In addition, Q-Cells has granted Citigroup and Dresdner Kleinwort an over-allotment option of up to EUR 52.5 million, which may be exercised at any time to and including the third business day preceeding the settlement date, presumably 28 February 2007 (the "Settlement Date").

The conversion price is expected to be set at a premium of between 30 % – 35 % above the volume weighted average XETRA price of Q-Cells' ordinary shares from launch until the time of pricing. Based on yesterday's closing price and the range set for the conversion premium, up to 7 million no par-value ordinary bearer shares of Q-Cells are underlying the Bonds at the outset (assuming that the over-allotment option and the increase option are fully exercised). Depending on today's development of

the share price, the final pricing and the final issue size, the amount of ordinary bearer shares of Q-Cells underlying the Bonds at the outset may vary.

The maturity of the Bonds is 5 years. The Bonds will be issued at 100 % of the principal amount on the Settlement Date and are expected to pay a coupon of between 1.375 % – 1.875 % per annum payable annually in arrear. Unless the Bonds are previously converted, they will be redeemed at maturity at a redemption price of 100 % of their principal amount.

It is the intention to list the Bonds on the Euro MTF segment of the Luxembourg Stock Exchange, however closing of the Bonds is not conditional upon obtaining such admission to trading.

Citigroup and Dresdner Kleinwort are acting as Joint Lead Managers and Bookrunners and HVB as Co-Lead Manager of the Offering. Dresdner Kleinwort is stabilization manager of the issue. In connection with the Offering, Dresdner Kleinwort, from today to and including the third business day preceding the Settlement Date, may, to the extent permitted by applicable laws and regulations, undertake transactions which are aiming to keep the market price of the Bonds and/or the Q-Cells shares at a level which may differ from the level which may prevail otherwise in the open market. There is, however, no obligation to undertake such stabilization measures, and such stabilization measures may, after they have been commenced, be terminated at any time. At the end of the stabilization period, information about potential stabilization measures will be published.

In line with common market practice in connection with the issuance of convertible bonds, Citigroup and Dresdner Kleinwort will offer to institutional investors to acquire Q-Cells shares by means of a stock loan. In case this offer will be taken up, it may have a short term impact on the share price of Q-Cells.

The net proceeds of the Bonds will be used by Q-Cells mainly to expand the production capacity in its core business. As published on Monday, February 5, 2007, Q-Cells AG has reached an agreement with Norwegian company Elkem Solar, securing Q-Cells substantial amounts of metallurgical silicon over the period between 2008 and 2018. In order to be able to process these new, contracted amounts of silicon, Q-Cells will have to expand its production capacity faster than previously planned. In addition to that, Q-Cells will invest the money in the construction and ramp-up of its Research & Development test production line and the construction and ramp-up of the production lines of subsidiary and associate companies active in the development and commercialization of new PV technologies.

Q.CELLS

Additional Information:

ISIN: DE0005558662

Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)

Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF, AND SHOULD NOT BE CONSTRUED AS AN OFFER OR AN INVITATION TO SELL, OR ISSUE OR THE SOLICITATION OF ANY OFFER TO BUY OR SUBSCRIBE FOR, ANY SECURITIES. IN CONNECTION WITH THIS TRANSACTION THERE HAS NOT BEEN, NOR WILL THERE BE, ANY PUBLIC OFFERING OF THE BONDS. NO PROSPECTUS WILL BE PREPARED IN CONNECTION WITH THE OFFERING OF THE BONDS. THE BONDS MAY NOT BE OFFERED TO THE PUBLIC IN ANY JURISDICTION IN CIRCUMSTANCES WHICH WOULD REQUIRE THE ISSUER OF THE BONDS TO PREPARE OR REGISTER ANY PROSPECTUS OR OFFERING DOCUMENT RELATING TO THE BONDS IN SUCH JURISDICTION. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFER AND SALE OF THE BONDS IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW.

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES, THE GUARANTEE AND THE SHARES TO BE ISSUED UPON CONVERSION OF THE BONDS MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933) UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES.

IN THE UNITED KINGDOM THIS ANNOUNCEMENT IS DIRECTED EXCLUSIVELY AT INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19 (5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") OR HIGH NET WORTH COMPANIES, AND OTHER PERSONS TO WHOM IT MAY LAWFULLY BE COMMUNICATED, FALLING WITHIN ARTICLE 49 (2) (a) TO (d) OF THE ORDER. THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT SHALL BE ISSUED ONLY TO SUCH PERSONS. STABILISATION/FSA

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49(0)3494 66 8-60 FAX +49(0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schüning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied);
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149,
BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86,
US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223,
USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells announces pricing of the Convertible Bonds

Thalheim, 7 February 2007: Q-Cells AG (QCE; ISIN DE0005558662) ("Q-Cells") announces the pricing of the guaranteed unsubordinated and (subject to the Guarantee) unsecured convertible bonds due 2012 (the "Bonds") that will be issued by Q-Cells International Finance B.V., a wholly-owned subsidiary of Q-Cells, and guaranteed by Q-Cells.

Due to strong investor demand, the aggregate issue size of the Bonds was increased and the conversion premium was set higher than first expected. Following the increase, the initial aggregate issue size amounts to EUR 440 million (including the option to increase the issue size). Together with the over-allotment option granted to the Joint Lead Managers (EUR 52.5 million), which may be exercised at any time to and including the third business day preceeding the settlement date (expected to be 28 February 2007, the "Settlement Date") the final aggregate issue size will be EUR 492.5 million assuming full exercise of the over-allotment option. The maximum number of underlying shares based on the initial conversion price outlined below and assuming the greenshoe option is exercised in full, is 7.37 million.

The initial conversion price has been set at EUR 66.79, which represents a premium of 40 % above the reference price of Q-Cells ordinary shares of EUR 47.7061 per ordinary share. The coupon of the Bonds has been set at 1.375 %.

Application will be made to list the Bonds on the Luxembourg Stock Exchange (EuroMTF segment), listing is expected to take place on or before 30 April, 2007.

Citigroup and Dresdner Kleinwort are acting as Joint Lead Managers and Bookrunners and HVB as Co-Lead Manager of the Offering. Dresdner Kleinwort is stabilization manager of the issue. In connection

with the Offering, Dresdner Kleinwort, from today to and including the third business day preceding the Settlement Date, may, to the extent permitted by applicable laws and regulations, undertake transactions which are aiming to keep the market price of the Bonds and/or the Q-Cells shares at a level which may differ from the level which may prevail otherwise in the open market. There is, however, no obligation to undertake such stabilization measures, and such stabilization measures may, after they have been commenced, be terminated at any time. At the end of the stabilization period, information about potential stabilization measures will be published.

Additional Information:
ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF, AND SHOULD NOT BE CONSTRUED AS AN OFFER OR AN INVITATION TO SELL, OR ISSUE OR THE SOLICITATION OF ANY OFFER TO BUY OR SUBSCRIBE FOR, ANY SECURITIES. IN CONNECTION WITH THIS TRANSACTION THERE HAS NOT BEEN, NOR WILL THERE BE, ANY PUBLIC OFFERING OF THE BONDS. NO PROSPECTUS WILL BE PREPARED IN CONNECTION WITH THE OFFERING OF THE BONDS. THE BONDS MAY NOT BE OFFERED TO THE PUBLIC IN ANY JURISDICTION IN CIRCUMSTANCES WHICH WOULD REQUIRE THE ISSUER OF THE BONDS TO PREPARE OR REGISTER ANY PROSPECTUS OR OFFERING DOCUMENT RELATING TO THE BONDS IN SUCH JURISDICTION. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFER AND SALE OF THE BONDS IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW.

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES, THE GUARANTEE AND THE SHARES TO BE ISSUED UPON CONVERSION OF THE BONDS MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933)

UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES.

IN THE UNITED KINGDOM THIS ANNOUNCEMENT IS DIRECTED EXCLUSIVELY AT INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19 (5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") OR HIGH NET WORTH COMPANIES, AND OTHER PERSONS TO WHOM IT MAY LAWFULLY BE COMMUNICATED, FALLING WITHIN ARTICLE 49 (2) (a) TO (d) OF THE ORDER. THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT SHALL BE ISSUED ONLY TO SUCH PERSONS. STABILISATION/FSA

ARTICLES OF ASSOCIATION

I. General Provisions

§ 1. Name, Domicile and Financial Year

1. The stock corporation shall bear the name of

   Q-Cells Aktiengesellschaft.

2. Its domicile is in Thalheim.

3. The financial year is the calendar year.

§ 2. Object of the Company

1. The object of the Company is the development, industrial production and sale of photovoltaic cells and products for regenerative power production.

2. For the aforesaid purpose, the Company may, in particular, acquire facilities and equipment for the production of photovoltaic cells, also in the shape of a turnkey factory, as well as the necessary real estate.

3. The Company is entitled to carry out all business and to conduct all measures which are directly or indirectly appropriate to promote and further the object of the Company. For the aforesaid purpose, it may establish branch operations at home and abroad, establish, acquire, sell and directly or indirectly participate in other companies of the same or related kind, assume the management of such companies or limit itself to the management of its participations. It may also segregate its business into affiliated companies in whole or in part.

§ 3. Announcements

Announcements by the Company shall be made in the electronic Federal Gazette (elektronischer Bundesanzeiger) unless the law bindingly specifies a different way of publication.

II. Share Capital and Shares

§ 4. Share Capital

1. The share capital of the Company amounts to Euro 109,053,307.00 and is divided into 109,053,307 no par value shares, namely

   (a) 78,483,323 ordinary voting shares and

   (b) 30,569,984 preference shares without voting rights.

2. Upon distribution of profits the preference shares without voting rights shall have the preferential rights as set out in § 22 para. 6 of the articles of association. Each holder of preference shares has the ancillary right to demand the conversion of all or parts of its preference shares into ordinary voting shares in a proportion of 1:1 while remaining a shareholder by declaration vis-à-vis the Company. The preference shareholder demanding conversion is required to submit a written notice and to provide the Company at the same time with the share certificates of the preference shares which shall be converted. With regard to preference shares held in collective deposit which shall be converted it is sufficient - instead of providing the share certificates - to assign all claims for return of the shares vis-à-vis the collective depositor of the global certificate of the preference shares. The Company is obliged to comply with the conversion request by issuing the new ordinary share certificates within three weeks upon receipt of the conversion request. The conversion will take effect upon the issuance of the new ordinary voting share certificates by the Company. Converted preference shares participate in the distribution of profits like ordinary voting shares with regard to all fiscal years, for which at the time of the conversion the shareholders' meeting has not yet resolved upon the appropriation of profits. Where a public tender offer for the acquisition of the Company's shares has been published, the Company is moreover obliged to comply without undue delay with all demands for conversion by issuing the new share certificates of the ordinary voting shares at the latest 10 business days prior to the expiry of the acceptance period or of a further acceptance period if the Company has received the demand for conversion until the 15th business day prior to the expiry of the acceptance period or the expiry of a further acceptance period and at the latest at the acceptance period's or a further acceptance period's expiry date if the Company has received the demand for conversion until the second business day prior to the expiry of the acceptance period or the expiry of a further acceptance period. In all other respects the preference shares grant the same rights as ordinary voting shares.

3. Upon the issuance of new shares, the commencement of their profit participation may be determined in deviation from Sect. 60, para. 2 of the German Stock Corporation Act (Aktiengesetz).

4. The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital of the Company until May 31, 2011, by up to Euro2,590,025.00 by the issuance of up to 2,590,025 new no par value bearer shares against contributions in kind or in cash (Authorized Capital) and to determine the commencement of profit participation in deviation from the provisions of the law. The Management Board is authorized, with the approval of the Supervisory Board, to pass resolutions on the exclusion of subscription rights of the shareholders and to specify further details of the respective capital increase as well as the relevant conditions pertaining to the issuance of the shares. A subscription right exclusion shall, however, only be permitted for a capital increase against contributions in kind, especially for the purchase of a company or a participation therein, for an issuance of shares to employees of the Company or of an affiliated company, for fractional amounts or, in accordance with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act, for a capital increase against contributions in cash which does not exceed ten per cent of the share capital and in respect of which the issue price is not significantly less than the stock exchange price. The following amounts shall be credited against the ten per cent limit: The pro rata amount of the share capital for which there is an option or conversion right or an option or conversion obligation due to option bonds or convertible bonds issued under exclusion of the subscription right in analogous application of Sect. 186, para. 3, clause 3 of the German Stock Corporation Act since the date of the resolution on the present authorization and the volume of sales of own shares conducted on the basis of an authorization pursuant to Sect. 71, para. 1, No. 8, clause 5 in conjunction with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act under exclusion of the subscription right since the date of the resolution on the present authorization. The Supervisory Board is authorized to amend the version of § 4, paras. 1 and 4 of the Articles of Association in line with the scope of the capital increase under the Authorized Capital.

5. The share capital of the Company is conditionally increased by up to Euro 2,539,200.00 by the issuance of up to 2,539,200 no par value bearer shares (Conditional Capital I). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on December 29, 2003. The new shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be carried out to the extent that stock options are issued in connection with the Conditional Capital I and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 5 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

6. The share capital of the Company is conditionally increased by up to Euro

2,609,688.00 by the issuance of up to 2,609,688 no par value bearer shares (Conditional Capital II). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on August 16, 2005. The new shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be executed to the extent that stock options are issued in connection with the Conditional Capital II and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 6 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

7. The share capital of the Company is conditionally increased by up to Euro 29,530,884.00 by the issuance of up to 29,530,884 new no par value bearer shares (Conditional Capital III) each representing Euro 1.00 in the share capital. The conditional capital increase serves to grant options rights or option obligations to the holders of warrants out of option bonds in accordance with the options terms or to grant conversion rights or conversion obligations to the holders of convertible bonds in accordance with the bond terms issued by the Company or a subordinate affiliated company until May 31, 2011, pursuant to the authorization of the Management Board by the General Meeting on June 29, 2006. The issuance of the new shares shall be carried out at the option or conversion price to be determined pursuant to the aforementioned resolution regarding the authorization. The conditional capital increase shall only be executed in case options bonds or convertible bonds are issued and only to the extent that holders of option bonds or convertible bonds exercise their option rights or conversion rights or that holders of bonds who are obligated to execute the option or conversion comply with their obligation and the Conditional Capital III is needed correspondingly in accordance with the bond terms. The new shares issued due to the execution of option rights or conversion rights or due to the compliance with option obligations or conversion obligations shall participate in the profits of the Company with effect from the commencement of the financial year in which they are issued. The Management Board, with the approval of the Supervisory Board, is authorized to specify the further details of the execution of the conditional capital increase. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 7 of the Articles of Association after the issuance of the shares and to make any necessary further amendments regarding the form of the Articles of Association in relation to this and to submit the amendment for entry in the Commercial Register. The same applies, where the authorization to issue option bonds or conversion bonds was not used after expiry of the authorization period or where the Conditional Capital III was not used after expiry of the period for the execution of option rights or conversion rights or for the compliance with option obligations or conversion obligations.

§ 5. Shares

1. The shares are made out to bearer (bearer shares).

2. The Management Board shall decide on the form and contents of the share certificates and of the profit participation and renewal coupons acting in consent with the Supervisory Board. The Company is entitled to certify the whole share capital in one or more global certificates. The shareholders are not entitled to a certification of their shares unless a certification is required in accordance with the prevailing rules and regulations of a stock exchange where the shares are registered.

III. The Management Board

§ 6. Composition of the Management Board

1. The Management Board consists of one or more persons. The Management Board may still consist of just one member if the share capital of the Company amounts to more than Euro 3 million.

2. The Supervisory Board shall determine the number of and appoint the regular members and the deputy members of the Management Board, shall conclude the relevant contracts of employment and shall revoke the appointment of members of the Management Board.

3. The members of the Management Board shall be appointed for a maximum of five years. Re-appointments are permitted.

§ 7. Resolutions by the Management Board

Resolutions by the Management Board are passed by a simple majority.

§ 8. Representation of the Management Board

1. The Company is represented by two members of the Management Board or by one member of the Management Board together with an officer of the Company vested with general commercial power (Prokurist). If only one member of the Management Board has been appointed, he shall represent the Company on his own.

2. If several members of the Management Board have been appointed, the Supervisory Board may grant all or individual members of the Management Board sole power of representation. The Supervisory Board may also exempt all or individual members of the Management Board from the ban of multiple representations (Sect. 181, second alternative of the German Civil Code – Bürgerliches Gesetzbuch).

IV. The Supervisory Board

§ 9. Composition of the Supervisory Board

1. The Supervisory Board shall consist of nine members. Six members shall be elected by the General Meeting and three members shall be elected by the employees in accordance with the Law pertaining to the One-Third Participation of Employees in the Supervisory Board (Gesetz über die Drittelbeteiligung der Arbeitnehmer im Aufsichtsrat).

2. The members of the Supervisory Board shall be appointed up to the end of the ordinary General Meeting which resolves upon the formal approval of the Supervisory Board's actions for the fourth financial year after the commencement of the period of office. The year in which the period of office commences shall not be included in the calculation. In the election, the General Meeting may resolve a shorter period for individual members or all members to be elected.

3. For Supervisory Board members who are elected by the General Meeting, Deputy Members may be elected who shall, in an order specified at the time of their election, act in place of Supervisory Board members who depart prematurely. The election of Deputy Members for the Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

4. If a Supervisory Board member is appointed in place of a departing member, his period of office shall last for the remainder of the period of office of the departing member. If a Deputy Member is appointed in place of a departing member of the Supervisory Board who was elected by the General Meeting, his period of office shall expire at the end of the next General Meeting in which a new member of the Supervisory Board is elected with a majority of at least three quarters of the votes cast but at the latest at the end of the period of office of the departing member of the Supervisory Board.

5. Members of the Supervisory Board who have been elected by the General Meeting may be recalled by the General Meeting before the end of their period of office. The resolution shall require a majority of three quarters of the votes cast. Any recall of Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

6. Each member of the Supervisory Board and each Deputy Member of the Supervisory Board may resign by means of a written declaration without good cause. The declaration shall be sent to the Chairman. A notice period of eight weeks has to be observed.

§ 10. The Chairman of the Supervisory Board and his Deputy

1. The Supervisory Board shall elect a Chairman and a Deputy Chairman from its midst for the period of office determined in § 9, para. 2 of the Articles of Association. The Chairman, in the event of his indisposition his Deputy, shall be entitled to a casting vote (second vote) in the event of a tie. If the Chairman or the Deputy Chairman departs from his position before the end of the official period of office, the Supervisory Board shall effect a new election for the remaining period of office of the departed Chairman or Deputy Chairman.

2. The Deputy Chairman shall have the rights and obligations of the Chairman of the Supervisory Board if the latter is indisposed.

§ 11. Duties and Powers of Authority of the Supervisory Board

1. The Supervisory Board shall have all duties and rights which are assigned to it by the law, the Articles of Association or otherwise. The Supervisory Board shall be entitled to convene a General Meeting if this is required in the interests of the company.

2. The Supervisory Board shall be entitled to carry out amendments to the Articles of Association which only relate to the wording and formulations.

3. The Supervisory Board is required to specify that certain types of business by the Management Board may only be carried out with the consent of the Supervisory Board.

4. The Supervisory Board shall have the right to monitor all managerial activities of the Management Board at any time. The Supervisory Board may inspect and examine the Company's books of account and documents as well as the various assets. It may also appoint individual Supervisory Board members for these tasks or assign special experts for certain tasks.

5. The Management Board shall report to the Supervisory Board at regular intervals as specified by law. In addition, the Supervisory Board may at any time request a report on matters of the Company, on its legal and corporate relationships with affiliated companies and on business transactions of affiliated companies which may be of material importance and significance to the position of the Company.

6. The Supervisory Board shall draw up Rules of Procedure for itself. The Supervisory Board shall draw up and amend the Rules of Procedure for the Management Board.

§ 12. Declarations by the Supervisory Board

Declarations (Willenserklärungen) by the Supervisory Board and, if appropriate, by its committees, shall be issued in the name of the Supervisory Board by its Chairman or, in the event of his indisposition, by the Deputy Chairman.

§ 13. Meetings of the Supervisory Board

1. The Supervisory Board shall hold two meetings in each half of a calendar year.

2. If a member of the Supervisory Board is prevented from attending a meeting of the Supervisory Board or of one of its committees, he shall be entitled to have his written votes regarding the agenda items submitted by another member of the Supervisory Board. This shall also apply for any possible casting vote by the Chairman.

§ 14. Minutes of Meetings

Minutes shall be kept on resolutions and meetings of the Supervisory Board which are to be signed by the Chairman of the respective meeting.

§ 15. Compensation of the Supervisory Board

1. Each member of the Supervisory Board shall receive a compensation in addition to the reimbursement of his expenses. The amount of the compensation shall be established by a resolution of the General Meeting passed with a simple majority.

2. The Company shall reimburse the members of the Supervisory Board for their cash disbursements. The turnover tax payable on the compensation and on any expenses shall be refunded by the Company as far as the members of the Supervisory Board are entitled to charge turnover tax to the Company separately and as far as they exercise this aforesaid right.

V. General Meetings

§ 16. Convocation of General Meetings

1. The General Meeting shall be held at the domicile of the Company or at the domicile of a German stock exchange in the Federal Republic. The venue of the General Meeting is to be named in the convocation.

2. The ordinary General Meeting shall be held within the first eight months of each financial year. Extraordinary General Meetings may be convened by the Management Board or the Supervisory Board as often as seems necessary in the interests of the Company.

3. The convocation of the General Meeting must be announced officially at least 30 days before the day on which the shareholders have to notify the Company and document their shareholdings at the latest in accordance with § 17. It must include the Agenda and an address for notification purposes.

4. If the shareholders are known to the Management Board, the convocation may also be carried out by registered letter.

5. If all shareholders appear or are represented, the General Meeting may also pass resolutions without complying with the relevant regulations regarding formalities and time limits unless a shareholder objects to the passing of resolutions.

§ 17. Right to Participation in the General Meeting

1. Only those shareholders shall be entitled to participate in the General Meeting and to exercise voting rights who have notified the Company of their participation in good time. The aforesaid notification must be received by the Company in writing at the address provided in the convocation at the latest on the seventh day prior to the meeting.

2. The shareholders shall also be required to document their right to participate in the General Meeting and to exercise their voting right. For this purpose, a special certificate regarding the shareholding has to be provided in written form by the depositary institute. This certificate must refer to the shareholding on the beginning of the twenty first day prior to the meeting and must be received by the Company at the latest on the seventh day prior to the meeting at the address provided in the convocation. As far as the Company is concerned, only those who have submitted the necessary certificate are entitled to participate in General Meetings or to exercise voting rights as shareholders.

§ 18. Voting Rights

1. Each ordinary voting share shall grant one vote. The preference shares do not grant any voting rights. If, however, the preference shares shall have voting rights pursuant to mandatory law, each preference share shall grant one vote.

2. The voting right may be exercised by authorized representatives. The power of attorney may be issued in writing, by telefax, electronically or in any other way to be specified in further detail by the Company. Details regarding the issuance of the power of attorney shall be provided along with the convocation of the General Meeting.

§ 19. Chairmanship of General Meetings, Image and Sound Transmissions

1. The Chairman of the Supervisory Board is appointed as Chairman of the General Meeting. In the event of his indisposition, he shall nominate another member of the Supervisory Board to assume the aforesaid function. If the Chairman is indisposed and if he has appointed nobody as his representative, the General Meeting shall be chaired by a member of the Supervisory Board to be appointed by the Supervisory Board.

2. The Chairman shall chair the meeting and determine the sequence of the motions to be discussed, together with the form and type of voting.

3. The Chairman may instruct that the General Meeting may be subject to sound and image transmissions, namely in the internet.

4. The chairman may restrict the shareholders' right to put questions and to speak to an adequate period of time; in particular, he may determine adequate time frames for the course of the meeting, the discussion of the Agenda items and the individual statement or question.

§ 20. Resolutions by General Meetings

1. Resolutions by General Meetings shall require a simple majority of the votes cast unless provided otherwise by binding law or unless the Articles of Association determine other majority requirements. In cases in which the law stipulates a majority of the share capital represented in the voting procedure, a simple majority of the represented share capital shall be sufficient unless a larger majority is stipulated by binding law.

2. A motion shall be regarded as rejected in the event of a tie, with the exception of elections.

3. If in an election a simple majority is not achieved in the first ballot, a tie-breaking vote shall be conducted between the two persons who were awarded the largest number of votes. In the event of a tie in the second ballot, a decision shall be reached by drawing lots.

§ 21. Minutes of General Meetings

1. Notarial minutes shall be kept on matters discussed at General Meetings.

2. The minutes shall have conclusive force for all shareholders both inter se and also in relation to their authorized representatives.

3. It is not necessary to include powers of attorney in the Minutes.

VI. Annual Financial Statements, Management Report and Appropriation of Accumulated Profits

§ 22. Annual Financial Statements and Management Report, Formal Approval of the Actions of the Management Board and Supervisory Board, Appropriation of Accumulated Profits

1. The Management Board shall prepare the Management Report and the annual financial statements for the previous financial year within the first three months of the financial year and shall submit them to the Supervisory Board. Without undue delay, the latter shall then commission the external auditor to audit the annual financial statements. Upon receipt of the audit

report by the Supervisory Board, the annual financial statements, the Management Report, the recommendation for the appropriation of the accumulated profits (Bilanzgewinn) and the audit report shall be made available to the other members of the Supervisory Board for examination.

2. The annual financial statements, the Management Report, the Report of the Supervisory Board and the recommendation of the Management Board for the appropriation of the accumulated profits shall be made available in the offices of the Company for inspection by the shareholders with effect from the date on which the General Meeting was convened.

3. After receipt of the report to be issued by the Supervisory Board in accordance with Sect. 171, para. 2 of the German Stock Corporation Act, the General Meeting shall pass an annual resolution in the first eight months of the financial year on its formal approval of the actions of the Management Board and of the Supervisory Board, on the appropriation of the accumulated profits, on the election of the auditor and, in the cases envisaged by law, on the adoption of the annual financial statements.

4. If the Management Board and Supervisory Board adopt the annual financial statements, they may allocate up to half of the net income for the year (Jahresüberschuss) to other revenue reserves (andere Gewinnrücklagen); they are also authorized to allocate up to an additional quarter of the net income for the year to other revenue reserves as long as the other revenue reserves do not exceed half of the share capital and provided they do not exceed half of the share capital after the allocation. If the General Meeting adopts the annual financial statements, a quarter of the net income for the year is to be allocated to other revenue reserves. For calculating the parts of the net income for the year to be allocated to other revenue reserves, advance transfers to the statutory reserve (gesetzliche Rücklage) and losses carried forward (Verlustvorträge) have to be deducted.

5. The General Meeting shall pass a resolution on the appropriation of the accumulated profits resulting from the adopted annual financial statements. The General Meeting may also resolve upon a distribution in kind in accordance with Sect. 58, para. 5 of the German Stock Corporation Act.

6. Preference shares without voting rights entitle to a preference dividend of Euro 0.03 per preference share and fiscal year. If the preference dividend is not or not fully paid in one fiscal year, the arrears shall be paid subsequently without interest out of the earnings available for distribution in the following fiscal years in such a way that the prior arrears are to be paid before the more recent ones and that the preference dividend for the new fiscal year may only be distributed after all arrears have been paid. After distribution of the preference dividend the holders of ordinary voting shares are entitled to receive a dividend of Euro 0.03 per ordinary voting share, if a dividend is distributed. If further dividends are distributed, they shall be paid to the holders of preference shares and ordinary voting shares proportionately to their shareholding in the share capital.

§ 23. Formation Costs

Court, legal consultancy, notary costs and publication expenses which are connected with the formation of the Company shall be borne by the Company up to a maximum amount of Euro 5,000.00.

Publication of Directors' Dealings pursuant to § 15 a WpHG

Person of duty of notification	Details on person of duty of notification	Trading date	Object of dealing (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume
Milner Solarbeteiligungen GmbH	Close relationship to a member of the board of directors	06.02.2007	Shares, DE0005558662	Securities loan, off-exchange	Not applicable, not applicable, 1.400.000	Not applicable
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	06.02.2007	Shares, DE0005558662	Securities loan, off-exchange	Not applicable, not applicable, 600.000	Not applicable
Pluto Solarbeteiligungen GmbH	Close relationship to a non-incorporate person with a close relationship to a member of the supervisory board	06.02.2007	Shares, DE0005558662	Securities loan, off-exchange	Not applicable, not applicable, 300.000	Not applicable

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Publication of Directors' Dealings pursuant to § 15 a WpHG

Person of duty of notification	Details on person of duty of notification	Trading date	Object of dealing (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume
Frauke Vogler	Member of the supervisory board	14.02.2007	shares, DE0005558662	Sale, Xetra	50.35 € per share, 1,385 shares	69,734.75 €

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Publication of Directors' Dealings pursuant to § 15 a WpHG

Person of duty of notification	Details on person of duty of notification	Trading date	Object of dealing (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume
Thomas Schmidt	Member of the board of directors	29.03.2007	shares, DE0005558662	Sale, Xetra	48.00 € per share, 1,000 shares	48,000.00 €

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Publication of Directors' Dealings pursuant to § 15 a WpHG

Person of duty of notification	Details on person of duty of notification	Trading date	Object of dealing (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume
Thomas Schmidt	Member of the board of directors	30.03.2007	shares, DE0005558662	Sale, Xetra	48.50 € per share, 1,000 shares	48,500.00 €
Thomas Schmidt	Member of the board of directors	03.04.2007	shares, DE0005558662	Sale, Xetra	48.53 € per share, 3,000 shares	145,600.00 €
Thomas Schmidt	Member of the board of directors	03.04.2007	shares, DE0005558662	Sale, Xetra	49.27 € per share, 10,000 shares	492,738.86 €

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Publication of Directors' Dealings pursuant to § 15 a WpHG

Person of duty of notification	Details on person of duty of notification	Trading date	Object of dealing (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume
Milner Solarbeteiligungen GmbH	Close relationship to a member of the board of directors	05.04.2007	shares, DE0005558662	Trade sale, Frankfurt	49.93 € per share, 58,000 shares	2,895,957.40 €
Milner Solarbeteiligungen GmbH	Close relationship to a member of the board of directors	10.04.2007	shares, DE0005558662	Trade sale, Frankfurt	51.28 € per share, 142,000 shares	7,282,384.80 €

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Publication of Directors' Dealings pursuant to § 15 a WpHG

Person of duty of notification	Details on person of duty of notification	Trading date	Object of dealing (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	11.04.2007	shares, DE0005558662	Sale, XETRA	51.96 € per share, 44,000 shares	2,286,181.48 €
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	12.04.2007	shares, DE0005558662	Sale, XETRA	50.04 € per share, 104,000 shares	5,203,933.28 €
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	13.04.2007	shares, DE0005558662	Sale, XETRA	50.18 € per share, 52,000 shares	2,609,330.88 €
Pluto Solarbeteiligungen GmbH	Close relationship to a non-incorporate person with a close relationship to a member of the supervisory board	11.04.2007	shares, DE0005558662	Sale, XETRA	51.96 € per share, 22,000 shares	1,143,090.74 €
Pluto Solarbeteiligungen GmbH	Close relationship to a non-incorporate person with a close relationship to a member of the supervisory board	12.04.2007	shares, DE0005558662	Sale, XETRA	50.04 € per share, 52,000 shares	2,601,966.64 €
Pluto Solarbeteiligungen GmbH	Close relationship to a non-incorporate person with a close relationship to a member of the supervisory board	13.04.2007	shares, DE0005558662	Sale, XETRA	50.18 € per share, 26,000 shares	1,304,665.44 €

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Annual Document according to § 10 German Securities Prospectus Act (WpPG)

Overview of information published in the previous twelve months pursuant to § 10 German Securities Prospectus Act (WpPG)

Type of information	Date of publication	Availability/Publication in
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells announces pricing of the convertible bonds"	February 7, 2007	www.q-cells.com Category: Investor Relations/ Ad hoc announcements
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells will issue guaranteed convertible bonds due 2012 to institutional investors; The bookbuilding for the offering will commence today (7 February 2007)"	February 7, 2007	www.q-cells.com Category: Investor Relations/ Ad hoc announcements
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG secures long-term supplies of metallurgical silicon through agreement with Elkem Solar and acquires equity stake in REC Renewable Energy Corporation ASA"	February 5, 2007	www.q-cells.com Category: Investor Relations/ Ad hoc announcements
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG to invest in CIGS Thin-film technology"	November 23, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG publishes third quarter figures – strong growth continues"	November 14, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG publishes half-year report: Sales up 108 % and net income for the period up 153 %"	August 14, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006

Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Annual general Meeting approves all items on the agenda by a large majority. Option bonds and convertible bonds may now be issued in an amount of up to EUR 1.5 billion."	June 29, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Additional capacity expansion in core business and thin film technologies. Forecast for fiscal 2006 raised slightly."	June 28, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Main shareholder Good Energies increases its shareholding in the company to 25.96%"	June 12, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG to increase shareholding in EverQ to 33.33% major polysilicon supply contract and further expansion steps agreed"	June 5, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) "Q-Cells AG publishes first quarter 2006 report: Sales +117 %, net income +159%"	May 15, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) „Ströher Finanzholding AG plans combined placement of shares and synthetic exchangeable bond concerning 20.5% of share capital of Q-Cells AG“	April 20, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) „Q-Cells AG publishes preliminary figures for first quarter of 2006"	April 18, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006

Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) „Q-Cells AG provides outlook for 2006"	April 5, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006
Ad hoc announcement according to § 15 WpHG (German Securities Trading Act) „Q-Cells AG publishes preliminary results for 2005"	February 28, 2006	www.q-cells.com Category: Investor Relations/ Ad hoc announcements/ Archive 2006
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: TVVG Solarbeteiligungen GmbH, Pluto Solarbeteiligungen GmbH "	April 17, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Milner Solarbeteiligungen GmbH"	April 13, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Thomas Schmidt"	April 10, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Thomas Schmidt"	April 2, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Frauke Vogler"	February 14, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Milner Solarbeteiligungen GmbH, TVVG Solarbeteiligungen GmbH, Pluto Solarbeteiligungen GmbH"	February 13, 2007	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: TVVG Solarbeteiligungen GmbH, Pluto Solarbeteiligungen GmbH"	June 16, 2006	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings

Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: Ströher Finanzholding AG"	April 26, 2006	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 15 a WpHG „Publication of Directors' Dealings pursuant to § 15 a WpHG: TVVG Solarbeteiligungen GmbH, Pluto Solarbeteiligungen GmbH"	January 25, 2006	www.q-cells.com Category: Investor Relations/ Corporate Governance/ Directors' Dealings
Publication pursuant to § 26 Abs. 1 WpHG (new version): UBS AG	March 14, 2007	Bloomberg, Reuters, Dow Jones, VWD, ariva.de, bis, onvista
Publication pursuant to § 26 Abs. 1 WpHG (new version): Anton Milner, Milner Solarbeteiligungen GmbH	February 15, 2007	Bloomberg, Reuters, VWD, Dow Jones, onvista, bis, ariva.de
Publication pursuant to § 25 Abs. 1 WpHG (old version): Entrepreneurs Fund Holding AG	January 12, 2007	Frankfurter Allgemeine Zeitung Nr. 10 S. 17
Publication pursuant to § 25 Abs. 1 WpHG (old version): Ströher Finanzholding AG, Immo Ströher	December 8, 2006	Frankfurter Allgemeine Zeitung Nr. 286 S. 25
Publication pursuant to § 25 Abs. 1 WpHG (old version): Ströher Finanzholding AG, Immo Ströher	September 21, 2006	Frankfurter Allgemeine Zeitung Nr. 220 S. 22
Publication pursuant to § 25 Abs. 1 WpHG (old version): Good Energies Investments B.V., COFRA Holding AG, Entrepreneurs Fund B.V.	September 15, 2006	Frankfurter Allgemeine Zeitung Nr. 215 S. 21
Publication pursuant to § 25 Abs. 1 WpHG (old version): Ströher Finanzholding AG, Immo Ströher	August 25, 2006	Börsen-Zeitung Nr. 163 S. 20
Publication pursuant to § 25 Abs. 1 WpHG (old version): FMR Corp.	August 5, 2006 August 8, 2006 August 10, 2006	Börsen-Zeitung Nr. 149 Börsen-Zeitung Nr. 150 Börsen-Zeitung Nr. 159
Publication pursuant to § 25 Abs. 1 WpHG (old version): Ströher Finanzholding AG, Immo Ströher	July 13, 2006	Börsen-Zeitung Nr. 132
Publication pursuant to § 25 Abs. 1 WpHG (old version): Ströher Finanzholding AG, Immo Ströher	June 29, 2006	Börsen-Zeitung Nr. 122

Publication pursuant to § 25 Abs. 1 WpHG (old version): Ströher Finanzholding AG, Immo Ströher, Credit Suisse Group	May 5, 2006	Börsen-Zeitung Nr. 86
Publication pursuant to § 25 Abs. 1 WpHG (old version): APAX Europe V-A L.P., Apax Europe V GP L.P., Apax Europe V GP Co. Limited, Apax Partner Europe Managers Limited, TVVG Solarbeteiligungen GmbH, TVVG Technologie-Treuhand- und Verwaltungsgesellschaft mbH, capitalnetworks.de GmbH, Dr. Thomas van Aubel, Fidelity Management & Research Company, FMR Corp.	February 1, 2006	Börsen-Zeitung Nr. 22
Publication of voluntary voting rights announcements pursuant to §§ 41 Abs. 4a, 26 Abs. 1 WpHG: Good Energies Investments B.V., Entrepreneurs Fund B.V., Entrepreneurs Fund Holding AG, COFRA Holding AG	April 18, 2007	Reuters, Bloomberg, VWD, onvista, bis, ariva.de
Publication pursuant to § 30e Abs. 1 Nr. 2 WpHG	February 28, 2007	Bloomberg, Reuters, VWD, Dow Jones, onvista, bis, ariva.de
Convening of the general meeting	May 23, 2006 May 22, 2006	Börsen-Zeitung Nr. 98 S. 25 Elektronischer Bundesanzeiger www.q-cells.com Category: Investor Relations/ Annual General Meeting
Publication according to Sec. 30 b para. 1 sentence 1 no. 2 WpHG	February 07, 2007 February 08, 2007	Frankfurter Allgemeine Zeitung Nr. 32 S. 18 Elektronischer Bundesanzeiger
Publication of issuance of shares in 2006	January 27, 2007	Frankfurter Allgemeine Zeitung Nr. 23 S. 24
Publication of issuance of new shares according to Sec. 63 para. 1 BörsZulV	July 28, 2006	Börsen-Zeitung Nr. 143
Annual Report 2006	March 27, 2007	www.q-cells.com Category: Investor Relations/ Reports
Third Quarter 2005 Report	November 14, 2006	www.q-cells.com Category: Investor Relations/ Reports

Second Quarter 2005 Report	August 15, 2006	www.q-cells.com Category: Investor Relations/ Reports
First Quarter 2005 Report	May 16, 2006	www.q-cells.com Category: Investor Relations/ Reports
Annual Report 2005	April 19, 2006	www.q-cells.com Category: Investor Relations/ Reports
Financial Calendar		www.q-cells.com Category: Investor Relations/ Financial Calendar

Should any of the information not be available at the stated place, we will send it to you free of charge on request. Please contact investor@q-cells.com in that case.

Information included or referred to in this document may not be up to date anymore.

convenience translation

the German version is legally binding only

Q.CELLS

Q-Cells Aktiengesellschaft, Thalheim

Securities code number 555866 – ISIN DE0005558662

Securities code number A0MF0M – ISIN DE000A0MF0M9

Securities code number A0MFZE – ISIN DE000A0MFZE1

Invitation

We hereby invite our shareholders to the

ordinary general meeting of Q-Cells AG

at 10:00 am on Thursday, 14 June 2007,

in the Logenhaus, Emser Straße 12-13, 10719 Berlin.

Agenda

TOP 1 Submission and explanation of the adopted annual accounts and the approved consolidated accounts for the fiscal year 2006 including the management report and consolidated management report of the management board, report of the supervisory board, proposal for the appropriation of the balance sheet profit and report of the management board concerning the details according to § 289 Par. 4, § 315 Par. 4 HGB [Commercial Code]

Effective as of now the stated documents can be viewed in the business premises at the registered seat of Q-Cells AG, Guardianstraße 16, 06766 Thalheim, and in the Internet under www.q-cells.com. They shall also be available for viewing during the general meeting. Upon request a copy of the documents will be sent to each shareholder immediately and free of charge.

TOP 2 Voting on the appropriation of the balance sheet profit for the fiscal year 2006

The management board and supervisory board propose that the following resolution be passed concerning the appropriation of the balance sheet profit for the fiscal year 2006 in the amount of Euro 96,359,741.15:

The balance sheet profit for the fiscal year 2006 in the amount of Euro 96,359,741.15 will be transferred in full to the other retained earnings within the meaning of § 266 Par. 3 A. III. 4. HGB.

TOP 3 Voting on the discharge of the members of the management board for the fiscal year 2006

The management board and supervisory board propose that the members of the management board be discharged for the fiscal year 2006.

TOP 4 Voting on the discharge of the members of the supervisory board for the fiscal year 2006

The management board and supervisory board propose that the members of the supervisory board be discharged for the fiscal year 2006.

TOP 5 Election of the auditor and the auditor of the consolidated accounts for the fiscal year 2007 and election of the auditor for the auditing review of the abridged accounts and interim management report of the semi-annual financial report 2007 according to § 37w Par. 5 in conjunction with § 37y No. 2 WpHG [Securities Trading Act]

The supervisory board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Leipzig,

1. be appointed as auditor and auditor of the consolidated accounts for the fiscal year 2007 and

2. be appointed as auditor for the auditing review of the abridged accounts and interim management report of the semi-annual financial report 2007 insofar as a voluntary auditing review according to § 37w Par. 5 in conjunction with § 37y No. 2 WpHG is decided by the supervisory board.

TOP 6 Voting on the revocation of the existing approved capital, creation of new approved capital in the amount of up to Euro 54,526,653.00, authorization to exclude the subscription right and amend the statutes

The management board and supervisory board propose that the following resolutions be passed:

1. The existing approval capital will be revoked.

2. A new approved capital will be created as follows:

The management board is authorized with the approval of the supervisory board to increase the capital stock of the company until 31 May 2012 by issuing up to 54,526,653 new ordinary no-par shares and/or preference shares in the bearers name with or without voting right (individual share certificates) against non-cash or cash contributions one-time or several times by up to a total of Euro 54,526,653.00 (approved capital) and thus determine a commencement of the profit participation which deviates from the law. The authorization comprises the power to issue further preference shares with or without voting, which precede or are equivalent to preference shares issued based on this authorization.

The management board is authorized with the approval of the supervisory board to decide about the exclusion of the subscription right of the shareholders and to stipulate the further details of the respective increase in capital and the conditions for the issue of shares. An exclusion of subscription right is however only permitted for an increase in capital against non-cash contributions, in particular to acquire a company or a participating interest, for an issue of shares to employees of the company or an affiliated company, for top amounts or according to § 186 Par. 3 Sentence 4 AktG [Companies Act] for a capital increase against cash contributions, which do not exceed ten per cent of the capital stock and in which the issue amount does not substantially fall short of the stock market price.

To be offset against the limit is the pro rata amount of the capital stock for which a subscription or exchange right or a subscription or

exchange obligation exists based on option or convertible bonds, which were issued under the exclusion of the subscription right with the corresponding application of § 186 Par. 3 Sentence 4 AktG since the time of the voting on the afore-mentioned authorization for the exclusion of the subscription right as well as the sale of own shares insofar as it is carried out based on an authorization according to § 71 Par. 1 No. 8 Sentence 5 in conjunction with § 186 Par. 3 Sentence 4 AktG under the exclusion of the subscription right after the voting on the afore-mentioned authorization for the exclusion of the subscription right.

Insofar as the subscription right is not excluded the subscription rights shall be traded on the stock exchange, in which shareholders and third parties can take part.

The supervisory board is authorized to amend the version of § 4 Par. 1 and 4 of the statutes in line with the extent of the increase in capital from approved capital and make all other thus associated adjustments to the statutes, which only relate to the version.

3. § 4 Par. 4 of the statutes is rewritten as follows:

The management board is authorized with the approval of supervisory board to increase the capital stock of the company until 31 May 2012 by issuing up to 54,526,653 new ordinary no-par shares and/or preference shares in the bearers name with or without voting right (individual share certificates) against non-cash or cash contributions one-time or several times by up to a total of Euro 54,526,653.00 (approved capital) and thus determine a commencement of the profit participation which deviates from the law. The authorization comprises the power to issue further preference shares with or without voting right which precede or are equivalent to the preference shares issued based on the authorization of the general meeting of 14 June 2007. The management board is authorized with the approval of the supervisory board to decide about the exclusion of the subscription right of the shareholders and to stipulate the further details for the respective capital increase as well as the conditions for the issue of shares. An

exclusion of subscription right is however only permitted for an increase in capital against non-cash contributions, in particular to acquire a company or a participating interest, for an issue of shares to employees of the company or an affiliated company, for top amounts or according to § 186 Par. 3 Sentence 4 AktG for a capital increase against cash contributions, which do not exceed ten per cent of the capital stock and in which the issue amount does not substantially fall short of the stock market price. To be offset against the limit is the pro rata amount of the capital stock for which a subscription or exchange right or a subscription or exchange obligation exists based on option or convertible bonds, which were issued under the exclusion of the subscription right with the corresponding application of § 186 Par. 3 Sentence 4 AktG since the time of the voting on the afore-mentioned authorization for the exclusion of the subscription right as well as the sale of own shares insofar as it is carried out based on an authorization according to § 71 Par. 1 No. 8 Sentence 5 in conjunction with § 186 Par. 3 Sentence 4 AktG under the exclusion of the subscription right after the voting on the afore-mentioned authorization for the exclusion of the subscription right. Insofar as the subscription right is not excluded the subscription rights shall be traded on the stock exchange, in which shareholders and third parties can take part. The supervisory board is authorized to amend the version of § 4 Par. 1 and 4 of the statutes in line with the extent of the increase in capital from approved capital and make all other thus associated adjustments to the statutes, which only relate to the version.

4. The following Par. 3 is inserted new in § 5 of the statutes (Shares):

„3. The right is reserved to issue further preference shares which precede or are equivalent to preference shares issued based on the authorization of the general meeting of 14 June 2007 according to § 141 Par. 2 AktG."

TOP 7 Voting on the introduction of a further Stock Option Programme, details according to § 193 Par. 2 AktG, creation of conditional capital IV in the amount of up to 5,756,442.00, clarification with regard to conditional capital I and II and corresponding amendments to the statutes

In line with the corporate policies of the company up to a further 5,756,442 options (subscription rights within the meaning of § 192 Par. 2 No. 3 AktG) are to be issued to current and future members of the management board and employees of the company as well as to members of executive bodies and employees of current or future affiliated companies.

In addition, it is to be clarified that the existing conditional capital I and II, which serve to redeem option from the existing Stock Option Programmes 2003 and 2005, refer to ordinary shares.

The management board and supervisory board therefore propose that the following resolutions be passed:

I. Stock Option Programme 2007, details according to § 193 Par. 2 AktG

1) Authorization

The management board is authorized with the approval of the supervisory board one-time or several times to issue up to 5,756,442 options to current and future employees and members of the management board as well as to members of the executive bodies and employees of current or future affiliated companies until 31 May 2011, which entitle the buyer to acquire new shares of Q-Cells AG according to the option conditions. Insofar as options are to be issued to members of the management board of the company only the supervisory board shall be entitled to issue these options.

2) Group of persons entitled to subscribe

The group of persons entitled to subscribe is composed as follows with a total volume of the maximum options available for issue in the amount of 5,756,442 pcs:

a) Up to 575,644 options (= up to approx. 10 % of the total volume) relate to the current and future members of the management board of Q-Cells AG. Options not used in full can be issued to current and future employees of Q-Cells AG according to lit. b), to current and future members of the executive bodies of current or future affiliated companies according to lit. c) and current and future employees of current or future affiliated companies according to lit. d).

b) Up to 3,166,043 options (= up to approx. 55 % of the total volume) relate to current and future employees of Q-Cells AG. Options not used in full can be issued to current and future members of the executive bodies of current or future affiliated companies according to lit. c) and current and future employees of current or future affiliated companies according to ach lit. d).

c) Up to 575,644 options (= up to approx. 10 % of the total volume) relate to current and future members of the executive bodies of current or future affiliated companies. Options not used in full can be issued to current and future members of current or future affiliated companies according to lit. d).

d) Up to 1,439,111 options (= up to approx. 25 % of the total volume) relate to current and future employees of current or future affiliated companies.

3) Duration of the programme

The options issued within the framework of the issue of the Q-Cells AG Stock Option Programme 2007 can only be exercised within 2 years after the first possibility for exercising these options.

4) Exercising options, basic price, satisfaction

Ordinary no-par shares in the bearer's name can be purchased by exercising the option in the ratio 1 : 1 against payment of the basic price. Registered ordinary shares can be purchased after the shares of Q-Cells AG are converted to registered shares.

The basic price corresponds with at least 110 % of the market value of the ordinary shares of Q-Cells AG (performance target within the meaning of § 193 Par. 2 No. 4 AktG). The market value is derived from the mean value of the closing prices determined on Xetra or a comparable successor system or, if listed on the stock market overseas, from the mean value of the closing prices for an ordinary share of Q-Cells AG determined on this stock exchange, respectively during the last 10 stock market days before the option is issued.

The management board of Q-Cells AG can choose by mutual agreement with the supervisory board whether the ordinary shares required for satisfying the exercised options are made available from the conditional capital IV to be decided for this purpose by the general meeting under Subclause II., from conditional capital to be created in future or a programme for acquiring own shares to be decided in future still by the general meeting.

Alternatively the person entitled to subscribe can also be granted cash compensation when exercising his option at the choice of the management board and with the approval of the supervisory board. The cash compensation is calculated from the difference the basic price and the mean value of the closing prices determined on the relevant stock exchange for an ordinary share of Q-Cells AG on the ten stock market trading days before the option is exercised.

5) Periods of acquisition

Options can be offered to the allottee for acquisition one-time or in several tranches until 31 May 2011. The acquisition can only be carried out within the first 10 stock market trading days after announcement of the provisional figures for the previous fiscal year of the company.

6) Pre-requisites for exercising options

The allottee can exercise the options,

a) as soon as at least 2 years have passed since they were issued and

b) if the allottee is still employed at Q-Cells AG or at one of the companies affiliated with Q-Cells AG and this employment relationship has not been terminated. For the event that the employment relationship is terminated the allottee can still exercise the options if a new employment relationship is directly entered into with another affiliated company.

7) Period for exercising options

In order to avoid insider violations, options may only be exercised three times in a fiscal year respectively within two-week periods even after expiry of the waiting period and irrespective of the observance of the performance goal. These periods for exercising options shall begin respectively on the third bank working day after publication of the quarterly reports for the II. and III. quarter as well as the ordinary general meeting. Insofar as there is no obligation to publish quarterly reports and Q-Cells AG does not publish any quarterly reports either there will only be one period for exercising options of two weeks each year, which shall begin on the third stock market day after the ordinary general meeting.

The exercising of the option is also excluded from the day upon which Q-Cells AG announces an offer to its shareholders to procure new shares or partial debentures with convertible or subscription rights or obligations until the day upon which the shares of Q-Cells AG which are entitled to subscription are officially listed "ex subscription right" for the first time on the securities exchange at which the shares of Q-Cells AG were introduced, both days included.

8) Disposals over options

Options cannot be assigned, pledged or otherwise encumbered.

9) Lapse of the options ("Vesting Period")

If the allottee leaves his employment relationship with Q-Cells AG, or a company affiliated therewith, or the employment relationship is terminated before this date, without a new employment relationship being directly entered into with another affiliated company no matter for what reason, all of the options which he held at this time shall lapse.

The allottee shall not be entitled to any compensation if the options lapse.

10) Taxation of the options

All taxes which may be incurred within the framework of granting or exercising the options in particular income tax (tax on wages), church tax and solidarity surcharge shall be borne personally by the allottee.

11) Further structure (authorization)

The management board of Q-Cells AG is authorized with the approval of the supervisory board – insofar as the management board itself is affected, the supervisory board shall have sole authorization – to determine the further details for the structure of the Q-Cells AG Stock Option Programme 2007. These shall include in particular:

- the stipulation of the number of options relating to the individual or a group of entitled persons,
- the details for executing the programme as well as modalities for the granting and exercising of options and in addition the provision of the subscription shares in line with the stock exchange licensing regulations,
- the regulations concerning the treatment of options in special cases (e.g. maternity/paternity leave of the allottee),
- the regulation of further reasons for lapse and the specific lapse modalities,
- adjustment of the share subscription in case of capital measures and reorganisation of Q-Cells AG,

- possible changes to the programme which are necessary owing to a change in laws or case law.

12) Reporting duty of the management board

The management board shall report about the exploitation of the Q-Cells AG Stock Option Programme 2007 and the options granted to the allottee within this framework for each fiscal year in accordance with the relevant statutory regulations respectively in the notes to the annual accounts or in the business report (§ 285 Subclause 9a HGB, § 314 Par. 1 Subclause 6a HGB, § 160 Par. 1 Subclause 5 AktG).

II. Conditional capital IV

Conditional capital IV is created as follows in order to serve the Stock Option Programme 2007 of which the essential points are presented above under I.:

The capital stock of the company is conditionally increased by up to Euro 5,756,442.00 by issuing up to 5,756.442 ordinary no-par shares in the bearer's name (conditional capital IV). The conditional increase in capital serves to redeem options which the management board was authorized to issue by the general meeting under I. The new shares ensuing from the exercised options shall participate in the profits of the company from the beginning of the fiscal year in which they are incurred by exercising the option. The conditional increase in capital is only to be carried out insofar as options are issued from the conditional capital IV and the holder of the options exercises his subscription right. The supervisory board is authorized to amend the version of § 4 Par. 1 and 8 of the statutes (Capital stock) accordingly or to register it for entry after the full or partial execution of the increase in capital stock or after expiry of the authorization periods.

III. Amendment to the statutes

The following Par. 8 is inserted in § 4 of the statutes (Capital stock):

The capital stock of the company is conditionally increased by up to Euro 5,756,442.00 by issuing up to 5,756.442 ordinary no-par shares in the

bearer's name (conditional capital IV). The conditional increase in capital serves to redeem options which the management board was authorized to issue by the general meeting on 14 June 2007. The new shares ensuing from the exercised options shall participate in the profits of the company from the beginning of the fiscal year in which they are incurred by exercising the option. The conditional increase in capital is only to be carried out insofar as options are issued from the conditional capital IV and the holder of the options exercises his subscription right. The supervisory board is authorized to amend the version of § 4 Par. 1 and 8 of the statutes (Capital stock) accordingly or to register it for entry after the full or partial execution of the increase in the capital stock or after expiry of the authorization periods.

IV. ‚Clarification with regard to the conditional capital I and II and corresponding amendments to the statutes

1. The resolution passed by the general meeting on 29 December 2003 for TOP 1 Subclause II. concerning the creation of conditional capital I, adjusted according to § 218 AktG with effectiveness of the increase in capital from corporate funds decided by the general meeting on 23 August 2004, changed by resolution of the general meeting on 16 August 2005, adjusted according to § 218 AktG with effectiveness of the increases in capital from corporate funds decided by the general meeting on 16 August 2005 and by the general meeting on 29 June 2006, is amended in Sentence 1 as follows:

   "Individual share certificates" are replaced by "ordinary no-par shares (individual share certificates)" in Sentence 1.

2. The resolution passed by the general meeting on 16 August 2005 for TOP 6 Subclause III. concerning the creation of conditional capital II, changed by the resolution of the general meeting on the same day, adjusted according to § 218 AktG with effectiveness of the increases in capital from corporate funds decided by the general meeting on 16 August 2005 and by the general meeting on 29 June 2006, is amended in Sentence 1 as follows:

"Individual share certificates" are replaced by "ordinary no-par shares (individual share certificates)" in Sentence 1.

3. "Individual share certificates" are replaced by "ordinary no-par shares (individual share certificates)" in § 4 Par. 5 Sentence 1 of the statutes (Conditional capital I).

4. "Individual share certificates" are replaced by "ordinary no-par shares (individual share certificates)" in § 4 Par. 6 Sentence 1 of the statutes (Conditional capital II).

TOP 8 Voting on the partial revocation of the existing authorization to issue option and/or convertible bonds, on a new authorization to issue option and/or convertible bonds with a total nominal amount of up to Euro 3 billion, on an authorization for the exclusion of the subscription right acc. §§ 221 Par. 4 S. 2, 186 Par. 3 S. 4 AktG, on the confirmation, extension and new decision of the conditional capital III to a total of up to Euro 43,621,323.00 as well as corresponding amendment to the statutes

The general meeting of 29 June 2006 had authorized the management board with the approval of the supervisory board to issue option and/or convertible bonds with a total nominal amount of up to Euro 1.5 billion until 31 May 2011. The issue could also be carried out through a subordinate group company of Q-Cells AG. The management board partially used this authorization with the approval of the supervisory board in February 2007 and issued convertible bonds with a total nominal amount of Euro 492.5 million to institutional investors through the 100% subsidiary Q-Cells International Finance B.V. It is now intended to revoke the existing authorization, insofar as it was not used yet, to create a new authorization to issue option and/or convertible bonds with a total nominal amount of up to Euro 3 billion, to grant a new authorization for the exclusion of the subscription right and confirm, extend and newly decide the conditional capital III and decide corresponding amendments to the statutes.

The management board and supervisory board therefore propose that the following resolutions be passed:

I. Revocation

The resolution passed by the general meeting on 29 June 2006 for TOP 7 Subclause II concerning the authorization to issue option and/or convertible bonds with a total nominal amount of up to Euro 1.5 billion is revoked insofar as this authorization was not yet used.

II. New authorization

1. The management board is authorized with the approval of the supervisory board to issue option and/or convertible bonds in the name of the bearer with a total nominal amount of up to Euro 3 billion with or without a limit to the term one-time or several times until 31 May 2012, and grant option rights to the bearers of option bonds, or conversion rights to the bearers of convertible bonds, to ordinary no-par shares of the company in the bearer's name (individual share certificates) with a pro rata amount of the capital stock of a total of up to Euro 36,247,465.00 according to the details of the option or convertible bond conditions. After a possible conversion of the shares in Q-Cells AG to registered shares these will be available for purchase. With a capital increase from corporate funds the number of individual share certificates of the company is increased, which are to be granted to the bearers of option bonds or the bearers of convertible bonds when exercising their option or conversion rights, in the same ratio as the capital stock.

2. The option and/or convertible bonds can also be issued in the statutory currency of a OECD country instead of in Euro – limited to the corresponding counter-value in Euro. They can also be issued by a subordinate group company of Q-Cells AG; for this case the management board is authorized with the approval of the supervisory board to assume the guarantee for option and/or convertible bonds for the company and to grant option or conversion rights to the bearers of option and/or convertible bonds to shares in Q-Cells AG in the bearer's name.

3. The statutory subscription right is granted either directly to the shareholders or to the extent that the option or convertible bonds are taken over by a credit institute, a group of credit institutes or a

consortium of credit institutes with the obligation to offer these to the shareholders for purchase. If option and/or convertible bonds are issued by a subordinate group company the company must ensure the granting of the statutory subscription right for the shareholders of Q-Cells AG according to the above sentence.

The management board is however authorized to exclude top amounts, resulting from the subscription relationship, from the subscription right of the shareholders and to also insofar exclude the subscription right as it is necessary in order for bearers of already issued option or conversion rights to be granted a subscription right to the extent as they would be entitled as shareholder after exercising the option or conversion rights.

The management board is further authorized with the approval of the supervisory board to completely exclude the subscription right of the shareholders to option and/or convertible bonds insofar as the management board is of the opinion after the dutiful examination that the issue price of the option and/or convertible bonds does not substantially fall short of their hypothetical market value determined according to recognised in particular financial-mathematical methods. However, the summarised pro rata amount of the capital stock relating to the number of shares to be issued as a result of this authorization from the conditional capital III upon which this authorization is based (hereinafter III.) together with the pro rata amount of the capital stock of new shares, which were issued since the voting on the above authorization to exclude the subscription right based on possible authorizations to issue shares from approved capital with the exclusion of subscription right according to § 186 Par. 3 Sentence 4 AktG may not exceed a total of 10% of the capital stock of the company existing at the time of the voting of the general meeting on this authorization to exclude the subscription right or – in case this value is lower – of the capital stock of the company existing at the time when the above authorization was exercised. Further, the sale of own shares is to be offset against the limit insofar as it is carried out based on an authorization according to § 71 Par. 1 No. 8 Sentence 5 in conjunction with § 186 Par. 3 Sentence 4 AktG under the exclusion of the

subscription right after the voting on the above authorization to exclude the subscription right.

Insofar as the subscription right is not excluded the subscription rights shall be traded on the stock exchange in which shareholders and third parties can take part.

4. In the event that option bonds are issued one or several subscription warrants will be enclosed with each partial debenture which entitle the bearer to subscribe to individual share certificates of Q-Cells AG in the bearer's name according to the detailed option conditions which are to be stipulated by the management board. The option conditions can envisage for option bonds issued by Q-Cells AG and denominated in Euro that the option price can also be satisfied by transferring partial debentures and if applicable an additional cash payment. The pro rata amount of the capital stock, which relates to the shares to be purchased per partial debenture, may not exceed the nominal amount of the partial debentures. Insofar as fractions of shares are produced it can be envisaged that these fractions can be added to purchase whole shares according to the option or bond conditions if applicable against additional payment.

5. In the event that convertible bonds are issued the bearers are granted the irrevocable right to exchange their bonds according to the convertible bond conditions stipulated by the management board to individual share certificates of Q-Cells AG in the bearer's name. The exchange ratio can be derived from dividing the nominal amount or the issue amount of a partial debenture which is less than the nominal amount by the fixed conversion price for a share of the company and can be rounded up or down to a full figure; further it is possible to stipulate an additional payment to be made in cash and the consolidation or a compensation for peak amounts which cannot be converted. The bond conditions can envisage a variable conversion ratio and a determination of the conversion price (subject to the minimum price determined below) within a stipulated bandwidth depending on the development of the price of the share of Q-Cells AG during the term of the bond.

6. With the exception of the cases of a conversion obligation the respective option or conversion price which is to be fixed for a share must amount to at least 80% of the arithmetic average of the closing prices of the shares of Q-Cells AG in the Xetra trade of the Frankfurt securities exchange or in a corresponding successor system on the last ten stock market days before the day upon which the resolution is passed by the management board concerning the issue of the option or convertible bonds or – for the event that a subscription right is granted – amount to at least 80% of the non-weighted average market price of the shares of Q-Cells AG – Xetra trade of the Frankfurt securities exchange or a corresponding successor system – during the days upon which the subscription rights for the option or convertible bond are traded on the Frankfurt securities exchange, with the exception of the last two stock market days of the subscription right trade (respectively the minimum price). § 9 Par. 1 AktG remains unaffected.

7. The option or conversion price can be reduced, irrespective of § 9 Par. 1 AktG, based on a dilution protection clause according to the detailed determination of the convertible bond or option conditions if the company increases the capital stock or issues further option or convertible bonds or grants or guarantees option rights and the bearers of already existing option or conversion rights are not granted any subscription right for these, as they would be entitled to after exercising the option or conversion right, during the option or conversion deadline by granting an exclusive subscription right to its shareholders or through a capital increase from corporate funds. The reduction of the option or conversion price can also be effected by a cash payment or reduction of a possible envisaged additional payment when exercising the option or conversion right or with the satisfaction of a conversion obligation. Instead of a payment in cash or a reduction of the additional payment – insofar as possible – the exchange ratio can also be adjusted through the reduced conversion price. The conditions of the option rights or convertible bond can also envisage an adjustment to the option or conversion rights or conversion obligations for the event of the capital reduction or other extraordinary measures or events (such e. g. unusually high dividends, taking of control by third parties).

8. The bond conditions can envisage the right of the company not to grant new shares in the event of conversion or exercising of an option, but to pay a cash amount, which for the number of shares to be supplied otherwise corresponds with the non-weighted average closing price of the shares in Q-Cells AG in the Xetra trade of the Frankfurt securities exchange or in a corresponding successor system during the ten stock market days before or after declaration of the conversion or the exercising of the option. The bond conditions can also envisage that the option or convertible bond can be converted at the choice of the company into already existing shares of the company or another listed company instead of into new shares from conditional capital or that the conversion or option right can be satisfied by supplying such shares.

9. The bond conditions can also envisage a conversion obligation or option obligation at the end of the term (or at another time) or the right of the company to grant the bond creditors either in whole or in part shares of the company or another listed company instead of paying the due cash amount upon final maturity of the convertible bonds (this also comprises a maturity owing to termination). In this case according to the detailed bond conditions the option or conversion price can correspond with the average price of the share of the company in the Xetra closing auction on the Frankfurt securities exchange (or a comparable reference price in a successor system) during the ten stock market days before or after the date of the final maturity, even if this average price is less than the afore-mentioned minimum price (80%). The pro rata amount of the capital stock of the shares to be issued with conversion may not exceed the nominal amount of the convertible bonds.

10. The management board is authorized with the approval of the supervisory board to determine the further details of the issue and layout of the option and/or convertible bonds, in particular interest rate, issue price, term and division into shares, dilution protection provisions, option or conversion period as well as the conversion and option price within the afore-mentioned framework or stipulate these by mutual agreement with the bodies of the group company of Q-Cells AG which issues the option or convertible bond.

III. The conditional capital III is confirmed and extended and rewritten on the whole as follows:

The capital stock is conditionally increased by up to Euro 43,621,323.00 by issuing up to 43,621,323 new ordinary shares in the bearer's name with a pro rata amount of the capital stock of Euro 1.00 each (individual share certificates) (conditional capital III). The conditional capital increase serves to grant option rights or option obligations according to the option conditions to the bearers of subscription warrants from option bonds or from exchange rights or exchange obligations according to the convertible bond conditions to the bearers of convertible bonds, which were issued by a subordinate group company of the company based on the authorization resolution of the general meeting on 29 June 2006 and which will be issued by the company or a subordinate group company based on the authorization resolution of the general meeting from today until 31 May 2012. The new shares will be issued at the respective option or conversion price to be determined according to the afore-mentioned authorization resolutions.

The conditional capital increase is only to be carried out in the event of the issue of the option or convertible bonds and only insofar as the bearers of the subscription warrants or the convertible bonds exercise their option or exchange rights or bearers of bonds obliged to conversion or exercising their options satisfy their obligation to conversion/exercising their options and the conditional capital III is required according to the option or convertible bond conditions. The new shares issued owing to the exercising of the option or conversion right or the satisfaction of the conversion or option obligation shall participate in the profits from the beginning of the fiscal year in which they are produced.

The management board is authorized with the approval of the supervisory board to stipulate the further details for executing the conditional capital increase.

The supervisory board is authorized to adjust the version of § 4 Par. 1 and Par. 7 of the statutes in line with the respective issue of the pre-emptive shares and all other associated adjustments to the statutes, which only relate to the version, and to register these for entry. The same shall apply in the event of the non-exploitation of the authorization for issuing option or convertible bonds after expiry of the authorization period as well as in the event of the non-exploitation of the conditional capital III after expiry of the deadlines for exercising option or conversion rights or for satisfying conversion or option obligations.

IV. § 4 Par. 7 of the statutes (capital stock) is amended and rewritten as follows:

The capital stock is conditionally increased by up to Euro 43,621,323.00 by issuing up to 43,621,323 new ordinary shares in the bearer's name with a pro rata amount of the capital stock of Euro 1.00 each (individual share certificates) (conditional capital III). The conditional capital increase serves to grant option rights or option obligations according to the option conditions to the bearers of subscription warrants from option bonds or from exchange rights or exchange obligations according to the convertible bond conditions to the bearers of convertible bonds, which were issued by a subordinate group company of the company based on the authorization resolution of the general meeting on 29 June 2006 and which will be issued by the company or a subordinate group company based on the authorization resolution of the general meeting of 14 June 2007 until 31 May 2012. The new shares will be issued at the respective option or conversion price to be determined according to the afore-mentioned authorization resolutions. The new shares will be issued at the respective option or conversion price to be determined according to the afore-mentioned authorization resolutions. The conditional capital increase is only to be carried out in the event of the issue of the option or convertible bonds and only insofar as the bearers of the subscription warrants or the convertible bonds exercise their option or exchange rights or bearers of bonds obliged to conversion or exercising their options satisfy their obligation to conversion/exercising their options

and the conditional capital III is required according to the option or convertible bond conditions. The new shares issued owing to the exercising of the option or conversion right or the satisfaction of the conversion or option obligation shall participate in the profits from the beginning of the fiscal year in which they are produced. The management board is authorized with the approval of the supervisory board to stipulate the further details for executing the conditional capital increase. The supervisory board is authorized to adjust the version of § 4 Par. 1 and Par. 7 of the statutes in line with the respective issue of the pre-emptive shares and all other associated adjustments to the statutes, which only relate to the version, and to register these for entry. The same shall apply in the event of the non-exploitation of the authorization for issuing option or convertible bonds after expiry of the authorization period as well as in the event of the non-exploitation of the conditional capital III after expiry of the deadlines for exercising option or conversion rights or for satisfying conversion or option obligations.

TOP 9 Voting on new election of a member of the supervisory board

According to §§ 95 Par. 1, 96 Par. 1, 101 Par. 1 AktG in conjunction with § 1 Par. 1 DrittelbG [Law governing third share participation of employees] and § 9 Par. 1 of the statutes the supervisory board is currently composed of nine supervisory board members. Six members are elected by the general meeting and three members are elected by the employees according to the law governing the third share participation of employees in the supervisory board. Six members currently belong to the body, who were elected by the general meeting and three members, who were elected by the employees according to the law governing the third share participation of employees in the supervisory board.

The member of the supervisory board, who was elected by the general meeting, Immo Ströher retired from his office effective as of the end of the ordinary general meeting on 14 June 2007.

Against this background the supervisory board proposes that until the termination of the general meeting which decides about the discharge for the fiscal year 2009

Mr Richard Kauffman, New York, New York, USA, chairman of the management (Chief Executive Officer) of Good Energies Inc.,

be appointed as member of the supervisory board of the company.

Mr Richard Kauffman currently holds no other offices in supervisory boards to be formed by law or comparable controlling bodies of business enterprises.

The general meeting is not bound to proposals for the election.

TOP 10 Voting on the consent to transmit information to shareholders by way of remote data transmission and corresponding amendment to the statutes for the implementation of the transparency directive –implementing law

The transparency directive implementing law (TUG), which came into force in January 2007, envisages that the electronic transmission of information to shareholders is only admissible still with the consent of the general meeting. The consent should be granted and the statutes supplemented accordingly in order to be able to offer the shareholders this practical and environmentally-friendly form of communication.

The management board and supervisory board therefore propose that the following resolution be passed:

The general meeting approves the transmission of information to shareholders of Q-Cells AG by way of remote data transmission. § 3 of the statutes (Announcements) is amended and now reads as follows:

„§ 3 Announcements and information

1. The announcements of the company are made by publication in the electronic Bundesanzeiger [Federal Gazette] insofar as no other form of announcement is stipulated as mandatory by law.

2. Information to the bearers of authorized securities of the company can also be transmitted by using electronic media."

TOP 11 Voting on other amendment to the statutes

The possibility should be created to hold future general meetings in the direct vicinity of the registered seat of the company in Thalheim. Therefore, the management board and supervisory propose that the following resolution be passed:

§ 16 Par. 1 of the statutes (Convening of the general meeting) is amended and now reads as follows:

"The general meeting takes place at the registered seat of the company or at the choice of the convening body at a German stock exchange location in Leipzig, Bitterfeld or Wolfen."

TOP 12 Voting on the revocation of the existing authorization to acquire own shares, new authorization for acquiring own shares and their use as well as authorization for the exclusion of the subscription right

The management board and supervisory propose that the following resolutions be passed:

1. The resolution of the general meeting on 29 June 2006 for TOP 11 Subclause 2 concerning the previous authorization for acquiring own shares is revoked with regard to the following new authorization.

2. According to § 71 Par. 1 No. 8 AktG the company is authorized to acquire ordinary shares of the company up to the amount of 10 % of the existing capital stock by 30 November 2008.

   The authorization can be exercised in full or in part, one-time or several times by pursuing one or several aims.

   The acquisition can be carried out through the stock exchange or through a public purchase offer directed at all shareholders at the choice of the management board.

   In the event of acquisition through the stock exchange the paid counter value per share (without secondary acquisition costs) may not exceed the mean value of the (closing) market prices determined for the shares of the company (without secondary acquisition costs) at the

Frankfurt securities exchange or a foreign stock exchange, insofar as the Q-Cells share is listed there, during the last five stock market days before the acquisition of the shares by more than 5 % and may not fall short of Euro 0.01.

In the event of an acquisition through a public purchase offer to all shareholders of the company the offered purchase price per share may not exceed the mean value of the (closing) market prices determined for the shares of the company (without secondary acquisition costs) at the Frankfurt securities exchange or a or a foreign stock exchange, insofar as the Q-Cells share is listed there, during the last five stock market days before the day upon which the offer is published by more than 5 %. The offered purchase price per share may further not fall short of Euro 0.01. Insofar as the purchase offer is over-subscribed these shall be accepted according to quotas. A preferred acceptance of lower numbers of units up to 100 units per shareholder can be envisaged.

The management board is authorized with the approval of the supervisory board to use shares of the company, which are acquired based on this authorization, for all purposes permitted by law, in particular also for the following:

a) in order to be able to offer shares of the company to third parties within the framework of the amalgamation with other companies or within the framework of acquiring companies or participating interests therein; the subscription right of the shareholders is thus excluded;

b) in order to issue shares within the framework of the Stock Option Programme 2003, the Stock Option Programme 2005, the Stock Option Programme 2007 and future employee participation programmes; the subscription right of the shareholders is thus excluded;

c) in order to sell in another manner than through the stock exchange or through an offer to the shareholders if the shares are sold against cash payment at a price which does not substantially fall

short of the stock market price of the shares of the company at the time of the sale.

In this case the number of the shares sold under exclusion of the subscription right according to § 186 Par. 3 Sentence 4 may not exceed a total of 10 % of the capital stock neither at the time when they become effective, nor at the time when this authorization is exercised. Those shares are to be offset against this limit which were issued from approval capital during the term of this authorization under the exclusion of the subscription right according to § 186 Par. 3 Sentence 4 AktG. Further, those shares are to be offset against this limit which were or are to be issued for serving option or convertible bonds insofar as these were issued during the term of this authorization under the exclusion of the subscription right with the corresponding application of § 186 Par. 3 Sentence 4 AktG.

* * *

Reports of the management board regarding TOP 6, 8 and 12

Please note that the management board is obliged to make reports regarding the authorization to exclude the subscription right as suggested in TOP 6, 8 and 12. These reports are included in the German version of this invitation only.

* * *

Participation in the general meeting and proof of possession of shares

Those ordinary and preference shareholders are entitled to take part in the general meeting and those ordinary shareholders are entitled to exercise the voting right according to § 17 Par. 1 and 2 of the statutes who register their participation with the company in plenty of time before the general meeting and provide proof that they are the holders of the shares to the company. The **registration** must be received by the company in a text form. The **proof of possession of shares** must be provided by a certified prepared in a text form by the depositary-keeping institute. The certificate of the depositary-keeping institute must refer to the beginning of 24 May 2007 (0:00 midnight

Central European summer time – MESZ). Both the registration as well as the certificate of the possession of shares must be received by the company respectively no later than on **7 June 2007** at the following address:

By fax or by e-mail:
Q-Cells AG
c/o Dresdner Bank AG
OSS SO General Meetings
Jürgen-Ponto-Platz 1
60301 Frankfurt am Main
Fax: + 49 (0) 69 / 263 - 15263
E-mail: tbhvservice@dresdner-bank.com

In all other cases:
Q-Cells AG
- General meeting -
Attn. Ms Petra Obermüller
Guardianstraße 16
06766 Thalheim

In the relationship to the company a person is only deemed as shareholder for the participation in the general meeting or the exercising of the voting right who has provided the proof. After receipt of registration and proof of possession of the shares at the company at the stated address the shareholders will be issued entrance tickets for the general meeting which serve them as identification for participation in the general meeting and to exercise the shareholder rights.

Representation for participation and voting rights

The ordinary shareholders can also have their right to participate and vote in the general meeting and the preference shareholders their right to participate in the general meeting exercised by authorized agents, e.g. a credit institute, a shareholders' association or another person of their choice. The pre-requisite for this is that an entrance ticket was previously issued after registration and proof of the possession of shares. Corresponding power of attorney forms will be sent to the shareholders together with the entrance ticket.

Q-Cells AG offers its ordinary shareholders that they may also be represented by a voting right representative in the general meeting who is appointed by the company, however votes according to their instructions.

The authorization can be granted in writing, by fax or by electronic means. Further details concerning the participation and the exercising of the voting right by authorized agents can be derived from the documents which will be sent to the shareholders together with the entrance ticket.

Applications of shareholders

Applications of shareholders according to § 126 AktG and proposals for the election of the auditor and auditor of the consolidated accounts as well as the member of the supervisory board according to § 127 AktG must be sent in a text form within the statutory deadlines and directed at the following address:

Q-Cells AG
- Investor Relations -
Guardianstraße 16
06766 Thalheim
Fax: +49 (0) 3494 / 668 - 777
E-mail: investor@q-cells.com

Applications bearing other addresses shall not be taken into account for the accessibility according to §§ 126, 127 AktG. Applications and proposals for elections received in time shall be published immediately on the homepage www.q-cells.com. Statements of the head office regarding possible applications will also be published here.

Details according to § 30b Par. 1 No. 1 WpHG

The capital stock of the company of Euro 109,053,307.00 is divided into 78,483,323 ordinary shares and 30,569,984 preference shares without a voting right at the time when the general meeting was convened. Each ordinary share grants one vote so that 78,483,323 voting rights exist at the time when the ordinary general meeting was convened based on the statutes.

Announcement of the invitation

The invitation is published in the electronic Bundesanzeiger on 4 May 2007.

Thalheim, May 2007

Q-Cells Aktiengesellschaft

- The management board

PROSPECTUS CONVERTIBLE BOND

Q.CELLS

Q-Cells International Finance B.V.

(a company with limited liability incorporated in The Netherlands with its corporate seat in Rotterdam)

€ 492,500,000

1.375% Convertible Bonds due 2012

unconditionally and irrevocably guaranteed by

Q-CELLS AG

(a stock corporation incorporated in the Federal Republic of Germany with its corporate seat in Thalheim)

The 1.375% Convertible Bonds due 2012 (the "*Bonds*") in the aggregate principal amount of € 492,500,000 were issued by Q-Cells International Finance B.V. (the "*Issuer*") on February 28, 2007 in denominations of € 100,000 each. Each Bond will, at the option of a holder (the "*Holder*"), subject to certain conditions as described in the Terms and Conditions of the Bonds (the "*Terms and Conditions*"), be convertible from and including April 10, 2007 up to and including February 20, 2012 in ordinary no-par value bearer shares (*Stückaktien*) of Q-Cells AG (the "*Guarantor*" or "*Q-Cells*") (the "*Shares*") at an initial conversion price of € 66.79. The Guarantor has unconditionally and irrevocably guaranteed the payment of principal and interest together with all other amounts becoming due and payable in respect of the Bonds.

Unless previously redeemed, converted, or repurchased and cancelled, the Bonds will be redeemed by the Issuer on February 28, 2012 (the "*Maturity Date*") at their principal amount plus accrued interest. The Issuer may, at any time, from February 28, 2009, redeem in whole, but not in part, the outstanding Bonds at their principal amount plus accrued interest (see § 5(b) of the Terms and Conditions) if the price of the Shares exceeds certain levels. The Issuer has also the right to redeem the Bonds at the Maturity Date by delivery of Shares and payments of such other amounts as is set forth in § 5(e) through 5(g) of the Terms and Conditions. Interest on the Bond will accrue from February 28, 2007, and will be payable annually in arrears on February 28 of each year, commencing on February 28, 2008. The Bonds are governed by the laws of the Federal Republic of Germany.

The Bonds are represented by a global bond (the "*Global Bond*") without coupons. Definitive Bonds and interest coupons will not be issued. The Global Bond will be deposited with Clearstream Banking AG, Frankfurt am Main (the "*Clearing System*"), until the Issuer has satisfied and discharged all its obligations under the Bonds. The Holders will receive co-ownership participations or rights in the Global Bond, which are transferable in accordance with applicable laws and the rules and regulations of the Clearing System.

Application has been made to admit the Bonds to the official list of the Luxembourg Stock Exchange and to admit the Bonds to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Euro MTF Market is not a regulated market under Directive 2004/39/EC. The existing Shares and the Shares to be issued upon conversion of any Bond from the conditional capital of the Guarantor are listed on the Frankfurt Stock Exchange.

Investing in the Bonds involves risks. See "Risk Factors" beginning on page 13.

Neither the Bonds, the Guarantee nor the Shares to be issued upon conversion of the Bonds have been or will be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S or pursuant to another exemption from the registration requirements of the Securities Act.

The date of this Listing Prospectus is April 19, 2007

RESPONSIBILITY STATEMENT

The Issuer with its registered office in Rotterdam, The Netherlands, and the Guarantor with its registered office in Thalheim, Federal Republic of Germany, assume responsibility for the information contained in this listing prospectus (the "Prospectus"). To the best of the knowledge and belief of the Issuer and the Guarantor, the information contained in this Prospectus is in accordance with the facts and contains no omissions likely to affect the import of the Prospectus.

NOTICE

Neither the delivery of this Prospectus nor any offering, sale or delivery of any Bonds shall, under any circumstances, create any implication (i) that the information in this Prospectus is correct as of any time subsequent to the date hereof, or (ii) that there has been no adverse change in the financial situation of the Issuer or the Guarantor which is material in the context of an investment in the Bonds since the date of this Prospectus, or the balance sheet date of the most recent financial statements which are deemed to be incorporated into this Prospectus by reference or (iii) that any other information supplied in connection with the issue of the Bonds is correct at any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

No action has been taken by the Issuer or the Guarantor other than as set out in this Prospectus that would permit a public offering of the Bonds, or possession or distribution of this Prospectus or any other material in any country or jurisdiction where action for that purpose is required. Accordingly, no Bonds may be offered or sold, directly or indirectly, and neither this Prospectus (nor any part hereof) nor any offering circular, prospectus, form of application, advertisement or other offering materials may be issued, distributed or published in any country or jurisdiction except in compliance with applicable laws, orders, rules and regulations.

The Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities to which it relates. The distribution of this Prospectus (or of any part thereof) and the offering and sale of the Bonds in certain jurisdiction may be restricted by law. Persons into whose possessions this Prospectus (or any part thereof) comes are required by the Issuer and the Guarantor to inform themselves about and to observe any such restrictions. This Prospectus dose not constitute, and may not be used for, or in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation.

Subject to certain limited exceptions, the Bonds may not be offered, sold or delivered within the United States or to U.S. Persons (within the meaning of Regulation S of the Securities Act).

No person has been authorized to give any information which is not contained in or is not consistent with this Prospectus or any other document entered into in relation to the Bonds or any information supplied by the Issuer or the Guarantor or such other information as in the public domain and, if given or made, such information must not be relied upon as having been authorized by the Issuer or the Guarantor.

The legally binding language of this Prospectus is the English language except for the Terms and Conditions of the Bonds, the Guarantee, the Loan Agrement, the Undertaking and the Assignment Agreement, where the legally binding language shall be the German language.

TABLE OF CONTENTS

SUMMARY OF THE TERMS AND CONDITION OF THE BONDS

The following summary is qualified in its entirety by the more detailed information contained in the Terms and Conditions and certain terms used herein are defined in the Terms and Conditions.

Denomination of the Notes	The issue in an aggregate nominal amount of € 492,500,000 is divided into 4,925 bearer Bonds in the nominal amount of € 100,000 each (the "*Principal Amount*").
Issue Price:	100% of the Principal Amount of the Bonds
Issue Date:	February 28, 2007
Maturity Date:	The Issuer will redeem the Bonds at their Principal Amount plus accrued interest on February 28, 2012, to the extent they have not previously been redeemed, converted, or repurchased and cancelled (§ 5(a)) of the Terms and Conditions).
Status and Negative Pledge:	The Bonds constitute direct, unconditional, unsubordinated and (subject to the Guarantee) unsecured obligations of the Issuer ranking *pari passu* without any preference among themselves and at least *pari passu* with all other unsubordinated and unsecured obligations of the Issuer, present and future save for certain mandatory exceptions provided by law. So long as any amounts of interest or principal remain outstanding under the Bonds, but only up to the time all amounts payable to Holders under the Bonds in accordance with the Terms and Conditions (§§ 4(a), 5(a), 5(e) and 8 of the Terms and Conditions) have been placed at the disposal of the Clearing System (§ 6 of the Terms and Conditions), the Issuer undertakes that it will not at any time create or permit to subsist any security interest upon the whole or any part of its present or future assets or revenues to secure any Capital Market Indebtedness (including any guarantees and indemnities given in respect thereof) (as defined in § 3(b) of the Terms and Conditions), unless at the same time or prior thereto, the Issuer's obligations under the Bonds are secured equally and rateably therewith or benefit from a security interest or guarantee or indemnity in substantially identical terms thereto. Such undertaking shall not apply to (i) any security provided by the Issuer over any present or future claims of the Issuer against the Guarantor arising from the onlending of the proceeds from the issuance by the Issuer of any securities that are convertible or exchangeable into shares of the Guarantor, provided that any such security serves to secure obligations under such securities and (ii) a security which is (x) mandatory according to applicable laws or (y) required as a prerequisite for governmental approvals (§ 3(b) of the Terms and Conditions). The Guarantor has undertaken in the Guarantee (§ 3(d) of the Terms and Conditions), so long that, as any amounts of interest or principal remain outstanding under the Bonds, but only up to the time all amounts payable to Holders under the Bonds in accordance with the Terms and Conditions (§§ 4(a), 5(a), 5(e) and 8 of the Terms and Conditions) have been placed at the disposal of the Clearing System, (i) it will not at any time create or permit to subsist any

security interest upon the whole or any part of its present or future assets or revenues to secure any Capital Market Indebtedness (including any guarantees and indemnities given in respect thereof) (as defined in § 3(b) of the Terms and Conditions), and (ii) it will procure that no Subsidiary (as defined in § 1 of the Terms and Conditions) will at any time create or permit to subsist any security interest upon the whole or any part of its present or future assets or revenues to secure any Capital Market Indebtedness (including any guarantees and indemnities given in respect thereof), unless at the same time or prior thereto, the Guarantor's obligations under the Guarantee are secured equally and rateably therewith or benefit from a security interest or guarantee or indemnity in substantially identical terms thereto. Such undertaking shall not apply to (i) any security provided by a Subsidiary of the Guarantor over any present or future claims of such Subsidiary against the Guarantor arising from the onlending of the proceeds from the issuance by such Subsidiary of any securities that are convertible or exchangeable into shares of the Guarantor, provided that any such security serves to secure obligations under such securities and (ii) a security which is (x) mandatory according to applicable laws or (y) required as a prerequisite for governmental approvals (§ 3(d) of the Terms and Conditions).

Interest: The Notes will bear interest on their Principal Amount at a rate of 1.375 per cent. per annum from and including February 28, 2007. Interest is payable annually in arrears on each February 28, commencing on February 28, 2008 (§ 4(a) of the Terms and Conditions).

Guarantee: The Guarantor has given towards the Principal Paying Agent (§ 13 of the Terms and Conditions) for the benefit of the Holders the unconditional and irrevocable guarantee for the payment of principal and interest together with all other sums payable by the Issuer under the Terms and Conditions (§ 3(c) of the Terms and Conditions).

Conversion Right, Conversion Price/Ratio: Subject to the adjustments as provided for in § 10 and § 11(a)(iii) of the Terms and Conditions, each Holder will have the right (the "*Conversion Right*") to convert, subject to certain conditions, at an initial conversion price for each share of € 66.79 (the "*Conversion Price*"), each Bond into 1,497 no-par value ordinary bearer shares of the Guarantor (the "*Conversion Ratio*") during the Conversion Period (§ 8(a)(iv) of the Terms and Conditions) by delivering the Conversion Agent a duly executed Conversion Notice (§§ 8 and 9 of the Terms and Conditions). If due to legal reasons, the Guarantor is unable to issue Settlement Shares (as defined below) from contingent capital upon the exercise of the Conversion Right, the Guarantor may pay to the Holder a cash amount in lieu of the issue of such Settlement Shares the Guarantor is unable to issue.

Early Redemption of the Bonds at the Option of the Issuer: From February 28, 2009 (including), the Issuer may, subject to certain conditions, at its option, on giving not less than 15 nor more than 30 days' prior notice, redeem all but not some only of the outstanding Bonds at their Principal Amount plus accrued interest. However, such notice may only be given, if the Share Price (as

defined in § 1 of the Terms and Conditions) on not less than 20 Trading Days (as defined in § 1 of the Terms and Conditions) during a period of 30 consecutive Trading Days, commencing on or after February 28, 2009, is equal to or exceeds 130 per cent. of the then applicable Conversion Price as at each such Trading Day. The notice of early redemption may only be given within five Business Days after the last day of the period mentioned above (§ 5(b) of the Terms and Conditions).

Early Redemption at the Option of the Issuer For Reasons of Minimal Outstanding Amount: If at any time the aggregate Principal Amount of the Bonds outstanding is equal to or less than € 73,875,000, the Issuer may, by giving not less than 15 nor more than 30 days' notice, redeem in whole, but not in part, the remaining Bonds at their Principal Amount plus accrued interest (§ 5(c) of the Terms and Conditions).

Share Settlement Option: Subject to certain conditions, the Issuer may at the Maturity Date redeem the Bonds in whole but not in part by delivery of Settlement Shares, payment of the Additional Cash Amount, if any, and interest, if any, accrued to but excluding the Maturity Date (§ 5(e) of the Terms and Conditions).

Dilution Adjustment of Conversion Price/Conversion Ratio: The Terms and Conditions include provisions providing adjustments of the Conversion Ratio under certain circumstances, including, among other things, capital increases out of capital reserves or earnings, share splits, capital decreases, capital increases against cash contributions with subscription rights, the issue of other securities with subscription rights and certain distributions and reorganizations (§ 10 of the Terms and Conditions).

Adjustments of Conversion Price/Ratio for Change of Control: If the Issuer gives notice of Change of Control (§ 11(a) of the Terms and Conditions), the Conversion Price will be adjusted to the extent provided for in the Terms and Conditions upon any exercise of the Conversion Right (§ 8(a) of the Terms and Conditions) on or before the Control Record Date.

Conversion Period: From April 10, 2007 (including) to February 20, 2012 (including) (§ 8(a)(iv) of the Terms and Conditions). In the event the Bonds are declared due for early redemption by the Issuer (§ 5(b) or (c) of the Terms and Conditions), the Conversion Period for the Bonds will terminate at the end of the fourth Business Day (as defined in § 1 of the Terms and Conditions) prior to the Call Redemption Date (§ 8(a)(vi) of the Terms and Conditions). The exercise of the Conversion Right is excluded in certain periods (§ 8(a)(v) of the Terms and Conditions).

Undertaking to Deliver Shares: The Guarantor has undertaken towards the Principal Paying Agent for the benefit of the Holders (the "*Undertaking*") to grant each Holder the right to convert the Bonds into Settlement Shares in accordance with the Terms and Conditions (§ 8(a)(i) of the Terms and Conditions).

Underlying Shares: The shares to be delivered by the Guarantor upon conversion (the "*Settlement Shares*") will be no-par value ordinary bearer shares of the Guarantor. Upon execution of the conversion, the Settlement

Shares will derive from a conditional capital of the Guarantor in the aggregate amount of up to € 29,530,884 created by resolution of its shareholders' meeting on June 29, 2006 or any future conditional capital of the Guarantor. If the Settlement Shares are new shares deriving from conditional capital, rights to full dividends for the fiscal year in which they are issued and all following fiscal years, but not for the previous fiscal year even if a dividend therefor has not been paid yet, will be attached; in this case the Settlement Shares may initially carry a separate securities code. The Guarantor, at its sole discretion, is entitled to deliver existing ordinary shares to any Holder instead of the delivery of new shares deriving from the conditional capital as Settlement Shares, provided that such existing ordinary shares are of the same class as the new shares otherwise to be delivered out of conditional capital except for a different dividend entitlement (which shall be no less than the dividend entitlement of the new shares that would have otherwise been delivered to the relevant Holder) and that such delivery of existing ordinary shares can be legally effected and does not impair the rights of the relevant Holder it would otherwise have. (§ 9(a), (b) of the Terms and Conditions).

Delivery of Settlement Shares:

Upon any exercise of the Conversion Right or the Share Settlement Option, only full Settlement Shares will be delivered (§ 8(a)(iii) and § 5(e)(i)(A) of the Terms and Conditions). Fraction of Shares will not be delivered upon conversion or exercise of the Share Settlement Option, but will be compensated by the payment of cash or the Additional Cash Amount, respectively (§ 8(c)(ii) and (§ 5(e)(i)(B) of the Terms and Conditions).

Termination Rights of the Holders:

Each Holder is entitled to declare all or some only of his Bonds due and demand immediate redemption of such Bonds at the Principal Amount plus accrued interest to but excluding the date of redemption subject to certain further requirements provided in the Terms and Conditions if (i) the Issuer fails to pay principal or interest or any other amount in respect of the Bonds within 15 days from the relevant due date; (ii) the Issuer fails to duly perform any other obligation arising from the Bonds or the Guarantor fails to comply with the Guarantee or the Undertaking and such default, except where such default is incapable of remedy, continues unremedied for more than 30 days after the Issuer (through the Principal Paying Agent) has received notice thereof from a Holder; (iii) (A) any present or future indebtedness of the Issuer or the Guarantor or any Subsidiary for or in respect of monies borrowed or raised is declared to be or otherwise becomes (or becomes capable of being declared) due and payable prior to its stated maturity as a result of any actual or potential default (however described), or (B) any such indebtedness is not paid when due or within five Business Days or, if longer, within any applicable grace period, as the case may be, or (C) the Issuer or the Guarantor or any Subsidiary fails to pay when due or within five Business Days or, if longer, within any applicable grace period, as the case may be, any amount payable by it under any present or future guarantee or indemnity for any moneys borrowed or raised, or (D) any security granted by the Issuer or the Guarantor or any Subsidiary for any such indebtedness is declared enforceable upon the occurrence of

an event entitling to enforcement, unless in each case the aggregate amount of all such indebtedness is less than EUR 5,000,000 (or its equivalent in any other currency or currencies); (iv) the Issuer or the Guarantor or any Subsidiary suspends its payments or announces its inability to meet its financial obligations, (v) a competent court opens insolvency proceedings against the Issuer, the Guarantor or any Subsidiary which has not been dismissed or stayed within 60 days after the commencement thereof, or the Issuer or the Guarantor or any Subsidiary institutes such a proceeding; (vi) the Issuer or the Guarantor ceases its business operations in whole or in part or sells or otherwise transfers its assets in whole or in part to third parties (except for the Issuer and any Subsidiary) and this causes a substantial reduction of the value of the assets of the Guarantor's group; (vii) the Issuer or the Guarantor is wound up, unless this is effected in connection with a merger or another form of amalgamation with another company or in connection with a restructuring, and the other or the new company assumes all obligations of the Issuer arising in connection with the Bonds or all obligations of the Guarantor arising in connection with the Guarantee, as the case may be; (viii) any law, governmental order, decree or enactment will gain recognition in the Netherlands or the Federal Republic of Germany whereby the Issuer or the Guarantor, as the case may be, is legally prevented from performing its obligations as set forth in these Terms and Conditions or the Guarantee or the Undertaking, as the case may be, and this situation is not cured within 90 days; or (ix) in the case the Guarantee or the Undertaking is not (or is claimed by the Guarantor not to be) in full force and effect. The right to declare the Bonds due will terminate if the situation giving rise to it has been cured before such right is exercised (§ 12(a) of the Terms and Conditions).

Form of the Notes: The Bonds are represented by a global bond (the "*Global Bond*") without coupons. Definitive Bonds and interest coupons will not be issued. The Global Bond will be deposited with the Clearing System until the Issuer has satisfied and discharged all its obligations under the Bonds (§ 2(b) of the Terms and Conditions).

Issue of Additional Notes: The Issuer reserves the right from time to time without the consent of the Holders to issue additional Bonds with identical terms (save for, *inter alia*, the issue date and the interest commencement date), so that the same shall be consolidated, form a single issue with and increase the aggregate principal amount of the Bonds (§ 16 of the Terms and Conditions).

Substitution of the Issuer: The Issuer (or the Substitute Debtor) may, subject to certain requirements, without the consent of the Holders, if no payment of principal or of interest or any other amount in respect of the Bonds is in default, at any time substitute for the Issuer, either the Guarantor or any other company more than 90 per cent. of the voting shares or other equity interests of which are directly or indirectly owned by the Guarantor as principal debtor in respect of all obligations arising from or in connection with the Bonds (§ 17 of the Terms and Conditions).

Loan Agreement:	The Issuer, pursuant to a loan agreement between the Issuer as lender and the Guarantor as borrower, has disbursed the proceeds from the sale of the Bonds in an amount of € 492,500,000 and will disburse the proceeds from the sale of any additional amounts issued by the Issuer pursuant to § 16 of the Terms and Conditions by way of a loan (the "*Loan*") to the Guarantor. The due dates for payments under the Loan correspond to the due dates of the Bonds. In the event of an early redemption of Bonds, the Loan is likewise subject to early repayment (§ 15(a) of the Terms and Conditions).
Security Assignment:	The Issuer has assigned the claims against the Guarantor for payment of principal under the Loan in an amount equal to the aggregate Appertaining Claim (§ 15(b) of the Terms and Conditions) to the Principal Paying Agent acting on account of the Holders for purposes of securing the claims of the Holders with respect to the Principal Amount of the Bonds. Upon such assignment, a partial amount of the Loan will be attributable to each Bond. In respect of each Bond, such assignment for security purposes will be subject to the condition subsequent (*auflösende Bedingung*) of the redemption of the Bond in respect of which the Conversion Right has not been exercised. The Appertaining Claim related to each Bond is undetachable from the relevant Bond. Any transfer of a Bond results in the transfer of the rights of the Holder in relation to the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. In the event of the exercise of the Conversion Right, the Appertaining Claim will be assigned to the Guarantor and expire therewith (§ 15(b) of the Terms and Conditions).
Payments:	All payments on the Bonds will be made in euro to the Clearing System or to its order for credit to the accounts of the relevant account holders of the Clearing System outside the United States (§ 6(a) of the Bonds).
Taxation:	All payments in respect of the Bonds and the Guarantee will be made with deduction of taxes or other duties, if such deduction is required by law. Neither the Issuer nor the Guarantor will be obliged to pay any additional amounts of principal and/or interest as a result of such deduction (§ 7 of the Terms and Conditions).
Principal Paying Agent, Principal Conversion Agent, Calculation Agent:	The Issuer has appointed Citibank, N.A., as Principal Paying Agent, Principal Conversion Agent and Calculation Agent (§ 13(a) of the Terms and Conditions).
Paying and Conversion Agent in Luxembourg:	The Issuer has appointed Dexia Banque Internationale à Luxembourg as Paying and Conversion Agent in Luxembourg (§ 13(a) of the Terms and Conditions).
Notices:	All notices regarding the Bonds shall be published (from the date on which the Bonds are listed on the Luxembourg Stock Exchange and so long as the Bonds remain listed on the Luxembourg Stock Exchange and the rules of that exchange so require) either in a leading daily newspaper having general circulation in Luxembourg

	(which is expected to be *d'Wort*) or on the website of the Luxembourg Stock Exchange on www.bourse.lu. Any notice will become effective for all purposes on the date of the first such publication (§ 14(a) of the Terms and Conditions).
Language:	The Terms and Conditions are written in the German language and provided with an English language translation. The German version of the Terms and Conditions will be binding. The English translation is for information purposes only.
Governing Law and Jurisdiction:	The form and content of the Bonds and the rights and duties of the Holders and the Issuer and the Guarantor will in all respects be governed by the laws of the Federal Republic of Germany. To the extent legally permitted, Frankfurt am Main, Federal Republic of Germany will have jurisdiction for any action or other legal proceedings arising out of or in connection with the Bonds.
Listing and Admission to Trading:	Application has been made to admit the Bonds to the official list of the Luxembourg Stock Exchange and to admit the Bonds to trading on the Euro MTF Market of the Luxembourg Stock Exchange.
Security Code:	ISIN: DE000A0LMY64 WKN: A0LMY64 Common Code: 028696507

Prior to making an investment decision with respect to the Bonds, potential investors should carefully read and assess the following specific risks and the other information contained in this Prospectus. If these risks materialize, individually or together with other circumstances, they may substantially impair the business of Q-Cells AG ("Guarantor" or "Q-Cells", including its subsidiaries and minority shareholdings) and may have material adverse effects on the assets and liabilities, financial condition and results of operations of Q-Cells. The order in which the individual risks were chosen to be presented does not provide an indication of the likelihood of their occurrence nor of the severity or significance of the individual risks. In addition to the following risks, other risks and aspects may be of significance of which Q-Cells is currently unaware or which it does not consider to be material from today's point of view but which may also have material adverse effects on the business, prospects, assets and liabilities, financial condition and results of operations of Q-Cells. If that were to happen, the trading price of the shares of Q-Cells and/or the Bonds could decline and investors could lose all or part of their invested capital.

Risks Related to Q-Cells, the Guarantor

The Guarantor depends on a limited number of key suppliers

Silicon wafers are the key input product for the business of the Guarantor. All photovoltaic cells currently produced by the Guarantor are manufactured from silicon wafers. Silicon is the starting material for the production of silicon wafers. In order to support the supply of raw materials, the Guarantor also purchases silicon in substantial amounts and sells such silicon to its silicon wafer suppliers which in turn produce silicon wafers for the Guarantor from such silicon. Operating at full existing and planned capacities and the ability of the Guarantor to meet delivery obligations are at risk if the silicon and silicon wafer supply is inadequate. The availability, contractual procurement and price of silicon and silicon wafers are therefore of key significance to the financial condition and results of operations of the Guarantor.

Certain supply contracts entitle silicon and silicon wafer suppliers to reduce the supply volume if they are unable to expand their production capacity as planned or are unable to procure sufficient quantities of silicon or silicon ingots for their silicon wafer production due to a shortage of silicon, respectively. Thus, for example if the planned expansions of capacities do not take place or are delayed, there is a risk that the agreed volumes will not be supplied. Furthermore, there is no assurance that suppliers will perform their supply obligations under the contracts in the full amount, on time, or in the agreed quality.

Most of the purchasing volume of silicon and silicon wafers is sourced from certain key suppliers. The Guarantor is therefore dependent on its key suppliers, in particular the Orkla ASA ("Orkla") group of companies ("Orkla group"), including Elkem Solar AS ("Elkem Solar") with which the Guarantor has entered into a major long-term supply agreement for metallurgical silicon for the years 2008 to 2018 in February 2007, and the Renewable Energy Corporation ASA ("REC") group of companies ("REC group"), the current main supplier of silicon wafers of the Guarantor, in which the Orkla group has a significant interest. Therefore, the Orkla group, through its subsidiary Elkem Solar and its significant interest in REC, may exercise a substantial influence on the Guarantor's two main suppliers. Any conflict or deterioration of the relationship with the Orkla group or the REC group as well as any financial or operational crisis at the Orkla group or the REC group could significantly harm the Guarantor.

If one of the Guarantor's suppliers is unable or only partially able to meet its delivery obligations for any of the above reasons or for any other reasons, in particular due to current excess demand, it cannot be guaranteed that the Guarantor will be able to source silicon or silicon wafers from other suppliers at short notice at the required volume. Furthermore, it cannot be guaranteed that the

Guarantor will be in a position to conclude contracts with suppliers for an adequate volume of silicon and silicon wafers in the future.

Should the above-described circumstances result in an inadequate supply of wafers, the Guarantor will be unable to manufacture and sell the corresponding volume of photovoltaic cells. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

The Guarantor is closely related to the REC group and the Orkla group and is dependent on their financial performance and condition; any business downturn, any operational crisis or any financial downturn or other crisis at the REC group or the Orkla group could significantly impair the Guarantor's financial condition and business operations

In connection with the conclusion of the major long-term supply agreement for metallurgical silicon for the years 2008 to 2018 with Elkem Solar, a company of the Orkla group, in February 2007, the Guarantor acquired a 17.9% interest in REC against the issuance of new shares in the Guarantor. In the Guarantor's balance sheet, the holding in REC will be accounted for as non-current financial asset on the basis of the equity method. The Guarantor expects that the book value of the holding will initially amount to approximately over € 1 billion (compared to € 634.5 million total assets as of December 31, 2006); thus, the Guarantor's holding in REC will be by far the largest balance sheet item of the Guarantor. In the income statement, the income from the REC holding will be reported under the line item "income from financial assets accounted for by using the equity method" below the line item "net operating income". The Guarantor's holding in REC will be subject to regular impairment tests; in the case of an impairment, the Guarantor will incur impairment losses which will lead to a reduction of the book value at which the holding in REC is carried in the balance sheet of the Guarantor and to an immediate recognition of the impairment loss in the Guarantor's income statement. With respect to the majority of the REC shares held by the Guarantor, the Guarantor has a put option vis-à-vis Orkla exercisable in certain periods within the next three years at certain agreed price levels. The put option will be accounted for in the Guarantor's balance sheet as financial derivative on a mark-to-market basis, meaning that in the case of a drop of the value of the option, this will lead to a reduction of its carrying value on the balance sheet and to the incurrence of a corresponding loss in the Guarantor's income statement.

Consequently, in addition to the Guarantor's dependence on the REC group as its main supplier, any business downturn, any operational crisis or any financial downturn or other crisis at the REC group or any other adverse development with respect to the REC group, may lead to an impairment of the Guarantor's holding in REC and to a significant deterioration of the financial condition and the results of operations of the Guarantor. The Guarantor is not represented in the management bodies of REC and only holds a minority shareholding; thus, the Guarantor has only limited access to information regarding the REC group and only limited influence as minority shareholder.

Since Orkla is the largest shareholder in REC (followed by the Guarantor), in addition to the fact that Orkla has a significant influence on the two main suppliers of the Guarantor, i.e., Elkem Solar, a subsidiary of Orkla, and REC, the Orkla group may also be adversely affected by any adverse development affecting REC. Since for both Elkem Solar and REC, the Guarantor is the main customer, any adverse development affecting the Guarantor may also adversely affect the Orkla group and the REC group. These interdependences may lead to an intensification of adverse developments concerning these groups.

The Guarantor has entered into extensive long-term purchase obligations in regard to silicon and silicon wafers resulting in, inter alia, sales and price-related risks

Under the currently existing supply contracts with its suppliers, the Guarantor is required to purchase and pay for the agreed supply volumes. As of December 31, 2006, the Guarantor had purchasing obligations vis-à-vis solar silicon and wafer suppliers for the period from 2007 through 2018 totaling

about 2,485 MWp. In addition to such supply volumes of solar silicon and silicon wafers, in February 2007 the Guarantor has entered into a major long-term supply agreement with Elkem Solar ASA ("Elkem Solar") for the period between 2008 and 2018 regarding metallurgical silicon totaling about 3,700 MWp (only base amounts, excluding optional amounts).

The Guarantor is exposed to sales and price-related risks associated with the photovoltaic cells produced from the sourced silicon and silicon wafers. There are inconsistencies in regard to the terms, price conditions, price adjustments mechanisms, volumes and other contractual conditions between its supply contract portfolio and customer contract portfolio resulting in significant sales risks and price risks.

With respect to significant long-term purchase volumes, in particular regarding silicon purchases, the Guarantor has agreed to fixed prices (at least for certain periods of the total term of the relevant supply agreement). In contrast, a majority of the sales agreements with customers of the Guarantor generally provide for semi-annual price renegotiations.

In addition to these price-related risks, other sales risk exist: For example, there can be no assurances that individual customers will continue to exist or meet their contractual purchase and payment obligations due to insolvency or for other reasons. In addition, if the Guarantor is unable to meet its delivery obligations, most contracts with customers provide for contractual penalties. Furthermore, customers might also be able to assert more extensive damage claims against the Guarantor in the event of late or failed deliveries of the Guarantor.

The Guarantor has purchase obligations extending through the year 2018. The Guarantor will be exposed to increased sales and price-related risks in particular if a substantial drop in silicon prices occurs. Long-term purchase and delivery obligations in particular entail sales and price-related risks, as the risk of fundamental market changes occurring increases in particular in regard to silicon availability and demand for photovoltaic cells together with the increasing length of time involved. Such fundamental market changes could result from the development of new technologies for producing photovoltaic cells or modules.

If the above sales and price-related risks were to materialize, this could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

Risks relating to the supply agreement with Elkem Solar

In February 2007, the Guarantor concluded a major long-term agreement with Elkem Solar for the supply of metallurgical silicon for the years 2008 to 2018.

Sales Risks: The Guarantor will need to expand its customer contract portfolio significantly in order to be able to sell the photovoltaic cells produced from the metallurgical silicon sourced under this supply agreement with deliveries starting in 2008. It could turn out that the Guarantor will not be in a position to expand its customer contract portfolio in correlation to the additional amounts of photovoltaic cells produced from the materials sourced from Elkem Solar or that demand for photovoltaic cells will not increase in an amount as was expected upon conclusion of the supply agreement with Elkem Solar. This could result in lower sales prices for the photovoltaic cells produced by the Guarantor or the Guarantor might not be able to sell all of the photovoltaic cells produced from the additional silicon sourced from Elkem Solar.

Price Risks: Under the agreement, prices for the deliveries agreed in 2008 and 2009 are fixed, prices for deliveries in the years 2010 and 2011 are fixed in respect of 50% of the respective contract volume and beginning 2012 there will be no fixed prices, *i.e.*, all delivered volumes will be priced on the basis of the then prevailing market conditions.

Technological Risks/Production Risks: Although metallurgical silicon was tested in test productions to the Guarantor's satisfaction, the Guarantor has not yet used metallurgical silicon in cell mass production. Although the tests performed by the Guarantor indicate that the metallurgical silicon sourced from Elkem Solar may achieve cell efficiencies and yield levels equivalent to conventional high-purity polycrystalline silicon in cell mass production, there is no assurance that the targeted levels and the expected further optimization and technological progress will be realized in cell mass production. Based on tests performed by the Guarantor, the Guarantor expects that the metallurgical silicon will have to be mixed with conventional high-purity polycrystalline silicon and that only limited process and product adjustments are necessary. However, it could turn out that the mixing ratio will not develop favorably in cell mass production and that additional process and product adjustments will be necessary.

Capacity Expansion Risks: Due to the additional silicon amounts sourced from Elkem Solar, the Guarantor also needs to expand its production capacities faster than originally anticipated. It could turn out that the Guarantor will not be in a position to expand its production facilities fast enough to use all of the silicon sourced from Elkem Solar but will still be required to pay for the silicon delivered by Elkem Solar under the supply agreement. In addition, in order for Elkem Solar to supply the amounts of metallurgical silicon specified in the supply agreement with the Guarantor, Elkem Solar must first complete construction of its first metallurgical silicon production plant in time to start deliveries of metallurgical silicon to the Guarantor in 2008. It could turn out that Elkem Solar is not in a position to complete such construction in time due to technical or other problems and that it will not be able to provide the supply volumes under the supply agreement with the Guarantor in the specified amount or at the specified time.

If any of the risks described above materializes, this could have a material adverse effect on the assets and liabilities, financial condition and results of operations of the Guarantor.

Continued government incentives are of key significance to the Guarantor

The business of the Guarantor depends on government incentives for photovoltaics. Without government incentives, photovoltaics would not be profitable, particularly in the area of grid-connected systems. This is due to the fact that the costs of generating electricity in this area exceed, and the Guarantor believes will continue to exceed for the foreseeable future, market prices obtainable for and the costs of generating electricity from conventional energy sources (*e.g.*, nuclear power, coal and gas). Grid-connected systems are currently the most important area of the market for the Guarantor.

Government incentives in the Federal Republic of Germany: In the Federal Republic of Germany, incentives for photovoltaics are based in particular on the Renewable Energies Act (*Gesetz für den Vorrang erneuerbarer Energien* ("EEG")). The EEG requires grid operators to connect photovoltaic systems to their networks and to purchase the electricity generated by such systems at long-term guaranteed minimum prices above the market price for conventionally produced electricity. For the foreseeable future generating electricity in this form, as compared to other forms of electricity in the Federal Republic of Germany in the area of grid-connected systems, can only be profitable as a result of such economic support. The EEG is thus the basis for the growth of the German photovoltaic market, which is the most important market for the Guarantor, and therefore an important factor for the further growth and profitability of the Guarantor. In 2006, approximately 47% (2005: 63%) of the sales of the Guarantor were achieved in the Federal Republic of Germany.

The EEG provides for a continuous annual reduction of the minimum feed-in tariffs for electricity produced and fed into the grid from renewable energy sources and the minimum feed-in tariffs are subject to legislative review. The next review of the minimum feed-in tariffs and other aspects of the EEG is scheduled for 2007. The scope of the government incentives for photovoltaics depends on political developments. Political developments may occur in the future that could lead to a significant deterioration of the conditions for or a discontinuation of the support for renewable energies in the

Federal Republic of Germany. In addition, the EEG could be challenged on a legal basis. A significant reduction in the scope of incentives or a significantly unfavorable amendment, discontinuation, repeal or invalidity of the EEG could have a considerably adverse effect on the profitability of photovoltaic systems and thus a negative impact on the price of and conceivably the demand for photovoltaic cells and modules and the growth and profit margins of the Guarantor. This could therefore have a material adverse effect on the assets and liabilities, financial condition and results of operations of the Guarantor.

Government incentives outside Germany: In other European and foreign countries in which the Guarantor is currently or intends to become active, there are also incentives (or such incentives are planned) without which grid-connected photovoltaic systems could not be operated profitably in such countries. Just as in the Federal Republic of Germany, political developments may occur in these countries that could lead to a material deterioration of the conditions for incentives or a discontinuation of the incentives for photovoltaics. It is also possible that government financial support of photovoltaics in these countries will be subject to judicial review and considered a violation of the law or be significantly reduced or discontinued for other reasons. Also, incentive programs in such countries may prove inefficient and may not lead to the expected results. All this could prevent the Guarantor from implementing its internationalization strategy in these countries and could lead to a reduction of the demand for photovoltaic cells and modules.

A decrease of the market prices for conventional energy sources, their generating costs or the generating costs of other alternative energy sources may have adverse effects on the photovoltaic sector and the Guarantor's business

The photovoltaic technology and the growth of the photovoltaic sector, in particular in the area of grid-connected systems, will only achieve sustained success and have a lasting effect, if photovoltaic systems become capable of competing with conventional energy sources and remain capable of competing with other alternative energy sources. Thus, if the market prices for other energy sources, or their electricity generating costs, decrease, this could have a considerably adverse effect on the competitive position of photovoltaic systems and thus have a negative impact on the price of and conceivably the demand for photovoltaic cells and modules and the growth and profit margins of the Guarantor. This could therefore have a material adverse effect on the assets and liabilities, the financial condition and the results of operations of the Guarantor.

Several large customers account by far for the greatest share of the sales of the Guarantor

By far the greatest share of the total volume supplied by the Guarantor is purchased by certain key customers. If one or more of these key customers are lost or if a key customer terminates a supply contract prematurely, the Guarantor may be unable to find a buyer or may have to sell at a considerably lower price or/and at other adverse conditions. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

The Guarantor may not succeed in achieving further expansion of its production capacity according to plan

The Guarantor is in the process and plans for the future to implement a considerable expansion of the capacity of its silicon wafer-based photovoltaic cell production, in particular to be able to process the amounts of metallurgical silicon to be sourced under the Elkem Solar supply agreement starting in 2008. For this purpose, investments of approximately up to € 200 million are currently planned to be made in 2007. The growth plans of the Guarantor can only succeed if this production expansion is implemented on a timely basis. Delays could result due to a number of events outside of the control of the Guarantor. For the same reason, it cannot be guaranteed that the Guarantor will succeed in realizing its intended capacity expansion. The budget may also be substantially exceeded as a result of delays or for other reasons. As a consequence, the capacity expansion may only be partially implemented. In addition, a failure to timely realize capacity expansions would not excuse the

Guarantor from its payment and acceptance obligations under its supply contracts, including its long-term supply contracts or its delivery contracts with customers. This could substantially prejudice the competitive position of the Guarantor and have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

An excess supply of silicon, silicon wafers, cells and/or modules could result in a significant decrease of sales prices for photovoltaic cells and modules

Risks relating to a potential excess supply of cells and to potential cell production overcapacities in the future: Irrespective of the current shortages in the silicon and silicon wafer supply, photovoltaic cell manufacturers and new market players in the field of cell production invest heavily in the expansion or construction of their production capacities in view of the strong demand for photovoltaic cells and the expected strong market growth. The pace of the expansion of production capacities for silicon and photovoltaic cells could accelerate if the current scarcity of silicon is overcome in the short term, or the need for silicon is significantly reduced as a result of saving of materials in connection with new technologies. The expansion of production capacities of photovoltaic cells may result in an excess supply of photovoltaic cells. This could lead to considerable pressure on the world market price for photovoltaic cells and modules.

Risks relating to potential excess supply of silicon and to potential production overcapacities for silicon in the future: Silicon manufacturers and new market players entering the field of solar silicon production invest heavily in the expansion or construction of production capacities in view of the strong demand and the expected strong market growth. In addition, new processes and technologies are being developed that could lead to a significant increase of the supply of silicon that can be used in the production of photovoltaic cells or modules. This may result in an increased supply of silicon and in a decrease of the silicon prices, which in turn could lead to an increased production of photovoltaic cells and considerable pressures on the world market price for photovoltaic cells and modules.

Potential sales price risks resulting from new technologies: The successful development and exploitation of new technologies by competitors could lead to the establishment of procedures or technologies that need significantly less silicon for cell or module production or that use non-silicon-based technologies, and that allow for material cost savings and/or production cost savings. This could lead to significant cost advantages of competitors and ultimately to an increase of cell and module supply and considerable pressures on the world market price for photovoltaic cells and modules.

A resulting drop in prices for photovoltaic cells manufactured by the Guarantor or photovoltaic modules manufactured by companies in which the Guarantor holds majority or minority shareholdings for any of the above described reasons or other reasons could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

There are risks associated with acquisitions, participations and joint ventures

The Guarantor has made various investments in other photovoltaic companies and has entered into various joint venture agreements and may continue to do so in the future. The Guarantor has invested in various companies pursuing new photovoltaic technologies, in particular in the thin film area. Recently, the Guarantor has acquired a minority shareholding in REC, a producer of solar silicon and silicon wafers and its current main supplier of silicon wafers. The Guarantor does not have the same degree of technological know-how and experience that it does in the area of silicon wafer-based cell production. For this reason, the risk exposure of the Guarantor has been and may be in the future subject to considerable change.

Acquisitions of companies and participations in joint ventures or other strategic alliances with suppliers or other companies at a lower level of the value-added chain or companies pursuing new

photovoltaic technologies are subject to considerable investments and risks. They include the risk that the Guarantor may be unable to keep, maintain or integrate the employees or business relationships of the newly acquired company or parts of companies, or fails to realize the desired growth objectives, economies of scale or cost savings or fails to start production on time and on budget. In addition, disagreement with joint venture partners or an unfavorable trend in regard to strategic alliances may occur. The success of acquisitions of companies or other participations in joint ventures or other shareholdings therefore cannot be guaranteed. Wrong risk assessment as well as any other failures associated with acquisitions, interests in shareholdings and joint ventures could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

The ongoing expansion of the activities of the Guarantor in foreign target markets involves considerable risks

The Guarantor intends to further internationalize its business activities. Next to attracting new customers or new suppliers in such markets or customers who on their part distribute photovoltaic modules in these markets, the Guarantor internationalization activities include the establishment of branches as well as investments in foreign companies. A series of risks result from the internationalization of its business activities. These include primarily the prevailing general economic, legal and tax-related conditions in the relevant countries, unanticipated changes of the regulatory requirements and the compliance with various foreign laws and regulations. In addition, there are further risks of trade restrictions and changes in tariffs or customs associated with international activities. To the extent that internationalization is accomplished by means of participations or joint ventures, there are additional risks. The operation and protection of IT structures and establishment and maintenance of appropriate risk management and controlling structures regularly present special challenges to cross-border business activities. A change in one or more of the factors described above may have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

There are risks associated with the fast growth of the Guarantor and the companies it is invested in

Developing appropriate internal organizational structures and management processes as well as adequate risk monitoring and management structures facilitating an early recognition of unfavorable trends and risks on an ongoing basis in line with the fast growth of the Guarantor and the companies it is invested in represents a constant challenge to the Guarantor (in particular with regard to hiring an appropriate number of qualified employees in line with such growth and the integration of such employees) and ties up considerable management resources. If the Guarantor fails to appropriately develop its internal organization and information structures as well as its risk management structures (including appropriate oversight monitoring and reporting structures with respect to its subsidiaries and its minority investments), an unfavorable trend or business-related or administrative oversights might occur that could result in material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

The Guarantor may not be able to achieve sufficient cost reductions and product and process-related improvements

The EEG provides for a continuous annual reduction of the minimum feed-in tariffs for electricity produced and fed into the grid from renewable energy sources. The Guarantor therefore assumes that the market prices for photovoltaic cells will continue to tend to decline. The Guarantor may not achieve sufficient cost reductions and product and process-related improvements of an adequate scope to compensate for such price declines. If cost reductions and product and process-related improvements were to lag behind the price reductions for photovoltaic cells, this could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

Investments in companies and other activities that develop new photovoltaic technologies and other investments in new technologies could subsequently prove to be bad investments

Apart from the investments made in and planned for the further expansion of the production capacities of the Guarantor for manufacturing silicon wafer-based photovoltaic cells, the Guarantor has also invested in new technologies through its majority-owned subsidiaries Brillant 234. GmbH, Calyxo GmbH, Solibro GmbH and VHF Technologies SA (VHF Technologies to become majority-owned by the Guarantor after registration of the capital increase of this company) and through its minority shareholdings in EverQ GmbH, CSG Solar AG and Solaria Corporation, which develop and construct systems based on new photovoltaic technologies. The Guarantor expects to make significant additional investments in these companies and technologies in the future (approximately € 200 million in 2007). The Guarantor may also decide to invest in other new technologies. Whereas the challenge for EverQ GmbH will be to further its distribution, increase module efficiency and module yield levels and realize further capacity expansions, thereby achieving economies of scale, and for CSG Solar AG to achieve stable and profitable mass production, the other subsidiaries and minority investments pursuing new photovoltaic technologies are at earlier stages of commercialization and of leading these technologies to mass production. There can be no assurances that these companies will be able to optimize these methods and expand to mass production to enable them to achieve economies of scale and cost savings to establish a profitable and competitive mass production. Therefore, there is a risk that manufacturing photovoltaic cells and/or modules on the basis of some or all of these technologies will not be profitable in the long-term. There can be no assurances that the products will be accepted by the market. Some or all of the shareholdings of the Guarantor and its activities in thin-film technologies or other new photovoltaic technologies could prove to be bad investments, and continuing start-up losses of these companies and/or a partial or full write-off of the shareholdings in such companies could have a material adverse effect on the results of operations of the Guarantor. There is also the risk of significant delays in the start-up of production that could lead to costs exceeding the budget. Other market participants in such new photovoltaic technologies could also be faster in achieving market maturity and cost-effective mass production and thereby increase cost pressure considerably. Additional risks result from the fact that the Guarantor currently has only minority shareholdings in EverQ GmbH, CSG Solar AG, Solaria Corporation and REC and, therefore, such companies are not managed by the Guarantor. If one or more of the above risks materializes, this could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

The Guarantor engages in extensive related party transactions

The Guarantor's main silicon wafer supplier, ScanWafer AS ("ScanWafer"), a company belonging to the REC group, and the SOLON AG für Solartechnik group of companies as one of the Guarantor's largest customers, are related parties. The Guarantor recently acquired a minority stake of 17.9% of REC from Good Energies Investments B.V. ("GEI") against issuance of new shares of the Guarantor to GEI. GEI is the largest shareholder of the Guarantor currently holding 29.9% of the Guarantor's voting share capital and 49.55% of the Guarantor's total share capital (voting and non-voting). The Orkla group, the Guarantor's main supplier of metallurgical silicon, also holds a significant interest in REC. REC and GEI are also joint venture partners of the Guarantor and others in CSG Solar and REC is joint venture partner of the Guarantor and Evergreen Solar Inc. in EverQ GmbH. REC is also the key supplier of solar silicon of EverQ GmbH. Other relationships with related parties exist as well.

There are potential conflicts of interest and dependencies of the Guarantor resulting from relationships with related parties. In particular, any conflict with or any negative development of REC's business could significantly harm the Guarantor. There can be no assurances that the transactions with related parties will always be concluded at terms favorable to the Guarantor. In addition, related party transactions may not be maintained at the current level or at all in the future. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

GEI is in a position to exercise significant influence over the Guarantor

Due to GEI's shareholding in the Guarantor, it is in a position to exercise significant influence over the Guarantor, in particular in shareholder meetings. With a voting power of over 25% of the total share capital, GEI can block certain measures that require approval of 75% of the share capital represented at the shareholder meeting including amendments to the articles of association, capital increases and decreases, the amendment or creation of authorized or conditional capital, the dissolution of the Guarantor, restructuring measures such as mergers, spin-offs and transformations of the legal form, the transfer of the entire assets of the Guarantor and the conclusion or amendment of company agreements (*Unternehmensverträge*) (in particular, domination and profit and loss transfer agreements).

GEI also holds non-voting preferred shares in the Guarantor that amount to 28% of the total share capital of the Guarantor. GEI has the right to convert these preferred shares at any time into ordinary voting shares of the Guarantor. If GEI exercises this right (without previously having decreased its shareholding in the Guarantor), GEI will gain control over the Guarantor within the meaning of the German Takeover Act and thus will become obligated to make a public offer to all shareholders of the Guarantor to purchase their shares. This could have a significant influence on the price of the shares of the Guarantor and the price of the Bonds and in particular on the time value of the conversion option embedded in the Bonds. In the event GEI or any other entity or person acquires 50% or more of the voting share capital of the Guarantor, the provisions contained in the Terms and Conditions regarding a Change of Control will become applicable.

Advance payments in connection with certain silicon supply agreements

The Guarantor has made and makes advance payments on the purchase price in connection with certain long-term silicon supply agreements concluded in the past. Upon payment, the Guarantor is exposed to the credit risks of these suppliers in the amount of the unsecured claims. There can be no assurances that one or several of these suppliers will not fail to deliver. Without any collateral, the inability to make payment or an insolvency of one or several of such suppliers may result in a default of the unsecured claims in part or total as the Guarantor does not have any means to gain access to the silicon volumes agreed to be supplied. Such a default may have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

The Guarantor may not be able to secure the financing for its intended growth

The Guarantor as well as its subsidiaries and minority holdings require considerable financing in order to realize their growth plans. If and to what extent they will succeed in obtaining adequate financing depends significantly on the financial condition and results of operations of the Guarantor. The condition of the market in the area of photovoltaics and the financial markets will be another key factor. There can be no assurances that the Guarantor, its subsidiaries or its minority holdings will be able to receive the required financing in all instances in a timely manner, to the required extent and/or on the desired terms. This could prevent the Guarantor and these companies from implementing their growth plans, in particular the intended capacity expansion, but also other important investments, for example, in research and development, and this could endanger its competitive position and have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

The Guarantor and/or its subsidiaries and/or its minority shareholdings may have to repay investment grants and subsidies, or previously awarded investment grants may not be disbursed in full or in part

In the past, part of the investment needs of the Guarantor for developing and expanding its capacity has been covered by public investment grants and subsidies. The investment grant decisions received by the Guarantor contain conditions regarding the creation of jobs and other conditions. If these

conditions are not being met during the commitment period, which generally does not end until five years after the specified investment period, this may result in a repayment claim for the investment grants received by the Guarantor. During the commitment period such conditions may no longer be met and the Guarantor may be subsequently exposed to considerable repayment claims. If a larger company or several larger companies acquire an interest in the Guarantor that leads to a dependency of the Guarantor, this may result in a repayment claim with respect to the portion of the grants that was granted in respect of status of the Guarantor as a "small to medium-sized enterprise" ("SME") at the time of the grant. The minority shareholdings of the Guarantor, EverQ and CSG Solar as well as the majority-owned subsidiaries Brilliant 234. GmbH and Calyxo GmbH, have also been granted investment grants. Repayment claims may also result if conditions are not met or the SME status is lost due to the loss of independence.

Investment grant decisions issued to the Guarantor cover investment grants in a total amount of € 51.9 million of which approximately € 22.2 million was paid out as of December 31, 2006. According to the investment grant decisions, disbursement of such funds is subject to the condition that the institutions providing the funds for such grants (European Union, the Federal Republic of Germany and the State of Saxony-Anhalt) have available funds, and in the case of the Federal Republic of Germany and the State of Saxony-Anhalt, that such funds have been included in their respective budgets. Such condition therefore creates the risk of the investment grants being disbursed late, or if no funds are available, of not being disbursed at all.

If repayment claims occur and/or if investment grants are being disbursed late or not at all, this could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

The Guarantor is exposed to increasing competition which it believes will continue to intensify

Current and potential competitors of the Guarantor include enterprises having considerable financial, technical and personnel resources and a large market share. This applies in particular to those photovoltaic cell manufacturers being part of financially strong groups. A series of relatively new companies have also successfully positioned themselves on the market. Competitors of the Guarantor, in particular from Asia may pursue an aggressive price policy and offer conditions to customers that are more favorable than conditions offered by the Guarantor. This could require the Guarantor to accept considerable reductions of its profit margin and the loss of market shares due to the price pressure. Competitors may gain control over or influence on suppliers or customers of the Guarantor by shareholdings in such companies and thereby adversely affect the supplier relationships of the Guarantor. New competitors, in particular former suppliers of the Guarantor or internationally active, financially strong groups in the areas of electronics, oil, plant construction and energy supply, may enter the market and gain significant market shares within a short period of time. There can be no assurances that the Guarantor will continue to be successful in standing up to current and future competition. Any impairment of the competitive position of the Guarantor for the above reasons could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

If competitors gain advantages in the fast technological development of photovoltaics, this could affect the competitive position of the Guarantor considerably and present a threat to its existence

Further research and development is of crucial significance to silicon wafer-based photovoltaic cell technology. The realization of cost reductions is predominantly determined by technological development. Competitors may achieve technological progress faster than the Guarantor and thereby achieve competitive advantages in price and/or quality. This could weaken the competitive position of the Guarantor and have material adverse effects on its assets and liabilities, financial condition and results of operations.

The research and development of new photovoltaic technologies is of significant importance to the Guarantor and the photovoltaic cell manufacturing market. Currently, the silicon wafer-based photovoltaic cell technology clearly dominates. Nonetheless, there are a number of new silicon and non-silicon-based photovoltaic technologies with a high silicon-savings and cost-savings potential that are already being offered on the market in certain varieties by various companies. If one of these companies succeeds in developing such photovoltaic technologies to a stage at which such products lead to considerable cost savings, achieve a high acceptance rate on the market in their respective application fields, and production processes are developed to a stage at which mass production is profitable, the market conditions for the Guarantor, its subsidiaries and minority shareholdings could subsequently change significantly. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

Increasing interest rates could have a negative impact on the demand for photovoltaic cells

Grid-connected photovoltaic plants are generally financed by debt to a large extent. This applies both to small and medium-sized photovoltaic plants, constructed by private individuals, farmers, companies or public authorities, as well as to large photovoltaic plants generally constructed on the basis of so-called closed-end funds. The historically comparatively low interest-rate levels and resulting low debt costs have had a positive effect on the profitability of photovoltaic systems and therefore made an essential contribution to the increase in demand for photovoltaic cells. A further increase in interest-rate levels resulting in higher debt costs would considerably reduce the profitability of photovoltaic systems and therefore have an adverse effect both on the demand for photovoltaic systems, modules and cells. This applies in particular to large photovoltaic systems financed by closed-end funds, which represent a large part of the demand for the photovoltaic cells of the Guarantor. Increasing interest rates could therefore have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

Risks associated with a change in the fiscal and regulatory framework for closed-end solar funds

Large photovoltaic plants and solar parks, which are generally financed by special closed-end, fiscally optimized funds for such projects, currently have a significant influence on the demand for photovoltaic cells. Further changes in the fiscal framework applicable to closed-end funds, which would result in a less attractive return on investment for closed-end solar funds in comparison with other alternative investments, could result in large photovoltaic plants and solar parks being planned and realized at a considerably lower level than previously planned and realized and thereby reducing demand for photovoltaic cells to a considerable extent. The same effect could occur from a targeted reduction of subsidies for large photovoltaic plants (open land plants). A reduction of demand in the market could lead to increased competition and, in particular, to price pressure due to the decline in construction of large photovoltaic plants. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

As a manufacturer and seller, the Guarantor is exposed to warranty-related risks

The photovoltaic cells manufactured and sold by the Guarantor may have defects. The Guarantor guarantees that the photovoltaic cells achieve at least 90% of nominal performance for a period of ten years. Furthermore, it offers a contractual warranty of one to two years for photovoltaic cells sold to its customers. The Guarantor may be exposed to substantial warranty claims. Furthermore, the market acceptance and reputation of the Guarantor may be damaged considerably due to product defects. If such warranty risks materialize, this could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor. The Guarantor expects that in the future the volume of modules produced and sold by group companies of the Guarantor or companies in which the Guarantor holds a minority shareholding will increase. Thus, the Guarantor will become increasingly subject to warranty risks related to such modules. Due to the increased handling exposure of modules in their production, transportation, installtion and actual use, as compared to warranty-

risks related to photovoltaic cells, the Guarantor expects higher warranty risks related to such modules.

The Guarantor depends on Management Board members, other executive and key employees in the area of research and development and other qualified personnel in key positions

The success of the Guarantor depends on qualified executives and employees, in particular the Management Board members and employees with research and development expertise. The loss of executives, key employees in the area of research and development or other employees in key positions could have a material adverse effect on the market position and research and development expertise of the Guarantor. Considerable expertise could be lost or access thereto gained by competitors. No post-contractual prohibition on competition exists with the members of the Management Board. Due to the intense competition there is a risk of qualified employees being won over by competitors or of being unable to find a sufficient number of appropriate new employees. There can be no assurances that the Guarantor will be successful in retaining these executives and the employees in key positions or in hiring new employees with corresponding qualifications. If the Guarantor fails to do so, this could have material adverse effects on the assets and liabilities, the financial condition and results of operations of the Guarantor. Similar risks exist with respect to the board members and key employees in the area of research and development of subsidiaries and minority shareholdings of the Guarantor.

The intellectual property of the Guarantor can only be protected to a limited extent and is currently largely not protected

The Guarantor has extensive technological know-how. This know-how provides an important basis for the business of the Guarantor. However, the major part of the know-how of the Guarantor cannot be protected in the Federal Republic of Germany and cannot be protected by industrial property rights but only by confidentiality agreements concerning the use and disclosure of such know-how. The Guarantor currently accepts the fact that the Guarantor's know-how is being transferred to customers and suppliers, but also to the machinery suppliers of the Guarantor. The latter also use the expertise gained in the process of the joint development of production plant parts used in manufacturing production machinery for competitors of the Guarantor. This approach bears the risk that competitors will copy the know-how of the Guarantor without incurring any expenses of their own.

By contrast, treatment processes and recipes in particular constitute a strict area protected by the Guarantor internally as a business secret. There can be no assurances that third parties do not learn of these business secrets by means of unauthorized access or transfers to third parties. This could result in a considerable impairment of the competitive position of the Guarantor. In addition, there is the risk of a competitor having or gaining a technological know-how headstart over the Guarantor and thereby significantly weakening the competitiveness of the Guarantor. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor. Similar risks exist with respect to the know-how and intellectual property or the subsidiaries and minority holdings of the Guarantor.

There is a risk of infringement of intellectual property rights of third parties

There is a risk that the Guarantor or its subsidiaries or its minority holdings infringe intellectual property rights of third parties, thereby being liable for damage claims or otherwise. It is not always possible to determine with certainty whether there are effective and enforceable third-party intellectual property rights to certain processes, methods or applications. Therefore, third parties may assert infringements of intellectual property rights (including illegitimate ones) against the Guarantor, or its subsidiaries or minority holdings. In case a person successfully asserts an infringement of intellectual property rights, the Guarantor could be subject to payment obligations or be required to cease using certain treatment methods in the production of the Guarantor. This could have material

adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

The Guarantor's production sites are predominantly located in one place and production involves the use of toxic and explosive materials

All of the administrative and factory buildings of the Guarantor as well as the administrative and factory buildings of EverQ, CSG Solar and the facilities of Calyxo GmbH and Brilliant 234. GmbH are located in close proximity to one another in an industrial area near Thalheim in Saxony-Anhalt, Federal Republic of Germany. (The planned production facilities of Solibro GmbH and VHF Technologies S.A. will also be located in this industrial area). All administrative buildings and all production lines of the Guarantor currently in operation are located on the same factory premises in Thalheim. Natural disasters, fire, explosions, terrorist attacks or other damage events could therefore threaten or destroy all or a great part of the production means of the Guarantor. A destruction of even just part of the production facilities could have material adverse effects on the assets and liabilities, financial condition and results of operations and, moreover, threaten the existence of the Guarantor.

Highly toxic chemicals such as acids and bases as well as gases are used in parts of the production process. This harbors an increased risk of work-related accidents and places high demands on work safety measures. No major injuries have occurred in connection with work-related accidents to date. Nonetheless, it cannot be excluded that bigger accidents or accidents involving serious or fatal injuries may occur. Furthermore, there is a risk of contamination and environmental damage associated with the chemicals used in production. The materialization of any of the above risks could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

The Guarantor is increasingly exposed to exchange rate risks

An increasing part of the purchase and the sales volumes of the Guarantor is effectuated in U.S. dollars. The purchase volume in U.S. dollars does not match the sales volume in U.S. dollars. Expenditures for silicon and silicon wafers as well as Euro revenues from sales effectuated in U.S. dollars are therefore subject to exchange rate fluctuations. Exchange rate fluctuations in the U.S. dollar and euro can lead to exchange rate losses. The Guarantor closely observes currency parities and tries to match U.S. dollar purchase volumes and U.S. dollar sales volumes and enters into hedging transactions in case such matches are not possible. If hedging does not take place on a timely basis or to an adequate extent, this could lead to increased cost of materials and/or negative effects on the profit margins of the Guarantor. If the U.S. dollar/Euro exchange rate develops unfavorably on a sustained basis, this could have a material adverse effects on the assets and liabilities, financial condition and results of operations of the Guarantor.

Risks Related to Q-Cells International Finance B.V., the Issuer

The Issuer is an entity for the financing activities of the Guarantor. As such, it raises funds and on-lends monies to the Guarantor by way of intra-group loans. The Issuer has on-lent the proceeds from the offering and sale of the Bonds to the Guarantor pursuant to the Loan Agreement; the due dates for payments under the Loan correspond to the due dates of the Bonds. In the event that the Guarantor fails to make a payment due under the Loan, the Issuer will not be able to meet its payment obligations under the Bonds.

Risks Related to the Bonds

The specific risks of an investment in the Bonds can only be assessed on basis of a thorough and detailed assessment and analysis of the Terms and Conditions and the individual situation of the investor

To understand the risks associated with an investment in the Bonds, each investor has to thoroughly assess in detail and analyze the Terms and Conditions and the implications the various features of the Bonds have for the investor in its individual situation. For example, among other features, the Terms and Conditions provide that the Bonds are redeemable prior to their scheduled maturity at the Issuer's option in certain circumstances. Also, according to the Terms and Conditions, the Guarantor is entitled to pay to a Holder who exercised his conversion right a cash amount in lieu of the issue of Shares if the Guarantor due to legal reasons is unable to issue shares from its contingent capital. Furthermore, according to the Terms and Conditions, the Issuer has the right to redeem the Bonds on the scheduled maturity date by delivering Shares (and, if applicable, paying an additional cash amount), although Holders have not exercised their conversion right.

The market price of the Bonds will depend on the price of the shares of the Guarantor

Prospective investors should be aware that the market price of the Bonds will depend on the price of the underlying ordinary bearer shares of the Guarantor (the "Shares"). Therefore, the market price of the Bonds will, *inter alia*, be influenced by the implied volatilities of the Shares and credit spreads risks for the Guarantor. If any of the risks described in this Risk Factors section materializes, or in other unforeseen circumstances the share price of the Shares may decline. A decline or anticipated decline in the share price of the Shares may result in a decline of the market price of the Bonds. In the event that the share price of the Shares is below the Conversion Price at conversion, the Conversion Right of the Holders has no intrinsic value. The more the share price of the Shares falls below the Conversion Price and the shorter the time period to maturity of the Bonds, the greater the risk of a material decline in the market price of the Bonds.

The obligations of the Issuer and the Guarantor under or in connection with the Bonds and the Guarantee, respectively, constitute unsecured obligations of the Issuer and the Guarantor

No security (save for the Guarantee and the Security Assignment) is, or shall at any time be, provided by the Issuer or any other person securing rights of the Holders. Therefore, in winding-up or insolvency proceedings of the Issuer or the Guarantor, a Holder of the Bonds may recover significantly less than the holders of the Guarantor's secured indebtedness.

The Guarantor is not limited in the amount of additional indebtedness it can incur ranking pari passu with the Bonds

The Guarantor has not entered into any restrictive covenants in connection with the issuance of the Bonds regarding its ability to incur additional indebtedness ranking pari passu to the obligations under or in connection with the Bonds. Incurring any such additional indebtedness may reduce the amount recoverable by a Holder of the Bonds in the event of an insolvency or liquidation of the Guarantor and/or the Issuer.

An active trading market may not develop for the Bonds in which case the ability of an investor in the Bonds to transfer the Bonds will be more limited. The market for the Bonds may be volatile

The Bonds are new securities for which there currently is no market. Although the Issuer has filed an application to list the Bonds on the official list of the Luxembourg Stock Exchange and to admit to trading on the Euro MTF Market of the Luxembourg Stock Exchange, there can be no assurance that the Bonds remain listed. There can be no assurance as to the liquidity of any market that may develop for the Bonds, the ability of Holders to sell them or the price at which Holders may be able to sell them. The liquidity of any market for the Bonds will depend on the number of Holders, prevailing interest rates, market for similar securities and other factors, including general economic conditions and the market price of the Shares and the Guarantor own financial position, results of operations and prospects, as well as recommendations of securities analysts.

Other risks associated with the Bonds

Any market that develops for the Bonds will influence, and will be influenced by, the market for the Shares. The price of the Shares could become more volatile and could fall (i) based on investors' expectations that a large number of additional Shares will be issued after the Bonds have reached maturity, (ii) based on early conversion of the Holders, (iii) due to sales of Shares by investors who consider the Bonds as a more attractive means of equity participation in the Guarantor, or (iv) through hedging or arbitrage transactions that could increasingly include the Bonds and Shares.

INCORPORATION BY REFERENCE

The following documents are incorporated by reference into this Prospectus:

- the audited consolidated financial statements of the Guarantor for the financial year 2006 (IFRS) consisting of

  - Consolidated Balance Sheet (page 70 et. seq. of the Annual Report 2006);
  - Consolidated Income Statement (page 72 of the Annual Report 2006);
  - Consolidated Cash Flow Statement (page 73 of the Annual Report 2006);
  - Consolidated Statement of Changes in Shareholders‘ Equity (page 74 et seq. of the Annual Report 2006);
  - Notes to the Consolidated Financial Statements (page 76 of the Annual Report 2006);
  - Auditor's Report (page 118 of the Annual Report 2006);
  - Group Management Report (page 46 et seq. of the Annual Report 2006); and
  - Risk Report (page 59 et seq.) of the Annual Report 2006).

- the audited consolidated financial statements of the Guarantor for the financial year 2005 (IFRS) consisting of

  - Consolidated Balance Sheet (page 64 et seq. of the Annual Report 2005);
  - Consolidated Income Statement (page 66 of the Annual Report 2005);
  - Consolidated Cash Flow Statement (page 67 of the Annual Report 2005);
  - Consolidated Statement of Changes in Shareholders‘ Equity (page 68 et seq. of the Annual Report 2005);
  - Notes to the Consolidated Financial Statements (page 70 et seq. of the Annual Report 2005);
  - Auditor's Report (page 114 et seq. of the Annual Report 2005);
  - Group Management Report (page 38 et seq. of the Annual Report 2005); and
  - Risk Report (page 54 et seq.) of the Annual Report 2005).

All information not listed above but included in the documents incorporated by reference is given for information purposes only.

The documents incorporated by reference are available on the website of the Luxembourg Stock Exchange (www.bourse.lu) and may be inspected and are available free of charge during normal business hours at the specified office of the Paying Agent in Luxembourg, Dexia Banque Internationale à Luxembourg, as long as any Bonds are listed on the official list of the Luxembourg Stock Exchange and are admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange and the rules of such stock exchange so require.

Bedingungen der Wandelschuldverschreibungen (die "Emissionsbedingungen")

Die deutsche Version dieser Emissionsbedingungen ist bindend. Die englische Übersetzung dient nur Informationszwecken.

§ 1 Definitionen

In diesen Emissionsbedingungen haben die folgenden Begriffe die ihnen nachfolgend zugewiesene Bedeutung:

"**AktG**" bezeichnet das Aktiengesetz in seiner jeweils gültigen Fassung.

"**Aktien des übernehmenden Rechtsträgers**" hat die in § 10(g) festgelegte Bedeutung.

"**Aktienkurs**" bezeichnet an jedem Handelstag den volumengewichteten durchschnittlichen Kurs je Stammaktie in XETRA an dem jeweiligen Handelstag, wie er auf der Seite AQR auf dem Bloomberg Bildschirm (oder auf einer Nachfolgerin dieser Bildschirmseite) angezeigt wird, bzw., wenn kein volumengewichteter durchschnittlicher Kurs festgestellt wird, den in der Mittagsauktion des Parketthandels an der FWB festgestellten Einheitskurs bzw., falls kein Einheitskurs festgestellt wird, den letzten veröffentlichten Verkaufspreis je Stammaktie an diesem Tag an der FWB bzw., für den Fall, dass kein Verkaufspreis veröffentlicht wird, das Mittel zwischen Brief- und Geldkurs in der Eröffnungsauktion dieses Tages. Für den Fall, dass die Stammaktie nicht an der FWB notiert ist oder Brief- und Geldkurs nicht zu erhalten sind, sind die entsprechenden Kurse oder Preise an der wichtigsten nationalen oder regionalen Börse, an der die Stammaktie notiert ist, maßgeblich. Für den Fall, dass eine oder mehrere solcher Notierungen nicht bestehen, wird die Berechnungsstelle den Aktienkurs auf der Basis solcher Notierungen oder anderer Informationen, die sie für maßgeblich hält, bestimmen; diese Bestimmung ist abschließend. Eine Bezugnahme auf den Aktienkurs in diesen Emissionsbedingungen umfasst, falls die Feststellung des Aktienkurses aufgegeben wird, die Bezugnahme auf einen Kurs, der den Aktienkurs (a) kraft Gesetzes

Terms and Conditions of the Convertible Bonds (the "Terms and Conditions")

The German text of these Terms and Conditions will be binding. The English translation is for information purposes only.

§ 1 Definitions

In these Terms and Conditions the following terms will have the following meaning:

"**AktG**" means the German Stock Corporation Act (*Aktiengesetz*) as amended from time to time.

"**Acquiring Entity Shares**" has the meaning set out in § 10(g).

"**Share Price**" means on any Trading Day the volume-weighted average price per Ordinary Share on XETRA on the relevant Trading Day appearing on or derived from screen page AQR on the Bloomberg screen (or any successor screen page) or, if no volume-weighted average price is reported, the official quotation (*Einheitskurs*) as reached in the mid-day auction of floor trading on the FSE or, if no such official quotation is reported, the last reported per share sale price on such day per Ordinary Share on the FSE or, if no sale price is reported, the average of the bid and ask prices in the opening auction on such day. If the Ordinary Share is not listed on the FSE, or no bid and ask prices are available, the respective quotations or prices on the principal national or regional securities exchange on which the Ordinary Share is listed are decisive. In the absence of one or more such listings, the Calculation Agent will determine the Share Price on the basis of such quotations or other information as it considers appropriate; any such determination will be conclusive. Any reference in these Terms and Conditions to the Share Price will include, if the determination of the Share Price is discontinued, a reference to a quotation which replaces the Share Price (a) by virtue of law or (b) on the basis of generally accepted market practice.

oder (b) aufgrund einer allgemein akzeptierten Marktpraxis ersetzt.

Wird zu einem Zeitpunkt während eines Berechnungszeitraums nach Maßgabe dieser Emissionsbedingungen die Stammaktie "ex Dividende", "ex Ausschüttung" oder "ex sonstiger Rechte auf andere Wertpapiere oder Vermögensgegenstände" notiert und wird diese zu einem anderen Zeitpunkt während dieses Zeitraums "cum Dividende", "cum Ausschüttung" oder "cum sonstiger Rechte auf andere Wertpapiere oder Vermögensgegenstände" notiert, so gilt als Aktienkurs an jedem der Handelstage während des Zeitraums, an dem die Stammaktie "cum Dividende", "cum Ausschüttung" oder "cum sonstiger Rechte auf andere Wertpapiere oder Vermögensgegenstände" notiert werden, der notierte Kurs abzüglich eines Betrages in Höhe der betreffenden Dividende, Ausschüttung oder des sonstigen Rechts je Stammaktie.

Provided that, if at any time during any calculation period pursuant to these Terms and Conditions, the Ordinary Share will have been quoted ex-dividend, ex-distribution or ex-any other entitlement to another security or asset and during some other part of such period will have been quoted cum-dividend, cum-distribution or cum any other entitlement to another security or asset, then the Share Price on each Trading Day during such period on which the Ordinary Share will have been quoted cum-dividend, cum-distribution or cum any other entitlement to another security or asset will, for the purpose of this definition, be deemed to be the quoted price thereof reduced by an amount equal to the value of such dividend, distribution or other entitlement per Ordinary Share.

"Aktien-Marktwert" hat die in § 5(e)(vii) festgelegte Bedeutung.

"Share Market Value" has the meaning set out in § 5(e)(vii).

"Aktueller Aktienwert" hat die in § 5(e)(vii) festgelegte Bedeutung.

"Current Share Value" has the meaning set out in § 5(e)(vii).

"Aktueller Marktwert" hat die in § 8(d)(iii) festgelegte Bedeutung.

"Current Market Value" has the meaning set out in § 8(d)(iii).

"Angemessener Marktwert" hat die in § 10(o) festgelegte Bedeutung.

"Fair Market Value" has the meaning set out in § 10(o).

"Ausschlusszeitraum" hat die in § 8(a)(v) festgelegte Bedeutung.

"Excluded Period" has the meaning set out in § 8(a)(v).

"Ausschüttung" hat die in § 10(e) festgelegte Bedeutung.

"Distribution" has the meaning set out in § 10(e).

"Barausgleichsbetrag" hat die in § 8(d)(i) festgelegte Bedeutung.

"Cash Payment" has the meaning set out in § 8(d)(i).

"Bardividende" hat die in § 10(o) festgelegte Bedeutung.

"Cash Dividend" has the meaning set out in § 10(o).

"Begebungstag" ist der 28. Februar 2007.

"Issue Date" means 28 February 2007.

"Benachrichtigungstag" hat die in § 8(d)(ii) festgelegte Bedeutung.

"Notification Day" has the meaning set out in § 8(d)(ii).

"Berechnungszeitraum" hat die in § 8(d)(iii) festgelegte Bedeutung.

"Calculation Period" has the meaning set out in § 8(d)(iii).

"Bewertungstag" hat die in § 5(e)(vii) festgelegte

"Valuation Date" has the meaning set out in

Bedeutung.

§ 5(e)(vii).

"Bezugsrechtswert" hat die in § 10(o) festgelegte Bedeutung.

"Subscription Value" has the meaning set out in § 10(o).

"Clearingsystem" bezeichnet die Clearstream Banking AG, Frankfurt am Main (**"Clearstream, Frankfurt"**).

"Clearing System" means Clearstream Banking AG, Frankfurt am Main (**"Clearstream, Frankfurt"**).

"Clearstream Luxemburg" bezeichnet Clearstream Banking, société anonyme, Luxemburg.

"Clearstream Luxembourg" means Clearstream Banking, société anonyme, Luxembourg.

"Darlehen" hat die in § 15(a) festgelegte Bedeutung.

"Loan" has the meaning set out in § 15(a).

"Darlehensvertrag" hat die in § 15(a) festgelegte Bedeutung.

"Loan Agreement" has the meaning set out in § 15(a).

"Depotbank" ist ein Bank- oder sonstiges Finanzinstitut, bei dem der Gläubiger Schuldverschreibungen im Depot verwahren lässt und das ein Konto bei dem Clearingsystem hat, und umfasst Clearstream, Frankfurt.

"Custodian" means any bank or other financial institution with which the Holder maintains a securities account in respect of any Bonds and having an account maintained with the Clearing System and includes Clearstream, Frankfurt.

"Durchschnittlicher Marktpreis" hat die in § 10(o) festgelegte Bedeutung.

"Average Market Price" has the meaning set out in § 10(o).

"Emittentin" ist die Q-Cells International Finance B.V., eine nach niederländischem Recht gegründete Gesellschaft mit beschränkter Haftung mit Sitz in Rotterdam.

"Issuer" means Q-Cells International Finance B.V., a private company with limited liability incorporated under the laws of the Netherlands, having its seat in Rotterdam.

"Erwerberaktien" hat die in § 10(f) festgelegte Bedeutung.

"Transferee Shares" has the meaning set out in § 10(f).

"EUREX" bezeichnet die EUREX Deutschland oder eine Rechts- oder Funktionsnachfolgerin der EUREX Deutschland.

"EUREX" means EUREX Deutschland or any legal or functional successor thereof.

"Euroclear" bezeichnet Euroclear Bank S.A./N.V. als Betreiber des Euroclear-Systems.

"Euroclear" means Euroclear Bank S.A./N.V. as operator of the Euroclear System.

"Ex-Tag" hat die in § 10(o) festgelegte Bedeutung.

"Ex Date" has the meaning set out in § 10(o).

"Fälligkeitstermin" ist der 28. Februar 2012.

"Maturity Date" means 28 February 2012.

"FWB" bezeichnet die Frankfurter Wertpapierbörse und ihre etwaige Rechts- oder Funktionsnachfolgerin.

"FSE" means the Frankfurt Stock Exchange or any legal or functional successor.

"Garantie" hat die in § 3(c) festgelegte Bedeutung.

"Guarantee" has the meaning set out in § 3(c).

"Garantin" ist die Q-Cells Aktiengesellschaft.

"Guarantor" means Q-Cells Aktiengesellschaft.

"Geschäftsjahr" bezeichnet das satzungsmäßige Geschäftsjahr der Garantin.

"Fiscal Year" means the fiscal year as set out in the Guarantor's articles of association.

"Geschäftstag" ist jeder Tag (außer einem Samstag oder Sonntag), an dem (a) das Trans-European Automated Real-time Gross-settlement Express

"Business Day" means a day (other than a Saturday or Sunday) on which (a) the Trans-European Automated Real-time Gross-settlement Express

Transfer (TARGET) System und (b) das Clearingsystem Zahlungen abwickeln und (c) Geschäftsbanken und Devisenmärkte in Frankfurt am Main geöffnet sind.	Transfer (TARGET) System and (b) the Clearing System settle payments, and (c) commercial banks and foreign exchange markets in Frankfurt am Main are open for business.
"Gläubiger" bezeichnet den Inhaber eines Miteigentumsanteils an der Globalurkunde.	**"Holder"** means the holder of a co-ownership interest in the Global Bond.
"Globalurkunde" hat die in § 2(b) festgelegte Bedeutung.	**"Global Bond"** has the meaning set out in § 2(b).
"Handelstag" bezeichnet jeden Tag, an dem die FWB für den Handel geöffnet ist und/oder Aktienkurse in Frankfurt am Main ermittelt werden.	**"Trading Day"** means each day on which the FSE is open for business and/or Share Prices are determined in Frankfurt am Main.
"Hauptwandlungsstelle" hat die in § 13(a) festgelegte Bedeutung.	**"Principal Conversion Agent"** has the meaning set out in § 13(a).
"Hauptzahlstelle" hat die in § 13(a) festgelegte Bedeutung.	**"Principal Paying Agent"** has the meaning set out in § 13(a).
"Kapitalmarktverbindlichkeiten" hat die in § 3(b) festgelegte Bedeutung.	**"Capital Market Indebtedness"** has the meaning set out in § 3(b).
"Kontrolle" hat die in § 11(a)(iv) festgelegte Bedeutung.	**"Control"** has the meaning set out in § 11(a)(iv).
"Kontrollstichtag" hat die in § 11(a)(iv) festgelegte Bedeutung.	**"Control Record Date"** has the meaning set out in § 11(a)(iv).
"Kontrollwechsel" hat die in § 11(a)(iv) festgelegte Bedeutung.	**"Change of Control"** has the meaning set out in § 11(a)(iv).
"Lieferaktien" bezeichnet die in § 9(a) beschriebenen, auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Garantin.	**"Settlement Shares"** means no-par value ordinary bearer shares of the Guarantor as described in § 9(a).
"Nachfolgeschuldnerin" hat die in § 17(a) festgelegte Bedeutung.	**"Substitute Debtor"** has the meaning set out in § 17(a).
"Nennbetrag" ist € 100.000.	**"Principal Amount"** means € 100,000.
Eine **"Person"** bezeichnet jede natürliche Person, Gesellschaft, Vereinigung, Firma, Partnerschaft, Joint Venture, Unternehmung, Zusammenschluss Organisation, Fonds, Staat oder staatliche Einheit, unabhängig davon, ob es sich um eine selbständige juristische Person handelt oder nicht, aber unter Ausschluss der mit der Garantin verbundenen Unternehmen, die ganz oder mehrheitlich, direkt oder indirekt, unter der Kontrolle der Garantin stehen.	A **"Person"** means an individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state, in each case whether or not being a separate legal entity, but does not include any affiliates of the Guarantor that are wholly or majority controlled, directly or indirectly, by it.
"Schuldverschreibungen" hat die in § 2(a) festgelegte Bedeutung.	**"Bonds"** has the meaning set out in § 2(a).
"Sonstige Wertpapiere" hat die in § 10(c) festgelegte	**"Other Securities"** has the meaning set out in § 10(c).

Bedeutung.

"**Stammaktie**" bezeichnet die auf den Inhaber lautende Stammaktie ohne Nennbetrag (Stückaktie) der Garantin mit einem anteiligen Betrag des Grundkapitals der Garantin von € 1,00 je Stammaktie (am Begebungstag), ISIN DE0005558662.

"**Ordinary Share**" means the no par value ordinary bearer share of the Guarantor with a current notional par value in the Guarantor's share capital of € 1.00 per Ordinary Share (on the Issue Date), ISIN DE0005558662.

"**Stichtag**" hat die in § 10(o) festgelegte Bedeutung.

"**Record Date**" has the meaning set out in § 10(o).

"**Tochtergesellschaft**" im Sinne von § 3 und § 12 bezeichnet jede Gesellschaft, Personengesellschaft, oder sonstiges Unternehmen an der bzw. dem die Garantin direkt oder indirekt insgesamt mehr als 50 % des Kapitals oder der Stimmrechte hält und die bzw. das die Garantin vollständig in ihren Konzernabschluss einzubeziehen hat.

"**Subsidiary**" within the meaning fo § 3 and § 12 means any corporation, partnership or other enterprise in which the Guarantor directly or indirectly holds in the aggregate more than 50 per cent. of the capital or the voting rights and which is required to be fully consolidated in the Guarantor's consolidated accounts.

"**UmwG**" bezeichnet das Umwandlungsgesetz in seiner jeweils gültigen Fassung.

"**UmwG**" means the German Transformation Act (*Umwandlungsgesetz*) as amended from time to time.

"**Ungewöhnlich hohe Bardividende**" hat die in § 10(o) festgelegte Bedeutung.

"**Extraordinary Cash Dividend**" has the meaning set out in § 10(o).

"**Vereinigte Staaten**" bezeichnet die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Rico, der U.S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

"**United States**" means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

"**Verkaufsoptionswert**" hat die in § 10(o) festgelegte Bedeutung.

"**Put Option Value**" has the meaning set out in § 10(o).

"**Verpflichtungserklärung**" hat die in § 8(a)(i) festgelegte Bedeutung.

"**Undertaking**" has the meaning set out in § 8(a)(i).

"**Verschmelzung**" hat die in § 11(b)(iii) festgelegte Bedeutung.

"**Merger**" has the meaning set out in § 11(b)(iii).

"**Verwaltungsstellen**" hat die in § 13(a) festgelegte Bedeutung.

"**Agents**" has the meaning set out in § 13(a).

"**Wahl-Rückzahlungstag**" bezeichnet den von der Emittentin in der Bekanntmachung gemäß § 5(b) oder (c) für die Rückzahlung festgelegten Tag.

"**Call Redemption Date**" means the date fixed for redemption in the Issuer's notice pursuant to § 5(b) or (c).

"**Wandlungserklärung**" hat die in § 8(b)(i) festgelegte Bedeutung.

"**Conversion Notice**" has the meaning set out in § 8(b)(i).

"**Wandlungspreis**" hat die in § 8(a)(ii) festgelegte Bedeutung.

"**Conversion Price**" has the meaning set out in § 8(a)(ii).

"**Wandlungsrecht**" hat die in § 8(a)(i) festgelegte Bedeutung.

"**Conversion Right**" has the meaning set out in § 8(a)(i).

"**Wandlungsstelle**" hat die in § 13(a) festgelegte

"**Conversion Agent**" has the meaning set out in

Bedeutung.

§ 13(a).

"**Wandlungstag**" hat die in § 8(b)(iv) festgelegte Bedeutung.

"**Conversion Date**" has the meaning set out in § 8(b)(iv).

"**Wandlungszeitraum**" hat die in § 8(a)(iv) festgelegte Bedeutung.

"**Conversion Period**" has the meaning set out in § 8(a)(iv).

"**WpHG**" bezeichnet das Wertpapierhandelsgesetz in seiner jeweils gültigen Fassung.

"**WpHG**" means the German Securities Trading Act (*Wertpapierhandelsgesetz*) as amended from time to time.

"**Zahlstelle**" hat die in § 13(a) festgelegte Bedeutung.

"**Paying Agent**" has the meaning set out in § 13(a).

"**Zinslaufbeginn**" ist der 28. Februar 2007.

"**Interest Commencement Date**" means 28 February 2007.

"**Zinszahlungstag**" bezeichnet den 28. Februar eines jeden Jahres, erstmals am 28. Februar 2008.

"**Interest Payment Date**" means 28 February of each year, commencing on 28 February 2008.

"**Zugehöriger Darlehensanspruch**" hat die in § 15(b)(i) festgelegte Bedeutung.

"**Appertaining Claim**" has the meaning set out in § 15(b)(i).

"**Zusätzlicher Barbetrag**" hat die in § 5(e)(vii) festgelegte Bedeutung.

"**Additional Cash Amount**" has the meaning set out in § 5(e)(vii).

§ 2 Form und Nennbetrag

(a) Die Emission der Emittentin von garantierten Wandelschuldverschreibungen unter Garantie der Garantin im Gesamtnennbetrag von

€ 492.500.000

(in Worten: Euro vierhundertzweiundneunzig Millionen fünfhunderttausend),

ist in untereinander gleichberechtigte, auf den Inhaber lautende Schuldverschreibungen (die "**Schuldverschreibungen**") im Nennbetrag von je € 100.000 (der "**Nennbetrag**") eingeteilt.

(b) Die Schuldverschreibungen sind durch eine Globalurkunde (die "Globalurkunde") ohne Zinsscheine verbrieft. Die Globalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und ist von der Hauptzahlstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben. Die Globalurkunde wird solange von dem Clearingsystem verwahrt, bis sämtliche

§ 2 Form and Denomination

(a) The issue by the Issuer of guaranteed Convertible Bonds guaranteed by the Guarantor in the aggregate principal amount of

€ 492,500,000

(in words: euro four hundred ninety-two million five hundred thousand)

is divided into bonds in bearer form with a principal amount of € 100,000 (the "**Principal Amount**") each, which rank *pari passu* among themselves (the "**Bonds**").

(b) The Bonds are represented by a global bond (the "Global Bond") without coupons. The Global Bond will be signed manually by two authorised signatories of the Issuer and will be authenticated by or on behalf of the Principal Paying Agent. Definitive Bonds and interest coupons will not be issued. The Global Bond will be deposited with the Clearing System until the Issuer has satisfied and discharged all its obligations under the Bonds. The Global Bond represents the Bonds kept in custody for financial

Verbindlichkeiten der Emittentin aus den Schuldverschreibungen erfüllt sind. Die Globalurkunde verbrieft sämtliche Schuldverschreibungen, die für Finanzinstitute verwahrt werden, die ein Depot bei Clearstream, Frankfurt unterhalten, unter Einschluss solcher Schuldverschreibungen, die über Clearstream Luxemburg und Euroclear gehalten werden. Kopien der Globalurkunde können von jedem Gläubiger bei der Hauptzahlstelle sowie bei der Zahlstelle in Luxemburg bezogen werden.

institutions that are accountholders of Clearstream, Frankfurt, including such Bonds which are held through Clearstream Luxembourg and Euroclear. Copies of the Global Bond are available for each Holder at the Principal Paying Agent and the Paying Agent in Luxembourg.

(c) Den Gläubigern stehen Miteigentumsanteile bzw. Rechte an der Globalurkunde zu, die nach Maßgabe des anwendbaren Rechts und der Regeln und Bestimmungen des Clearing-systems übertragen werden können.

(c) The Holders will receive proportional co-ownership interests or rights in the Global Bond, which are transferable in accordance with applicable law and the rules and regulations of the Clearing System.

(d) Gemäß dem zwischen der Emittentin und Clearstream, Frankfurt abgeschlossenen Book-Entry Registration Agreement hat die Emittentin Clearstream, Frankfurt als Effektengiro-Registrar bezüglich der Schuldverschreibungen bestellt und sich verpflichtet, ein Register über die jeweilige Gesamtzahl der durch die Globalurkunde verbrieften Schuldverschreibungen unter dem Namen von Clearstream, Frankfurt zu führen. Clearstream, Frankfurt hat zugesagt, als Beauftragte der Emittentin in den Büchern der Clearstream, Frankfurt Aufzeichnungen über die auf den Konten der Clearstream, Frankfurt-Kontoinhaber zugunsten der Inhaber der Miteigentum-santeile an den durch diese Globalurkunde verbrieften Schuldver-schreibungen zu führen. Die Emittentin und Clearstream, Frankfurt haben ferner zu Gunsten der Inhaber der Miteigentumsanteile an den Schuld-verschreibungen vereinbart, dass sich die tatsächliche Zahl der Schuldver-schreibungen, die jeweils verbrieft sind, aus den Unterlagen von Clearstream, Frankfurt ergibt.

(d) Pursuant to the book-entry registration agreement between the Issuer and Clearstream, Frankfurt, the Issuer has appointed Clearstream, Frankfurt as its book-entry registrar in respect of the Bonds and agreed to maintain a register showing the aggregate number of the Bonds represented by the Global Bond under the name of Clearstream, Frankfurt, and Clearstream, Frankfurt has agreed, as agent of the Issuer, to maintain records of the Bonds credited to the accounts of the accountholders of Clearstream, Frankfurt for the benefit of the holders of the co-ownership interests in the Bonds represented by the Global Bond, and the Issuer and Clearstream, Frankfurt have agreed, for the benefit of the holders of co-ownership interests in the Bonds, that the actual number of Bonds from time to time shall be evidenced by the records of Clearstream, Frankfurt.

§ 3 Status der Schuldverschreibungen; Negativverpflichtung; Garantie

(a) Status

Die Schuldverschreibungen begründen unmittelbare, unbedingte, nicht nachrangige und (vorbehaltlich der Garantie) nicht besicherte Verbindlichkeiten der Emittentin, die im gleichen Rang untereinander und mindestens im gleichen Rang mit allen anderen gegenwärtigen und zukünftigen nicht besicherten und nicht nachrangigen Verbindlichkeiten der Emittentin stehen, soweit bestimmte zwingende gesetzliche Bestimmungen nichts anderes vorschreiben.

(b) Negativerklärung der Emittentin

Solange noch Kapital- oder Zinsbeträge aus den Schuldverschreibungen ausstehen, jedoch nur bis zu dem Zeitpunkt, an dem alle auf die Schuldverschreibungen gemäß diesen Emissionsbedingungen zu zahlenden Beträge an Kapital und Zinsen dem Clearingsystem zur Verfügung gestellt worden sind, verpflichtet sich die Emittentin, für Kapitalmarktverbindlichkeiten (einschließlich hierfür abgegebener Garantien und Freistellungserklärungen) keine Sicherheiten in Bezug auf ihr gesamtes gegenwärtiges oder zukünftiges Vermögen oder ihre gesamten gegenwärtigen oder zukünftigen Einkünfte oder Teile ihres gegenwärtigen oder zukünftigen Vermögens oder ihrer gegenwärtigen oder zukünftigen Einkünfte zu gewähren oder bestehen zu lassen, sofern nicht die Verpflichtungen der Emittentin aus den Schuldverschreibungen gleichrangig und anteilig an einer solchen Sicherheit teilhaben, oder diesbezüglich eine Sicherheit oder Garantie oder Freistellungserklärung zu im wesentlichen gleichen Bedingungen gewährt wird.

Die Verpflichtung nach Satz 1 dieses § 3(b) findet keine Anwendung auf eine Sicherheit, die von der Emittentin an gegenwärtigen oder zukünftigen Forderungen der Emittentin gegen die Garantin bestellt wird, die aus der Weiterleitung als Darlehen des Erlöses aus

§ 3 Status of the Bonds; Negative Pledge; Guarantee

(a) Status

The Bonds constitute direct, unconditional, unsubordinated and (subject to the Guarantee) unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves and at least *pari passu* with all other unsubordinated and unsecured obligations of the Issuer, present and future save for certain mandatory exceptions provided by law.

(b) Negative Pledge of the Issuer

So long as any amounts of interest or principal remain outstanding under the Bonds, but only up to the time all amounts payable to Holders under the Bonds in accordance with these Terms and Conditions have been placed at the disposal of the Clearing System, the Issuer undertakes that it will not at any time create or permit to subsist any security interest upon the whole or any part of its present or future assets or revenues to secure any Capital Market Indebtedness (including any guarantees and indemnities given in respect thereof), unless at the same time or prior thereto, the Issuer's obligations under the Bonds are secured equally and rateably therewith or benefit from a security interest or guarantee or indemnity in substantially identical terms thereto, as the case may be.

The undertaking pursuant to sentence 1 of this § 3(b) shall not apply to any security provided by the Issuer over any present or future claims of the Issuer against the Guarantor arising from the onlending of the proceeds from the issuance by the Issuer of

der Begebung von Wertpapieren, die in Aktien der Garantin gewandelt oder umgetauscht werden können, durch die Emittentin entstehen, sofern diese Sicherheit der Besicherung der Ansprüche aus den jeweiligen Wertpapieren dient.

any securities that are convertible or exchangeable into shares of the Guarantor, provided that any such security serves to secure obligations under such securities.

Die Verpflichtung nach Satz 1 dieses § 3(b) findet darüber hinaus keine Anwendung auf eine Sicherheit, die (i) nach dem anzuwendenden Recht zwingend notwendig oder (ii) als Voraussetzung einer staatlichen Genehmigung erforderlich ist.

The undertaking pursuant to sentence 1 of this § 3(b) shall also not apply to a security which is (i) mandatory according to applicable laws or (ii) required as a prerequisite for governmental approvals.

"**Kapitalmarktverbindlichkeiten**" bezeichnet eine gegenwärtige oder zukünftige Verpflichtung zur Rückzahlung von Geldern (einschließlich Verpflichtungen aus Garantien oder anderen Haftungsvereinbarungen für Verbindlichkeiten von Dritten) aus Anleihen, Schuldverschreibungen oder anderen ähnlichen Instrumenten, soweit sie an einer Börse oder an einem anderen regulierten Wertpapiermarkt notiert, zugelassen oder gehandelt werden oder notiert, zugelassen oder gehandelt werden können, und Schuldscheine (wobei eine in Bezug auf einen Term Loan, einen revolvierenden Darlehensvertrag oder einen anderen, vergleichbaren Darlehensvertrag ausgestellte Beweisurkunde kein Schuldschein ist).

"**Capital Market Indebtedness**" means a present or future obligation for the repayment of money (including obligations by reason of any guarantee or other liability agreement for obligations of third parties) that is borrowed through the issuance of bonds, debentures, notes or other similar debt securities which are, or are capable of being, quoted, listed or traded on a stock exchange or other regulated securities market, and Schuldscheine (provided that any note or certificate issued with respect to a term loan agreement, revolving loan agreement or other similar loan agreement will in no event constitute a Schuldschein).

(c) Garantie

(c) Guarantee

Die Garantin hat in einer Garantie vom 28. Februar 2007 (die "**Garantie**") gegenüber der Hauptzahlstelle zugunsten der Gläubiger die unbedingte und unwiderrufliche Garantie für die Zahlung von Kapital, Zinsen und etwaigen sonstigen Beträgen, die nach diesen Emissionsbedingungen von der Emittentin zu zahlen sind, übernommen.

Pursuant to a guarantee dated 28 February 2007 (the "**Guarantee**"), the Guarantor has given towards the Principal Paying Agent for the benefit of the Holders the unconditional and irrevocable guarantee for the payment of principal and interest together with all other sums payable by the Issuer under these Terms and Conditions.

(i) Die Garantie ist eine unmittelbare, unbedingte, nicht nachrangige und unbesicherte Verpflichtung der Garantin und hat vorbehaltlich gesetzlicher Insolvenzvorschriften oder anderer ähnlicher gesetzlicher Vorschriften oder gesetzlicher Vorschriften, die die

(i) The Guarantee constitutes a direct, unconditional, unsubordinated and unsecured obligation of the Guarantor, ranking *pari passu* with all other unsubordinated and unsecured obligations of the Guarantor, subject to bankruptcy, insolvency, reorganisation or other similar

Durchsetzung von Gläubigerrechten allgemein beeinträchtigen können, den gleichen Rang wie alle nicht nachrangigen und unbesicherten Verpflichtungen der Garantin. Zugleich mit der Erfüllung einer Verpflichtung der Garantin zugunsten eines Gläubigers aus der Garantie erlischt das jeweilige garantierte Recht eines Gläubigers aus diesen Emissionsbedingungen.

laws or laws affecting the enforcement of creditors' rights generally. Upon discharge of any obligation of the Guarantor subsisting under the Guarantee in favour of any Holder, the relevant guaranteed right of such Holder under these Terms and Conditions will cease to exist.

(ii) Die Garantie stellt einen Vertrag zugunsten der jeweiligen Gläubiger als begünstigte Dritte gemäß § 328 Absatz 1 BGB dar, so daß ausschließlich die jeweiligen Gläubiger Erfüllung der Garantie unmittelbar von der Garantin verlangen und die Garantie unmittelbar gegen die Garantin durchsetzen können. Kopien der Garantie sind bei der Hauptzahlstelle sowie bei der Zahlstelle in Luxemburg kostenlos erhältlich.

(ii) The Guarantee constitutes a contract in favour of the respective Holders as third party beneficiaries pursuant to § 328(1) of the German Civil Code (*Bürgerliches Gesetzbuch*) so that only the respective Holders will be entitled to claim performance of the Guarantee directly from the Guarantor and to enforce the Guarantee directly against the Guarantor. Copies of the Guarantee are available free of charge at the Principal Paying Agent and the Paying Agent in Luxembourg.

(d) Verpflichtungserklärungen der Garantin

(d) Undertakings of the Guarantor

(i) In der Garantie hat sich die Garantin verpflichtet, solange noch Kapital- oder Zinsbeträge aus den Schuldverschreibungen ausstehen, jedoch nur bis zu dem Zeitpunkt, an dem alle auf die Schuldverschreibungen gemäß diesen Emissionsbedingungen zu zahlenden Beträge an Kapital und Zinsen dem Clearingsystem zur Verfügung gestellt worden sind,

(i) Pursuant to the Guarantee the Guarantor has undertaken so long that, as any amounts of interest or principal remain outstanding under the Bonds, but only up to the time all amounts payable to Holders under the Bonds in accordance with these Terms and Conditions have been placed at the disposal of the Clearing System,

(A) für Kapitalmarktverbindlichkeiten (einschließlich hierfür abgegebener Garantien und Freistellungserklärungen) keine Sicherheiten in Bezug auf ihr gesamtes gegenwärtiges oder zukünftiges Vermögen oder ihre gesamten gegenwärtigen oder zukünftigen Einkünfte oder Teile ihres gegenwärtigen oder zukünftigen Vermögens oder ihrer gegenwärtigen oder zukünftigen Einkünfte zu gewähren oder bestehen zu lassen, und

(A) it will not at any time create or permit to subsist any security interest upon the whole or any part of its present or future assets or revenues to secure any Capital Market Indebtedness (including any guarantees and indemnities given in respect thereof), and

(B) sicherzustellen, dass keine Tochtergesellschaft für

(B) it will procure that no Subsidiary will at any time create or permit to

Kapitalmarktverbindlichkeiten (einschließlich hierfür abgegebener Garantien und Freistellungserklärungen) irgendwelche Sicherheiten in Bezug auf ihr gesamtes gegenwärtiges oder zukünftiges Vermögen oder ihre gegenwärtigen oder zukünftigen Einkünfte oder Teile ihrer gegenwärtigen oder zukünftigen Vermögens oder ihrer gegenwärtigen oder zukünftigen Einkünfte gewährt oder bestehen läßt,

subsist any security interest upon the whole or any part of its present or future assets or revenues to secure any Capital Market Indebtedness (including any guarantees and indemnities given in respect thereof),

sofern nicht die Verpflichtungen der Garantin aus der Garantie gleichrangig und anteilig an einer solchen Sicherheit teilhaben, oder diesbezüglich eine Sicherheit oder Garantie oder Freistellungserklärung zu im wesentlichen gleichen Bedingungen gewährt wird.

unless at the same time or prior thereto, the Guarantor's obligations under the Guarantee are secured equally and rateably therewith or benefit from a security interest or guarantee or indemnity in substantially identical terms thereto, as the case may be.

(ii) Die Verpflichtung nach § 3(d)(i) findet keine Anwendung auf eine Sicherheit, die von einer Tochtergesellschaft der Garantin an gegenwärtigen oder zukünftigen Forderungen dieser Tochtergesellschaft gegen die Garantin bestellt wird, die aus der Weiterleitung des Erlöses aus der Begebung von Wertpapieren als Darlehen durch die betreffende Tochtergesellschaft entstehen, die in Aktien der Garantin umgewandelt oder umgetauscht werden können, sofern diese Sicherheit der Besicherung der Ansprüche aus den jeweiligen Wertpapieren dient.

(ii) The undertaking pursuant to § 3(d)(i) shall not apply to any security provided by a Subsidiary of the Guarantor over any present or future claims of such Subsidiary against the Guarantor arising from the onlending of the proceeds from the issuance by such Subsidiary of any securities that are convertible or exchangeable into shares of the Guarantor, provided that any such security serves to secure obligations under such securities.

Die Verpflichtung nach § 3(d)(i) findet darüber hinaus keine Anwendung auf eine Sicherheit, die (i) nach dem anzuwendenden Recht zwingend notwendig oder (ii) als Voraussetzung einer staatlichen Genehmigung erforderlich ist.

The undertaking pursuant to § 3(d)(i) shall also not apply to a security which is (i) mandatory according to applicable laws or (ii) required as a prerequisite for governmental approvals.

§ 4 Verzinsung

(a) Die Schuldverschreibungen werden ab dem Zinslaufbeginn mit 1,375% jährlich auf ihren Nennbetrag verzinst. Die Zinsen sind jährlich nachträglich jeweils am Zinszahlungstag zu zahlen. Die erste Zinszahlung ist am 28. Februar 2008 fällig.

§ 4 Interest

(a) The Bonds will bear interest on their Principal Amount at a rate of 1.375 per cent. per annum as from the Interest Commencement Date. Interest is payable annually in arrear on each Interest Payment Date. The first interest payment will be due

on 28 February 2008.

(b) Der Zinslauf der Schuldverschreibungen endet wie folgt:

(i) Wenn ein Gläubiger das Wandlungsrecht für eine Schuldverschreibung ausübt, endet der Zinslauf der betreffenden Schuldverschreibung mit dem Ablauf des Tages, der dem letzten Zinszahlungstag vor dem Wandlungstag unmittelbar vorangeht (oder mit dem Ablauf des Tages, der dem Zinslaufbeginn unmittelbar vorangeht, falls der Wandlungstag vor dem ersten Zinszahlungstag liegt).

(ii) Sofern die Schuldverschreibung zurückgezahlt wird, endet der Zinslauf der betreffenden Schuldverschreibung mit Ablauf des Tages, der dem Tag unmittelbar vorangeht, an dem sie zur Rückzahlung fällig wird.

(c) Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, endet die Verzinsung des Nennbetrages der Schuldverschreibungen nicht am Tag unmittelbar vor dem Fälligkeitstag, sondern erst mit dem Ende des Tages, der dem Tag der tatsächlichen Rückzahlung der Schuldverschreibungen unmittelbar vorausgeht. Die Geltendmachung eines weitergehenden Schadens ist nicht ausgeschlossen.

(d) Die Berechnung von Zinsen für einen Zeitraum, der kürzer als ein Jahr ist, erfolgt auf der Grundlage der tatsächlichen Anzahl von Tagen in diesem Zeitraum, dividiert durch die tatsächliche Anzahl von Tagen (365 oder im Falle eines Schaltjahrs 366) im jeweiligen Jahr.

(b) Each Bond will cease to bear interest as follows:

(i) If a Holder exercises the Conversion Right in respect of any Bond, such Bond will cease to bear interest from the end of the day immediately preceding the Interest Payment Date (or, if the Conversion Date falls before the first Interest Payment Date, from the end of the day preceding the Interest Commencement Date) immediately preceding the relevant Conversion Date.

(ii) If a Bond is redeemed, such Bond will cease to bear interest from the end of the day immediately preceding the due date for redemption.

(c) If the Issuer fails to redeem the Bonds when due, interest will continue to accrue on the Principal Amount beyond the day immediately preceding the due date for redemption until the end of the day immediately preceding the actual date of redemption of the Bonds notwithstanding the right to claim further damages.

(d) If interest is to be calculated for a period of less than one year, it shall be calculated on the basis of the actual number of days in such period, divided by the actual number of days (365 or in the case of a leap year 366) in the respective year.

§ 5 Fälligkeit, Rückzahlung und Rückkauf

(a) Die Schuldverschreibungen werden am Fälligkeitstermin zu ihrem Nennbetrag zuzüglich aufgelaufener Zinsen zurückgezahlt, soweit sie nicht vorher zurückgezahlt, gewandelt, oder zurückgekauft und entwertet worden sind.

§ 5 Maturity, Redemption and Purchase

(a) The Bonds will be redeemed at their Principal Amount plus accrued interest on the Maturity Date to the extent they have not previously been redeemed, converted, or repurchased and cancelled. The Issuer shall be entitled to fulfill its obligation to redeem

Die Emittentin ist berechtigt, anstatt ihre Verpflichtung, die Schuldverschreibungen gemäß diesem § 5(a) durch Zahlung eines Geldbetrages zu erfüllen, die Schuldverschreibungen nach Maßgabe der Bestimmungen des § 5(e) zurückzuzahlen.

the Bonds in cash under this § 5(a) by redeeming the Bonds in accordance with § 5(e) instead.

(b) Die Emittentin ist berechtigt, die Schuldverschreibungen insgesamt, jedoch nicht teilweise, durch Bekanntmachung gemäß § 14 mit einer Frist von nicht weniger als 15 und nicht mehr als 30 Tagen zur vorzeitigen Rückzahlung zu ihrem Nennbetrag zuzüglich aufgelaufener Zinsen zu kündigen. Voraussetzung einer solchen Kündigung ist, dass der Aktienkurs an mindestens 20 Handelstagen innerhalb eines Zeitraums von 30 aufeinander folgenden Handelstagen, beginnend an oder nach dem 28. Februar 2009, mindestens 130 % des an diesen Handelstagen jeweils geltenden Wandlungspreises beträgt.

(b) The Issuer may, at its option, on giving not less than 15 nor more than 30 days' prior notice in accordance with § 14, redeem all but not some only of the outstanding Bonds at their Principal Amount plus accrued interest. However, such notice may only be given, if the Share Price on not less than 20 Trading Days during a period of 30 consecutive Trading Days, commencing on or after 28 February 2009, is equal to or exceeds 130 per cent. of the then applicable Conversion Price as at each such Trading Day.

Die Kündigung zur vorzeitigen Rückzahlung kann nur innerhalb von fünf Geschäftstagen nach dem letzten Tag des im vorstehenden Absatz, Satz 2 genannten Zeitraums erklärt werden.

The notice of early redemption may only be given within five Business Days after the last day of the period mentioned in the preceding paragraph, sentence 2.

Die Bekanntmachung der Kündigung ist unwiderruflich und hat den Wahl-Rückzahlungstag sowie die Tatsachen anzugeben, die das Kündigungsrecht der Emittentin begründen. Der Wahl-Rückzahlungstag darf nicht später als vier Geschäftstage nach dem letzten Tag des Wandlungszeitraums liegen.

The notice of early redemption is irrevocable and must state the Call Redemption Date and the facts which establish the right of the Issuer to redeem the Bonds. The Call Redemption Date will not occur later than four Business Days following the last day of the Conversion Period.

Fällt der Wahl-Rückzahlungstag in einen Ausschlusszeitraum, so ist Wahl-Rückzahlungstag der Tag, der sechs Geschäftstage nach dem Ende des betreffenden Ausschlusszeitraums liegt.

If the Call Redemption Date falls within an Excluded Period, then the Call Redemption Date will be the day falling six Business Days after the end of such Excluded Period.

(c) Wenn zu irgendeinem Zeitpunkt der Gesamtnennbetrag der ausstehenden Schuldverschreibungen auf 15 % oder weniger des Gesamtnennbetrages der Schuldverschreibungen, die ursprünglich ausgegeben wurden, fällt, dann ist die Emittentin berechtigt, die verbliebenen Schuldverschreibungen insgesamt, jedoch

(c) If at any time the aggregate principal amount of the Bonds outstanding is equal to or less than 15 per cent. of the aggregate principal amount of the Bonds originally issued, the Issuer may, by giving not less than 15 nor more than 30 days' notice pursuant to § 14, redeem in whole, but not in part, the remaining Bonds at their Principal

nicht teilweise, mit einer Frist von nicht weniger als 15 und nicht mehr als 30 Tagen durch eine Bekanntmachung gemäß § 14 zu kündigen, und die Schuldverschreibungen zu ihrem Nennbetrag zuzüglich aufgelaufener Zinsen zurückzuzahlen. Diese Bekanntmachung ist unwiderruflich und hat den Wahl-Rückzahlungstag anzugeben.

(d) Jeder Gläubiger kann die Schuldverschreibungen nur gemäß § 11 und § 12 zur Rückzahlung vor dem Fälligkeitstermin kündigen.

(e) Aktienrückzahlungsoption

(i) Die Emittentin ist, unter der Voraussetzung, dass vor dem Zeitpunkt der Aktienrückzahlungsausübungserklärung in Bezug auf die Garantin kein Umstand eingetreten ist, der ein Knock-Out-Ereignis begründet, berechtigt (die "**Aktienrückzahlungsoption**") die Schuldverschreibungen insgesamt, aber nicht teilweise, am Fälligkeitstermin zurückzuzahlen, indem

(A) die Garantin eine Anzahl von Lieferaktien je Schuldverschreibung (die "**Rückzahlungsaktien**") liefert, die sich aus der Division des Nennbetrages durch den am Bewertungstag anzuwendenden Wandlungspreis, abgerundet auf die nächste ganze Lieferaktie, ergibt;

(B) die Garantin gegebenenfalls den Zusätzlichen Barbetrag zahlt; und

(C) die Emittentin gegebenenfalls bis zum Fälligkeitstermin (ausschließlich) aufgelaufene Zinsen zahlt.

(ii) Auf den Zusätzlichen Barbetrag sind keine Zinsen zu zahlen. Hinsichtlich der Lieferung der Rückzahlungsaktien gilt § 9 entsprechend.

(iii) Die Emittentin ist berechtigt, ihre Aktienrückzahlungsoption mit einer Frist von nicht weniger als 30 und nicht mehr als 60 Tagen vor dem Fälligkeitstermin durch eine Bekanntmachung gemäß § 14

Amount plus accrued interest. Such notice is irrevocable and must state the Call Redemption Date.

(d) Except as provided in § 11 and § 12, the Holders will not be entitled to require the redemption of the Bonds prior to the Maturity Date.

(e) Share Settlement Option

(i) Provided that no event or circumstance constituting a Knock-out Event (as defined below) has occurred in relation to the Guarantor prior to the date of the Share Settlement Option Notice, the Issuer shall have the right (the "**Share Settlement Option**") to redeem the Bonds in whole but not in part on the Maturity Date by

(A) the Guarantor delivering such number of Settlement Shares per Bond (the "**Redemption Shares**") as determined by dividing the Principal Amount by the Conversion Price prevailing on the Valuation Date, rounded down to the next full Settlement Share;

(B) the Guarantor paying the Additional Cash Amount, if any; and

(C) the Issuer paying interest, if any, accrued to but excluding the Maturity Date.

(ii) No interest shall accrue on the Additional Cash Amount. In relation to delivery of the Redemption Shares, § 9 shall apply *mutatis mutandis*.

(iii) The Issuer may exercise its Share Settlement Option by giving not less than 30 nor more than 60 days' notice prior to the Maturity Date pursuant to § 14 to that effect (the "**Share Settlement Option**

(die **"Aktienrückzahlungsausübungserklärung"**) auszuüben.

Notice").

(iv) Die Ausübung der Aktienrückzahlungsoption steht unter der auflösenden Bedingung, dass weder zum Zeitpunkt der Lieferung der Rückzahlungsaktien noch davor ein Knock-out-Ereignis in Bezug auf die Garantin eingetreten ist. Sofern eine solche auflösende Bedingung eintritt, werden die betreffenden Schuldverschreibungen in Geld nach Maßgabe von § 5(a) zurückgezahlt; die Zahlung ist nach Maßgabe von § 6 zu leisten.

(iv) The exercise of the Share Settlement Option is subject to the condition subsequent (*auflösende Bedingung*) that no Knock-out Event in respect of the Guarantor has occurred at or prior to the delivery of the Redemption Shares. If such condition subsequent occurs, the relevant Bonds shall be redeemed for cash in accordance with the provisions of § 5(a) and payment in respect thereof shall be made in accordance with § 6.

(v) Die Emittentin hat die Gläubiger durch Bekanntmachung gemäß § 14 über die Anzahl der auf jede Schuldverschreibung zu liefernden Rückzahlungsaktien und über den auf jede Schuldverschreibung gegebenenfalls zu zahlenden Zusätzlichen Barbetrag nicht später als am Fälligkeitstag zu benachrichtigen.

(v) No later than on the Maturity Date, the Issuer shall notify to the Holders pursuant to § 14 the number of Redemption Shares to be delivered in relation to each Bond and the Additional Cash Amount payable in relation to each Bond, if any.

(vi) Die Emittentin kann jederzeit durch eine Bekanntmachung gemäß § 14 auf das Recht zur Ausübung der Aktienrückzahlungsoption verzichten; ein solcher Verzicht ist unwiderruflich.

(vi) The Issuer shall be entitled to waive at any time the right to exercise the Share Settlement Option by giving notice pursuant to § 14; such notice shall be irrevocable.

(vii) In diesem § 5(e) haben die folgenden Begriffe die ihnen nachfolgend zugewiesene Bedeutung:

(vii) In this § 5(e) the following terms will have the following meaning:

"Aktien-Marktwert" je Schuldverschreibung bezeichnet das Produkt (aufgerundet auf den nächsten vollen Cent) aus (x) dem Aktuellen Aktienwert und (y) der Anzahl der ganzen Rückzahlungsaktien, die nach Maßgabe von § 5(e)(i)(A) berechnet wird.

"Share Market Value" means per Bond the product (rounded up to the nearest full cent) of (x) the Current Share Value and (y) the number of full Redemption Shares to be delivered per Bond as determined in accordance with § 5(e)(i)(A).

"Aktueller Aktienwert" (berechnet je Aktie) bezeichnet den einfachen rechnerischen Durchschnitt der Aktienkurse an den 15 dem Bewertungstag unmittelbar vorangehenden Handelstagen.

"Current Share Value" (calculated on a per share basis) means the simple arithmetic average of the Share Prices on the 15 Trading Days immediately preceding the Valuation Date.

"Bewertungstag" bezeichnet den dritten Handelstag unmittelbar vor dem

"Valuation Date" means the third Trading Day immediately preceding the

Fälligkeitstag.

"Knock-out-Ereignis" bezeichnet jedes der nachfolgenden Ereignisse:

Konkurs,

Nichtzahlung,

Vorzeitige Fälligkeit von Verbindlichkeiten und/oder

Restrukturierung

(jeweils wie in dem **Annex** definiert).

Sofern die übrigen Voraussetzungen für den Eintritt eines Knock-out-Ereignisses vorliegen, ist der Eintritt eines Knock-out-Ereignisses unabhängig davon, ob es direkt oder indirekt aus Folgendem entsteht oder einer Einrede aufgrund des Folgenden unterliegt: (a) einem Mangel oder behaupteten Mangel der Befugnis oder der Fähigkeit der Garantin, eine Verbindlichkeit (wie in dem Annex definiert) einzugehen bzw. eines Zugrunde Liegenden Schuldners (wie in dem Annex definiert), eine Zugrunde Liegende Verbindlichkeit (wie in dem Annex definiert) einzugehen, (b) einer tatsächlichen oder behaupteten Nichtdurchsetzbarkeit, Rechtswidrigkeit, Unmöglichkeit oder Unwirksamkeit einer Verbindlichkeit, bzw. einer Zugrunde Liegenden Verbindlichkeit wie auch immer beschrieben, (c) einem anwendbaren Gesetz, einer Anordnung, einem Erlass, einer Regelung, einer Bekanntmachung oder sonstigen Entscheidung oder der Verkündung oder Änderung einer Auslegung eines solchen Gesetzes, Anordnung, Erlasses, Regelung, Bekanntmachung oder Entscheidung durch ein zuständiges oder angeblich zuständiges Gericht, Tribunal, eine Aufsichtsbehörde oder ein vergleichbares Verwaltungs- oder Gerichtsorgan oder (d) der Verhängung oder Änderung von Devisenkontrollbestimmungen, Kapitalbeschränkungen

Maturity Date.

"Knock-out Event" means each of the following events:

Bankruptcy,

Failure to Pay,

Obligation Acceleration, and/or

Restructuring

(each as defined in the **Annex**).

If an occurrence would otherwise constitute a Knock-out Event, such occurrence will constitute a Knock-out Event whether or not such occurrence arises directly or indirectly from, or is subject to a defense based upon: (a) any lack or alleged lack of authority or capacity of the Guarantor to enter into any Obligation (as defined in the Annex) or, as applicable, an Underlying Obligor (as defined in the Annex) to enter into any Underlying Obligation (as defined in the Annex), (b) any actual or alleged unenforceability, illegality, impossibility or invalidity with respect to any Obligation or, as applicable, any Underlying Obligation, however described, (c) any applicable law, order, regulation, decree or notice, however described, or the promulgation of, or any change in, the interpretation by any court, tribunal, regulatory authority or similar administrative or judicial body with competent or apparent jurisdiction of any applicable law, order, regulation, decree or notice, however described, or (d) the imposition of, or any change in, any exchange controls, capital restrictions or any other similar restrictions imposed by any monetary or other authority, however described.

oder gleichartigen Beschränkungen, die von einer Währungs- oder sonstigen Behörde vorgenommen werden.

"Zusätzlicher Barbetrag" bezeichnet den Betrag je Schuldverschreibung, der der Differenz zwischen (i) dem Nennbetrag und (ii) dem Aktien-Marktwert entspricht.

(f) Zur Durchführung der Lieferung von Lieferaktien im Falle von § 5(e) müssen die Schuldverschreibungen (i) auf das Depot der Hauptwandlungsstelle beim Clearingsystem übertragen (umgebucht) oder (ii) einem Depot des Gläubigers bei der Hauptwandlungsstelle entnommen (umgebucht) werden. Hierzu wird die jeweilige Depotbank des Gläubigers durch den Gläubiger mit Erwerb der Schuldverschreibungen durch den Gläubiger und deren Verbuchung auf einem Depot des Gläubigers bei der Depotbank ermächtigt, soweit nicht bereits eine allgemeine Ermächtigung vorliegt, so dass die jeweilige Depotbank in jedem Fall ohne vorherige gesonderte Benachrichtigung des Gläubigers die Schuldverschreibungen auf ein Konto bzw. Depot der Hauptwandlungsstelle, wie in diesem § 5(f) vorgesehen, zu übertragen hat. Die Schuldverschreibungen werden an die Hauptwandlungsstelle zur Verwahrung für Rechnung des Gläubigers und Weiterleitung an die Garantin übertragen. Mit der Übertragung bzw. Entnahme der Schuldverschreibungen beauftragt und ermächtigt der jeweilige Gläubiger die Hauptwandlungsstelle, für ihn die Lieferung gemäß § 5(e) durchzuführen und für ihn die Bezugserklärung gemäß § 198 Abs. 1 AktG abzugeben. Mit jeder Übertragung bzw. Entnahme zum Zweck der Übertragung auf die Garantin geht der Zugehörige Darlehensanspruch auf die Garantin über. Ein Anspruch auf die Lieferung von Lieferaktien gemäß § 5(e) oder ein etwaiger Anspruch auf Barbeträge gemäß § 5(e) besteht erst, wenn ein Depotübertrag der Schuldverschreibungen auf ein Depot der Hauptwandlungsstelle beim Clearingsystem

"Additional Cash Amount" means the amount per Bond corresponding to the difference between (i) the Principal Amount and (ii) the Share Market Value.

(f) In order to effect the delivery of Settlement Shares in the case of § 5(e), the Bonds must (i) be transferred (book entry transfer) to the account of the Principal Conversion Agent with the Clearing System or (ii) be withdrawn (book entry transfer) from a deposit account of the Holder held with the Principal Conversion Agent. Upon acquisition of the Bonds by the Holder and their book entry transfer to a deposit account of the Holder, the respective Holder's Custodian shall be authorised by the Holder to this effect (if a general authorisation is not already applicable), so that the relevant Custodian shall, in any case, transfer the Bonds to an account of the Principal Conversion Agent, as provided for in this § 5(f), without giving prior notice to such Holder. The Bonds shall be transferred to the Principal Conversion Agent to be held for the account of the Holder for further transfer to the Guarantor. By means of the transfer or the withdrawal of the Bonds, as the case may be, each Holder instructs and authorises the Principal Conversion Agent to execute on its behalf the delivery in accordance with § 5(e) and to deliver on its behalf the subscription certificate pursuant to § 198(1) AktG. Any transfer or withdrawal of the Bonds for transfer to the Guarantor shall be accompanied by a transfer of the Appertaining Claim to the Guarantor. Any claim for delivery of Settlement Shares pursuant to § 5(e) or for cash amounts pursuant to § 5(e), if any, shall only exist after the book entry transfer of the Bonds to an account of the Principal Conversion Agent with the Clearing System has been made and the conversion pursuant to § 5(e) has been effected.

erfolgt ist und die Wandlung gemäß § 5(e) durchgeführt wurde.

(g) Die gemäß § 5(f) der jeweiligen Depotbank und der Hauptwandlungsstelle erteilten Ermächtigungen sind unbedingt und unwiderruflich und wirken gegenüber jedem Gläubiger.

(g) The authorisations to the relevant Custodian and the Principal Conversion Agent given pursuant to § 5(f) are unconditional and irrevocable and are binding upon each Holder.

(h) Die Garantin und ihre verbundenen Unternehmen sind jederzeit berechtigt, Schuldverschreibungen am Markt oder auf sonstige Weise anzukaufen. Ein Ankauf erfolgt in Übereinstimmung mit den anwendbaren Gesetzen und Bestimmungen, einschließlich der anwendbaren Börsenregeln.

(h) The Guarantor and any of its affiliates may at any time purchase Bonds, in the open market or otherwise. Any purchase shall be made in accordance with applicable laws and regulations, including applicable stock exchange regulations.

Schuldverschreibungen, die die Garantin oder eines ihrer verbundenen Unternehmen gekauft haben, können diese entwerten oder (mit Ausnahme der Garantin) halten und wiederveräußern.

Any Bonds purchased by the Guarantor or any of its affiliates may be surrendered for cancellation or (with the exception of the Guarantor) held and resold.

§ 6 Zahlungen

(a) Alle Zahlungen auf die Schuldverschreibungen erfolgen in Euro an das Clearingsystem oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearingsystems außerhalb der Vereinigten Staaten.

(b) Falls eine Zahlung in Bezug auf die Schuldverschreibungen an einem Tag fällig wird, der kein Geschäftstag ist, so hat der Gläubiger keinen Anspruch auf Zahlung vor dem nachfolgenden Geschäftstag. In diesem Fall stehen den Gläubigern keine Ansprüche auf zusätzliche Zinsen oder eine andere Ersatzleistung wegen dieser Verzögerung zu.

§ 6 Payments

(a) All payments on the Bonds will be made in euro to the Clearing System or to its order for credit to the accounts of the relevant account holders of the Clearing System outside the United States.

(b) If the due date for payment of any amount in respect to the Bonds is not a Business Day, then the Holder will not be entitled to payment until the next day which is a Business Day. In such case the Holders shall not be entitled to further interest or to any other compensation on account of such delay.

§ 7 Steuern

Sämtliche auf die Schuldverschreibungen und die Garantie zu zahlenden Beträge werden unter Abzug von Steuern oder sonstigen Abgaben geleistet, falls ein solcher Abzug gesetzlich vorgeschrieben ist.

Weder die Emittentin noch die Garantin ist verpflichtet, wegen eines solchen Abzugs zusätzliche Beträge an Kapital und/oder Zinsen zu

§ 7 Taxes

All payments in respect of the Bonds and the Guarantee will be made with deduction of taxes or other duties, if such deduction is required by law.

Neither the Issuer nor the Guarantor will be obliged to pay any additional amounts of principal

zahlen.

and/or interest as a result of such deduction.

§ 8 Wandlung

(a) Wandlungsrecht

(i) Die Garantin hat sich am 28. Februar 2007 gegenüber der Hauptzahlstelle zugunsten der Gläubiger verpflichtet (die "**Verpflichtungserklärung**"), jedem Gläubiger das Recht (das "**Wandlungsrecht**") zu gewähren, nach Maßgabe der Bestimmungen dieses § 8 an jedem Geschäftstag während des Wandlungszeitraums jede Schuldverschreibung ganz, nicht jedoch teilweise, zum Wandlungspreis in Lieferaktien umzutauschen.

(ii) Der anfängliche Ausübungspreis je Lieferaktie beträgt € 66,79 und unterliegt gegebenenfalls Anpassungen nach Maßgabe dieser Emissionsbedingungen (der gegebenenfalls angepasste Ausübungspreis nachstehend der "**Wandlungspreis**").

(iii) Die Hauptwandlungsstelle errechnet die Anzahl der bei einer Wandlung zu liefernden Lieferaktien durch Division des gesamten Nennbetrages der von einem Gläubiger zur Wandlung eingereichten Schuldverschreibungen durch den am Wandlungstag maßgeblichen Wandlungspreis, abgerundet auf die nächste ganze Lieferaktie. Verbleibende Bruchteile von Lieferaktien werden nach Maßgabe von § 8(c)(ii) in Geld ausgeglichen.

(iv) Das Wandlungsrecht kann durch einen Gläubiger ab dem 10. April 2007 bis zu dem 20. Februar 2012 (beide Tage einschließlich) (der "**Wandlungszeitraum**") ausgeübt werden. Wenn der letzte Tag des Wandlungszeitraums auf einen Tag fällt, der kein Geschäftstag ist, endet der Wandlungszeitraum an dem Geschäftstag, der unmittelbar vor diesem Tag liegt. Wenn der letzte Tag des Wandlungszeitraums in einen

§ 8 Conversion

(a) Conversion Right

(i) On 28 February 2007 the Guarantor has undertaken towards the Principal Paying Agent for the benefit of the Holders (the "**Undertaking**") to grant to each Holder the right (the "**Conversion Right**") to convert each Bond in whole, but not in part, at the Conversion Price into Settlement Shares in accordance with the provisions of this § 8 on any Business Day during the Conversion Period.

(ii) The initial exercise price per Settlement Share is € 66.79 which amount is subject to adjustments in accordance with these Terms and Conditions (the exercise price adjusted from time to time, the "**Conversion Price**").

(iii) The Principal Conversion Agent will determine the number of Settlement Shares to be delivered on conversion by dividing the aggregate Principal Amount of Bonds delivered by a Holder for conversion by the Conversion Price in existence on the Conversion Date, rounded down to the next full Settlement Share. Remaining fractions of Settlement Shares will be compensated in cash pursuant to § 8(c)(ii).

(iv) The Conversion Right may be exercised by a Holder during the period commencing on 10 April 2007 and ending on 20 February 2012 (both dates inclusive) (the "**Conversion Period**"). If the end of the Conversion Period falls on a day which is not a Business Day, the Conversion Period will terminate on the Business Day immediately preceding such day. If the last day of the Conversion Period falls in an Excluded Period, the Conversion Period will terminate on the

Ausschlusszeitraum fällt, endet der Wandlungszeitraum am letzten Geschäftstag vor dem Beginn des betreffenden Ausschlusszeitraums.

last Business Day prior to the commencement of such Excluded Period.

(v) Die Ausübung des Wandlungsrechts ist während der nachfolgenden Zeiträume (jeder ein "**Ausschlusszeitraum**") ausgeschlossen:

(v) The exercise of the Conversion Right will be excluded during any of the following periods (each an "**Excluded Period**"):

(A) anlässlich von Hauptversammlungen der Garantin während eines Zeitraums, der an dem siebten Tag vor der Hauptversammlung beginnt und der an dem Geschäftstag nach der Hauptversammlung (jeweils ausschließlich) endet;

(A) in connection with any shareholders' meeting of the Guarantor, a period commencing on but excluding the seventh day prior to the shareholders' meeting and ending on but excluding the Business Day following such shareholders' meeting;

(B) während eines Zeitraums von 14 Tagen, der mit dem Ende des Geschäftsjahres der Garantin endet; und

(B) a period of 14 days ending on the last day of the Fiscal Year of the Guarantor; and

(C) während eines Zeitraums ab dem Geschäftstag, an dem ein Angebot der Garantin an ihre Aktionäre zum Bezug von Aktien, Optionsrechten auf eigene Aktien oder von Schuldverschreibungen mit Wandlungs- oder Optionsrechten oder Wandlungs- oder Optionspflichten oder von Genussscheinen (einschließlich Angebote im Hinblick auf Abspaltungen (§ 123 Absatz 2 UmwG), in einem überregionalen Pflichtblatt einer der deutschen Wertpapierbörsen, an denen die Stammaktie zum Handel zugelassen ist, oder im Bundesanzeiger oder vom Bundesanzeiger in elektronischer Form veröffentlicht wird (die erste Veröffentlichung ist maßgebend), bis zum letzten Tag der für die Ausübung des Bezugsrechts bestimmten Frist (jeweils einschließlich).

(C) a period commencing on the Business Day on which an offer by the Guarantor to its shareholders inviting them to subscribe to shares, warrants on own shares or bonds with conversion or option rights or obligations or profit participation rights (including but not limited to offers regarding spin-offs (§ 123(2) of the UmwG; *Abspaltung*)) is published in a mandatory newspaper of one of the German stock exchanges where the Ordinary Share is admitted to trading, or in the German Federal Gazette (*Bundesanzeiger*) or by the German Federal Gazette via electronic information (whichever is earlier), and ending on the last day of the subscription period (both dates inclusive).

(vi) Für den Fall, dass die Schuldverschreibungen durch die Emittentin gemäß § 5(b) oder (c) gekündigt werden, endet der Wandlungszeitraum für die Schuldverschreibungen mit Ablauf des vierten Geschäftstages, der dem Wahl-Rückzahlungstag vorangeht, es sei denn,

(vi) In the event the Bonds are redeemed by the Issuer pursuant to § 5(b) or (c), the Conversion Period for the Bonds will terminate at the end of the fourth Business Day prior to the Call Redemption Date, unless the Issuer fails to satisfy its redemption payment obligations on the Call Redemption Date. The Conversion

die Emittentin erfüllt ihre Rückzahlungsverpflichtungen an dem Wahl-Rückzahlungstag nicht. Das Wandlungsrecht kann von einem Gläubiger nicht ausgeübt werden, nachdem er seine Schuldverschreibungen gemäß § 11 oder § 12 gekündigt hat.

Right may not be exercised by a Holder, if such Holder has terminated his Bonds in accordance with § 11 or § 12.

(b) Ausübung des Wandlungsrechts

(b) Exercise of Conversion Right

(i) Zur Ausübung des Wandlungsrechts muss der Gläubiger während des Wandlungszeitraums auf eigene Kosten zu den üblichen Geschäftszeiten bei einer Wandlungsstelle eine ordnungsgemäß ausgefüllte und unterzeichnete Erklärung (die "**Wandlungserklärung**") (auch per Fax) unter Verwendung eines dann gültigen Vordrucks, der bei den Wandlungsstellen erhältlich ist, einreichen. Die Wandlungserklärung darf der Wandlungsstelle nicht später als am letzten Tag des Wandlungszeitraum während der üblichen Geschäftszeiten zugehen. Die Wandlungserklärung ist unwiderruflich und hat unter anderem die folgenden Angaben zu enthalten:

(i) To exercise the Conversion Right, the Holder must deliver at his own expense during the Conversion Period and during normal business hours to any Conversion Agent a duly completed and executed Conversion Notice (the "**Conversion Notice**") (which may be by facsimile) using a form (from time to time current) obtainable from any Conversion Agent which must be received by the Conversion Agent not later than on the last day of the Conversion Period and during normal business hours. The Conversion Notice is irrevocable and will, among other things:

(A) Namen und Adresse (natürliche Personen) bzw. Firma, Firmensitz und Adresse (juristische Personen) des ausübenden Gläubigers;

(A) state the name and address (natural persons) or name, domicile and address (legal persons) of the exercising Holder;

(B) die Anzahl der Schuldverschreibungen, für die das Wandlungsrecht ausgeübt werden soll;

(B) specify the number of Bonds with respect to which the Conversion Right will be exercised;

(C) das Wertpapierdepotkonto des Gläubigers oder der von ihm zu diesem Zweck benannten Person bei einem Teilnehmer des Clearingsystems oder bei einem Kontoinhaber des Clearingsystems, auf das die Lieferaktien übertragen werden sollen;

(C) designate the securities deposit account of the Holder or his nominee at a participant in, or account holder of, the Clearing System to which the Settlement Shares are to be delivered;

(D) Anweisungen an die jeweilige Wandlungsstelle bezüglich der Zahlung von Barbeträgen, die der Gläubiger nach diesen Emissionsbedingungen zu erhalten berechtigt ist und die auf ein vom Zahlungsempfänger unterhaltenes, auf Euro lautendes Konto bei einer

(D) give directions to the relevant Conversion Agent for the payment of any cash amount which the Holder is entitled to receive pursuant to these Terms and Conditions and which are to be paid by way of transfer to a euro account of the payee maintained with a

Bank in der Europäischen Union zu überweisen sind;

bank in the European Union;

(E) die Erklärung, dass der Zugehörige Darlehensanspruch an die Garantin übertragen wird; und

(E) contain a declaration that the Appertaining Claim shall be transferred to the Guarantor; and

(F) in dem Vordruck der Wandlungserklärung geforderte Bestätigungen und Verpflichtungserklärungen über bestimmte rechtliche Beschränkungen bezüglich des Eigentums der Schuldverschreibungen bzw. Lieferaktien. Sofern der Gläubiger die vorstehend genannten Bestätigungen und Verpflichtungserklärungen nicht beibringt, wird die Garantin in Bezug auf eine solche Wandlungserklärung keine Lieferaktien liefern oder Zahlungen leisten.

(F) contain the certifications and undertakings set out in the form of the Conversion Notice relating to certain legal restrictions of the ownership of the Bonds and/or the Settlement Shares. If the Holder fails to deliver the above mentioned certifications and undertakings, the Guarantor will not deliver any Settlement Shares or pay any amount of cash in respect of such an Conversion Notice.

(ii) Die Ausübung des Wandlungsrechts setzt außerdem voraus, dass die Schuldverschreibungen, für die das Wandlungsrecht ausgeübt werden soll, nicht später als am letzten Tag des Wandlungszeitraums an eine Wandlungsstelle geliefert werden, und zwar (A) durch Lieferung der Schuldverschreibungen auf das Konto der Wandlungsstelle bei dem Clearingsystem (Umbuchung bzw. Abtretung) oder (B) durch eine unwiderrufliche Anweisung an die Wandlungsstelle, die Schuldverschreibungen aus einem bei der Wandlungsstelle unterhaltenen Wertpapierkonto zu entnehmen (Umbuchung bzw. Abtretung). Die Hauptwandlungsstelle ist ermächtigt, die Bezugserklärung gemäß § 198 Absatz 1 AktG für die Gläubiger abzugeben.

(ii) The exercise of the Conversion Right further requires that the Bonds to be converted will be delivered to any Conversion Agent (A) by transferring the Bonds to the Clearing System account of the Conversion Agent (book entry transfer or assignment) or (B) by irrevocable instruction to the Conversion Agent to withdraw the Bonds from a deposit account with the Conversion Agent (book entry transfer or assignment), in either case not later than on the last day of the Conversion Period. The Principal Conversion Agent is authorised to deliver the subscription certificate pursuant to § 198(1) of the AktG on behalf of the Holders.

(iii) Nach Erfüllung sämtlicher in § 8(b)(i) und (ii) genannten Voraussetzungen für die Ausübung des Wandlungsrechts prüft die Hauptwandlungsstelle, ob die Gesamtzahl der an die Hauptwandlungsstelle gelieferten Schuldverschreibungen die in der Wandlungserklärung angegebene

(iii) Upon fulfilment of all requirements specified in § 8(b)(i) and (ii) for the exercise of the Conversion Right, the Principal Conversion Agent will verify whether the number of Bonds delivered to the Principal Conversion Agent exceeds or falls short of the number of Bonds specified in the Conversion Notice. In the

Gesamtzahl an Schuldverschreibungen über- oder unterschreitet. Soweit die in der Wandlungserklärung angegebene Zahl an Schuldverschreibungen die Zahl der tatsächlich gelieferten Schuldverschreibungen über- oder unterschreitet, wird die Hauptwandlungsstelle veranlassen, dass entweder (A) diejenige Gesamtzahl von Lieferaktien, die der in der Wandlungserklärung angegebenen Zahl von Schuldverschreibungen entspricht, oder (B) diejenige Gesamtzahl von Lieferaktien, die der Anzahl der tatsächlich gelieferten Schuldverschreibungen entspricht, (maßgebend ist die niedrigere Gesamtzahl) an den Gläubiger geliefert wird. Eventuell gegenüber der in der Wandlungserklärung angegebenen Anzahl von Schuldverschreibungen überzählige Schuldverschreibungen werden an den Gläubiger zurückübertragen.

event of any such excess or shortfall, the Principal Conversion Agent will arrange to deliver to the Holder the lower of (A) such total number of Settlement Shares which corresponds to the number of Bonds set forth in the Conversion Notice, or (B) such total number of Settlement Shares which corresponds to the number of Bonds in fact delivered. Any Bonds delivered in excess of the number of Bonds specified in the Conversion Notice will be redelivered to the Holder.

(iv) Das Wandlungsrecht ist an dem Geschäftstag wirksam ausgeübt, an dem die letzte der in § 8(b)(i) und (ii) genannten Voraussetzungen für die Ausübung des Wandlungsrechts durch einen Gläubiger erfüllt ist (der "**Wandlungstag**"). Für den Fall jedoch, dass die in § 8(b)(i) und (ii) genannten Voraussetzungen an einem Tag erfüllt sind, der in einen Ausschlusszeitraum fällt, ist der Wandlungstag, vorbehaltlich § 8(a)(iv), der erste Geschäftstag nach dem Ende dieses Ausschlusszeitraums, sofern auch dieser Tag noch in den Wandlungszeitraum fällt; anderenfalls ist das Wandlungsrecht nicht wirksam ausgeübt. Das Recht des das Wandlungsrecht ausübenden Gläubigers, die Rückzahlung einer Schuldverschreibung zu verlangen, endet mit der rechtswirksamen Ausübung des Wandlungsrechts; statt dessen ist die Garantin zur Lieferung von Lieferaktien gemäß § 8(c) verpflichtet.

(iv) The Conversion Right will be validly exercised on the Business Day on which the last of the prerequisites specified in § 8(b)(i) and (ii) for the exercise of the Conversion Right at the option of a Holder have been fulfilled (the "**Conversion Date**"). In the event that the prerequisites specified in § 8(b)(i) and (ii) are fulfilled on a day which falls within an Excluded Period, then the Conversion Date will, subject to § 8(a)(iv), be the first Business Day after the end of such Excluded Period provided that such day still falls within the Conversion Period; otherwise, the Conversion Right shall not have been validly exercised. The right of the Holder exercising the Conversion Right to have a Bond redeemed will terminate upon the valid exercise of the Conversion Right; instead, the Guarantor will be obliged to deliver Settlement Shares pursuant to § 8(c).

(c) Lieferung der Lieferaktien; Ausgleich von Bruchteilen von Lieferaktien

(c) Delivery of Settlement Shares; Compensation for Fractions of

Settlement Shares

(i) Nach einer Ausübung des Wandlungsrechts werden keine Bruchteile von Lieferaktien geliefert. Die zu liefernden Lieferaktien werden sobald wie möglich nach dem Wandlungstag auf das in der Wandlungserklärung angegebene Wertpapierkonto des Gläubigers übertragen.

(i) Upon any exercise of the Conversion Right no fractions of Settlement Shares will be delivered. The Settlement Shares to be delivered will be transferred as soon as practicable after the Conversion Date to a securities account of the Holder specified in the Conversion Notice.

(ii) Verbleibende Bruchteile von Lieferaktien werden nicht geliefert, sondern werden in Geld ausgeglichen, wobei ein entsprechender Bruchteil des einfachen rechnerischen Durchschnitts der Aktienkurse an jedem der 10 aufeinander folgenden Handelstage unmittelbar vor dem Wandlungstag (gerundet auf den nächsten Cent, wobei € 0,005 aufgerundet werden) gezahlt wird.

(ii) Remaining fractions of Settlement Shares will not be delivered and will be compensated in cash proportional to the relevant fraction of the simple arithmetic average of the Share Prices on each of the 10 consecutive Trading Days immediately preceding the Conversion Date (rounded to the nearest full Cent with € 0.005 being rounded upwards).

(iii) Die Garantin hat einen etwaigen Ausgleich in Geld für Bruchteile von Lieferaktien gemäß § 8(c)(ii) sobald wie möglich nach dem Wandlungstag auf das in der Wandlungserklärung bestimmte Konto des Gläubigers zu zahlen. Die Emittentin und die Garantin schulden in keinem Fall Zinsen auf diesen Betrag.

(iii) The Guarantor is required to pay any compensation in cash of fractions of Settlement Shares pursuant to § 8(c)(ii) as soon as practicable after the Conversion Date to the account of the Holder specified in the Conversion Notice. The Issuer and the Guarantor will not be required to pay any interest on such amount.

(iv) Die Garantin ist zur Lieferung von Lieferaktien und zur Zahlung gemäß § 8(c)(iii) nur verpflichtet, wenn der Gläubiger sämtliche etwaigen Steuern oder sonstigen Abgaben gezahlt hat, die im Zusammenhang mit der Ausübung des Wandlungsrechts oder der Lieferung der Lieferaktien oder der Leistung einer Zahlung gemäß § 8(c)(iii) durch die Garantin anfallen. Die jeweilige Wandlungsstelle fordert den Gläubiger zur Zahlung solcher etwaigen Steuern oder sonstigen Abgaben schriftlich auf.

(iv) The Guarantor will only be required to deliver the Settlement Shares and to make the payment pursuant to § 8(c)(iii) if the Holder has paid all taxes and duties, if any, which may be imposed in connection with the exercise of the Conversion Right or the delivery of the Settlement Shares or the payment by the Guarantor of any amount pursuant to § 8(c)(iii). The Conversion Agent will give written notice to the Holder of any taxes or duties to be paid.

(d) Barzahlung anstatt Lieferung von Lieferaktien

(d) Cash Payment in lieu of delivery of Settlement Shares

(i) Falls die Garantin rechtlich gehindert

(i) If due to legal reasons the Guarantor is

ist, Lieferaktien aus bedingtem Kapital bei Ausübung des Wandlungsrechts zu begeben, ist sie berechtigt, einen Geldbetrag an den Gläubiger für die Lieferaktien zu zahlen, die die Garantin nicht begeben kann (der **"Barausgleichsbetrag"**) anstatt Lieferaktien zu begeben. Der Barausgleichsbetrag wird von der Berechnungstelle gemäß § 8(d)(iii) berechnet. Zinsen sind hinsichtlich eines Barausgleichsbetrages nicht zu zahlen.

unable to issue Settlement Shares from contingent capital upon the exercise of the Conversion Right, the Guarantor may pay to the Holder a cash amount in lieu of the issue of such Settlement Shares the Guarantor is unable to issue (the **"Cash Payment"**). Such Cash Payment will be determined by the Calculation Agent in accordance with § 8(d)(iii). No interest will be payable with respect to a Cash Payment.

(ii) Die Garantin wird nicht später als am fünften Geschäftstag nach dem Wandlungstag (schriftlich, per Telefax, oder auf andere Art und Weise unter Benutzung der in der Wandlungserklärung angegebenen Anschrift) den Gläubiger, der die Wandlungserklärung abgegeben hat, benachrichtigen, ob die Garantin einen Barausgleichsbetrag leisten muss, und zugleich die Tatsachen angeben, die das Recht der Garantin auf Leistung des Barausgleichsbetrages begründen (der Tag, an dem die Garantin eine solche Nachricht abschickt, wird nachfolgend als **"Benachrichtigungstag"** bezeichnet).

(ii) The Guarantor shall notify not later than on the fifth Business Day after the Conversion Date (in writing, by telefax, or otherwise using the address stated in the Conversion Notice) the Holder who has delivered a Conversion Notice whether the Guarantor has to effect a Cash Payment stating the facts which establish the right of the Guarantor to effect a Cash Payment (the day on which such notification is dispatched by the Guarantor is hereinafter referred to as the **"Notification Day"**).

(iii) Die Berechnungstelle berechnet den Barausgleichsbetrag als das Produkt aus (x) dem Aktuellen Marktwert und (y) der entsprechend § 8(a)(iii) errechneten Gesamtzahl von Lieferaktien (ohne Rundung, einschließlich Bruchteilen), die die Garantin nach Ausübung des Wandlungsrechts zu begeben verpflichtet wäre aber die sie nicht begeben kann. § 8(c)(ii) findet keine Anwendung.

(iii) The Calculation Agent will determine the Cash Payment as the product of (i) the Current Market Value and (ii) such number of Settlement Shares (without rounding, including fractions) which is to be calculated in accordance with the provisions of § 8(a)(iii) which the Guarantor would otherwise be obliged to issue upon the exercise of the Conversion Right but is unable to issue. § 8(c)(ii) shall not apply.

"Aktueller Marktwert" bezeichnet, bezogen auf eine Lieferaktie, den Wert der Lieferaktie, ermittelt auf Grundlage des einfachen rechnerischen Durchschnitts der Aktienkurse innerhalb eines Zeitraums von 15 aufeinander folgenden Handelstagen beginnend an dem zweiten auf den

"Current Market Value" means in respect of one Settlement Share the value of such Settlement Share, determined on the basis of the simple arithmetic average of the Share Prices during a period of 15 consecutive Trading Days beginning on the second Trading Day following the Notification Day (the **"Calculation**

Benachrichtigungstag folgenden Handelstag (der "**Berechnungszeitraum**"), gerundet auf zwei Dezimalstellen, wobei € 0,005 aufgerundet wird.

Period"), rounded to two decimal places with €0.005 being rounded upwards.

(iv) Die Garantin hat den Barausgleichsbetrag spätestens am zweiten Geschäftstag nach dem letzten Tag des Berechnungszeitraums zu zahlen.

(iv) The Guarantor will make the Cash Payment not later than on the second Business Day following the last day of the Calculation Period.

§ 9 Bereitstellung von Lieferaktien

§ 9 Procurement of Settlement Shares

(a) Die Lieferaktien werden nach Durchführung der Wandlung aus einem gemäß der Hauptversammlung der Garantin vom 29. Juni 2006 geschaffenen bedingten Kapital im Gesamtbetrag von bis zu € 29.530.884 oder einem in der Zukunft geschaffenen bedingten Kapital der Garantin stammen. Sofern es sich bei den Lieferaktien um junge Aktien aus bedingtem Kapital handelt, werden sie mit uneingeschränkter Dividendenberechtigung für das Geschäftsjahr ihrer Ausgabe und alle folgenden Geschäftsjahre ausgestattet sein, jedoch nicht für das vergangene Geschäftsjahr, selbst wenn eine Dividende dafür noch nicht ausgeschüttet worden ist; in diesem Fall können die Lieferaktien zunächst eine eigene Wertpapierkennung haben.

(a) Upon execution of the conversion, the Settlement Shares will derive from a conditional capital of the Guarantor in the aggregate amount of up to € 29,530,884 created by resolution of its shareholders' meeting on 29 June 2006 or any future conditional capital of the Guarantor. If the Settlement Shares are new shares deriving from conditional capital, rights to full dividends for the fiscal year in which they are issued and all following fiscal years, but not for the previous fiscal year even if a dividend therefor has not been paid yet, will be attached; in this case the Settlement Shares may initially carry a separate securities code.

(b) Die Garantin ist nach ihrem freiem Ermessen berechtigt, anstelle der Lieferung junger Aktien aus bedingtem Kapital bereits existierende Stammaktien als Lieferaktien zu liefern, vorausgesetzt dass solche existierenden Stammaktien, abgesehen von der Dividendenberechtigung (die nicht geringer sein darf als die Dividendenberechtigung der jungen Aktien, die dem jeweiligen Gläubiger anderenfalls zu liefern wären), derselben Gattung angehören müssen, wie die jungen Aktien, die anderenfalls aus dem bedingten Kapital zu liefern wären, und dass eine solche Lieferung bereits existierender Stammaktien rechtmäßig bewirkt werden kann und nicht die Rechte, die der jeweilige Gläubiger

(b) The Guarantor shall at its sole discretion be entitled to deliver existing Ordinary Shares to any Holder instead of the delivery of new shares deriving from the conditional capital as Settlement Shares, provided that such existing Ordinary Shares shall be of the same class as the new shares otherwise to be delivered out of conditional capital except for a different dividend entitlement (which shall be no less than the dividend entitlement of the new shares that would have otherwise been delivered to the relevant Holder) and that such delivery of existing Ordinary Shares can be legally effected and does not impair the rights of the relevant Holder it would otherwise have.

anderenfalls haben würde, beeinträchtigt.

(c) Die Garantin hat sich gemäß der Verpflichtungserklärung verpflichtet, die Lieferaktien im Falle einer Wandlung bzw. Ausübung der Aktienrückzahlungsoption nach Maßgabe der Emissionsbedingungen auszugeben. Kopien der Verpflichtungserklärung werden bei der Hauptzahlstelle und Zahlstelle in Luxemburg zur Einsichtnahme bereitgehalten. Die Hauptzahlstelle und die Zahlstelle in Luxemburg haben hieraus keine Verpflichtungen. Die Verpflichtungserklärung stellt einen Vertrag zugunsten der jeweiligen Gläubiger als begünstigte Dritte gemäß § 328 Absatz 1 BGB dar, welcher das Recht eines jeden Gläubigers begründet, Erfüllung aus der durch die Verpflichtungserklärung übernommenen Verpflichtungen unmittelbar von der Garantin zu verlangen und diese Verpflichtungen unmittelbar gegen die Garantin durchzusetzen.

(c) Pursuant to the Undertaking the Guarantor has undertaken to deliver the Settlement Shares upon conversion or upon exercise of the Share Settlement Option, as the case may be, in accordance with the Terms and Conditions. Copies of the Undertaking are available for inspection at the Principal Paying Agent and the Paying Agent in Luxembourg. The Principal Paying Agent and the Paying Agent in Luxembourg shall not have any obligation thereunder. The Undertaking constitutes a contract for the benefit of the Holders from time to time as third party beneficiaries in accordance with § 328(1) of the German Civil Code giving rise to the right of each Holder to require performance of the obligations undertaken therein directly from the Guarantor and to enforce such obligations directly against the Guarantor.

(d) Die Garantin wird die Lieferaktien über die Hauptwandlungsstelle bereitstellen.

(d) The Guarantor will procure delivery of the Settlement Shares through the Principal Conversion Agent.

§ 10 Anpassung des Wandlungspreises

(a)

(i) Wenn die Garantin vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Rückzahlung festgesetzten Tag ihr Grundkapital durch Umwandlung der Kapitalrücklage oder von Gewinnrücklagen erhöht, wird der Wandlungspreis gemäß der nachstehenden Formel angepasst:

$$CP_a = CP \times \frac{No}{Nn}$$

Dabei gilt folgendes:

CP_a = der angepasste Wandlungspreis;

CP = der Wandlungspreis am Stichtag;

N_n = die Anzahl ausstehender

§ 10 Adjustment of the Conversion Price

(a)

(i) In the event that prior to the last day of the Conversion Period or any earlier date fixed for redemption the Guarantor increases its share capital out of capital reserves or retained earnings, the Conversion Price will be adjusted in accordance with the following formula:

$$CP_a = CP \times \frac{No}{Nn}$$

where:

CP_a = the adjusted Conversion Price;

CP = the Conversion Price on the Record Date;

N_n = the number of shares of the

Aktien der Garantin nach der Kapitalerhöhung; und

N_o = die Anzahl ausstehender Aktien der Garantin vor der Kapitalerhöhung.

Wenn die Grundkapitalerhöhung durch Umwandlung der Kapitalrücklage oder von Gewinnrücklagen nicht durch die Ausgabe neuer Aktien sondern mittels einer Erhöhung des jeweiligen auf die einzelne Aktie entfallenden anteiligen Betrages des Grundkapitals bewirkt wird (§ 207 Absatz 2 Satz 2 AktG), so bleibt der Wandlungspreis bei Ausübung des Wandlungsrechts unverändert. In diesem Fall sind die betreffenden Lieferaktien mit ihrem entsprechend erhöhten anteiligen Betrag des Grundkapitals zu liefern.

Mit einer Grundkapitalerhöhung aus Gesellschaftsmitteln wird zugleich das bedingte Kapital der Garantin kraft Gesetz im gleichen Umfang wie das Grundkapital erhöht (§ 218 AktG).

(ii) Wenn die Garantin vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Rückzahlung festgesetzten Tag:

(A) die Zahl der ausstehenden Aktien durch Herabsetzung des auf die einzelne Aktie entfallenden anteiligen Betrages des Grundkapitals erhöht (Aktiensplit) oder die Anzahl der ausstehenden Aktien reduziert, indem der auf die einzelne Aktie entfallende anteilige Betrag des Grundkapitals erhöht wird, ohne das Grundkapital herabzusetzen (umgekehrter Aktiensplit); oder

(B) ihr Grundkapital durch Zusammenlegung ihrer Aktien herabsetzt,

wird der Wandlungspreis nach Maßgabe von § 10(a)(i) angepasst, soweit sich aus den nachstehenden Regelungen nichts

Guarantor outstanding after the share capital increase; and

N_o = the number of shares of the Guarantor outstanding before the share capital increase.

If the share capital increase out of capital reserves or retained earnings is not effected by means of the issuance of new shares but by means of an increase of the portion of the share capital allotted to each share (§ 207(2) sentence 2 of the AktG), the Conversion Price will remain unchanged upon exercise of the Conversion Right. In this case the relevant Settlement Shares will be delivered with the increased portion of the share capital allotted to them.

Simultaneously with the share capital increase out of capital reserves the conditional capital of the Guarantor is increased by operation of law in the same proportion as the share capital (§ 218 of the AktG).

(ii)In the event that prior to the last day of the Conversion Period or any earlier date fixed for redemption the Guarantor:

(A) increases the number of outstanding shares by reduction of the interest in the share capital represented by each share (share split) or reduces the number of outstanding shares by increasing the interest in the share capital represented by each share without reducing the share capital (reverse share split); or

(B) reduces its share capital by combining its shares,

the Conversion Price will be adjusted in accordance with § 10(a)(i) to the extent not otherwise provided for in the following

anderes ergibt.

(iii) Wenn die Garantin vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Rückzahlung festgesetzten Tag das Grundkapital der Garantin durch Herabsetzung des auf die einzelne Aktie entfallenden anteiligen Betrages des Grundkapitals herabsetzt, bleibt (vorbehaltlich § 10(e)(i)) der Wandlungspreis bei Ausübung des Wandlungsrechts unverändert. In diesem Fall sind die betreffenden Lieferaktien mit ihrem jeweiligen neuen, auf die einzelne Aktie entfallenden anteiligen Betrag des Grundkapitals zu liefern.

(b) Wenn die Garantin vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Rückzahlung festgesetzten Tag unter Einräumung eines unmittelbaren oder mittelbaren Bezugsrechts an ihre Aktionäre ihr Grundkapital mittels der Ausgabe neuer Aktien gegen Bareinlagen erhöht (§§ 182, 186 AktG), wird der Wandlungspreis gemäß der nachstehenden Formel angepasst:

$$CP_a = CP \times \left[\frac{N_o}{N_n} \times \left(1 - \frac{I + D}{K} \right) + \frac{I + D}{K} \right]$$

Dabei gilt folgendes:

CP_a = der angepasste Wandlungspreis;

CP = der Wandlungspreis am Stichtag;

N_o = die Anzahl ausstehender Aktien der Garantin vor der Kapitalerhöhung;

N_n = die Anzahl ausstehender Aktien der Garantin nach der Kapitalerhöhung;

I = der Ausgabepreis der neuen Aktien;

D = der Dividendennachteil der neuen Aktien (nicht diskontiert) gegenüber Altaktien, wie er von der EUREX bestimmt wurde, oder falls (weil Optionen auf die Aktie an der EUREX nicht gehandelt werden oder aus sonstigen Gründen) dort nicht bis zu dem

provisions.

(iii) In the event that prior to the last day of the Conversion Period or any earlier date fixed for redemption the Guarantor decreases the share capital of the Guarantor by way of a reduction of the interest in the share capital represented by each share, the Conversion Price will remain unchanged upon exercise of the Conversion Right (subject to § 10(e)(i)) save that the relevant Settlement Shares will be delivered with their respective new portion of the share capital allotted to them.

(b) In the event that prior to the last day of the Conversion Period or any earlier date fixed for redemption, the Guarantor increases its share capital through the issuance of new shares against cash contributions while granting its shareholders a direct or indirect subscription right (§§ 182, 186 of the AktG), the Conversion Price will be adjusted in accordance with the following formula:

$$CP_a = CP \times \left[\frac{N_o}{N_n} \times \left(1 - \frac{I + D}{K} \right) + \frac{I + D}{K} \right]$$

where:

CP_a = the adjusted Conversion Price;

CP = the Conversion Price on the Record Date;

N_o = the number of shares of the Guarantor outstanding before the share capital increase;

N_n = the number of shares of the Guarantor outstanding after the share capital increase;

I = the issue price of the new shares;

D = the disadvantage (not discounted) for dividends to which the new shares are not entitled in relation to old shares as determined by EUREX or, if not available through EUREX until the Record Date (because options on the shares are not traded on

Stichtag erhältlich, von der Berechnungsstelle geschätzt wird; und

K = der von der Berechnungsstelle berechnete einfache rechnerische Durchschnitt der Aktienkurse an den letzten drei Handelstagen vor dem Ex-Tag, an denen die Stammaktie "cum" gehandelt wird.

Eine Anpassung des Wandlungspreises findet nicht statt, wenn bei Anwendung der obigen Formel CP_a größer als CP wäre.

(c) Wenn die Garantin ihren Aktionären vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Rückzahlung festgesetzten Tag ein unmittelbares oder mittelbares Bezugsrecht gewährt auf (i) eigene Aktien, (ii) Wertpapiere mit Bezugs-, Options- oder Wandlungsrechten auf Aktien (mit Ausnahme der Einräumung von Bezugsrechten im Rahmen von Kapitalerhöhungen nach § 10(b)) oder (iii) andere Schuldverschreibungen, Genussscheine oder sonstige Wertpapiere der Garantin (die vorstehend unter (i) bis (iii) genannten Wertpapiere gemeinsam "Sonstige Wertpapiere"), wird der Wandlungspreis gemäß der nachstehenden Formel angepasst:

$$CP_a = CP \times \frac{M - B}{M}$$

Dabei gilt folgendes:

CP_a = der angepasste Wandlungspreis;

CP = der Wandlungspreis am Stichtag;

M = der Durchschnittliche Marktpreis, und

B = der Bezugsrechtswert, wenn $B \geq 0$ ist.

(d) Eine Anpassung des Wandlungspreises gemäß §10(b) und (c) tritt nicht ein, wenn den Gläubigern das gleiche unmittelbare oder mittelbare Bezugsrecht wie den Aktionären der Garantin eingeräumt wird.

(e) Wenn die Garantin vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Rückzahlung festgesetzten

EUREX or for any other reason), as estimated by the Calculation Agent; and

K = the simple arithmetic average of the Share Prices on the last three Trading Days on which the Ordinary Share is traded "cum" before the Ex Date as calculated by the Calculation Agent.

There will be no adjustment of the Conversion Price if CP_a would by applying the above formula be greater than CP.

(c) In the event that prior to the last day of the Conversion Period or any earlier date fixed for redemption the Guarantor grants to its shareholders direct or indirect pre-emptive rights in relation to (i) own shares, (ii) securities with subscription or option or conversion rights in relation to shares (but excluding the granting of subscription rights in the course of share capital increases pursuant to § 10(b)) or (iii) other debt securities, participation rights or other securities of the Guarantor (the securities listed in (i) through (iii) together, "Other Securities"), the Conversion Price will be adjusted in accordance with the following formula:

$$CP_a = CP \times \frac{M - B}{M}$$

where:

CP_a = the adjusted Conversion Price;

CP = the Conversion Price on the Record Date;

M = the Average Market Price; and

B = the Subscription Value, where $B \geq 0$.

(d) An adjustment of the Conversion Price pursuant to §10(b) and (c) will not take effect if the Holders are granted the same direct or indirect subscription right as the shareholders of the Guarantor.

(e) In the event that prior to the last day of the Conversion Period or any earlier date fixed for redemption the Guarantor

Tag an ihre Aktionäre:

(i) Vermögen (auch in der Form einer Sachdividende oder in der Form einer Kapitalherabsetzung zwecks Rückzahlung von Teilen des Grundkapitals (im letzteren Fall stellt die Rückzahlung Vermögen für Zwecke dieses § 10(e)(i) dar)), oder Schuldverschreibungen, Options- oder Wandlungsrechte (mit Ausnahme der oben in § 10(c) genannten Rechte) ausschüttet, gewährt oder verteilt; oder

(ii) Verkaufsoptionen im Fall eines Aktienrückkaufs gewährt; oder

(iii) eine Ungewöhnlich hohe Bardividende zahlt,

(jeweils eine "Ausschüttung"), wird der Wandlungspreis gemäß der nachstehenden Formel angepasst:

$$CP_a = CP \times \frac{M - F}{M}$$

Dabei gilt folgendes:

CP_a = der angepasste Wandlungspreis;

CP = der Wandlungspreis am Stichtag;

M = der Durchschnittliche Marktpreis;

F = im Falle (i) der Angemessene Marktwert,

im Falle (ii) der Verkaufsoptionswert, und

im Falle (iii) der Betrag der Ungewöhnlich hohen Bardividende berechnet je Aktie.

Eine Anpassung wird nur vorgenommen, wenn $F \geq 0$.

(f) Im Fall einer Verschmelzung (§ 2 UmwG) der Garantin als übertragender Rechtsträgerin vor dem letzten Tag des Wandlungszeitraums oder vor einem früheren für die Rückzahlung der Schuldverschreibungen festgesetzten Tag hat ein Gläubiger bei Ausübung seines Wandlungsrechts Anspruch auf die Anzahl

distributes, allots or grants to its shareholders:

(i) assets (whether in the form of a dividend in kind or in the form of a capital decrease for the purpose of repaying parts of the share capital (in which case the repayment will constitute assets for purposes of § 10(e)(i))) or debt securities or warrants or conversion rights (with the exclusion of the rights mentioned above in § 10(c)); or

(ii) put options in the case of a share repurchase; or

(iii) an Extraordinary Cash Dividend,

(each a "Distribution"), the Conversion Price will be adjusted in accordance with the following formula:

$$CP_a = CP \times \frac{M - F}{M}$$

where:

CP_a = the adjusted Conversion Price;

CP = the Conversion Price on the Record Date;

M = the Average Market Price;

F = in case of (i) the Fair Market Value,

in the case of (ii) the Put Option Value, and

in the case of (iii) the amount of the Extraordinary Cash Dividend on a per share basis,

provided that an adjustment will only be made if $F \geq 0$.

(f) In the event of a merger (§ 2 of the UmwG; Verschmelzung) of the Guarantor as transferor entity prior to the last day of the Conversion Period or any earlier date of redemption of the Bonds, a Holder will, upon exercise of his Conversion Right, be entitled to such number of shares in the transferee entity (entities) (the "Transferee Shares") as

von Aktien des oder der übernehmenden Rechtsträger(s) (die "Erwerberaktien"), die sich aus der Division des gesamten Nennbetrages der von einem Gläubiger zur Wandlung eingereichten Schuldverschreibungen durch den am Wandlungstag maßgeblichen, gemäß der nachstehenden Formel im Hinblick auf die Erwerberaktien angepassten Wandlungspreis ergibt, abgerundet auf die nächste ganze Erwerberaktie:

$$CP_{TS} = CP \times \frac{1}{TS}$$

Dabei gilt folgendes:

CP_{TS} = der angepasste Wandlungspreis im Hinblick auf die Erwerberaktien;

CP = der Wandlungspreis am Stichtag;

TS = die Anzahl der Erwerberaktien, zu der ein Aktionär der Garantin je Aktie berechtigt ist.

Verbleibende Bruchteile von Erwerberaktien werden nach Maßgabe von § 8(c)(ii) in Geld ausgeglichen. Die Emissionsbedingungen finden auf die Erwerberaktien entsprechend Anwendung, als handele es sich um Lieferaktien.

(g) Im Fall einer Aufspaltung (§ 123 Absatz 1 UmwG) oder einer Abspaltung (§ 123 Absatz 2 UmwG) der Garantin vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Rückzahlung der Schuldverschreibungen festgesetzten Tag hat ein Gläubiger bei Ausübung seines Wandlungsrechts (im Fall der Abspaltung von Vermögen der Garantin zusätzlich zu seinem Recht, Lieferaktien aufgrund der Ausübung des Wandlungsrechts zu erhalten) Anspruch auf die Anzahl von Aktien an dem übernehmenden Rechtsträger bzw. den übernehmenden Rechtsträgern (die "Aktien des übernehmenden Rechtsträgers"), die sich aus der Division des gesamten Nennbetrages der von einem Gläubiger zur Wandlung eingereichten Schuldverschreibungen durch den am Wandlungstag maßgeblichen, gemäß

is calculated by dividing the aggregate Principal Amount of Bonds delivered by a Holder for conversion by the Conversion Price in existence on the Conversion Date as adjusted with respect to the Transferee Shares pursuant to the following formula, rounded down to the next full Transferee Share:

$$CP_{TS} = CP \times \frac{1}{TS}$$

where:

CP_{TS} = the adjusted Conversion Price with respect to the Transferee Shares;

CP = the Conversion Price on the Record Date;

TS = the number of Transferee Shares to which a shareholder of the Guarantor is entitled to per share.

Remaining fractions of Transferee Shares will be compensated in cash pursuant to § 8(c)(ii). The provisions of these Terms and Conditions will apply to Transferee Shares as if they were Settlement Shares.

(g) In the event of a split-up (§ 123(1) of the UmwG; Aufspaltung) or a spin-off (§ 123(2) of the UmwG; Abspaltung) of the Guarantor prior to the last day of the Conversion Period or any earlier date of redemption of the Bonds, a Holder will, upon exercise of his Conversion Right, (in the case of a spin-off of assets of the Guarantor, in addition to his right to receive Settlement Shares upon exercise of his Conversion Right) be entitled to such number of shares in the acquiring entity (entities) (the "Acquiring Entity Shares") as is calculated by dividing the aggregate Principal Amount of Bonds delivered by a Holder for conversion by the Conversion Price in existence on the Conversion Date as adjusted with respect to the Acquiring Entity Shares pursuant to the following formula, rounded

der nachstehenden Formel im Hinblick auf die Aktien des übernehmenden Rechtsträgers angepassten Wandlungspreis ergibt, abgerundet auf die nächste ganze Aktie des übernehmenden Rechtsträgers:

$$CP_{AS} = CP \times \frac{1}{AS}$$

Dabei gilt folgendes:

CP_{AS}= der angepasste Wandlungspreis im Hinblick auf die Aktien des übernehmenden Rechtsträgers;

CP = der Wandlungspreis am Stichtag;

AS = die Anzahl der Aktien des übernehmenden Rechtsträgers, zu der ein Aktionär der Garantin je Aktie berechtigt ist.

Verbleibende Bruchteile von Aktien des übernehmenden Rechtsträgers werden nach Maßgabe von § 8(c)(ii) in Geld ausgeglichen. Die Emissionsbedingungen finden auf die Aktien des übernehmenden Rechtsträgers entsprechend Anwendung, als handele es sich um Lieferaktien.

(h) Wenn vor dem letzten Tag des Wandlungszeitraums oder einem früheren für die Rückzahlung festgesetzten Tag eine Verschmelzung, bei der die Garantin der übernehmende Rechtsträger ist, eine Ausgliederung (§ 123 Absatz 3 UmwG) oder ein ähnliches Ereignis eintritt, bleibt der Wandlungspreis unverändert.

(i) Sofern Anpassungen des Wandlungspreises nach mehr als einer der Vorschriften von § 10(a), (b), (c), (e), (f) und/oder (g) durchzuführen sind und der Stichtag für diese Anpassungen auf denselben Tag fällt, oder sofern die Berechnung einer Anpassung nach einer dieser Vorschriften auf der Grundlage von Marktwerten erfolgt, die aufgrund einer anderen dieser Vorschriften zuvor anzupassen sind:

(x) wird zuerst eine Anpassung nach den Vorschriften von § 10(a)(ii), zweitens nach den Vorschriften von § 10(c), drittens nach

down to the next full Acquiring Entity Share:

$$CP_{AS} = CP \times \frac{1}{AS}$$

where:

CP_{AS}= the adjusted Conversion Price with respect to the Acquiring Entity Shares;

CP = the Conversion Price on the Record Date;

AS = the number of Acquiring Entity Shares to which a shareholder of the Guarantor is entitled to per share.

Remaining fractions of Acquiring Entity Shares will be compensated in cash pursuant to § 8(c)(ii). The provisions of these Terms and Conditions will apply to Acquiring Entity Shares as if they were Settlement Shares.

(h) In the event of a merger of the Guarantor as the acquiring entity, or a hive down (§ 123 paragraph 3 of the UmwG; Ausgliederung), or of an analogous event prior to the last day of the Conversion Period or any earlier date of redemption of the Bonds, the Conversion Price will remain unchanged.

(i) If adjustments of the Conversion Price are required under more than one of § 10(a), (b), (c), (e), (f) and/or (g), and the Record Date for such adjustments will occur on the same date, or if the calculation of an adjustment under one of these provisions is based on market values which are required to be adjusted under another of these provisions beforehand, then such adjustment will be made:

(x) in the case of adjustments with the same Record Date by applying, first, the provisions of § 10(a)(ii), second, the

den Vorschriften von § 10(a)(i), viertens nach den Vorschriften von § 10(b), fünftens, nach den Vorschriften von § 10(c), sechstens, nach den Vorschriften von § 10(f), und schließlich nach den Vorschriften von § 10(g) durchgeführt, aber nur soweit die jeweilige Vorschrift nach Maßgabe ihrer Bestimmungen anwendbar sind; und

provisions of § 10(e), third, the provisions of § 10(a)(i), fourth, the provisions of § 10(b), fifth, the provisions of § 10(c), sixth, the provisions of § 10(f), and finally the provisions of § 10(g), but only to the extent each such provision is applicable in accordance with its terms; and

(y) werden in anderen Fällen die maßgeblichen Ziffern gemäß der Folge ihrer Stichtage angewendet.

(y) in other cases by applying the relevant subsections in the sequence in which their Record Dates occur.

Wenn in einem der in diesem § 10(i) beschriebenen Fälle die Berechnung einer Anpassung gemäß einer hier genannten Ziffer der Anwendung einer anderen Ziffer nachfolgt, und die Berechnung der zweiten Anpassung oder einer folgenden Anpassung sich auf den Durchschnittlichen Marktpreis oder auf die Aktienkurse in einem Zeitraum vor dem Ex-Tag für eine Maßnahme bezieht, die nach dem zuerst anzuwendenden Unterabschnitt zu einer Anpassung führt, so wird dieser Durchschnittliche Marktpreis oder die Aktienkurse dieser Zeiträume zu dem Zwecke der Berechnung nachfolgender Anpassungen mit dem Faktor multipliziert, der bei der Multiplikation der vorangehenden Anpassung angewendet wurde. Wenn der Wert einer Ausschüttung, der Bezugsrechtswert, der Verkaufsoptionswert oder der Angemessene Marktwert bezogen auf den Marktwert der Aktie während dieses Zeitraums berechnet wurde, setzt die Berechnungsstelle gegebenenfalls den Wert einer Ausschüttung, den Bezugsrechtswert, den Verkaufsoptionswert oder den Angemessenen Marktwert auf Basis der entsprechend angepassten Marktwerte fest.

If in any of the cases referred to in this § 10(i), the calculation of an adjustment under one of the aforementioned subsections is made subsequent to the application of any of the other subsections, and the calculation of the second or any subsequent adjustment refers to the Average Market Price or Share Price in a period prior to the Ex Date for the measure requiring adjustment pursuant to the subsection which is to be applied first, the Average Market Price or Share Price for those periods, for purposes of the calculation of the subsequent adjustment, will be multiplied by the factor used for making the multiplication in the calculation of the preceding adjustment. To the extent that the value of a Distribution, the Subscription Value, the Put Option Value or the Fair Market Value is calculated by reference to the market value of the share during such period, the Calculation Agent will calculate the value of the Distribution, the Subscription Value, the Put Option Value or the Fair Market Value, where applicable, on the basis of the market values so adjusted.

(j) Wenn die Emittentin feststellt, dass Umstände eingetreten sind, die außerhalb der Vorgaben von § 10(a) bis (h) eine Anpassung wegen Verwässerung notwendig machen (selbst wenn die maßgeblichen Ereignisse oder Umstände ausdrücklich von der Anwendung der § 10(a) bis (h) ausgeschlossen wurden), wird sie auf eigene Kosten die Berechnungsstelle um eine

(j) If the Issuer determines that another adjustment for dilution should be made as a result of one or more events or circumstances not referred to above in § 10(a) to (h) (even if the relevant event is or circumstances are specifically excluded from the operation of § 10(a) to (h)), the Issuer will, at its own expense, request the Calculation Agent to determine as soon as practicable what further

umgehende Feststellung ersuchen, welche weitere Anpassung gegebenenfalls den Umständen entsprechend billig und angemessen ist und an welchem Tag diese Anpassung gegebenenfalls wirksam werden soll. An diesem Tag wird die Berechnungsstelle die Anpassung gegebenenfalls vornehmen und wird die Anpassung gemäß der Feststellung durch die Berechnungsstelle wirksam. Zur Klarstellung: Die Umwandlung der ausstehenden Vorzugsaktien der Garantin in Stammaktien stellt keinen Umstand dar, der zu einer Anpassung führt.

adjustment (if any) is fair and reasonable to take account thereof and the date on which such adjustment should take effect. On such date the Calculation Agent will make such adjustment (if any) which will take effect in accordance with such determination. For the avoidance of doubt: The conversion of the outstanding preferred shares of the Guarantor into ordinary shares will not lead to an adjustment.

(k) Anpassungen nach Maßgabe dieses § 10 (mit Ausnahme von § 10(j)) werden zu Beginn des Ex-Tags wirksam. Anpassungen nach Maßgabe dieses § 10 werden nicht vorgenommen, sofern der Ex-Tag bzw. im Falle des § 10(j) der festgelegte Tag der Wirksamkeit der Anpassung im Falle von Schuldverschreibungen, für die das Wandlungsrecht ausgeübt wurde, nach dem Tag liegt, an dem die Lieferaktien dem Depotkonto des betreffenden Gläubigers nach Maßgabe von § 8(c) gutgeschrieben wurden, oder, im Falle von nicht gewandelten Schuldverschreibungen, nach dem letzten Tag des Wandlungszeitraums bzw. nach dem früheren für die Rückzahlung festgelegten Tag liegt.

(k) Adjustments in accordance with this § 10 (except § 10(j)) will become effective as of the beginning of the Ex Date. Adjustments in accordance with this § 10 will not be made if the Ex Date or, in case of § 10(j), the date on which the adjustment takes effect, is later than, in the case of Bonds in respect of which the Conversion Right has been exercised, the date on which the Settlement Shares have been credited to the securities account of the relevant Holder pursuant to § 8(c) or, in the case of Bonds not converted, the last day of the Conversion Period or later than the earlier date fixed for redemption, as the case may be.

(l) Anpassungen nach den vorstehenden Bestimmungen werden durch die Berechnungsstelle nach Maßgabe von § 13(c) berechnet. Der gemäß diesem § 10 angepasste Wandlungspreis wird auf zwei Dezimalstellen gerundet, wobei € 0,005 aufgerundet wird.

(l) Adjustments in accordance with the foregoing provisions will be calculated by the Calculation Agent, subject to § 13(c). The Conversion Price determined in accordance with § 10 will be rounded to two decimal places with €0.005 being rounded upwards.

(m) Sollte eine Anpassung des Wandlungspreises nach den vorstehenden Absätzen dieses § 10 dazu führen, dass zu dem Zeitpunkt der Durchführung dieser Anpassungen bei Ausübung aller noch ausstehenden Wandlungsrechte das bedingte Kapital zur Schaffung der entsprechenden Anzahl von Lieferaktien nicht ausreicht, so wird bei Wandlung pro Schuldverschreibung eine erhöhte Anzahl aufgrund der Anpassung

(m) If any adjustment of the Conversion Price made pursuant to any of the above paragraphs of this § 10 would result in there being insufficient conditional capital to issue the number of Settlement Shares required to be issued in the event that all outstanding Conversion Rights were to be exercised immediately, then the increased number of Settlement Shares to be delivered upon conversion of any Bond pursuant to such

des Wandlungsverhältnisses nur insoweit geliefert, wie das bedingte Kapital bei Wandlung aller noch ausstehenden Schuldverschreibungen ausreichen würde. Die Garantin gleicht sowohl den verbleibenden Spitzenbetrag pro Schuldverschreibung als auch einen gegebenenfalls verbleibenden Bruchteil einer Lieferaktie nach Maßgabe von § 8(c)(ii) in Geld aus.

adjustment will be delivered only if and to the extent that there is sufficient conditional capital for the simultaneous conversion of all remaining outstanding Bonds. The Guarantor will compensate in cash any remaining fractional amount per Bond as well as any remaining fractional Settlement Shares at the value specified in § 8(c)(ii).

(n) Es erfolgt keine Anpassung des Wandlungspreises, soweit der Wandlungspreis für eine Lieferaktie unter den anteiligen Betrag des Grundkapitals der Garantin (§ 9 Absatz 1 AktG) zu dem Zeitpunkt einer solchen Anpassung herabgesetzt würde. Nichtsdestotrotz wird auf jeden Umstand hin, der ohne diesen § 10(n) eine unter dem anteiligen Betrag des Grundkapitals der Garantin liegende Anpassung des Wandlungspreises zur Folge hätte, die Berechnung aller nachfolgenden Anpassungen auf der Basis des Wandlungspreises gemacht, der bei der Anwendung eines anderen Paragraphen als dieses § 10(n) berechnet worden wäre. Liegt das Ergebnis solcher Berechnungen unter dem anteiligen Betrag des Grundkapitals der Garantin, so entspricht der Wandlungspreis dem anteiligen Betrag des Grundkapitals der Garantin. Soweit eine Anpassung des Wandlungspreises aufgrund dieses § 10(n) nicht durchgeführt werden kann, ist die Garantin nicht dazu verpflichtet, den Gläubigern eine Barauszahlung oder anderes als Ausgleich anzubieten.

(n) No adjustment to the Conversion Price will be made to the extent that the Conversion Price for one Settlement Share would thereby be reduced below the notional par value in the Guarantor's share capital (§ 9(1) of the AktG) effective as of the date of such adjustment. Without prejudice to the foregoing, upon any event which, but for this § 10(n), would result in an adjustment to the Conversion Price to an amount which is less than the notional par value in the Guarantor's share capital, pursuant to the foregoing provisions, the calculation of any subsequent adjustments will be made on the amount of the Conversion Price which would have resulted, had this § 10(n) not applied. If the result of such adjustments is below the notional par value in the Guarantor's share capital, the Conversion Price will be the notional par value in the Guarantor's share capital. To the extent that an adjustment to the Conversion Price cannot occur as a result of this § 10(n), the Guarantor will not be obliged to compensate the Holders by a cash payment or in any other way.

Die Emittentin wird eine Anpassung des Wandlungspreises und/oder jede andere Anpassung der Bedingungen des Wandlungsrechts unverzüglich gemäß § 14 bekannt machen.

The Issuer will give notice in accordance with § 14 of an adjustment to the Conversion Price and/or any other adjustment to the terms of the Conversion Right without undue delay.

(o) In diesem § 10 bezeichnet:

(o) In this § 10:

"Angemessener Marktwert" den angemessenen Marktwert einer Ausschüttung am Stichtag (berechnet je Aktie), wie er von der Berechnungsstelle festgelegt wird.

"Fair Market Value" means the fair market value of a Distribution on the Record Date (calculated on a per share basis) as determined by the Calculation Agent.

"**Bezugsrechtswert**" (berechnet je Aktie):

(i) den von der EUREX auf Basis der Marktlage am letzten Handelstag vor Beginn des Bezugsrechtshandels ermittelten Wert des Rechts zum Bezug von Aktien oder der Wertpapiere mit Bezugs-, Options- oder Wandelrechten auf Aktien der Garantin oder zum Bezug der Sonstigen Wertpapiere; oder

(ii) falls ein solcher Wert (weil Optionen auf die Aktien an der EUREX nicht gehandelt werden oder aus sonstigen Gründen) von der EUREX nicht bekannt gegeben wird, den Schlusskurs der Bezugsrechte in XETRA am Ex-Tag; oder

(iii) falls ein solcher Kurs nicht feststellbar ist, den Wert des Bezugsrechts, der von der Berechnungsstelle bestimmt wird.

"**Durchschnittlicher Marktpreis**" den einfachen rechnerischen Durchschnitt der Aktienkurse an jedem Handelstag für den kürzesten der nachfolgenden Zeiträume (vorausgesetzt, dass ein Zeitraum mindestens einen Handelstag umfasst):

(i) die zehn aufeinander folgenden Handelstage, die dem jeweiligen Stichtag vorangehen; oder

(ii) den Zeitraum, der am ersten Handelstag nach dem Tag beginnt, an dem die maßgebliche Ausgabe oder Ausschüttung zuerst öffentlich bekannt gemacht wurde, und an dem Handelstag endet, der dem jeweiligen Stichtag vorangeht; oder

(iii) den Zeitraum, der am Ex-Tag der letzten Ausgabe oder Ausschüttung beginnt, für die eine Anpassung erforderlich ist, und der am letzten Handelstag vor dem jeweiligen Stichtag endet.

"**Ex-Tag**" jeweils den ersten Handelstag, an dem die Aktie "ex Dividende" bzw. "ex Bezugsrecht" oder ohne sonstige Rechte, auf

"**Subscription Value**" means (calculated on a per share basis):

(i) the value of the right to subscribe own shares or securities with subscription or option or conversion rights in relation to shares of the Guarantor or to subscribe Other Securities, as determined by EUREX on the basis of the market situation prevailing on the Trading Day before the subscription right commences to be traded; or

(ii) if such value is not published by EUREX (because options on the shares are not traded on EUREX or for any other reason), the closing price of the subscription rights on XETRA on the Ex Date; or

(iii) if such price is not available, the value of the subscription right which will be determined by the Calculation Agent.

"**Average Market Price**" means the simple arithmetic average of the Share Prices for the shorter of (with the proviso that any period will at least last one Trading Day):

(i) ten consecutive Trading Days prior to the relevant Record Date; or

(ii) the period commencing on the Trading Day next succeeding the first public announcement of the relevant issuance or distribution and ending on the Trading Day prior to the relevant Record Date; or

(iii) the period, commencing on the Ex Date with respect to the next preceding issuance or distribution for which an adjustment is required, and ending on the last Trading Day prior to the relevant Record Date.

"**Ex Date**" means the first Trading Day on which the shares are traded "ex dividend" or "ex subscription right" or ex any other rights

die vom Aktienkurs für die jeweils in Bezug genommene Ausschüttung von Zeit zu Zeit ein Abschlag auf den Kurs der Aktien gemacht wird, gehandelt wird.

which, in view of the respective distribution, are deducted from time to time from the price of the shares.

"Stichtag" entweder (A) den relevanten Zeitpunkt für die Bestimmung der Berechtigung der Aktionäre der Garantin, die Rechte, Bezugsrechte, Options- oder Wandlungsrechte, Ausschüttungen, Erwerberaktien oder Aktien des übernehmenden Rechtsträgers erhalten, oder, falls früher (B) den Handelstag, der dem Ex-Tag unmittelbar vorangeht.

"Record Date" means the time and date being the earlier of (A) the relevant time of the determination of the entitlement of shareholders of the Guarantor to receive rights, subscription rights, option or conversion rights, Distributions, Transferee Shares or Acquiring Entity Shares, or (B) the Trading Day which immediately precedes the Ex Date.

"Ungewöhnlich hohe Bardividende": Wenn am Stichtag der sich für eine Aktie ergebende Gesamtbetrag berechnet je Aktie (x) einer Bardividende zuzüglich (y) den Beträgen aller übrigen Bardividenden auf Aktien, bei denen der Ex-Tag innerhalb der letzten aufeinanderfolgenden 365 Tage vor dem Stichtag lag (wobei für den Fall, daß innerhalb dieses Zeitraums von 365 Tagen Bardividenden für zwei unterschiedliche Geschäftsjahre gezahlt worden sind, die erste Zahlung für das frühere Geschäftsjahr nicht berücksichtigt wird), den niedrigeren Wert (i) der Referenzdividende und (ii) 1,5% des einfachen rechnerischen Durchschnitts der Aktienkurse an jedem Handelstag während der Relevanten Periode erreicht oder übersteigt, ist **"Ungewöhnlich hohe Bardividende"** dieser übersteigende Betrag je Aktie abzüglich des Gesamtbetrags aller Bardividenden je Aktie, für die eine Anpassung des Wandlungspreises bereits durchgeführt worden ist und bei denen der Ex-Tag in der Relevanten Periode lag. Die Zahlung einer Dividende in Höhe der Vorzugsdividende der ausstehenden Vorzugsaktien (€ 0,03) stellt in keinem Fall eine Ungewöhnlich hohe Bardividende dar.

"Extraordinary Cash Dividend": If on the Record Date the aggregate amount per share of (x) any Cash Dividend together with (y) the amounts of all other Cash Dividends, for which the Ex Date occurred in the 365 consecutive day period prior to the Record Date (whereby, in a situation where Cash Dividends for two different financial years have been paid during this 365-day-period, the payments for the previous Financial Year will not be taken into account), equals or exceeds on a per share basis the lesser of (i) the Reference Dividend and (ii) 1.5 per cent. of the simple arithmetic average of the Share Prices for each Trading Day during the Relevant Period, the **"Extraordinary Cash Dividend"** shall be such excess per share minus the aggregate amount of all Cash Dividends for which a prior adjustment of the Conversion Price was previously made and for which the Ex Date occurred in the Relevant Period. The payment of a dividend in the amount of the preferred dividend on the outstanding preferred shares (€ 0.03) does not constitute an Extraordinary Cash Dividend.

Dabei gilt folgendes:

Where:

"Bardividende" den Gesamtbetrag einer Dividende in Geld (berechnet je Aktie), den die Garantin vor dem Abzug von Körperschaftsteuer und Quellensteuer auszahlt.

"Cash Dividend" means the total amount of any cash dividend (calculated on a per share basis) paid by the Guarantor prior to deduction of any corporation and withholding tax.

"Referenzdividende" ist der Betrag

"Reference Dividend" means the

sämtlicher Bardividenden der Garantin (berechnet je Aktie), die im unmittelbar vorhergehenden Geschäftsjahr beschlossen und ausgezahlt wurden, jedoch ausschließlich von Beträgen, die als Ungewöhnlich hohe Bardividende gelten.

Der Begriff **"Relevante Periode"** bezeichnet den Zeitraum, der am ersten Handelstag nach dem Ex-Tag für die zeitlich erste der zusammengerechneten Bardividenden beginnt und an dem Handelstag endet, der dem Ex-Tag für die Bardividende vorangeht, aufgrund derer die Ungewöhnlich hohe Bardividende berechnet wird, mit der Maßgabe, daß für den Fall, daß es während der letzten 365 Tage keinen Ex-Tag gab, die Relevante Periode den gesamten Zeitraum der 365 aufeinanderfolgenden Tage ausmacht.

"Verkaufsoptionswert" (berechnet je Aktie):

(i) den von der EUREX auf Basis der Marktlage am letzten Handelstag vor Beginn des Verkaufsoptionshandels ermittelten Wert der Verkaufsoption; oder

(ii) falls ein solcher Wert (weil Optionen auf die Aktien an der EUREX nicht gehandelt werden oder aus sonstigen Gründen) von der EUREX nicht bekannt gegeben wird, den Schlusskurs des Rechts zum Verkauf von Aktien am Ex-Tag; oder

(iii) falls ein solcher Wert nicht feststellbar ist, den Wert der Verkaufsoption, der von der Berechnungsstelle unter Berücksichtigung der Marktlage während des Zeitraums, in dem die maßgeblichen Verkaufsoptionen gehandelt werden, bestimmt wird.

§ 11 Kontrollwechsel und Verschmelzung

(a) Kontrollwechsel

(i) Wenn ein Kontrollwechsel eintritt, wird die Emittentin sobald wie möglich,

amount of all Cash Dividends of the Guarantor (calculated on a per share basis) which were resolved and paid during the immediately previous Financial Year, but excluding amounts deemed to have been an Extraordinary Cash Dividend.

"Relevant Period" means the period that commences on the first Trading Day after the Ex Date of the first of the aggregated Cash Dividends and ends on the Trading Day prior to the Ex Date with respect to the Cash Dividend which caused the calculation of the Extraordinary Cash Dividend, provided that in case there was no Ex Date during the last 365 consecutive day period, the Relevant Period shall be the entire period of the 365 consecutive days.

"Put Option Value" means (calculated on a per share basis):

(i) the value of the put option, as determined by EUREX on the basis of the market situation prevailing on the Trading Day before the put option commences to be traded; or

(ii) if such value is not published by EUREX (because options on the shares are not traded on EUREX or for any other reason), the closing price of the right to sell shares on the Ex Date; or

(iii) if such price is not available, the value of the put option which will be determined by the Calculation Agent taking into account the prevailing market conditions during the period in which the relevant put options are traded.

§ 11 Change of Control and Merger

(a) Change of Control

(i) If a Change of Control occurs, the Issuer will fix the Control Record Date

nachdem sie Kenntnis davon erhalten hat, den Kontrollstichtag bestimmen und den Kontrollwechsel, den gegebenenfalls gemäß § 11(a)(iii) angepassten Wandlungspreis und den Kontrollstichtag gemäß § 14 bekannt machen.

and give notice in accordance with § 14 of the Change of Control, the adjusted Conversion Price if adjusted in accordance with § 11(a)(iii) and the Control Record Date as soon as practicable after becoming aware thereof.

(ii) Falls die Emittentin gemäß § 11(a)(i) einen Kontrollwechsel bekannt gemacht hat, ist jeder Gläubiger nach seiner Wahl berechtigt, mit einer Frist von mindestens 10 Tagen mit Wirkung zum Kontrollstichtag alle oder einzelne seiner Schuldverschreibungen, die noch nicht gewandelt oder zurückgezahlt wurden, zu kündigen. In einem solchen Fall hat die Emittentin die betreffenden Schuldverschreibungen am Kontrollstichtag zu ihrem Nennbetrag zuzüglich etwaiger bis zu dem Kontrollstichtag (ausschließlich) aufgelaufener Zinsen zurückzuzahlen.

(ii) If the Issuer gives notice in accordance with § 11(a)(i) of a Change of Control, each Holder may at his option on giving not less than 10 days' notice effective the Control Record Date declare all or some only of his Bonds not previously converted or redeemed due. In such case the Issuer will redeem such Bonds at the Principal Amount plus accrued interest to but excluding the Control Record Date on the Control Record Date.

Eine Kündigungserklärung gemäß § 11(a)(ii) hat schriftlich oder mittels eingeschriebenen Brief gegenüber der Hauptzahlstelle zu erfolgen und ist unwiderruflich. Der betreffende Gläubiger hat dabei durch eine Bescheinigung seiner Depotbank nachzuweisen, dass er zu dem Zeitpunkt der Kündigung Inhaber der betreffenden Schuldverschreibung(en) ist.

A notice of termination pursuant to § 11(a)(ii) has to be effected by delivering a written notice or sending such notice by registered mail to the Principal Paying Agent and is irrevocable. The respective Holder has to demonstrate with a certificate from his Custodian that he is the holder of the respective Bond(s) at the time of the termination.

Wenn eine Schuldverschreibung von einem Gläubiger gemäß diesem § 11(a)(ii) zur vorzeitigen Rückzahlung fällig gestellt wird, kann dieser Gläubiger das Wandlungsrecht für diese Schuldverschreibung ab dem Zugang der Kündigungserklärung bei der Hauptzahlstelle gemäß § 11(a)(ii) nicht mehr ausüben.

If any Bond is declared due for early redemption by a Holder pursuant to this § 11(a)(ii), the Conversion Right in respect of such Bond may no longer be exercised by such Holder from the time of receipt of the notice of termination by the Principal Paying Agent pursuant to § 11(a)(ii).

(iii) Falls die Emittentin nach dem Begebungstag gemäß § 11(a)(i) einen Kontrollwechsel bekannt macht, wird bei jeder Ausübung von Wandlungsrechten an oder vor dem Kontrollstichtag der Wandlungspreis gemäß der nachstehenden Formel angepasst:

(iii) If the Issuer gives notice in accordance with § 11(a)(i) after the Issue Date of a Change of Control, then the Conversion Price upon any exercise of Conversion Rights on or before the Control Record Date will be adjusted pursuant to the following formula:

$$CP_a = \frac{CP}{1 + Pr \times \frac{c}{t}}$$

Dabei gilt folgendes:

CP_a = der angepasste Wandlungspreis;

CP = der Wandlungspreis an dem Tag, an dem der Kontrollwechsel eintritt.

Pr = die anfängliche Wandlungsprämie von 40%.

c = die Anzahl von Tagen ab dem Tag, an dem der Kontrollwechsel eintritt (einschließlich) bis zum Fälligkeitstermin (ausschließlich); und

t = die Anzahl von Tagen ab dem Begebungstag (einschließlich) bis zum Fälligkeitstermin (ausschließlich).

Eine Anpassung des Wandlungspreises erfolgt nicht, wenn bei Anwendung der vorstehenden Formel CP_a größer als CP wäre.

(iv) In diesem § 11(a):

"Kontrolle" bezeichnet entweder (i) direktes oder indirektes (im Sinne des § 22 WpHG) rechtliches oder wirtschaftliches Eigentum von Aktien, die zusammen mehr als 50 % der Stimmrechte der Garantin gewähren oder (ii) im Falle eines freiwilligen oder obligatorischen Übernahmeangebotes für Aktien der Garantin eine Situation, in der (x) Aktien, die sich bereits in der Kontrolle des Bieters und/oder von Personen, die mit dem Bieter zusammenwirken, befinden, und Aktien, für die bereits das Angebot angenommen wurde, zusammen mehr als 50 % der Stimmrechte der Garantin gewähren und (y) zur gleichen Zeit das Angebot unbedingt geworden ist.

"Kontrollstichtag" bezeichnet den von der Emittentin gemäß § 11(a) festgelegten Geschäftstag, der nicht weniger als 40 und nicht mehr als 60

$$CP_a = \frac{CP}{1 + Pr \times \frac{c}{t}}$$

where:

CP_a = the adjusted Conversion Price;

CP = the Conversion Price immediately prior to the date on which the Change of Control occurs;

Pr = the initial conversion premium of 40 per cent.

c = the number of days from and including the date the Change of Control occurs to but excluding the Maturity Date; and

t = the number of days from and including the Issue Date to but excluding the Maturity Date.

There will be no adjustment of the Conversion Price if CP_a would by applying the above formula be greater than CP.

(iv) In this § 11(a):

"Control" means either (i) direct or indirect (within the meaning of § 22 of the WpHG) legal or beneficial ownership of shares carrying, in the aggregate, more than 50 per cent. of the voting rights in the Guarantor, or (ii) in the event of a tender offer for shares of the Guarantor, whether mandatory or voluntary, a situation in which (x) shares already in control of the bidder and/or Persons acting in concert with the bidder and shares in relation to which the tender offer has already been accepted, carry in aggregate more than 50 per cent. of the voting rights in the Guarantor and (y) at the same time the offer has become unconditional.

"Control Record Date" means the Business Day fixed by the Issuer pursuant to § 11(a) which will be not less than 40 nor more than 60 days after

Tage nach dem Tag der Bekanntmachung des Kontrollwechsels bzw. der Verschmelzung gemäß § 14 liegen darf.

the notice of the Change of Control or the Merger, respectively, and which is published in accordance with § 14.

Ein "**Kontrollwechsel**" liegt vor, wenn (i) eine Person oder Personen, die gemeinsam handeln, Kontrolle über die Garantin erwirbt bzw. erwerben oder (ii) die Garantin ihr gesamtes oder nahezu gesamtes Vermögen veräußert.

A "**Change of Control**" occurs if (i) any Person or Persons acting in concert acquire Control of the Guarantor or (ii) the Guarantor disposes of all or substantially all of its assets.

(v) Die Regelungen des § 10(l), (m) und (n) gelten entsprechend.

(v) The provisions of § 10(l), (m) and (n) apply mutatis mutandis.

(b) Verschmelzung

(b) Merger

(i) Wenn eine Verschmelzung eintritt, wird die Emittentin an dem Tag, an dem die Eintragung der Verschmelzung in das Handelsregister der Garantin beantragt wurde, den Kontrollstichtag bestimmen und die Verschmelzung und den Kontrollstichtag gemäß § 14 bekannt machen.

(i) If a Merger occurs, the Issuer will fix the Control Record Date and give notice in accordance with § 14 of the Merger and the Control Record Date on the date on which application is made for a Merger to be entered into the commercial register of the Guarantor.

(ii) Falls die Emittentin gemäß § 11(b)(i) eine Verschmelzung bekannt gemacht hat, ist jeder Gläubiger nach seiner Wahl berechtigt, mit einer Frist von mindestens 10 Tagen mit Wirkung zum Kontrollstichtag alle oder einzelne seiner Schuldverschreibungen, die noch nicht gewandelt oder zurückgezahlt wurden, zu kündigen. In einem solchen Fall hat die Emittentin die betreffenden Schuldverschreibungen am Kontrollstichtag zu ihrem Nennbetrag zuzüglich etwaiger bis zu dem Kontrollstichtag (ausschließlich) aufgelaufener Zinsen zurückzuzahlen.

(ii) If the Issuer gives notice in accordance with § 11(b)(i) of a Merger, then each Holder may at his option on giving not less than 10 days' notice effective the Control Record Date declare all or some only of his Bonds not previously converted or redeemed due. In such case the Issuer will redeem such Bonds at the Principal Amount plus accrued interest to but excluding the Control Record Date on the Control Record Date.

Eine Kündigungserklärung gemäß § 11(b)(ii) hat schriftlich oder mittels eingeschriebenen Brief gegenüber der Hauptzahlstelle zu erfolgen und ist unwiderruflich. Der betreffende Gläubiger hat dabei durch eine Bescheinigung seiner Depotbank nachzuweisen, dass er zu dem Zeitpunkt der Kündigung Inhaber der betreffenden Schuldverschreibung(en) ist.

A notice of termination pursuant to § 11(b)(ii) has to be effected by delivering a written notice or sending such notice by registered mail to the Principal Paying Agent and is irrevocable. The respective Holder has to demonstrate with a certificate from his Custodian that he is the holder of the respective Bond(s) at the time of the termination.

Wenn eine Schuldverschreibung von

If any Bond is declared due for early

einem Gläubiger gemäß diesem § 11(b)(ii) zur vorzeitigen Rückzahlung fällig gestellt wird, kann dieser Gläubiger das Wandlungsrecht für diese Schuldverschreibung ab dem Zugang der Kündigungserklärung bei der Hauptzahlstelle gemäß § 11(b)(ii) nicht mehr ausüben.

redemption by a Holder pursuant to this § 11(b)(ii), the Conversion Right in respect of such Bond may no longer be exercised by such Holder from the time of receipt of the notice of termination by the Principal Paying Agent pursuant to § 11(b)(ii).

(iii) In diesem § 11(b) bezeichnet "Verschmelzung" eine Verschmelzung nach § 2 UmwG, bei der die Garantin übertragender Rechtsträger ist und bei der die Aktien des übernehmenden Rechtsträgers nicht an einem organisierten Markt im Europäischen Wirtschaftsraums notiert sind.

(iii) In this § 11(b) "Merger" means a merger according to § 2 of the UmwG in which the Guarantor is the transferor entity where the shares of the acquiring entity are not listed on a regulated market in the European Economic Area.

§ 12 Kündigungsrechte der Gläubiger

§ 12 Termination Rights of the Holders

(a) Jeder Gläubiger ist berechtigt, alle oder einzelne seiner Schuldverschreibungen zu kündigen und deren sofortige Rückzahlung zu ihrem Nennbetrag zuzüglich etwaiger bis zu dem Tag der Rückzahlung (ausschließlich) aufgelaufener Zinsen zu verlangen, falls:

(a) Each Holder will be entitled to declare all or some only of his Bonds due and demand immediate redemption of such Bonds at the Principal Amount plus accrued interest to but excluding the date of redemption as provided hereinafter, if:

(i) die Emittentin Kapital oder Zinsen oder eine andere Zahlung in Bezug auf die Schuldverschreibungen nicht innerhalb von 15 Tagen nach dem betreffenden Fälligkeitstag zahlt;

(i) the Issuer fails to pay principal or interest or any other amount in respect of the Bonds within 15 days from the relevant due date;

(ii) die Emittentin irgendeine andere Verpflichtung aus den Schuldverschreibungen nicht ordnungsgemäß erfüllt oder die Garantin ihren Verpflichtungen aus der Garantie oder der Verpflichtungserklärung nicht nachkommt und die Unterlassung, sofern sie nicht unheilbar ist, länger als 30 Tage fortdauert, nachdem die Emittentin (über die Hauptzahlstelle) hierüber eine Benachrichtigung von einem Gläubiger erhalten hat;

(ii) the Issuer fails to duly perform any other obligation arising from the Bonds or the Guarantor fails to comply with the Guarantee or the Undertaking and such default, except where such default is incapable of remedy, continues unremedied for more than 30 days after the Issuer (through the Principal Paying Agent) has received notice thereof from a Holder;

(iii) (A) eine gegenwärtige oder zukünftige Zahlungsverpflichtung im Zusammenhang mit einer Kredit- oder sonstigen Geldaufnahme der Emittentin oder der Garantin oder einer Tochtergesellschaft

(iii) (A) any present or future indebtedness of the Issuer or the Guarantor or any Subsidiary for or in respect of monies borrowed or raised is declared to be or otherwise becomes (or becomes capable of

aufgrund des tatsächlichen oder potentiellen Vorliegens einer Nichterfüllung oder eines Verzuges vorzeitig fällig gestellt oder sonstwie vorzeitig fällig wird (bzw. vorzeitig fällig gestellt oder sonstwie vorzeitig fällig werden könnte), oder (B) eine solche Zahlungsverpflichtung bei Fälligkeit oder innerhalb von fünf Geschäftstagen oder, falls länger, innerhalb der zutreffenden Nachfrist nicht erfüllt wird, oder (C) die Emittentin oder die Garantin oder eine Tochtergesellschaft einen Betrag, der unter einer bestehenden oder zukünftigen Garantie oder Gewährleistung im Zusammenhang mit einer Kredit- oder sonstigen Geldaufnahme zu zahlen ist, bei Fälligkeit oder innerhalb von fünf Geschäftstagen oder, falls länger, innerhalb der zutreffenden Nachfrist nicht zahlt, oder (D) aufgrund des Eintritts eines Ereignisses, das zur Durchsetzung einer von der Emittentin oder der Garantin oder einer Tochtergesellschaft für eine solche Zahlungsverpflichtung gewährten Sicherheit berechtigt, eine solche Durchsetzung erklärt wird, es sei denn, der Gesamtbetrag dieser Zahlungsverpflichtungen in jedem dieser Fälle unterschreitet EUR 5.000.000 (oder den entsprechenden Gegenwert in einer oder mehreren anderen Währung(en));

being declared) due and payable prior to its stated maturity as a result of any actual or potential default (however described), or (B) any such indebtedness is not paid when due or within five Business Days or, if longer, within any applicable grace period, as the case may be, or (C) the Issuer or the Guarantor or any Subsidiary fails to pay when due or within five Business Days or, if longer, within any applicable grace period, as the case may be, any amount payable by it under any present or future guarantee or indemnity for any moneys borrowed or raised, or (D) any security granted by the Issuer or the Guarantor or any Subsidiary for any such indebtedness is declared enforceable upon the occurrence of an event entitling to enforcement, unless in each case the aggregate amount of all such indebtedness is less than EUR 5,000,000 (or its equivalent in any other currency or currencies);

(iv) die Emittentin oder die Garantin oder eine Tochtergesellschaft ihre Zahlungen einstellt oder ihre Zahlungsunfähigkeit bekannt gibt, oder

(iv) the Issuer or the Guarantor or any Subsidiary suspends its payments or announces its inability to meet its financial obligations, or

(v) ein zuständiges Gericht gegen die Emittentin, die Garantin oder eine Tochtergesellschaft ein Insolvenzverfahren eröffnet, das nicht innerhalb von 60 Tagen nach dessen Eröffnung aufgehoben oder ausgesetzt worden ist, oder die Emittentin oder die Garantin oder eine Tochtergesellschaft ein solches Verfahren beantragt, oder

(v) a competent court opens insolvency proceedings against the Issuer, the Guarantor or any Subsidiary which has not been dismissed or stayed within 60 days after the commencement thereof, or the Issuer or the Guarantor or any Subsidiary institutes such a proceeding, or

(vi) die Emittentin oder die Garantin ihre Geschäftstätigkeit ganz oder überwiegend einstellt oder an Dritte (außer der

(vi) the Issuer or the Guarantor ceases its business operations in whole or in part or sells or otherwise transfers its assets in

Emittentin oder einer Tochtergesellschaft) alle oder wesentliche Teile ihrer Vermögenswerte veräußert oder anderweitig abgibt und dadurch der Wert des Vermögens des Q-Cells Konzerns wesentlich vermindert wird;

whole or in part to third parties (except for the Issuer and any Subsidiary) and this causes a substantial reduction of the value of the assets of the Q-Cells group;

(vii) die Emittentin oder die Garantin in Liquidation tritt, es sei denn, dies geschieht im Zusammenhang mit einer Verschmelzung oder einer anderen Form des Zusammenschlusses mit einer anderen Gesellschaft oder im Zusammenhang mit einer Umwandlung und die andere oder neue Gesellschaft übernimmt alle Verpflichtungen, die die Emittentin im Zusammenhang mit den Schuldverschreibungen eingegangen ist, bzw. alle Verpflichtungen, die die Garantin im Zusammenhang mit der Garantie eingegangen ist; oder

(vii) the Issuer or the Guarantor is wound up, unless this is effected in connection with a merger or another form of amalgamation with another company or in connection with a restructuring, and the other or the new company assumes all obligations of the Issuer arising in connection with the Bonds or all obligations of the Guarantor arising in connection with the Guarantee, as the case may be; or

(viii) in den Niederlanden oder der Bundesrepublik Deutschland ein Gesetz, eine Verordnung oder behördliche Anordnung Geltung erlangt, durch welche die Emittentin bzw. die Garantin rechtlich gehindert ist, die von ihr gemäß diesen Emissionsbedingungen bzw. der Garantie oder der Verpflichtungserklärung begründeten Verpflichtungen zu erfüllen und diese Lage nicht binnen 90 Tagen behoben ist; oder

(viii) any law, governmental order, decree or enactment will gain recognition in the Netherlands or the Federal Republic of Germany whereby the Issuer or the Guarantor, as the case may be, is legally prevented from performing its obligations as set forth in these Terms and Conditions or the Guarantee or the Undertaking, as the case may be, and this situation is not cured within 90 days; or

(ix) die Garantie oder die Verpflichtungserklärung nicht wirksam ist (oder die Garantin dies behauptet).

(ix) in the case the Guarantee or the Undertaking is not (or is claimed by the Guarantor not to be) in full force and effect.

Das Kündigungsrecht erlischt, falls der Kündigungsgrund vor Ausübung des Kündigungsrechts geheilt wurde.

The right to declare Bonds due will terminate if the situation giving rise to it has been cured before such right is exercised.

(b) Eine Kündigung gemäß § 12(a) hat schriftlich oder mittels eingeschriebenen Brief gegenüber der Hauptzahlstelle zu erfolgen. Der betreffende Gläubiger hat dabei durch eine Bescheinigung seiner Depotbank nachzuweisen, dass er zu dem Zeitpunkt der Kündigung Inhaber der

(b) A notice of termination pursuant to § 12(a) has to be effected by delivering a written notice or sending such notice by registered mail to the Principal Paying Agent. The respective Holder has to demonstrate with a certificate from his Custodian that he is the holder of the respective Bond(s) at the time of the

betreffenden Schuldverschreibung(en) ist.

termination.

(c) Wenn eine Schuldverschreibung von einem Gläubiger gemäß diesem § 12 zur vorzeitigen Rückzahlung fällig gestellt wird, kann dieser Gläubiger das Wandlungsrecht für diese Schuldverschreibung ab dem Zugang der Kündigungserklärung bei der Hauptzahlstelle gemäß § 12(b) nicht mehr ausüben.

(c) If any Bond is declared due for early redemption by a Holders pursuant to this § 12, the Conversion Right in respect of such Bond may no longer be exercised by such Holder from the time of receipt of the notice of termination by the Principal Paying Agent pursuant to § 12(b).

§ 13 Zahlstellen und Wandlungsstellen

(a) Die Citibank, N.A. ist die Hauptzahlstelle (die "**Hauptzahlstelle**"). Die Dexia Banque Internationale à Luxembourg ist die Zahlstelle in Luxemburg (gemeinsam mit der Hauptzahlstelle und etwaigen von der Emittentin nach § 13(b) bestellten zusätzlichen Zahlstellen, die "**Zahlstellen**"). Die Citibank, N.A. ist die anfängliche Hauptwandlungsstelle (die "**Hauptwandlungsstelle**"). Die Dexia Banque Internationale à Luxembourg ist die Wandlungsstelle in Luxemburg (gemeinsam mit der Hauptwandlungsstelle und etwaigen von der Emittentin nach § 13(b) bestellten zusätzlichen Wandlungsstellen, die "**Wandlungsstellen**"). Die Citibank, N.A. ist die Berechnungsstelle (die "**Berechnungsstelle**" und gemeinsam mit den Zahlstellen und Wandlungsstellen, die "**Verwaltungsstellen**"). Die Geschäftsräume der Verwaltungsstellen befinden sich unter den folgenden Adressen:

Hauptzahlstelle:
Citibank, N.A.
Citigroup Centre,
Canada Square, Canary Wharf,
London E14 5LB

Zahlstelle in Luxemburg:
Dexia Banque Internationale à Luxembourg
Transaction Execution Group
69 Route d'Esch
Luxemburg 2953

Hauptwandlungsstelle:
Citibank, N.A.
Citigroup Centre,
Canada Square, Canary Wharf,

§ 13 Paying Agents and Conversion Agents

(a) Citibank, N.A. will be the principal paying agent (the "**Principal Paying Agent**"). Dexia Banque Internationale à Luxembourg will be the paying agent in Luxembourg (together with the Principal Paying Agent and any additional paying agent appointed by the Issuer in accordance with § 13(b), the "**Paying Agents**"). Citibank, N.A. will be the principal conversion agent (the "**Principal Conversion Agent**"). Dexia Banque Internationale à Luxembourg will be the conversion agent in Luxembourg (together with the Principal Conversion Agent and any additional conversion agent appointed by the Issuer in accordance with § 13(b), the "**Conversion Agents**"). Citibank, N.A. will be the calculation agent (the "**Calculation Agent**" and together with the Paying Agents and Conversion Agents, the "**Agents**"). The addresses of the specified offices of the Agents are:

Principal Paying Agent:
Citibank, N.A.
Citigroup Centre,
Canada Square, Canary Wharf,
London E14 5LB

Paying Agent in Luxembourg:
Dexia Banque Internationale à Luxembourg
Transaction Execution Group
69 Route d'Esch
Luxembourg 2953

Principal Conversion Agent:
Citibank, N.A.
Citigroup Centre,
Canada Square, Canary Wharf,

London E14 5LB

Wandlungsstelle in Luxemburg:
Dexia Banque Internationale à Luxembourg
Transaction Execution Group
69 Route d'Esch
Luxemburg 2953

Berechnungsstelle:
Citibank, N.A.
Citigroup Centre,
Canada Square, Canary Wharf,
London E14 5LB

Jede Verwaltungsstelle ist von den Beschränkungen des § 181 BGB und etwaigen gleichartigen Beschränkungen des anwendbaren Rechts anderer Länder befreit.

In keinem Fall dürfen sich die Geschäftsräume einer Zahlstelle oder Wandlungsstelle innerhalb der Vereinigten Staaten oder ihrer Besitzungen befinden.

(b) Die Emittentin wird dafür sorgen, dass stets eine Hauptzahlstelle, eine Zahlstelle in Luxemburg, eine Hauptwandlungsstelle, eine Wandlungsstelle in Luxemburg und eine Berechnungsstelle vorhanden sind. Die Emittentin ist berechtigt, andere international anerkannte Banken als Zahlstellen und Wandlungsstellen zu bestellen. Die Emittentin ist weiterhin berechtigt, die Bestellung einer Bank zur Zahlstelle oder Wandlungsstelle zu beenden. Im Falle einer solchen Beendigung oder falls die bestellte Bank nicht mehr als Zahlstelle oder Wandlungsstelle tätig werden kann oder will, bestellt die Emittentin eine andere international anerkannte Bank als Zahlstelle oder gegebenenfalls als Wandlungsstelle. Eine solche Bestellung oder Beendigung der Bestellung ist unverzüglich gemäß § 14 oder, falls dies nicht möglich sein sollte, durch eine öffentliche Bekanntmachung in sonstiger geeigneter Weise bekannt zu machen. Die Emittentin wird ferner sicherstellen, dass jederzeit eine Zahlstelle in einem Mitgliedsstaat der Europäischen Union, sofern dies in irgendeinem Mitgliedsstaat der Europäischen Union möglich ist, besteht, die nicht gemäß der

London E14 5LB

Conversion Agent in Luxembourg:
Dexia Banque Internationale à Luxembourg
Transaction Execution Group
69 Route d'Esch
Luxembourg 2953

Calculation Agent:
Citibank, N.A.
Citigroup Centre,
Canada Square, Canary Wharf,
London E14 5LB

Each Agent will be exempt from the restrictions set forth in § 181 of the German Civil Code and similar restrictions of other applicable laws.

In no event will the specified office of a Paying Agent or a Conversion Agent be within the United States or its possessions.

(b) The Issuer will procure that there will at all times be a Principal Paying Agent, a Paying Agent in Luxembourg, a Principal Conversion Agent, a Conversion Agent in Luxembourg and a Calculation Agent. The Issuer is entitled to appoint other banks of international standing as Paying Agents and Conversion Agents. Furthermore, the Issuer is entitled to terminate the appointment of any Paying Agent and Conversion Agent. In the event of such termination or such bank being unable or unwilling to continue to act as Paying Agent or Conversion Agent, the Issuer will appoint another bank of international standing as Paying Agent or Conversion Agent, as the case may be. Such appointment or termination will be published without undue delay in accordance with § 14, or, should this not be possible, be published in another appropriate manner. The Issuer will at all times maintain a Paying Agent in an EU member state, if any, that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48//EC or any other European Union Directive implementing the conclusions of the ECOFIN Council meeting of 3 June 2003 on the taxation of savings income or any law

Richtlinie 2003/48/EG des Rates oder einer anderen die Ergebnisse des Ministerrattreffens der Finanzminister der Europäischen Union vom 3. Juni 2003 umsetzenden Richtlinie der Europäischen Union bezüglich der Besteuerung von Kapitaleinkünften oder gemäß eines Gesetzes, das eine solche Umsetzung bezweckt, zur Einbehaltung oder zum Abzug von Quellensteuern oder sonstigen Abzügen verpflichtet ist.

implementing or complying with, or introduced to conform to, such Directive.

(c) Alle Bestimmungen, Berechnungen und Anpassungen durch die Verwaltungsstellen erfolgen in Abstimmung mit der Emittentin und sind, soweit nicht ein offenkundiger Fehler vorliegt, in jeder Hinsicht endgültig und für die Emittentin und alle Gläubiger bindend.

(c) All determinations, calculations and adjustments made by any Agent will be made in conjunction with the Issuer and will, in the absence of manifest error, be conclusive in all respects and binding upon the Issuer and all Holders.

Jede Verwaltungsstelle kann den Rat eines oder mehrerer Rechtsanwälte oder anderer Sachverständiger einholen, deren Beratung oder Dienste sie für notwendig hält, und sich auf eine solche Beratung verlassen. Die Verwaltungsstellen übernehmen keine Haftung gegenüber der Emittentin bzw. den Gläubigern im Zusammenhang mit Handlungen, die in gutem Glauben in Übereinstimmung mit einer solchen Beratung begangen, unterlassen oder geduldet wurden.

Each Agent may engage the advice or services of any lawyers or other experts whose advice or services it deems necessary and may rely upon any advice so obtained. No Agent will incur any liability as against the Issuer or the Holders in respect of any action taken, or not taken, or suffered to be taken, or not taken, in accordance with such advice in good faith.

(d) Jede Verwaltungsstelle ist in dieser Funktion ausschließlich Beauftragte der Emittentin und der Garantin. Zwischen einer Verwaltungsstelle und den Gläubigern besteht, mit Ausnahme der in dem letzten Satz von § 8(b)(ii) geregelten Durchführung der Wandlung der Schuldverschreibungen, kein Auftrags- oder Treuhandverhältnis.

(d) Each Agent acting in such capacity, acts only as agent of the Issuer and the Guarantor. There is no agency or fiduciary relationship between any Agent and the Holders except as provided for in the last sentence of § 8(b)(ii) with respect to the conversion of the Bonds.

§ 14 Bekanntmachungen

(a) Alle Bekanntmachungen, die die Schuldverschreibungen betreffen, werden (sobald und solange die Schuldverschreibungen an der Luxemburger Wertpapierbörse notiert sind und die Regularien dieser Börse dies verlangen) entweder in einer führenden Tageszeitung

§ 14 Notices

(a) All notices regarding the Bonds shall be published (from the date on which the Bonds are listed on the Luxembourg Stock Exchange and so long as the Bonds remain listed on the Luxembourg Stock Exchange and the rules of that exchange so require) either in a leading daily newspaper having

mit allgemeiner Verbreitung in Luxemburg (voraussichtlich in d'Wort) oder auf der Internet-Seite der Luxemburger Börse unter www.bourse.lu veröffentlicht. Für das Datum und die Rechtswirksamkeit sämtlicher Bekanntmachungen ist die erste Veröffentlichung maßgeblich.

general circulation in Luxembourg (which is expected to be d'Wort) or on the website of the Luxembourg Stock Exchange on www.bourse.lu. Any notice will become effective for all purposes on the date of the first such publication.

(b) Die Emittentin wird zusätzlich alle die Schuldverschreibungen betreffenden Mitteilungen an das Clearingsystem zur Weiterleitung an die Gläubiger übermitteln. Jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

(b) In addition the Issuer shall deliver all notices concerning the Bonds to the Clearing System for communication by the Clearing System to the Holders. Any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.

(c) Die Emittentin wird zusätzlich alle die Schuldverschreibungen betreffenden Mitteilungen über eines oder mehrere elektronische Kommunikationssysteme bekanntmachen. Die Bekanntmachungen werden voraussichtlich jeweils auf Bloomberg und Reuters erscheinen.

(c) In addition the Issuer shall publish all notices concerning the Bonds by way of one or more electronic communication systems. It is expected that such notices will be communicated through the electronic communication systems of Bloomberg and Reuters.

§ 15 Darlehensvertrag; Sicherungsabtretung

§ 15 Loan Agreement; Security Assignment

(a) Darlehensvertrag

Die Emittentin zahlt aufgrund eines zwischen der Emittentin als Darlehensgeberin und der Garantin als Darlehensnehmerin abgeschlossenen Darlehensvertrages mit Datum vom 28. Februar 2007 (der "**Darlehensvertrag**") den Erlös aus dem Verkauf der Schuldverschreibungen sowie den Erlös aus dem Verkauf etwaiger zusätzlicher, gemäß § 16 begebener Schuldverschreibungen an die Garantin als Darlehen (das "**Darlehen**") aus.

Die Beträge und Fälligkeiten von Zahlungen auf das Darlehen entsprechen den Fälligkeiten von Zahlungen auf die Schuldverschreibungen.

Bei vorzeitiger Rückzahlung der Schuldverschreibungen ist das Darlehen entsprechend vorzeitig in Höhe der Zugehörigen Darlehensansprüche zurückzuzahlen.

Der Nennbetrag des Darlehens ermäßigt

(a) Loan Agreement

The Issuer, pursuant to a loan agreement dated 28 February 2007 (the "**Loan Agreement**") between the Issuer as lender and the Guarantor as borrower, disburses the proceeds from the sale of the Bonds as well as the proceeds from the sale of any additional Bonds issued by the Issuer in accordance with § 16 by way of a loan (the "**Loan**") to the Guarantor.

The amounts and due dates for payments under the Loan correspond to the due dates of the Bonds.

In the event of an early redemption of Bonds the Loan is likewise subject to early repayment in an amount equal to the respective Appertaining Claims.

The principal amount of the Loan will be

sich in Höhe des Zugehörigen Darlehensanspruchs, wenn die Schuldverschreibungen wirksam gemäß § 8 gewandelt werden (bzw. nach erfolgter Ausübung von Wandlungsrechten die Garantin gemäß § 8(d) Barzahlung anstatt Lieferung der Lieferaktien leistet) bzw. bei Ausübung der Aktienrückzahlungsoption gemäß § 5(e) durch Übertragung von Schuldverschreibungen.

Die Emittentin und die Garantin haben sich in dem Darlehensvertrag verpflichtet (vorbehaltlich der nachfolgenden Sätze), die Bestimmungen des Darlehensvertrages nicht zu ändern oder aufzuheben und alles zu unterlassen, was die an die Gläubiger gemäß der in § 15(b) beschriebenen Sicherungsabtretung abgetretenen Rechte der Gläubiger beeinträchtigen könnte.

(b) Sicherungsabtretung

(i) Die Emittentin hat gemäss den Bestimmungen des Darlehensvertrags ihre Ansprüche gegen die Garantin aus dem Darlehensvertrag auf Zahlung von Kapital in Höhe sämtlicher Zugehöriger Darlehensansprüche an die für Rechnung der Gläubiger handelnde Hauptzahlstelle als Sicherheit für die Ansprüche der Gläubiger auf Zahlung des Nennbetrags der Schuldverschreibungen abgetreten (die "**Sicherungsabtretung**"). Aufgrund der Sicherungsabtretung entfällt auf jede Schuldverschreibung ein Teilbetrag aus dem Darlehen (je ein "**Zugehöriger Darlehensanspruch**"), der sich nach folgender Formel bestimmt:

$$\text{Zugehöriger Darlehensanspruch} = \frac{\text{Darlehensnennbetrag}}{\text{Anzahl der Schuldverschreibungen}}$$

Hinsichtlich jeder Schuldverschreibung erfolgt die Sicherungsabtretung auflösend bedingt durch die Rückzahlung der Schuldverschreibung, für welche das Wandlungsrecht nicht ausgeübt wurde. Die Hauptzahlstelle ist ermächtigt, die Sicherungsabtretung für

reduced in an amount equal to the Appertaining Claim if the Bonds are validly converted pursuant to § 8 (or the Guarantor after the exercise of the Conversion Right makes a cash payment in lieu of delivery of Settlement Shares in accordance with § 8(d)) and in the case of an exercise of the Share Settlement Option pursuant to § 5(e) by delivery of Bonds, respectively.

The Issuer and the Guarantor have agreed in the Loan Agreement (subject to the following sentences) not to amend or terminate any provisions of the Loan Agreement and to refrain from anything which could impair the rights of the Holders under the Loan Agreement assigned to them pursuant to the security assignment described in § 15(b).

(b) Security Assignment

(i) Pursuant to the provisions of the Loan Agreement the Issuer has assigned the claims against the Guarantor for payment of principal under the Loan in an amount equal to the aggregate Appertaining Claims to the Principal Paying Agent acting on account of the Holders for purposes of securing the claims of the Holders with respect to the Principal Amount of the Bonds (the "**Security Assignment**"). Upon the Security Assignment, a partial amount of the Loan (each an "**Appertaining Claim**") will be attributable to each Bond, such partial amount being determined in accordance with the following formula:

$$\text{Appertaining Claim} = \frac{\text{Loan Principal Amount}}{\text{Number of Bonds}}$$

In respect of each Bond, such assignment for security purposes will be subject to the condition subsequent (*auflösende Bedingung*) of the redemption of the Bond in respect of which the Conversion Right has not been exercised. The Principal Paying

Rechnung der Gläubiger anzunehmen.

Agent shall be authorised to accept the Security Assignment on behalf of the Holders.

(ii) Der Zugehörige Darlehensanspruch, der sich auf eine Schuldverschreibung bezieht, ist mit der jeweiligen Schuldverschreibung untrennbar verbunden. Mit jeder Übertragung einer Schuldverschreibung gehen auch die Rechte des Gläubigers bezüglich des Zugehörigen Darlehensanspruchs über, ohne dass es dafür einer ausdrücklichen rechtsgeschäftlichen Erklärung bedarf. Jede gesonderte Verfügung über den Zugehörigen Darlehensanspruch, insbesondere jede gesonderte Abtretung, Verpfändung oder sonstige Belastung, ist nichtig. Bei Ausübung des Wandlungsrechts wird der Zugehörige Darlehensanspruch an die Garantin abgetreten und erlischt damit.

(ii) The Appertaining Claim related to each Bond is undetachable from the relevant Bond. Any transfer of a Bond results in the transfer of the rights of the Holder in relation to the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. In the event of the exercise of the Conversion Right the Appertaining Claim will be assigned to the Guarantor and expire therewith.

(iii) Ist über das Vermögen der Emittentin ein Insolvenzverfahren eröffnet, so dürfen die Gläubiger aus dem zur Sicherheit abgetretenen Zugehörigen Darlehensanspruch nur vorgehen, bzw. diesen zur Insolvenztabelle anmelden, sofern sie keine Forderung aus der Garantie geltend machen.

(iii) In case insolvency proceedings are formally opened against the property of the Issuer, Holders are only entitled to seek satisfaction in respect of the Appertaining Claim (and/or to file it with the insolvency register) if they do not assert their claim under the Guarantee.

§ 16 Begebung weiterer Schuldverschreibungen

Die Emittentin behält sich vor, von Zeit zu Zeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (mit Ausnahme, unter anderem, des Valutatags und des Verzinsungsbeginns) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen zusammengefasst werden, eine einheitliche Emission mit ihnen bilden und ihren Gesamtnennbetrag erhöhen. Der Begriff "Schuldverschreibungen" umfasst im Falle einer solchen Erhöhung auch solche zusätzlich begebenen Schuldverschreibungen.

§ 16 Issue of Additional Bonds

The Issuer reserves the right from time to time without the consent of the Holders to issue additional Bonds with identical terms (save for inter alia the issue date and the interest commencement date), so that the same shall be consolidated, form a single issue with and increase the aggregate principal amount of these Bonds. The term "Bonds" shall, in the event of such increase, also comprise such additionally issued Bonds.

§ 17 Ersetzung der Emittentin

(a) Die Emittentin (oder die Nachfolgeschuldnerin) ist jederzeit berechtigt, sofern sie sich nicht mit einer Zahlung von Kapital oder Zinsen oder einer anderen Zahlung aus den Schuldverschreibungen in Verzug befindet, ohne Zustimmung der Gläubiger, die Garantin oder jede andere Gesellschaft, deren stimmberechtigte Gesellschaftsanteile zu mehr als 90% direkt oder indirekt von der Garantin gehalten werden, an Stelle der Emittentin als Hauptschuldnerin (die "**Nachfolgeschuldnerin**") für alle Verpflichtungen aus und im Zusammenhang mit dieser Emission einzusetzen, vorausgesetzt, dass:

(i) die Nachfolgeschuldnerin alle Verpflichtungen der Emittentin in Bezug auf die Schuldverschreibungen übernimmt;

(ii) die Nachfolgeschuldnerin alle erforderlichen behördlichen Genehmigungen erhalten hat und berechtigt ist, an die Hauptzahlstelle die zur Erfüllung der Zahlungsverpflichtungen auf die Schuldverschreibungen zu zahlenden Beträge in Euro zu zahlen, ohne verpflichtet zu sein, jeweils in dem Land, in dem die Nachfolgeschuldnerin oder die Emittentin ihren Sitz oder Steuersitz haben, erhobene Steuern oder andere Abgaben jeder Art abzuziehen oder einzubehalten;

(iii) die Nachfolgeschuldnerin sich verpflichtet hat, jeden Gläubiger hinsichtlich solcher Steuern, Abgaben oder behördlichen Lasten freizustellen, die einem Gläubiger infolge der Ersetzung auferlegt werden;

(iv) die Garantin unwiderruflich und unbedingt gegenüber den Gläubigern die Zahlung aller von der Nachfolgeschuldnerin auf die Schuldverschreibungen zu zahlenden Beträge garantiert, und zwar zu

§ 17 Substitution of Issuer

(a) The Issuer (or the Substitute Debtor) may, without the consent of the Holders, if no payment of principal or of interest or any other amount in respect of the Bonds is in default, at any time substitute for the Issuer, either the Guarantor or any other company more than 90 per cent. of the voting shares or other equity interests of which are directly or indirectly owned by the Guarantor as principal debtor in respect of all obligations arising from or in connection with the Bonds (the "**Substitute Debtor**") provided that:

(i) the Substitute Debtor assumes all obligations of the Issuer in respect of the Bonds;

(ii) the Substitute Debtor has obtained all necessary governmental authorisations and may transfer to the Principal Paying Agent in Euro and without being obligated to deduct or withhold any taxes or other duties of whatever nature levied by the country in which the Substitute Debtor or the Issuer has its domicile or tax residence, all amounts required for the fulfilment of the payment obligations arising under the Bonds;

(iii) the Substitute Debtor has agreed to indemnify and hold harmless each Holder against any tax, duty, assessment or governmental charge imposed on such Holder as a result of such substitution;

(iv) the Guarantor irrevocably and unconditionally guarantees in favour of each Holder the payment of all sums payable by the Substitute Debtor in respect of the Bonds on terms equivalent to the terms of the Guarantee and undertakes for

Bedingungen, die den Bedingungen der Garantie entsprechen und sich zugunsten der Gläubiger verpflichtet, die Lieferaktien im Falle einer Wandlung bzw. Ausübung der Aktienrückzahlungsoption nach Maßgabe der Emissionsbedingungen auszugeben; und

the benefit of the Holders to deliver the Settlement Shares upon conversion or upon exercise of the Share Settlement Option, as the case may be, in accordance with the Terms and Conditions; and

(v) der Hauptzahlstelle jeweils ein Rechtsgutachten bezüglich der betroffenen Rechtsordnungen von anerkannten Rechtsanwälten vorgelegt werden, die bestätigen, dass die Bestimmungen in den vorstehenden § 17(a) erfüllt wurden.

(v) there shall have been delivered to the Principal Paying Agent an opinion or opinions with respect to the relevant jurisdictions of lawyers of recognised standing to the effect that the provisions of § 17(a) above have been satisfied.

(b) Jede Ersetzung ist gemäß § 14 bekanntzumachen. Im Zeitpunkt der Veröffentlichung der Bekanntmachung wird, sofern die Voraussetzungen gemäß § 17(a) erfüllt sind, die Ersetzung wirksam und wird die Emittentin von sämtlichen Verpflichtungen aus den Schuldverschreibungen befreit.

(b) Notice of any such substitution shall be published in accordance with § 14. Upon publication of such notice and provided that the requirements pursuant to § 17(a) have been fulfilled, the substitution shall take effect and the Issuer shall be discharged from any and all obligations under the Bonds.

(c) Im Falle einer Ersetzung gilt jede Bezugnahme in diesen Emissionsbedingungen auf die Emittentin ab dem Zeitpunkt der Ersetzung als Bezugnahme auf die Nachfolgeschuldnerin und jede Bezugnahme auf das Land, in dem die Emittentin ihren Sitz oder Steuersitz hat, gilt ab diesem Zeitpunkt als Bezugnahme auf das Land, in dem die Nachfolgeschuldnerin ihren Sitz oder Steuersitz hat.

(c) In the event of any such substitution, any reference in these Terms and Conditions to the Issuer shall from then on be deemed to refer to the Substitute Debtor and any reference to the country in which the Issuer is domiciled or resident for taxation purposes shall from then on be deemed to refer to the country of domicile or residence for taxation purposes of the Substitute Debtor.

§ 18 Vorlegungsfrist, Verjährung

Die Vorlegungsfrist gemäß § 801 Absatz 1 Satz 1 BGB für die Schuldverschreibungen beträgt zehn Jahre. Die Verjährungsfrist für Ansprüche aus den Schuldverschreibungen, die innerhalb der Vorlegungsfrist zur Zahlung vorgelegt wurden, beträgt zwei Jahre von dem Ende der betreffenden Vorlegungsfrist an.

§ 18 Presentation Period, Prescription

The period for presentation of the Bonds pursuant to § 801(1) sentence 1 of the German Civil Code (Bürgerliches Gesetzbuch - BGB) will be ten years. The period of limitation for claims under the Bonds presented during the period for presentation will be two years calculated from the expiration of the relevant presentation period.

§ 19 Schlussbestimmungen

(a) Form und Inhalt der Schuldverschreibungen sowie die Rechte und

§ 19 Final Clauses

(a) The form and content of the Bonds and the rights and duties of the Holders and the

Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach dem Recht der Bundesrepublik Deutschland.

Issuer will in all respects be governed by the laws of the Federal Republic of Germany.

(b) Erfüllungsort ist Frankfurt am Main, Bundesrepublik Deutschland.

(b) Place of performance is Frankfurt am Main, Federal Republic of Germany.

(c) Gerichtsstand für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstigen Verfahren ist, soweit rechtlich zulässig, Frankfurt am Main, Bundesrepublik Deutschland.

(c) To the extent legally permitted, the courts in Frankfurt am Main, Federal Republic of Germany will have jurisdiction for any action or other legal proceedings arising out of or in connection with the Bonds.

(d) Jeder Gläubiger ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen geltend zu machen gegen Vorlage:

(d) Any Holder may in any proceedings against the Issuer or to which the Holder and the Issuer are parties protect and enforce in his own name his rights arising under his Bonds on the basis of:

(i) einer Bescheinigung der Depotbank, die (A) den vollen Namen und die volle Anschrift des Gläubigers bezeichnet, (B) den gesamten Nennbetrag von Schuldverschreibungen angibt, die am Ausstellungstag dieser Bescheinigung den bei dieser Depotbank bestehenden Depots dieses Gläubigers gutgeschrieben sind und (C) bestätigt, dass die Depotbank dem Clearingsystem und der Hauptzahlstelle eine schriftliche Mitteilung gemacht hat, die die Angaben gemäß (A) und (B) enthält und Bestätigungsvermerke des Clearingsystems sowie des betroffenen Kontoinhabers bei dem Clearingsystem trägt sowie

(i) a certificate issued by his Custodian (A) stating the full name and address of the Holder, (B) specifying an aggregate principal amount of Bonds credited on the date of such statement to such Holder's securities account(s) maintained with his Custodian and (C) confirming that his Custodian has given a written notice to the Clearing System and the Principal Paying Agent containing the information specified in (A) and (B) and bearing acknowledgements of the Clearing System and the relevant account holder in the Clearing System and

(ii) einer von einem Vertretungsberechtigten des Clearingsystems oder der Hauptzahlungsstelle und der Hauptwandlungsstelle beglaubigten Ablichtung der Globalurkunde; oder

(ii) a copy of the Global Bond relating to the Bonds, certified as being a true copy by a duly authorised officer of the Clearing System or the Principal Paying Agent and the Conversion Agent; or

(iii) eines anderen in Rechtsstreitigkeiten in dem Land der Geltendmachung zulässigen Beweismittels.

(iii) any other means of proof permitted in legal proceedings in the country of enforcement.

(e) Für etwaige Rechtsstreitigkeiten vor deutschen Gerichten bestellt die Emittentin die Garantin Q-Cells AG, Guardianstraße 16, D-06766 Thalheim, zu ihrer

(e) For any legal disputes or other proceedings before German courts, the Issuer appoints the Guarantor Q-Cells AG, Guardianstraße 16, D-06766 Thalheim,

Zustellungsbevollmächtigten in Deutschland.

Germanyas its authorised agent for service of process in Germany.

(f) Die deutsche Version dieser Emissionsbedingungen ist bindend. Die englische Übersetzung dient nur Informationszwecken.

(f) The German version of these Terms and Conditions will be binding. The English translation is for information purposes only.

Annex

"**Affiliate**" bezeichnet in Bezug auf eine Person, jede Gesellschaft die unmittelbar oder mittelbar von dieser Person kontrolliert wird, jede Gesellschaft, die diese Person unmittelbar oder mittelbar kontrolliert und jede Gesellschaft, die mit dieser Person unmittelbar oder mittelbar gemeinsam kontrolliert wird. Für diese Zwecke bezeichnet "Kontrolle" einer Person oder einer Gesellschaft die Verfügung über die Mehrheit der Stimmrechte an der betreffenden Person oder Gesellschaft.

"**Affiliate**" means in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

"**Anleihe**" bezeichnet jede Verbindlichkeit im Hinblick auf Aufgenommene Gelder, die in der Form einer Schuldverschreibung, einer Urkunde (mit Ausnahme von Urkunden, die im Zusammenhang mit einer Verbindlichkeit im Hinblick auf Aufgenommene Gelder, die in der Form eines Darlehens über eine feste Laufzeit, eines revolvierenden Darlehens oder eines vergleichbaren Darlehens dokumentiert ist, ausgegeben werden), einer verbrieften Schuldverschreibung oder einer sonstigen Schuldverschreibung begeben oder hierdurch verbrieft sind; ausschließlich aller anderen Arten Aufgenommener Gelder;

"**Note**" means any obligation in relation to Borrowed Money that is in the form of, or represented by, a bond, note (other than notes delivered pursuant to an obligation in relation to Borrowed Money that is documented by a term loan agreement, revolving loan agreement or other similar credit agreement), certificated debt security or other debt security and shall not include any other type of Borrowed Money.

"**Aufgenommene Gelder**" bezeichnet jede Verbindlichkeit (mit Ausnahme von Verbindlichkeiten aus einem revolvierenden Kredit, hinsichtlich dessen keine noch nicht zurück geführten Kapitalauszahlungen ausstehen) zur Zahlung bzw. Rückzahlung aufgenommener Gelder (einschließlich Einlagen und Rückzahlungsverpflichtungen im Hinblick auf Ziehungen unter sog. Letters of Credit);

"**Borrowed Money**" means any obligation (excluding an obligation under a revolving credit arrangement for which there are no outstanding, unpaid drawings in respect of principal) for the payment or repayment of borrowed money (which term shall include, without limitation, deposits and reimbursement obligations arising from drawings pursuant to letters of credit);

"**Geeignete Garantie**" bezeichnet eine durch eine schriftliche Urkunde belegte Vereinbarung, gemäß derer sich die Garantin unwiderruflich verpflichtet (durch eine Zahlungsgarantie oder eine gleichwertige rechtliche Vereinbarung), alle Beträge zu zahlen, die im Rahmen einer Verbindlichkeit (die "**Zugrunde Liegende Verbindlichkeit**") fällig sind und deren Schuldner ein anderer ist (der "**Zugrunde Liegende Schuldner**"). Die nachfolgend aufgeführten Vereinbarungen sind keine Geeigneten Garantien: (i) Bürgschaften (*surety bonds*), Bürgschaftsversicherungen, Letters of Credit oder gleichwertige rechtliche Vereinbarungen oder (ii) Vereinbarungen, nach deren Bedingungen die

"**Qualifying Guarantee**" means an arrangement evidenced by a written instrument pursuant to which the Guarantor irrevocably agrees (by guarantee of payment or equivalent legal arrangement) to pay all amounts due under an obligation (the "**Underlying Obligation**") for which another party is the obligor (the "**Underlying Obligor**"). Qualifying Guarantees shall exclude any arrangement (i) structured as a surety bond, financial guarantee insurance policy, letter of credit or equivalent legal arrangement or (ii) pursuant to the terms of which the payment obligations of the Guarantor can be discharged, reduced, or otherwise altered or assigned (other than by operation of law) as a result of the occurrence or

Zahlungsverpflichtungen der Garantin infolge des Eintritts oder Nicht-Eintritts eines Ereignisses oder eines Umstandes (außer Zahlung) erfüllt, reduziert, oder anderweitig geändert oder abgetreten (es sei denn augrund Gesetzes) werden können. Der Vorteil aus einer Geeigneten Garantie muss geeignet sein, zusammen mit der Zugrunde Liegenden Verbindlichkeit geliefert, neu begründet, übertragen, abgetreten oder verkauft (jeweils soweit einschlägig) werden zu können.

non-occurrence of an event or circumstance (other than payment). The benefit of a Qualifying Guarantee must be capable of being transferred together with the delivery, novation, transfer, assignment or sale (as appropriate) of the Underlying Obligation.

"**Heilungsfrist**" bezeichnet die nach den Bedingungen der maßgeblichen Verbindlichkeit für Zahlungen auf diese am Ausgabetag oder, falls später, am Tag der Begebung der Schuldverschreibungen bzw. Entstehung dieser Verbindlichkeit, anwendbare Nachfrist;

"**Grace Period**" means the applicable grace period with respect to payments under the relevant Obligation under the terms of such Obligation in effect as of the later of the issue date of the Bonds and the date as of which such Obligation is issued or incurred;

"**Konkurs**" liegt vor, wenn die Garantin (a) aufgelöst wird (es sei denn, dies beruht auf einer Konsolidierung, Vermögensübertragung oder Verschmelzung); (b) insolvent wird oder nicht mehr in der Lage ist, ihre Verbindlichkeiten zu zahlen, oder es unterlässt, oder schriftlich in einem gerichtlichen oder aufsichtsrechtlichen Verfahren oder einem Verwaltungsverfahren oder einem diesbezüglichen Antrag schriftlich erklärt nicht mehr in der Lage zu sein, generell ihre Verbindlichkeiten bei Fälligkeit zu bezahlen; (c) eine allgemeine Abtretung, Vereinbarung oder einen allgemeinen Insolvenzvergleich mit ihren oder zugunsten ihrer Gläubiger abschließt; (d) ein Verfahren auf Erlass eines Urteils, in dem eine Insolvenz- oder Konkursfeststellung getroffen wird, oder auf Erlass einer sonstigen Rechtsschutzanordnung nach Insolvenz- oder Konkursgesetzen oder nach einem sonstigen vergleichbaren Gesetz, das die Rechte der Gläubiger betrifft, einleitet oder ein solches Verfahren gegen sie eingeleitet wird, oder ein Antrag auf ihre Auflösung oder Liquidation gestellt wird, und im Falle eines solchen Verfahrens oder eines solchen Antrags das Verfahren oder der Antrag (i) entweder zu einem Urteil, in dem eine Insolvenz- oder Konkursfeststellung getroffen wird, oder zum Erlass einer Rechtsschutzanordnung, oder zu einer Anordnung der Auflösung oder Liquidation führt, oder (ii) das Verfahren oder der Antrag nicht innerhalb von 30 Kalendertagen nach Eröffnung oder Antragstellung abgewiesen, aufgegeben, zurückgenommen oder ausgesetzt wird; (e) von einem

"**Bankruptcy**" means the Guarantor (a) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (b) becomes insolvent or is unable to pay its debts or fails or admits in writing in a judicial, regulatory or administrative proceeding or filing its inability generally to pay its debts as they become due; (c) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (d) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (i) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (ii) is not dismissed, discharged, stayed or restrained in each case within thirty calendar days of the institution or presentation thereof; (e) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (f) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (g) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets

Beschluss über ihre Auflösung, offizielle Verwaltung oder Liquidation betroffen wird, (es sei denn, ein solcher Beschluss beruht auf einer Konsolidierung, Vermögensübertragung oder Verschmelzung); (f) die Bestellung eines Verwalters, vorläufigen Liquidators, Konservators, Zwangsverwalters, Treuhänders, Verwahrers oder einer anderen Person mit vergleichbarer Funktion für sich oder ihre gesamten oder wesentlichen Teile ihrer Vermögensgegenstände beantragt oder einer solchen unterstellt wird; (g) bzw. eine besicherte Partei sämtliche oder einen wesentlichen Teil sämtlicher Vermögensgegenstände der Garantin in Besitz nimmt oder hinsichtlich aller oder eines wesentlichen Teils aller Vermögensgegenstände der Garantin eine Beschlagnahme, Pfändung, Sequestration oder ein anderes rechtliches Verfahren eingeleitet, durchgeführt oder vollstreckt wird und die besicherte Partei den Besitz für 30 Kalendertage danach behält oder ein solches Verfahren nicht innerhalb von 30 Kalendertagen danach abgewiesen, aufgegeben, zurückgenommen oder ausgesetzt wird oder (h) ein auf sie bezogenes Ereignis herbei führt, welches nach den anwendbaren Vorschriften einer Rechtsordnung eine den in (a) bis (g) (einschließlich) genannten Fällen vergleichbare Wirkung hat, oder ein solches Ereignis eintritt.

and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within thirty calendar days thereafter; or (h) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (a) to (g) (inclusive).

Eine Verbindlichkeit fällt unter das "**Nicht Nachrangig Verbindlichkeitsmerkmal**", wenn sie (a) nicht Nachrangig gegenüber einer nicht nachrangigen Verbindlichkeit der Garantin für Aufgenommene Gelder ist bzw. (b) falls die Verbindlichkeit eine Geeignete Garantie ist, die Zugrunde Liegende Verbindlichkeit nicht Nachrangig gegenüber einer nicht nachrangigen Verbindlichkeit des Zugrunde Liegenden Schuldners für Aufgenommene Gelder ist.

An obligation shall be deemed to have the "**Not Subordinated Obligation Characteristic**" if (a) it is not Subordinated to any unsubordinated Borrowed Money obligation of the Guarantor and (b) if the obligation is a Qualifying Guarantee, the Underlying Obligation is not Subordinated to any unsubordinated Borrowed Money obligation of the Underlying Obligor.

"**Nichtzahlung**" liegt vor, wenn die Garantin es nach Ablauf der auf die betreffende Verbindlichkeit anwendbaren Heilungsfrist (nach Eintritt etwaiger aufschiebender Bedingungen für den Beginn einer solchen Heilungsfrist) unterlässt, im Hinblick auf eine oder mehrere Verbindlichkeiten Zahlungen bei Fälligkeit und am Erfüllungsort gemäß den zum Zeitpunkt der Unterlassung geltenden Bedingungen der betreffenden Verbindlichkeiten zu leisten, deren Gesamtbetrag mindestens USD 1.000.000 (bzw. dem diesen zum Zeitpunkt des Vorliegens der

"**Failure to Pay**" means, after the expiration of any applicable Grace Period (after the satisfaction of any conditions precedent to the commencement of such Grace Period), the failure by the Guarantor to make, when and where due, any payments in an aggregate amount of not less than USD 1,000,000 (or its equivalent in the Obligation Currency as of the occurrence of the relevant Failure to Pay) under one or more Obligations, in accordance with the terms of such Obligations at the time of such failure.

Nichtzahlung in der Verbindlichkeitswährung entsprechenden Betrag) entspricht.

"Regierungsbehörde" bezeichnet alle de facto oder de jure bestimmten Regierungsstellen (einschließlich der dazu gehörenden Behörden, Organe, Ministerien oder Dienststellen), Gerichte, Tribunale, Verwaltungs- und andere Behörden sowie sonstige privatrechtliche oder öffentlich-rechtliche juristische Personen (einschließlich der jeweiligen Zentralbank), die mit Aufsichtsfunktionen über Finanzmärkte der Garantin bzw. in der Rechtsordnung, in der sie gegründet wurde, betraut sind.

"Governmental Authority" means any *de facto* or *de jure* government (or any agency, instrumentality, ministry or department thereof), court, tribunal, administrative or other governmental authority or any other entity (private or public) charged with the regulation of the financial markets (including the central bank) of the Guarantor or of the jurisdiction of organization of the Guarantor.

Restrukturierung:

(A) **"Restrukturierung"** bedeutet, dass in Bezug auf eine oder mehrere Verbindlichkeiten und in Bezug auf einen Gesamtbetrag, der nicht unter USD 10.000.000 (bzw. dem diesen zum Zeitpunkt des Vorliegens der Restrukturierung in der Verbindlichkeitswährung entsprechenden Betrag) liegt, eines oder mehrerer der nachstehend beschriebenen Ereignisse in einer alle Inhaber der jeweiligen Verbindlichkeit bindenden Form eintritt, eine Vereinbarung zwischen der Garantin (oder im Falle einer Geeigneten Garantie und einer Zugrunde Liegenden Verbindlichkeit, dem Zugrunde Liegenden Schuldner) oder einer Regierungsbehörde und einer zur Bindung aller Inhaber der Verbindlichkeit ausreichenden Zahl von Inhabern der jeweiligen Verbindlichkeit getroffen wird, oder eine Ankündigung oder anderweitige, alle Inhaber der jeweiligen Verbindlichkeit bindende Anordnung durch den der Garantin (oder im Falle einer Geeigneten Garantie und einer Zugrunde Liegenden Verbindlichkeit, den Zugrunde Liegenden Schuldner) oder eine Regierungsbehörde erfolgt, und ein solches Ereignis nicht ausdrücklich am Tag der Begebung der Schuldverschreibungen bzw. Entstehung der Verbindlichkeit bzw., falls früher, am Ausgabetag für diese Verbindlichkeit geltenden Bedingungen bereits geregelt ist:

(i) eine Reduzierung des vereinbarten Zinssatzes oder des zu zahlenden

Restructuring:

(A) **"Restructuring"** means that, with respect to one or more Obligations and in relation to an aggregate amount of not less than USD 10,000,000 (or its equivalent in the Obligation Currency as of the occurrence of the relevant Restructuring), any one or more of the following events occurs in a form that binds all holders of such Obligation, is agreed between the Guarantor (or in the case of a Qualifying Guarantee and an Underlying Obligation, the Underlying Obligor) or a Governmental Authority and a sufficient number of holders of such Obligation to bind all holders of the Obligation or is announced (or otherwise decreed) by the Guarantor (or in the case of a Qualifying Guarantee and an Underlying Obligation, the Underlying Obligor) or a Governmental Authority in a form that binds all holders of such Obligation, and such event is not expressly provided for under the terms of such Obligation in effect as of the later of the issue date of the Bonds and the date as of which such Obligation is issued or incurred:

(i) a reduction in the rate or amount of interest payable or the amount of scheduled interest

Zinsbetrages, oder der vertraglich vorgesehenen aufgelaufenen Zinsen;

accruals;

(ii) eine Reduzierung des bei Fälligkeit oder zu den vereinbarten Amortisationsterminen zu zahlenden Kapitalbetrages oder Aufgeldes;

(ii) a reduction in the amount of principal or premium payable at maturity or at scheduled redemption dates;

(iii) ein Hinausschieben eines oder mehrerer Termine für (a) die Zahlung oder Entstehung von Zinsen oder (b) die Zahlung von Kapitalbeträgen oder von Aufschlägen;

(iii) a postponement or other deferral of a date or dates for either (a) the payment or accrual of interest or (b) the payment of principal or premium;

(iv) eine Veränderung in der Rangfolge der Zahlung auf eine Verbindlichkeit, die zu einer Nachrangigkeit dieser Verbindlichkeit gegenüber einer anderen Verbindlichkeit führt; oder

(iv) a change in the ranking in priority of payment of any Obligation, causing the Subordination of such Obligation to any other Obligation; or

(v) eine beliebige Änderung der Währung oder Zusammensetzung von Zins- oder Kapitalzahlungen in eine Währung, die keine Zulässige Währung ist.

(v) any change in the currency or composition of any payment of interest or principal to any currency which is not a Permitted Currency.

"**Zulässige Währung**" bezeichnet (i) das gesetzliche Zahlungsmittel eines G7-Landes (oder eines Landes, das Mitglied der G7 wird, wenn die G7 ihren Mitgliederkreis erweitert) oder (ii) das gesetzliche Zahlungsmittel eines anderen Landes, das im Zeitpunkt dieser Änderung Mitglied der OECD ist und ein Rating für langfristige Verbindlichkeiten in der Inlandswährung von mindestens AAA (vergeben von Standard & Poor's, The McGraw-Hill Companies, Inc., oder einer Nachfolge-Ratingagentur), mindestens Aaa (vergeben von Moody's Investors Service, Inc., oder einer Nachfolge-Ratingagentur) oder mindestens AAA (vergeben von Fitch Ratings oder einer Nachfolge-Ratingagentur) hat.

"**Permitted Currency**" means (i) the legal tender of any Group of 7 country (or any country that becomes a member of the Group of 7 if such Group of 7 expands its membership) or (ii) the legal tender of any country which, as of the date of such change, is a member of the Organization for Economic Cooperation and Development and has a local currency long-term debt rating of either AAA or higher assigned to it by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. or any successor to the rating business thereof, Aaa or higher assigned to it by Moody's Investors Service, Inc. or any successor to the rating business thereof or AAA or higher assigned to it by Fitch Ratings or any successor to the rating business thereof.

"**Nachrangigkeit**" bezeichnet bezüglich einer Verbindlichkeit (die "**Nachrangige Verbindlichkeit**") im Vergleich zu anderen Verbindlichkeiten der Garantin (die "**Nicht Nachrangige Verbindlichkeit**"), eine vertragliche, treuhänderische oder ähnliche Vereinbarung, die vorsieht, dass (1) bei der Liquidation, Auflösung, Umwandlung oder Abwicklung der Garantin Ansprüche von

"**Subordination**" means, with respect to an obligation (the "**Subordinated Obligation**") and another obligation of the Guarantor to which such obligation is being compared (the "**Senior Obligation**"), a contractual, trust or similar arrangement providing that (1) upon the liquidation, dissolution, reorganization or winding up of the Guarantor, claims of the holders of the

Inhabern der Vorrangigen Verbindlichkeit vor den Ansprüchen der Inhaber der Nachrangigen Verbindlichkeit befriedigt werden oder (2) dass die Inhaber der Nachrangigen Verbindlichkeit nicht zum Erhalt oder Einbehalt von Zahlungen in Bezug auf ihre Ansprüche gegen die Garantin berechtigt sind, solange sich die Garantin im Zahlungsrückstand oder anderweitig im Verzug mit Verpflichtungen aus der Nicht Nachrangigen Verbindlichkeit befindet. "**Nachrangig**" ist entsprechend auszulegen.

Senior Obligation will be satisfied prior to the claims of the holders of the Subordinated Obligation or (2) the holders of the Subordinated Obligation will not be entitled to receive or retain payments in respect of their claims against the Guarantor at any time that the Guarantor is in payment arrears or is otherwise in default under the Senior Obligation. "**Subordinated**" will be construed accordingly.

(B) Ungeachtet der vorstehenden Bestimmungen gelten nicht als Restrukturierung:

(i) Eine Zahlung in Euro auf Zinsen oder Kapital im Hinblick auf eine Verbindlichkeit, die in einer Währung eines Mitgliedsstaates der Europäischen Union ausgedrückt ist, der die gemeinsam Währung nach Maßgabe des Vertrags zur Gründung der Europäischen Gemeinschaft, geändert durch den Vertrag über die Europäische Union, einführt oder eingeführt hat;

(ii) der Eintritt, die Vereinbarung oder die Verkündung eines der in (A)(i) bis (v) genannten Ereignisse, sofern es auf administrativen, buchhalterischen, steuerlichen oder sonstigen Anpassungen, die im Rahmen der üblichen Geschäftspraxis vorgenommen werden, beruht; oder

(iii) der Eintritt, die Vereinbarung oder die Verkündung eines der in (A)(i) bis (v) genannten Ereignisse, sofern es auf Umständen beruht, die weder direkt noch indirekt mit einer Verschlechterung der Bonität oder finanziellen Situation der Garantin zusammenhängt;

(B) Notwithstanding the foregoing provisions, none of the following shall constitute a Restructuring:

(i) The payment in euros of interest or principal in relation to an Obligation denominated in a currency of a Member State of the European Union that adopts or has adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union;

(ii) the occurrence of, agreement to or announcement of any of the events described in (A)(i) to (v) above due to an administrative adjustment, accounting adjustment or tax adjustment or other technical adjustment occurring in the ordinary course of business; and

(iii) the occurrence of, agreement to or announcement of any of the events described in (A)(i) to (v) circumstances where such event does not directly or indirectly result from a deterioration in the creditworthiness or financial condition of the Guarantor.

(C) Für die Zwecke dieser Definition "Restrukturierung" schließt der Begriff Verbindlichkeit auch Zugrunde Liegende Verbindlichkeiten ein, für die die Garantin als Aussteller einer Geeigneten Garantie auftritt.

(C) For purposes of this definition "Restructuring", the term Obligation shall be deemed to include Underlying Obligations for which the Guarantor is acting as provider of a Qualifying Guarantee.

(D) Unbeschadet der in dieser Definition

(D) Notwithstanding anything to the contrary in

"Restrukturierung" enthaltenen Regelungen stellt der Eintritt, die Vereinbarung oder die Bekanntgabe eines der in (A)(i) bis (v) Ereignisse keine Restrukturierung dar, es sei denn, die Verbindlichkeit im Zusammenhang mit diesen Ereignissen ist eine Verbindlichkeit mehrerer Inhaber.

this definition "Restructuring", the occurrence of, agreement to or announcement of any of the events described in (A)(i) to (v) above shall not be a Restructuring unless the Obligation in respect of any such events is a Multiple Holder Obligation.

"Verbindlichkeit mehrerer Inhaber" bezeichnet eine Verbindlichkeit, die (i) im Zeitpunkt des Ereignisses, das ein Restrukturierung-Knock-out-Ereignis darstellt, von mehr als drei Inhabern gehalten wird, die nicht Affiliates voneinander sind, und (ii) hinsichtlich derer ein Anteil von mindestens zwei Drittel der Inhaber (gemäß den im Zeitpunkt des Ereignisses geltenden Bedingungen der Verbindlichkeit ermittelt) für die Zustimmung zu dem Ereignis erforderlich ist, das das Restrukturierung-Knock-out-Ereignis darstellt, wobei eine Verbindlichkeit, die eine Anleihe ist, die Voraussetzungen von vorstehend (ii) erfüllt.

"Multiple Holder Obligation" means an Obligation that (i) at the time of the event which constitutes a Restructuring Knock-out Event is held by more than three holders that are not Affiliates of each other and (ii) with respect to which a percentage of holders (determined pursuant to the terms of the Obligation as in effect on the date of such event) at least equal to sixty-six-and two-thirds is required to consent to the event which constitutes a Restructuring Knock-out Event, provided that any Obligation that is a Note shall be deemed to satisfy the requirement under (ii) above.

"Verbindlichkeit" bezeichnet jede Verbindlichkeit der Garantin (unmittelbar oder als Aussteller einer Geeigneten Garantie) der Kategorie Aufgenommene Gelder, die das Nicht Nachrangig Verbindlichkeitsmerkmal erfüllen; jeweils zum Tag an dem das ein Knock-out-Ereignis darstellende Ereignis eingetreten ist (und für die Zwecke der Bestimmung, ob eine Geeignete Garantie sich auf Aufgenommene Gelder bezieht und nicht Nachrangig ist, gilt, dass die Geeignete Garantie dieselbe Kategorie bzw. Kategorien erfüllt wie diejenigen, die hinsichtlich der Zugrunde Liegenden Verbindlichkeit beschrieben sind).

"Obligation" means any obligation of the Guarantor, either directly or as provider of a Qualifying Guarantee, of the category Borrowed Money and having the Not Subordinated Obligation Characteristic, in each case as of the date of the event which constitutes the relevant Knock-out Event (and, for the purposes of determining whether the Qualifying Guarantee relates to Borrowed Money and is not Subordinated, the Qualifying Guarantee shall be deemed to satisfy the same category or categories as those that describe the Underlying Obligation).

"Verbindlichkeitswährung" bezeichnet die Währung oder Währungen, in der oder denen die Verbindlichkeit ausgedrückt ist.

"Obligation Currency" means the currency or currencies in which an Obligation is denominated.

"Vorzeitige Fälligkeit von Verbindlichkeiten" tritt ein, wenn eine oder mehrere Verbindlichkeiten mit einer Gesamtsumme mindestens in Höhe von USD 10.000.000 (bzw. dem diesen zum Zeitpunkt des Vorliegens der betreffenden

"Obligation Acceleration" means one or more Obligations in an aggregate amount of not less than USD 10,000,000 (or its equivalent in the Obligation Currency as of the occurrence of the relevant Obligation Acceleration) have become due and payable

Vorzeitigen Fälligkeit von Verbindlichkeiten in der Verbindlichkeitswährung entsprechenden Betrag) durch oder aufgrund des Eintritts eines Verzugstatbestandes, Kündigungsgrunds (*Event of Default*) oder eines ähnlichen Umstandes oder Ereignisses vor ihrer ursprünglichen Fälligkeit fällig werden, es sei denn, es liegt ein Zahlungsverzug in Bezug auf die Garantin unter einer oder mehrerer Verbindlichkeiten vor.

before they would otherwise have been due and payable as a result of, or on the basis of, the occurrence of a default, event of default or other similar condition or event (however described), other than a failure to make any required payment, in respect of the Guarantor under one or more Obligations.

Die deutsche Version dieser Garantie ist bindend. Die englische Übersetzung dient nur Informationszwecken.

The German text of this Guarantee will be binding. The English translation is for information purposes only.

GARANTIE

der

Q-Cells Aktiengesellschaft
(Thalheim, Bundesrepublik Deutschland)
(die "**Garantin**")

gegenüber Citibank, N.A. (die "**Hauptzahlstelle**") zugunsten der Gläubiger der € 492.500.000 1,375% Garantierten Wandelschuldverschreibungen fällig 2012 mit Wandlungsrecht in auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Garantin (die "**Schuldverschreibungen**"), eingeteilt in untereinander gleichberechtigte, auf den Inhaber lautende Schuldverschreibungen im Nennbetrag von je € 100.000, die von der

Q-Cells International Finance B.V.
(einer mit beschränkter Haftung nach dem Recht der Niederlande errichteten Gesellschaft)
(die "**Emittentin**")

begeben worden sind, ISIN DE000A0LMY64.

GUARANTEE

of

Q-Cells Aktiengesellschaft
(Thalheim, Federal Republic of Germany)
(the "**Guarantor**")

to Citibank, N.A. (the "**Principal Paying Agent**") for the benefit of the Holders of the € 492,500,000 1.375% Guaranteed Convertible Bonds due 2012 convertible into no par-value ordinary bearer shares of the Guarantor (the "**Bonds**"), divided into bonds in bearer form with a principal amount of € 100,000 each, which rank *pari passu* among themselves, issued by

Q-Cells International Finance B.V.
(incorporated as a limited liability company under the laws of The Netherlands)
(the "**Issuer**")

ISIN DE000A0LMY64.

VORBEMERKUNG:

(A) Die Garantin möchte die ordnungsgemäße Zahlung von allen Beträgen, die nach Maßgabe der Emissionsbedingungen (die "**Emissionsbedingungen**") der von der Emittentin begebenen Schuldverschreibungen zu zahlen sind, garantieren.

(B) Es ist Sinn und Zweck dieser Garantie, sicherzustellen, dass die Gläubiger unter allen tatsächlichen und rechtlichen Umständen und unabhängig von Wirksamkeit und Durchsetzbarkeit der Verpflichtungen der Emittentin aus den Schuldverschreibungen und unabhängig von sonstigen Gründen, aufgrund derer die Emittentin ihre Verpflichtungen nicht erfüllt, alle nach Maßgabe der

WHEREAS:

(A) The Guarantor wishes to guarantee the due and punctual payment of any amounts payable by the Issuer in accordance with the terms and conditions of the Bonds (the "**Terms and Conditions**").

(B) The intent and purpose of this Guarantee is to ensure that the Holders under any and all circumstances, whether factual or legal, and irrespective of validity or enforceability of the obligations of the Issuer under the Bonds, or any other reasons on the basis of which the Issuer may fail to fulfil its obligations, receive on the respective due date any and all sums payable in accordance with the Terms and Conditions.

Emissionsbedingungen zu zahlenden Beträge erhalten.

ES WIRD FOLGENDES VEREINBART:

1 Die in dieser Garantie verwendeten und nicht anders definierten Begriffe haben die ihnen in den Emissionsbedingungen zugewiesene Bedeutung.

2 Garantie

(a) Die Garantin übernimmt gegenüber jedem Gläubiger (jeweils ein "**Gläubiger**") der Schuldverschreibungen (wobei dieser Begriff die Globalurkunde, welche die Schuldverschreibungen verbrieft, einschließt), die unbedingte und unwiderrufliche Garantie für die ordnungsgemäße und pünktliche Zahlung bei Fälligkeit von allen Beträgen, die gemäß den Emissionsbedingungen von der Emittentin zu zahlen sind.

(b) Diese Garantie begründet unmittelbare, unbedingte, nicht nachrangige und nicht besicherte Verbindlichkeiten der Garantin, die mindestens im gleichen Rang mit allen anderen gegenwärtigen und zukünftigen nicht nachrangigen und nicht besicherten Verbindlichkeiten der Garantin stehen, soweit bestimmte zwingende gesetzliche Bestimmungen nichts anderes vorschreiben.

(c) Verpflichtungserklärungen der Garantin

Solange noch Kapital- oder Zinsbeträge aus den Schuldverschreibungen ausstehen, jedoch nur bis zu dem Zeitpunkt, an dem alle auf die Schuldverschreibungen gemäß den Emissionsbedingungen zu zahlenden Beträge an Kapital und Zinsen dem Clearingsystem zur Verfügung gestellt worden sind, verpflichtet sich die Garantin

(i) für Kapitalmarktverbindlichkeiten (einschließlich hierfür abgegebener Garantien und Freistellungserklärungen) keine Sicherheiten in Bezug auf ihr gesamtes gegenwärtiges oder zukünftiges Vermögen oder ihre gesamten gegenwärtigen oder zukünftigen

IT IS AGREED AS FOLLOWS:

1 Terms used in this Guarantee and not otherwise defined herein shall have the meaning attributed to them in the Terms and Conditions.

2 Guarantee

(a) The Guarantor unconditionally and irrevocably guarantees towards each holder (each a "**Holder**") of each Bond (which expression shall include the Global Bond representing the Bonds) the due and punctual payment of any amounts which may be expressed to be payable by the Issuer, as and when the same shall become due and payable in accordance with the Terms and Conditions.

(b) This Guarantee constitutes direct, unconditional, unsubordinated and unsecured obligations of the Guarantor ranking at least pari passu with all other unsubordinated and unsecured obligations of the Guarantor, present and future save for certain mandatory exceptions provided by law.

(c) Undertakings of the Guarantor

So long that, as any amounts of interest or principal remain outstanding under the Bonds, but only up to the time all amounts of interest and principal payable to Holders under the Bonds in accordance with the Terms and Conditions have been placed at the disposal of the Clearing System, the Guarantor undertakes that

(i) it will not at any time create or permit to subsist any security interest upon the whole or any part of its present or future assets or revenues to secure any Capital Market Indebtedness (including any guarantees and indemnities given in

Einkünfte oder Teile ihres gegenwärtigen oder zukünftigen Vermögens oder ihrer gegenwärtigen oder zukünftigen Einkünfte zu gewähren oder bestehen zu lassen, und

respect thereof), and

(ii) sicherzustellen, dass keine Tochtergesellschaft für Kapitalmarktverbindlichkeiten (einschließlich hierfür abgegebener Garantien und Freistellungserklärungen) irgendwelche Sicherheiten in Bezug auf ihr gesamtes gegenwärtiges oder zukünftiges Vermögen oder ihre gegenwärtigen oder zukünftigen Einkünfte oder Teile ihres gegenwärtigen oder zukünftigen Vermögens oder ihrer gegenwärtigen oder zukünftigen Einkünfte gewährt oder bestehen lässt,

(ii) it will procure that no subsidiary will at any time create or permit to subsist any security interest upon the whole or any part of its present or future assets or revenues to secure any Capital Market Indebtedness (including any guarantees and indemnities given in respect thereof),

sofern nicht die Verpflichtungen der Garantin aus der Garantie gleichrangig und anteilig an einer solchen Sicherheit teilhaben, oder diesbezüglich eine Sicherheit oder Garantie oder Freistellungserklärung zu im wesentlichen gleichen Bedingungen gewährt wird.

unless at the same time or prior thereto, the Guarantor's obligations under the Guarantee are secured equally and rateably therewith or benefit from a security interest or guarantee or indemnity in substantially identical terms thereto, as the case may be.

Die Verpflichtung nach Satz 1 dieser Ziffer 2(c) findet keine Anwendung auf eine Sicherheit, die von einer Tochtergesellschaft der Garantin an gegenwärtigen oder zukünftigen Forderungen der Tochtergesellschaft gegen die Garantin bestellt wird, die aus der Weiterleitung als Darlehen des Erlöses aus der Begebung von Wertpapieren, die in Aktien der Tochtergesellschaft umgewandelt oder umgetauscht werden können, durch die Tochtergesellschaft entstehen, sofern diese Sicherheit der Besicherung der Ansprüche aus den jeweiligen Wertpapieren dient.

The undertaking pursuant to sentence 1 of this Clause 2(c) shall not apply to any security provided by any subsidiary of the Guarantor over any present or future claims of the finance subsidiary against the Guarantor arising from the onlending of the proceeds from the issuance by the subsidiary of any securities that are convertible or exchangeable into shares of the Guarantor, provided that any such security serves to secure obligations under such securities.

Die Verpflichtung nach Satz 1 dieser Ziffer 2(c) findet darüber hinaus keine Anwendung auf eine Sicherheit, die (i) nach dem anzuwendenden Recht zwingend notwendig oder (ii) als Voraussetzung einer staatlichen Genehmigung erforderlich ist.

The undertaking pursuant to sentence 1 of this Clause 2(c) shall also not apply to a security which is (i) mandatory according to applicable laws or (ii) required as a prerequisite for governmental approvals.

"Kapitalmarktverbindlichkeiten" bezeichnet eine gegenwärtige oder zukünftige Verpflichtung zur Rückzahlung

"Capital Market Indebtedness" means a present or future obligation for the repayment of money (including obligations by reason of

von Geldern (einschließlich Verpflichtungen aus Garantien oder anderen Haftungsvereinbarungen für Verbindlichkeiten von Dritten) aus Anleihen, Schuldverschreibungen oder anderen ähnlichen Instrumenten, soweit sie an einer Börse oder an einem anderen regulierten Wertpapiermarkt notiert, zugelassen oder gehandelt werden oder notiert, zugelassen oder gehandelt werden können, und Schuldscheine (wobei eine in Bezug auf einen Term Loan, einen revolvierenden Darlehensvertrag oder einen anderen, vergleichbaren Darlehensvertrag ausgestellte Beweisurkunde kein Schuldschein ist).

any guarantee or other liability agreement for obligations of third parties) that is borrowed through the issuance of bonds, debentures, notes or other similar debt securities which are, or are capable of being, quoted, listed or traded on a stock exchange or other regulated securities market, and Schuldscheine (provided that any note or certificate issued with respect to a term loan agreement, revolving loan agreement or other similar loan agreement will in no event constitute a Schuldschein).

(d) Die Verpflichtungen der Garantin aus dieser Garantie (i) sind selbständig und unabhängig von den Verpflichtungen der Emittentin aus den Schuldverschreibungen, (ii) bestehen unabhängig von der Rechtmäßigkeit, Gültigkeit, Verbindlichkeit oder Durchsetzbarkeit der Schuldverschreibungen und (iii) werden nicht durch Ereignisse, Bedingungen oder Umstände tatsächlicher oder rechtlicher Art berührt, außer durch die vollständige, endgültige und unwiderrufliche Erfüllung sämtlicher in den Schuldverschreibungen eingegangenen Zahlungsverpflichtungen.

(d) The obligations of the Guarantor under this guarantee (i) shall be separate and independent from the obligations of the Issuer under the Bonds, (ii) shall exist irrespective of the legality, validity and binding effect or enforceability of the Bond, and (iii) shall not be affected by any event, condition or circumstance of whatever nature, whether factual or legal, save the full, definitive and irrevocable satisfaction of any and all payment obligations expressed to be assumed under the Bonds.

(e) Im Falle einer Ersetzung der Emittentin durch eine Nachfolgeschuldnerin gemäß § 17 der Emissionsbedingungen erstreckt sich diese Garantie auf sämtliche von der Nachfolgeschuldnerin gemäß den Emissionsbedingungen zu zahlenden Beträge. Dies gilt auch dann, wenn die Nachfolgeschuldnerin die Verpflichtungen aus den Schuldverschreibungen unmittelbar von der Garantin übernommen hat.

(e) In the event of a substitution of the Issuer by a Substitute Debtor pursuant to § 17 of the Terms and Conditions, this Guarantee shall extend to any and all amounts payable by the Substitute Debtor pursuant to the Terms and Conditions. The foregoing shall also apply if the Substitute Debtor shall have assumed the obligations arising under the Bonds directly from the Guarantor.

(f) Sämtliche auf die Garantie zu zahlende Beträge werden unter Abzug von Steuern oder sonstigen Abgaben geleistet, falls ein solcher Abzug gesetzlich vorgeschrieben ist.

(f) All payments in respect of the Guarantee will be made with deduction of taxes or other duties, if such deduction is required by law.

Die Garantin ist nicht verpflichtet, wegen eines solchen Abzugs zusätzliche Beträge an Kapital und/oder Zinsen zu zahlen.

The Guarantor will not be obliged to pay any additional amounts of principal and/or interest as a result of such deduction.

3 Diese Garantie und alle darin enthaltenen

3 This Guarantee and all undertakings

Vereinbarungen stellen einen Vertrag zugunsten der jeweiligen Gläubiger als begünstigte Dritte gemäß § 328 Absatz 1 BGB dar. Sie begründen das Recht eines jeden Gläubigers, die Erfüllung der hierin eingegangenen Verpflichtungen unmittelbar von der Garantin zu fordern und diese Verpflichtungen unmittelbar gegenüber der Garantin durchzusetzen.

4 Die Hauptzahlstelle handelt nicht als Treuhänder oder in einer ähnlichen Eigenschaft für die Gläubiger.

5 Verschiedene Bestimmungen

(a) Diese Garantie unterliegt deutschem Recht.

(b) Erfüllungsort ist Frankfurt am Main.

(c) Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit der Garantie entstehenden Klagen oder sonstige Verfahren ist das Landgericht Frankfurt am Main.

(d) Jeder Gläubiger kann in jedem Rechtsstreit gegen die Garantin und in jedem Rechtsstreit, in dem er und die Garantin Partei sind, seine Rechte aus dieser Garantie auf der Grundlage einer von einer vertretungsberechtigten Person der Hauptzahlstelle beglaubigten Kopie dieser Garantie ohne Vorlage des Originals im eigenen Namen wahrnehmen und durchsetzen.

(e) Die Hauptzahlstelle verpflichtet sich, das Original dieser Garantie bis zur Erfüllung sämtlicher Verpflichtungen aus den Schuldverschreibungen und dieser Garantie zu verwahren.

6 Diese Garantie ist in deutscher Sprache abgefasst und mit einer Übersetzung in die englische Sprache versehen. Der deutsche Fassung der Garantie ist allein

contained herein constitute a contract for the benefit of the Holders from time to time as third party beneficiaries pursuant to § 328 (1) of the German Civil Code (*Bürgerliches Gesetzbuch* - BGB)[1]. They give rise to the right of each such Holder to require performance of the obligations undertaken herein directly from the Guarantor, and to enforce such obligations directly against the Guarantor.

4 The Principal Paying Agent does not act in a fiduciary or in any other similar capacity for the Holders.

5 Miscellaneous Provisions

(a) This Guarantee shall be governed by, and construed in accordance with, German law.

(b) Place of performance shall be Frankfurt am Main.

(c) The District Court (Landgericht) in Frankfurt am Main shall have non-exclusive jurisdiction for any action or other legal proceedings arising out of or in connection with the Guarantee.

(d) On the basis of a copy of this Guarantee certified as being a true copy by a duly authorised officer of the Principal Paying Agent, each Holder may protect and enforce in its own name its rights arising under this Guarantee in any legal proceedings against the Guarantor or to which such Holder and the Guarantor are parties, without the need for presentation of this Guarantee in such proceedings.

(e) The Principal Paying Agent agrees to hold the original copy of this Guarantee in custody until all obligations under the Bonds and this Guarantee have been fulfilled.

6 This Guarantee is written in the German language and provided with an English language translation. The German version of the Guarantee is the only legally binding

---

1 In English language translation § 328(1) of the German Civil Code reads as follows: "A contract may stipulate performance for the benefit of a third party, to the effect that the third party acquires the right directly to demand performance."

rechtsverbindlich. Die englische Übersetzung dient nur der Information.

version. The English translation is for convenience only.

Thalheim, 28. Februar 2007

Thalheim, 28 February 2007

Q-Cells Aktiengesellschaft

Durch:

____

Q-Cells Aktiengesellschaft

By:

____

Wir nehmen die Bedingungen der vorstehenden Garantie im Namen der Gläubiger ohne Obligo, Gewährleistung oder Haftung an.

We accept the terms of the above Guarantee on behalf of the Holders without recourse, warranty or liability.

London, 28. Februar 2007

London, 28 February 2007

Citibank, N.A.

Durch:

____

Citibank, N.A.

By:

____

Die deutsche Version dieser Verpflichtungserklärung ist bindend. Die englische Übersetzung dient nur Informationszwecken.

VERPFLICHTUNGSERKLÄRUNG
(die "Verpflichtungserklärung")

der

Q-Cells Aktiengesellschaft
(Thalheim, Bundesrepublik Deutschland)
(die "**Garantin**")

gegenüber Citibank, N.A. (die "**Hauptzahlstelle**") zugunsten der Gläubiger der € 492.500.000 1,375% Garantierten Wandelschuldverschreibungen fällig 2012 mit Wandlungsrecht in auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Garantin (die "**Schuldverschreibungen**"), eingeteilt in untereinander gleichberechtigte, auf den Inhaber lautende Schuldverschreibungen im Nennbetrag von je € 100.000, die von der

Q-Cells International Finance B.V.
(einer mit beschränkter Haftung nach dem Recht der Niederlande errichteten Gesellschaft)
(die "**Emittentin**")

begeben worden sind, ISIN DE000A0LMY64.

VORBEMERKUNG:

(A) Die Emittentin und die Garantin auf der einen Seite und ein Konsortium von Banken unter der Führung von Citigroup und Dresdner Kleinwort (die "**Manager**") auf der anderen Seite haben am 7. Februar 2007 einen Übernahmevertrag (der "**Übernahmevertrag**") abgeschlossen, wonach sich die Emittentin verpflichtet hat, 1,375% Garantierte Wandelschuldverschreibungen fällig 2012, ISIN DE000A0LMY64 (die "**Schuldverschreibungen**"), mit Wandlungsrecht in auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Garantin (die "**Lieferaktien**") auszugeben und an die Manager zu verkaufen. Die Schuldverschreibungen haben einen

The German text of this Undertaking will be binding. The English translation is for information purposes only.

UNDERTAKING
(the "Undertaking")

of

Q-Cells Aktiengesellschaft
(Thalheim, Federal Republic of Germany)
(the "**Guarantor**")

to Citibank, N.A. (the "**Principal Paying Agent**") for the benefit of the Holders of the € 492,500,000 1.375% Guaranteed Convertible Bonds due 2012 convertible into no par-value ordinary bearer shares of the Guarantor (the "**Bonds**"), divided into bonds in bearer form with a principal amount of € 100,000 each, which rank *pari passu* among themselves, issued by

Q-Cells International Finance B.V.
(incorporated as a limited liability company under the laws of The Netherlands)
(the "**Issuer**")

ISIN DE000A0LMY64.

WHEREAS:

(A) The Issuer and the Guarantor on the one hand and a syndicate of banks led by Citigroup and Dresdner Kleinwort (the "**Managers**") on the other hand have entered into a subscription agreement, dated 7 February 2007 (the "**Subscription Agreement**") pursuant to which the Issuer has undertaken to issue and sell to the Managers its 1.375% Guaranteed Convertible Bonds due 2012, ISIN DE000A0LMY64 (the "**Bonds**"), convertible into no par-value ordinary bearer shares of the Guarantor (the "**Settlement Shares**"). The Bonds are issued to and subscribed by the Managers on 28 February 2007 or such other date as the parties to the Subscription Agreement may agree (the "**Issue Date**") in an aggregate principal amount of € 492,500,000.

Gesamtnennbetrag von € 492.500.000 und werden am 28. Februar 2007 oder einem anderen zwischen den Parteien des Übernahmevertrages vereinbarten Termin (der "**Ausgabetag**") begeben.

(B) Die Emittentin hat aufgrund eines zwischen ihr als Darlehensgeberin und der Garantin als Darlehensnehmerin abgeschlossenen Darlehensvertrages mit Datum vom 28. Februar 2007 (der "**Darlehensvertrag**") den Erlös aus dem Verkauf der Schuldverschreibungen von den Managern unmittelbar an die Garantin als Darlehen auszahlen lassen (das "**Darlehen**").

Die Fälligkeiten von Zahlungen aus dem Darlehen entsprechen den Fälligkeiten von Zahlungen auf die Schuldverschreibungen.

Im Falle der Rückzahlung von Schuldverschreibungen gemäß § 5, § 11 oder § 12 der Emissionsbedingungen der Schuldverschreibungen (die "**Emissionsbedingungen**") ist das Darlehen entsprechend in Höhe des Zugehörigen Darlehensanspruchs zur Rückzahlung fällig.

Der Nennbetrag des Darlehens ermäßigt sich in Höhe des Zugehörigen Darlehensanspruchs, wenn die Schuldverschreibungen wirksam gemäß § 8 der Emissionsbedingungen gewandelt werden (bzw. nach erfolgter Ausübung von Wandlungsrechten die Garantin gemäß § 8(d) der Emissionsbedingungen Barzahlung anstatt Lieferung der Lieferaktien leistet) bzw. bei Ausübung der Aktienrückzahlungsoption gemäß § 5(e) der Emissionsbedingungen durch Übertragung von Schuldverschreibungen.

(C) Gemäß den Bestimmungen des Abtretungsvertrages vom 28. Februar 2007 hat die Emittentin die Ansprüche aus dem Darlehensvertrag gegen die Garantin auf Zahlung von Kapital in Höhe sämtlicher Zugehöriger Darlehensansprüche (§ 15(b)(i) der Emissionsbedingungen) an die Hauptzahlstelle für Rechnung der Gläubiger als Sicherheit für die Ansprüche auf Zahlung des Nennbetrags der Schuldverschreibungen

(B) Pursuant to a loan agreement dated 28 February 2007 (the "**Loan Agreement**") between the Issuer as lender and the Guarantor as borrower, the Issuer has caused the Managers to disburse to the Guarantor the proceeds from the sale of the Bonds directly to the Guarantor to fund the loan (the "**Loan**").

The due dates for payments under the Loan correspond to the due dates for payments under the Bonds.

In the event of a redemption of Bonds pursuant to § 5, § 11 or § 12 of the Terms and Conditions of the Bonds (the "**Terms and Conditions**"), the Loan is likewise subject to repayment in an amount equal to the respective Appertaining Claims.

The principal amount of the Loan will be reduced in an amount equal to the Appertaining Claim if the Bonds are validly converted pursuant to § 8 of the Terms and Conditions (or the Guarantor, after the exercise of the Conversion Right, makes a cash payment in lieu of delivery of Settlement Shares in accordance with § 8(d) of the Terms and Conditions) and in the case of an exercise of the Share Settlement Option pursuant to § 5(e) of the Terms and Conditions by delivery of Bonds, respectively.

(C) In accordance with the provisions of the Assignment Agreement, dated 28 February 2007, the Issuer has assigned the claims against the Guarantor for payment of principal under the Loan Agreement in an amount equal to the aggregate Appertaining Claims (§ 15(b)(i) of the Terms and Conditions) to the Principal Paying Agent acting on account of the Holders for purposes of securing the claims of the Holders for the

abgetreten. Bei der Abtretung entfällt auf jede Schuldverschreibung ein Teilbetrag aus dem Darlehen, der dem Zugehörigen Darlehensanspruch entspricht. Hinsichtlich jeder Schuldverschreibung erfolgt die Sicherungsabtretung auflösend bedingt durch die Rückzahlung der Schuldverschreibung, für welche das Wandlungsrecht nicht ausgeübt wurde.

payment of the Principal Amount of the Bonds. Upon such transfer, a partial amount of the Loan equal to the Appertaining Claim will be attributable to each Bond. In respect of each Bond, such transfer for security purposes will be subject to the condition subsequent (*auflösende Bedingung*) of the redemption of the Bond in respect of which the Conversion Right has not been exercised.

(D) Der Zugehörige Darlehensanspruch, der sich auf eine Schuldverschreibung bezieht, ist mit der jeweiligen Schuldverschreibung untrennbar verbunden. Mit der Übertragung einer Schuldverschreibung gehen auch die Rechte des Gläubigers bezüglich des Zugehörigen Darlehensanspruches über, ohne dass es dafür einer ausdrücklichen rechtsgeschäftlichen Erklärung bedarf. Jede gesonderte Verfügung über den Zugehörigen Darlehensanspruch, insbesondere jede gesonderte Abtretung, Verpfändung oder sonstige Belastung ist nichtig. Bei Ausübung des Wandlungsrechts wird der Zugehörige Darlehensanspruch an die Garantin abgetreten und erlischt damit.

(D) The Appertaining Claim related to each Bond is undetachable from the relevant Bond. Any transfer of a Bond results in the transfer of the rights of the Holder in relation to the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. In the event of the exercise of the Conversion Right the Appertaining Claim will be assigned to the Guarantor and expire therewith.

ES WIRD FOLGENDES VEREINBART:

IT IS AGREED AS FOLLOWS:

1 Die in dieser Verpflichtungserklärung verwendeten und nicht anders definierten Begriffe haben die ihnen in den Emissionsbedingungen zugewiesene Bedeutung.

1 Terms used in this Undertaking and not otherwise defined herein shall have the meaning attributed to them in the Terms and Conditions.

2 Verpflichtungserklärung

(a) Die Garantin gewährt hiermit unwiderruflich jedem Gläubiger das Recht, gemäß §§ 8 und 9 der Emissionsbedingungen jederzeit während des Ausübungszeitraums eine Schuldverschreibung mit Zugehörigem Darlehensanspruch ganz, nicht jedoch teilweise, in Lieferaktien zu wandeln. Die Garantin verpflichtet sich, gegebenenfalls Ausgleichsbeträge für Bruchteile von Lieferaktien gemäß § 8(c)(ii) der Emissionsbedingungen zu zahlen.

(b) Barzahlung anstatt Lieferung von

2 Undertaking

(a) The Guarantor hereby irrevocably grants to each Holder the right to convert, in accordance with §§ 8 and 9 of the Terms and Conditions, at any time during the Conversion Period each Bond together with the Appertaining Claim in whole, but not in part, into Settlement Shares. The Guarantor undertakes to pay compensation for fractions of Settlement Shares pursuant to § 8(c)(ii) of the Terms and Conditions, if any.

(b) Cash Payment in lieu of delivery of

Lieferaktien

(i) Falls die Garantin rechtlich gehindert ist, Lieferaktien aus bedingtem Kapital bei Ausübung des Wandlungsrechts zu begeben, ist sie berechtigt, einen Geldbetrag an den Gläubiger für die Lieferaktien zu zahlen, die die Garantin nicht begeben kann (der "**Barausgleichsbetrag**") anstatt Lieferaktien zu begeben. Der Barausgleichsbetrag wird von der Berechnungstelle gemäß § 8(d)(iii) der Emissionsbedingungen berechnet. Zinsen sind hinsichtlich eines Barausgleichsbetrages nicht zu zahlen.

(ii) Die Garantin wird nicht später als am fünften Geschäftstag nach dem Wandlungstag (schriftlich, per Telefax, oder auf andere Art und Weise unter Benutzung der in der Wandlungserklärung angegebenen Anschrift) den Gläubiger, der die Wandlungserklärung abgegeben hat, benachrichtigen, ob die Garantin einen Barausgleichsbetrag leisten muss, und zugleich die Tatsachen angeben, die das Recht der Garantin auf Leistung des Barausgleichsbetrages begründen (der Tag, an dem die Garantin eine solche Nachricht abschickt, wird nachfolgend als "**Benachrichtigungstag**" bezeichnet).

(iii) Die Berechnungsstelle berechnet den Barausgleichsbetrag als das Produkt aus (x) dem Aktuellen Marktwert und (y) der entsprechend § 8(a)(iii) der Emissionsbedingungen errechneten Gesamtzahl von Lieferaktien (ohne Rundung, einschließlich Bruchteilen), die die Garantin nach Ausübung des Wandlungsrechts zu begeben verpflichtet wäre aber die sie nicht begeben kann. § 8(c)(ii) der Emissionsbedingungen findet keine Anwendung.

"**Aktueller Marktwert**" bezeichnet, bezogen auf eine Lieferaktie, den Wert der Aktie, ermittelt auf Grundlage des einfachen rechnerischen Durchschnitts der Aktienkurse innerhalb eines Zeitraums von 15 aufeinander

Settlement Shares

(i) If due to legal reasons the Guarantor is unable to issue Settlement Shares from contingent capital upon the exercise of the Conversion Right, the Guarantor may pay to the Holder a cash amount in lieu of the issue of such Settlement Shares the Guarantor is unable to issue (the "**Cash Payment**"). Such Cash Payment will be determined by the Calculation Agent in accordance with § 8(d)(iii) of the Terms and Conditions. No interest will be payable with respect to a Cash Payment.

(ii) The Guarantor shall notify not later than on the fifth Business Day after the Conversion Date (in writing, by telefax, or otherwise using the address stated in the Conversion Notice) the Holder who has delivered a Conversion Notice whether the Guarantor has to effect a Cash Payment stating the facts which establish the right of the Guarantor to effect a Cash Payment (the day on which such notification is dispatched by the Guarantor is hereinafter referred to as the "**Notification Day**").

(iii) The Calculation Agent will determine the Cash Payment as the product of (i) the Current Market Value and (ii) such number of Settlement Shares (without rounding, including fractions) which is to be calculated in accordance with the provisions of § 8(a)(iii) of the Terms and Conditions which the Guarantor would otherwise be obliged to issue upon the exercise of the Conversion Right but is unable to issue. § 8(c)(ii) of the Terms and Conditions shall not apply.

"**Current Market Value**" means in respect of one Settlement Share the value of such share, determined on the basis of the simple arithmetic average of the Share Prices during a period of 15 consecutive Trading Days

folgenden Handelstagen beginnend an dem zweiten auf den Benachrichtigungstag folgenden Handelstag (der "**Berechnungszeitraum**"), gerundet auf zwei Dezimalstellen, wobei € 0,005 aufgerundet wird.

(iv) Die Garantin hat den Barausgleichsbetrag spätestens am zweiten Geschäftstag nach dem letzten Tag des Berechnungszeitraums zu zahlen.

(c) Die Garantin verpflichtet sich ferner, im Falle der Ausübung der Aktienrückzahlungsoption gemäß § 5(e) der Emissionsbedingungen die dabei nach Maßgabe der Emissionsbedingungen zu liefernde Anzahl von Lieferaktien an die Gläubiger auszugeben und zu liefern; in diesem Fall zahlt die Garantin zudem sämtliche etwaigen Verkehrsteuern oder sonstigen vergleichbaren Abgaben, die im Zusammenhang mit der Lieferung der Aktien durch die Hauptwandlungsstelle anfallen. Die Garantin verpflichtet sich schließlich, gegebenenfalls den Zusätzlichen Barbetrag je so getilgter Schuldverschreibung zu zahlen.

(d) Diese Verpflichtungserklärung begründet unmittelbare, nicht dinglich besicherte und nicht nachrangige Verbindlichkeiten der Garantin und steht im gleichen Rang mit allen anderen gegenwärtigen und zukünftigen nicht dinglich besicherten Verbindlichkeiten der Garantin, soweit nicht zwingende gesetzliche Bestimmungen etwas anderes vorschreiben.

3 Diese Verpflichtungserklärung und alle darin enthaltenen Vereinbarungen stellen einen Vertrag zugunsten der jeweiligen Gläubiger als begünstigte Dritte gemäß § 328 Absatz 1 BGB dar. Sie begründen das Recht eines jeden Gläubigers, die Erfüllung der hierin eingegangenen Verpflichtungen unmittelbar von der Garantin zu fordern und diese Verpflichtungen unmittelbar gegenüber der

beginning on the second Trading Day following the Notification Day (the "**Calculation Period**"), rounded to two decimal places with €0.005 being rounded upwards.

(iv) The Guarantor will make the Cash Payment not later than on the second Business Day following the last day of the Calculation Period.

(c) The Guarantor undertakes further that in the event of an exercise of the Share Settlement Option pursuant to § 5(e) of the Terms and Conditions it will issue and deliver to the Holders such number of Settlement Shares to be delivered in accordance with the Terms and Conditions; in this case the Guarantor will pay all transfer taxes and similar duties, if any, which may be imposed in connection with the delivery of the Settlement Shares by the Principal Conversion Agent. The Guarantor finally undertakes to pay the Additional Cash Amount per Bond so redeemed, if any.

(d) This Undertaking constitutes direct, unsecured and unsubordinated obligations of the Guarantor which rank pari passu with all other present and future unsecured obligations of the Guarantor, except as otherwise provided by mandatory rules of law.

3 This Undertaking and all undertakings contained herein constitute a contract for the benefit of the Holders from time to time as third party beneficiaries pursuant to § 328 (1) of the German Civil Code (*Bürgerliches Gesetzbuch* - BGB)[2]. They give rise to the right of each such Holder to require performance of the obligations undertaken herein directly from the Guarantor, and to enforce such obligations directly against the

[2] In English language translation § 328(1) of the German Civil Code reads as follows: "A contract may stipulate performance for the benefit of a third party, to the effect that the third party acquires the right directly to demand performance."

Garantin durchzusetzen.

Guarantor.

4 Die Hauptzahlstelle handelt nicht als Treuhänder oder in einer ähnlichen Eigenschaft für die Gläubiger.

4 The Principal Paying Agent does not act in a fiduciary or in any other similar capacity for the Holders.

5 Verschiedene Bestimmungen

5 Miscellaneous Provisions

(a) Diese Verpflichtungserklärung unterliegt deutschem Recht.

(a) This Undertaking shall be governed by, and construed in accordance with, German law.

(b) Erfüllungsort ist Frankfurt am Main.

(b) Place of performance shall be Frankfurt am Main.

(c) Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit der Verpflichtungserklärung entstehenden Klagen oder sonstige Verfahren ist das Landgericht Frankfurt am Main.

(c) The District Court (*Landgericht*) in Frankfurt am Main shall have non-exclusive jurisdiction for any action or other legal proceedings arising out of or in connection with the Undertaking.

(d) Jeder Gläubiger kann in jedem Rechtsstreit gegen die Garantin und in jedem Rechtsstreit, in dem er und die Garantin Partei sind, seine Rechte aus dieser Verpflichtungserklärung auf der Grundlage einer von einer vertretungsberechtigten Person der Hauptzahlstelle beglaubigten Kopie dieser Verpflichtungserklärung ohne Vorlage des Originals im eigenen Namen wahrnehmen und durchsetzen.

(d) On the basis of a copy of this Undertaking certified as being a true copy by a duly authorised officer of the Principal Paying Agent, each Holder may protect and enforce in its own name its rights arising under this Undertaking in any legal proceedings against the Guarantor or to which such Holder and the Guarantor are parties, without the need for presentation of this Undertaking in such proceedings.

(e) Die Hauptzahlstelle verpflichtet sich, das Original dieser Verpflichtungserklärung bis zur Erfüllung sämtlicher Verpflichtungen aus den Schuldverschreibungen und dieser Verpflichtungserklärung zu verwahren.

(e) The Principal Paying Agent agrees to hold the original copy of this Guarantee in custody until all obligations under the Bonds and this Undertaking have been fulfilled.

6 Diese Verpflichtungserklärung ist in deutscher Sprache abgefasst und mit einer Übersetzung in die englische Sprache versehen. Der deutsche Fassung der Verpflichtungserklärung ist allein rechtsverbindlich. Die englische Übersetzung dient nur der Information.

6 This Undertaking is written in the German language and provided with an English language translation. The German version of the Undertaking is the only legally binding version. The English translation is for convenience only.

Thalheim, 28. Februar 2007

Q-Cells Aktiengesellschaft

Durch:

____

Wir nehmen die Bedingungen der vorstehenden Verpflichtungserklärung im Namen der Gläubiger ohne Obligo, Gewährleistung oder Haftung an.

London, 28. Februar 2007

Citibank, N.A.

Durch:

____

Thalheim, 28 February 2007

Q-Cells Aktiengesellschaft

By:

____

We accept the terms of the above Undertaking on behalf of the Holders without recourse, warranty or liability.

London, 28 February 2007

Citibank, N.A.

By:

____

LOAN AGREEMENT

Die deutsche Version dieses Darlehensvertrags ist bindend. Die englische Übersetzung dient nur Informationszwecken.

DARLEHENSVERTRAG

(der "**Vertrag**")

zwischen

Q-Cells International Finance B.V.

(einer mit beschränkter Haftung nach dem Recht der Niederlande errichteten Gesellschaft)

(die "**Darlehensgeberin**" oder "**Emittentin**")

und

Q-Cells Aktiengesellschaft

(Thalheim, Bundesrepublik Deutschland)

(die "**Darlehensnehmerin**" oder "**Garantin**")

VORBEMERKUNG:

(A) Die Emittentin und die Garantin auf der einen Seite und ein Konsortium von Banken unter der Führung von Citigroup und Dresdner Kleinwort (die "**Manager**") auf der anderen Seite haben am 7. Februar 2007 einen Übernahmevertrag (der "**Übernahmevertrag**") abgeschlossen, wonach sich die Emittentin verpflichtet hat, 1,375% Garantierte Wandelschuldverschreibungen fällig 2012, ISIN DE000A0LMY64 (die "**Schuldverschreibungen**"), mit Wandlungsrecht in auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Garantin (die "**Lieferaktien**") auszugeben und an die Manager zu verkaufen. Die Schuldverschreibungen haben einen Gesamtnennbetrag von € 492.500.000, und werden am 28. Februar 2007 oder einem anderen zwischen den Parteien des Übernahmevertrages vereinbarten Termin (der "**Ausgabetag**") begeben.

(B) Die Emittentin hat sich in dem Übernahmevertrag verpflichtet, der Garantin den Emissionserlös aus den gemäß Vorbemerkung (A) begebenen

The German text of this Loan Agreement will be binding. The English translation is for information purposes only.

LOAN AGREEMENT

(the "**Agreement**")

between

Q-Cells International Finance B.V.

(incorporated as a limited liability company under the laws of The Netherlands)

(the "**Lender**" or "**Issuer**")

and

Q-Cells Aktiengesellschaft

(Thalheim, Federal Republic of Germany)

(the "**Borrower**" or "**Guarantor**")

WHEREAS:

(A) The Issuer and the Guarantor on the one hand and a syndicate of banks led by Citigroup and Dresdner Kleinwort (the "**Managers**") on the other hand have entered into a subscription agreement, dated 7 February 2007 (the "**Subscription Agreement**") pursuant to which the Issuer has undertaken to issue and sell to the Managers its 1.375% Guaranteed Convertible Bonds due 2012, ISIN DE000A0LMY64 (the "**Bonds**"), convertible into no par-value ordinary bearer shares of the Guarantor (the "**Settlement Shares**"). The Bonds are issued to and subscribed by the Managers on 28 February 2007 or such other date as the parties to the Subscription Agreement may agree (the "**Issue Date**") in an aggregate principal amount of € 492,500,000.

(B) The Issuer has undertaken in the Subscription Agreement to pass on to the Guarantor the proceeds from the issue of the Bonds pursuant to Recital (A) (the

Schuldverschreibungen (der **"Emissionserlös"**) ohne Abzüge als Darlehen an die Darlehensnehmerin zu gewähren. Der Übernahmevertrag bestimmt, dass der Emissionserlös von den Managern unmittelbar an die Garantin auszuzahlen ist.

"Proceeds"), as they are payable and received in accordance with the Subscription Agreement, without any deductions by way of loan. The Subscription Agreement provides that the Managers shall disburse the Proceeds directly to the Guarantor.

(C) Die Emissionsbedingungen der Schuldverschreibungen (die **"Emissionsbedingungen"**) sehen vor, dass die Ansprüche der Gläubiger auf Zahlung des Nennbetrags der Schuldverschreibungen durch die Ansprüche der Darlehensgeberin gegen die Darlehensnehmerin aus dem Darlehen auf Zahlung des Kapitals dieses Darlehens in Höhe sämtlicher Zugehöriger Darlehensansprüche (§ 15(b)(i) der Emissionsbedingungen) besichert werden.

(C) The Terms and Conditions of the Bonds (the **"Terms and Conditions"**) provide that the claims of the Holders for the payment of the Principal Amount of the Bonds are to be secured by the claims of the Lender against the Borrower under the Loan for payment of principal of the Loan in an amount equal to the aggregate Appertaining Claims (§ 15(b)(i) of the Terms and Conditions).

(D) Die Emissionsbedingungen sind als <u>**Anlage 1**</u> beigefügt.

(D) The Terms and Conditions are attached as <u>**Exhibit 1**</u>.

ES WIRD FOLGENDES VEREINBART:

IT IS AGREED AS FOLLOWS:

1 Die in diesem Vertrag verwendeten und nicht anders definierten Begriffe haben die ihnen in den Emissionsbedingungen zugewiesene Bedeutung.

1 Terms used in this Agreement and not otherwise defined herein shall have the meaning attributed to them in the Terms and Conditions.

2 Das Darlehen

(a) Die Darlehensgeberin gewährt der Darlehensnehmerin vorbehaltlich der Auszahlung des Emissionserlöses ein Darlehen (das **"Darlehen"**) im Nennbetrag von

€ 492.500.000

(in Worten: Euro vierhundertzweiundneunzig Millionen fünfhunderttausend)

(der **"Darlehensnennbetrag"**).

(b) Die Darlehensgeberin zahlt das Darlehen an dem Ausgabetag an die Darlehensnehmerin aus. Zur Auszahlung des Darlehens werden die Manager den Emissionserlös auf ein von der Darlehensnehmerin bestimmtes Konto der Darlehensnehmerin überweisen.

(c) Dieser Vertrag begründet unmittelbare,

2 The Loan

(a) Subject to disbursement of the Proceeds, the Lender grants to the Borrower a loan (the **"Loan"**) in the principal amount of

€ 492,500,000

(in words: euro four hundred ninety-two million five hundred thousand)

(the **"Loan Principal Amount"**).

(b) The Lender shall disburse the Loan to the Borrower on the Issue Date. The Loan shall be disbursed by payment by the Managers of the Proceeds to an account of the Borrower specified by the Borrower.

(c) This Agreement constitutes direct,

nicht dinglich besicherte und nicht nachrangige Verbindlichkeiten der Darlehensnehmerin, die im gleichen Rang mit allen anderen gegenwärtigen und zukünftigen nicht dinglich besicherten Verbindlichkeiten der Darlehensnehmerin stehen, soweit nicht zwingende gesetzliche Bestimmungen etwas anderes vorschreiben.

unsecured and unsubordinated obligations of the Borrower which rank *pari passu* with all other present and future unsecured obligations of the Borrower, except as otherwise provided by mandatory rules of law.

3 Sicherungsabtretung

(a) Mit Wirkung zum Ausgabetag wird die Darlehensgeberin die Ansprüche gemäß Ziffer 4(b) dieses Vertrages auf Zahlung des Kapitals des Darlehens in Höhe sämtlicher Zugehörigen Darlehensansprüche an die für Rechnung der Gläubiger handelnde Hauptzahlstelle in Übereinstimmung mit dem als **Anlage 2** beigefügten Abtretungsvertrag als Sicherheit für die Ansprüche der Gläubiger auf Zahlung des Nennbetrags der Schuldverschreibungen abtreten. Bei der Abtretung entfällt auf jede Schuldverschreibung ein Teilbetrag aus dem Darlehen, der dem Zugehörigen Darlehensanspruch entspricht.

(b) Der Zugehörige Darlehensanspruch, der sich auf eine Schuldverschreibung bezieht, ist mit der jeweiligen Schuldverschreibung untrennbar verbunden. Mit jeder Übertragung einer Schuldverschreibung gehen auch die Rechte des Gläubigers bezüglich des Zugehörigen Darlehensanspruchs über, ohne dass es dafür einer besonderen rechtsgeschäftlichen Erklärung bedarf. Jede gesonderte Verfügung über den Zugehörigen Darlehensanspruch, insbesondere jede gesonderte Abtretung, Verpfändung oder sonstige Belastung des Zugehörigen Darlehensanspruchs, ist nichtig. Bei Ausübung des Wandlungsrechts wird der Zugehörige Darlehensanspruch an die Darlehensnehmerin abgetreten und erlischt damit.

(c) Sämtliche weiteren Zahlungsansprüche aus diesem Vertrag, insbesondere die Ansprüche auf Zahlung von Zinsen, verbleiben bei der Darlehensgeberin und

3 Security Assignment

(a) With effect as of the Issue Date, the Lender shall assign the claims under Clause 4(b) of this Agreement for payment of principal of the Loan in an amount equal to the aggregate Appertaining Claims to the Principal Paying Agent acting on account of the Holders for purposes of securing the claims of the Holders for the payment of the Principal Amount of the Bonds in accordance with the assignment agreement attached hereto as **Exhibit 2**. Upon assignment, a partial amount of the Loan equal to the Appertaining Claim shall be attributable to each Bond.

(b) The Appertaining Claim related to each Bond is undetachable from the relevant Bond. Any transfer of a Bond results in the transfer of the rights of the Holder in relation to the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. In the event of the exercise of the Conversion Right by delivering Bonds the Appertaining Claim will be assigned to the Borrower and expire therewith.

(c) All further claims for payment under this Agreement, in particular the claims for payment of interest, shall remain with the Lender and are not assigned.

werden nicht abgetreten.

(d) Ist über das Vermögen der Darlehensnehmerin ein Insolvenzverfahren eröffnet, so dürfen die Gläubiger aus dem zur Sicherheit abgetretenen Zugehörigen Darlehensanspruch nur vorgehen, bzw. diesen zur Insolvenztabelle anmelden, sofern sie keine Forderung aus der Garantie geltend machen.

(d) In case insolvency proceedings are formally opened against the property of the Borrower, Holders are only entitled to seek satisfaction in respect of the Appertaining Claim (and/or to file it with the insolvency register) if they do not assert their claim under the Guarantee.

(e) Die Darlehensnehmerin wird die ihr von der Hauptwandlungsstelle nach § 8(b)(ii) der Emissionsbedingungen übertragenen Schuldverschreibungen unverzüglich auf die Darlehensgeberin übertragen; die Darlehensnehmerin wird Ansprüche aus den so übertragenen Schuldverschreibungen nicht geltend machen. Die Darlehensgeberin wird diese Schuldverschreibungen entwerten.

(e) The Borrower will transfer the Bonds transferred to it by the Principal Conversion Agent pursuant to § 8(b)(ii) of the Terms and Conditions to the Lender without undue delay and the Borrower will not exercise any rights in relation to such Bonds. The Lender will cancel such Bonds.

4 Zinsen; Rückzahlungen; Konfusion

4 Interest; Repayments; Discharge

(a) Der Darlehensnennbetrag wird mit einem gesondert festzulegenden jährlichen Zinssatz verzinst. An jedem Tag, an dem die Zahlung von Zinsen auf die Schuldverschreibungen fällig wird, wird ein Betrag, der mindestens diesen Zinsen entspricht, als Zinsen auf das Darlehen fällig. Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage der tatsächlichen Anzahl der in diesem Zeitraum verstrichenen Tage dividiert durch die tatsächliche Anzahl von Tagen (365 oder 366) im jeweiligen Jahr.

(a) The Loan Principal Amount shall bear interest at a rate per annum to be separately agreed. On each date on which payment of any interest in respect of the Bonds becomes due an amount equal to at least such interest amount shall be due as interest on the Loan. If interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the actual number of days elapsed in such period divided by the actual number of days (365 or 366) in the respective year.

(b) An dem Tag, an dem Kapital auf die Schuldverschreibungen gemäß § 5, § 11 oder § 12 der Emissionsbedingungen fällig und zahlbar ist, ist das Darlehen in Höhe der Zugehörigen Darlehensansprüche zur Rückzahlung fällig.

(b) On each date on which principal in respect of the Bonds is due and payable pursuant to § 5, § 11 or § 12 of the Terms and Conditions, the Loan shall be due for repayment in an amount equal to the respective Appertaining Claims.

(c) Falls und sobald die nach diesem Darlehensvertrag zu zahlenden Ansprüche durch die Gläubiger im Wege der Abtretung im Zusammenhang mit der Ausübung des Wandlungsrechts auf die Darlehensnehmerin übertragen werden, erlöschen im Umfang dieser Übertragung sämtliche Rechte und Ansprüche aus diesem Darlehensvertrag.

(c)If and when the claims payable under this Loan Agreement are transferred by Holders by way of assignment to the Borrower in connection with the exercise of the Conversion Right all rights and claims under this Loan Agreement shall expire to the extent of such transfer. This shall apply irrespectively whether the Appertaining

Diese Rechtslage tritt unabhängig davon ein, ob der Darlehensanspruch mit der Lieferung der Lieferaktien an die Darlehensnehmerin tatsächlich übergegangen ist.

Claim has in fact been transferred to the Borrower in connection with the delivery of the Settlement Shares.

(d) Zahlungen unter dem Darlehen erfolgen in der Währung, in der die entsprechenden Zahlungen unter den Schuldverschreibungen geleistet werden.

(d) Payments under the Loan shall be made in the currency in which the corresponding payments under the Bonds are effected.

5 Steuern

5 Taxes

Alle Zahlungen in Bezug auf das Darlehen erfolgen ohne Einbehalt oder Abzug für oder wegen gegenwärtiger oder zukünftiger Steuern, Abgaben oder behördlichen Gebühren gleich welcher Art, es sei denn, die Darlehensnehmerin ist kraft Gesetzes verpflichtet, solche gegenwärtigen oder zukünftigen Steuern, Abgaben oder behördlichen Gebühren gleich welcher Art von den Zahlungen in Bezug auf das Darlehen abzuziehen oder einzubehalten. In diesem Fall leistet die Darlehensnehmerin die entsprechenden Zahlungen nach einem solchen Einbehalt oder Abzug und zahlt die einbehaltenen oder abgezogenen Beträge an die zuständigen Behörden. Die Darlehensnehmerin ist nicht verpflichtet, wegen eines solchen Einbehalts oder Abzugs an die Darlehensgeberin irgendwelche zusätzlichen Beträge zu zahlen. Die Parteien sind darüber einig, dass etwaige Einbehalte oder Abzüge auf Kapital des Darlehens gemäß Satz (1) nicht den Darlehensnennbetrag reduzieren.

All payments in respect of the Loan will be made without withholding or deduction for, or on account of, any present or future taxes, duties or governmental charges of whatsoever nature unless the Borrower is required by applicable law to make any such payment in respect of the Loan subject to any withholding or deduction for, or on account of, any present or future taxes, duties or governmental charges of whatsoever nature. In that event the Borrower shall make such payment after such withholding or deduction has been made and shall account to the relevant authorities for the amount so required to be withheld or deducted. The Borrower will not be obliged to make any additional payments to the Lender in respect of such withholding or deduction. The parties agree that any withholdings or deductions on principal of the Loan pursuant to sentence (1) shall not reduce the Loan Principal Amount.

6 Änderung oder Aufhebung dieses Vertrages

6 Amendment or Termination of this Agreement

Die Darlehensgeberin und die Darlehensnehmerin verpflichten sich (vorbehaltlich der nachfolgenden Sätze), die Bestimmungen dieses Vertrages nicht zu ändern oder aufzuheben und alles zu unterlassen, was die an die Gläubiger gemäß der Sicherungsabtretung (Ziffer 3) abgetretenen Rechte aus diesem Vertrag beeinträchtigen könnte, wobei eine Änderung oder Aufhebung dieses Vertrages oder eine sonstige Maßnahme (einschließlich einer Änderung dieser Bestimmung) der

The Lender and the Borrower undertake (subject to the following sentences) not to amend or terminate any provisions of this Agreement and to refrain from anything that could impair the rights of the Holders under this Agreement assigned to them pursuant to the security assignment (Clause 3), provided that any amendment or termination of this Agreement or other action (including with respect to this Clause) shall only be made in writing.

Schriftform bedarf.

7 Verschiedene Bestimmungen

(a) Dieser Vertrag unterliegt deutschem Recht.

(b) Erfüllungsort ist Frankfurt am Main.

(c) Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit der Vertrag entstehenden Klagen oder sonstige Verfahren ist das Landgericht Frankfurt am Main.

(d) Sollte eine Bestimmung dieses Vertrages ganz oder teilweise unwirksam sein oder werden, so bleiben die übrigen Bestimmungen wirksam. Die unwirksame Bestimmung gilt als durch eine wirksame Bestimmung ersetzt, die dem wirtschaftlichen Zweck der unwirksamen Bestimmung soweit wie rechtlich möglich Rechnung trägt.

8 Dieser Vertrag ist in deutscher Sprache abgefasst und mit einer Übersetzung in die englische Sprache versehen. Der deutsche Fassung des Vertrages ist allein rechtsverbindlich. Die englische Übersetzung dient nur der Information.

Thalheim, 28. Februar 2007

Q-Cells Aktiengesellschaft

Durch:

____

Rotterdam, 28. Februar 2007

Q-Cells International Finance B.V.

Durch:

____

7 Miscellaneous Provisions

(a) This Agreement shall be governed by, and construed in accordance with, German law.

(b) Place of performance shall be Frankfurt am Main.

(c) The District Court (Landgericht) in Frankfurt am Main shall have non-exclusive jurisdiction for any action or other legal proceedings arising out of or in connection with the Agreement.

(d) Should any provision of this Agreement be or become void in whole or in part, the other provisions shall remain in force. The void provision shall be deemed substituted by a valid provision which accomplishes as far as legally possible the economic purpose of the void provision.

8 This Agreement is written in the German language and provided with an English language translation. The German version of the Agreement is the only legally binding version. The English translation is for convenience only.

Thalheim, 28 February 2007

Q-Cells Aktiengesellschaft

By:

____

Rotterdam, 28 February 2007

Q-Cells International Finance B.V.

By:

____

ASSIGNMENT AGREEMENT

Die deutsche Version dieses Abtretungsvertrags ist bindend. Die englische Übersetzung dient nur Informationszwecken.

ABTRETUNGSVERTRAG
(der "**Vertrag**")

zwischen

Q-Cells International Finance B.V.
(einer mit beschränkter Haftung nach dem Recht der Niederlande errichteten Gesellschaft)
(die "**Emittentin**")

und

Citibank, N.A.
(London, Vereinigtes Königreich)
(die "**Hauptzahlstelle**")

zur Kenntnis genommen durch

Q-Cells Aktiengesellschaft
(Thalheim, Bundesrepublik Deutschland)
(die "**Garantin**")

VORBEMERKUNG:

(A) Die Emittentin und die Garantin auf der einen Seite und ein Konsortium von Banken unter der Führung von Citigroup und Dresdner Kleinwort (die "**Manager**") auf der anderen Seite haben am 7. Februar 2007 einen Übernahmevertrag (der "**Übernahmevertrag**") abgeschlossen, wonach sich die Emittentin verpflichtet hat, 1,375% Garantierte Wandelschuldverschreibungen fällig 2012, ISIN DE000A0LMY64 (die "**Schuldverschreibungen**"), mit Wandlungsrecht in auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) der Garantin (die "**Lieferaktien**") auszugeben und an die Manager zu verkaufen. Die Schuldverschreibungen haben einen Gesamtnennbetrag von € 492.500.000, und werden am 28. Februar 2007 oder einem anderen zwischen den Parteien des Übernahmevertrages vereinbarten Termin (der "**Ausgabetag**") begeben.

The German text of this Assignment Agreement will be binding. The English translation is for information purposes only.

ASSIGNMENT AGREEMENT
(the "**Agreement**")

between

Q-Cells International Finance B.V.
(incorporated as a limited liability company under the laws of The Netherlands)
(the "**Issuer**")

and

Citibank, N.A.
(London, United Kingdom)
(the "**Principal Paying Agent**")

acknowledged by

Q-Cells Aktiengesellschaft
(Thalheim, Federal Republic of Germany)
(the "**Guarantor**")

WHEREAS:

(A) The Issuer and the Guarantor on the one hand and a syndicate of banks led by Citigroup and Dresdner Kleinwort (the "**Managers**") on the other hand have entered into a subscription agreement, dated 7 February 2007 (the "**Subscription Agreement**") pursuant to which the Issuer has undertaken to issue and sell to the Managers its 1.375% Guaranteed Convertible Bonds due 2012, ISIN DE000A0LMY64 (the "**Bonds**"), convertible into no par-value ordinary bearer shares of the Guarantor (the "**Settlement Shares**"). The Bonds are issued to and subscribed by the Managers on 28 February 2007 or such other date as the parties to the Subscription Agreement may agree (the "**Issue Date**") in an aggregate principal amount of € 492,500,000.

(B) Die Emittentin hat aufgrund eines zwischen ihr als Darlehensgeberin und der Garantin als Darlehensnehmerin abgeschlossenen Darlehensvertrages mit Datum vom 28. Februar 2007 (der "**Darlehensvertrag**") den Erlös aus dem Verkauf der Schuldverschreibungen von den Managern unmittelbar an die Garantin als Darlehen auszahlen lassen (das "**Darlehen**").

Die Fälligkeiten von Zahlungen aus dem Darlehen entsprechen den Fälligkeiten von Zahlungen auf die Schuldverschreibungen.

Im Falle der Rückzahlung von Schuldverschreibungen gemäß § 5, § 11 oder § 12 der Emissionsbedingungen der Schuldverschreibungen (die "**Emissionsbedingungen**") ist das Darlehen entsprechend in Höhe des Zugehörigen Darlehensanspruchs zur Rückzahlung fällig.

Der Nennbetrag des Darlehens ermäßigt sich in Höhe des Zugehörigen Darlehensanspruchs, wenn die Schuldverschreibungen wirksam gemäß § 8 der Emissionsbedingungen gewandelt werden (bzw. nach erfolgter Ausübung von Wandlungsrechten die Garantin gemäß § 8(d) der Emissionsbedingungen Barzahlung anstatt Lieferung der Lieferaktien leistet) bzw. bei Ausübung der Aktienrückzahlungsoption gemäß § 5(e) der Emissionsbedingungen durch Übertragung von Schuldverschreibungen.

(C) Die Emissionsbedingungen sehen vor, dass die Ansprüche der Gläubiger auf Zahlung des Nennbetrags der Schuldverschreibungen durch die Ansprüche der Darlehensgeberin gegen die Darlehensnehmerin aus dem Darlehen auf Zahlung des Kapitals dieses Darlehens in Höhe sämtlicher Zugehöriger Darlehensansprüche (§ 15(b)(i) der Emissionsbedingungen) besichert werden.

(B) Pursuant to a loan agreement dated 28 February 2007 (the "**Loan Agreement**") between the Issuer as lender and the Guarantor as borrower, the Issuer has caused the Managers to disburse to the Guarantor the proceeds from the sale of the Bonds directly to the Guarantor to fund the loan (the "**Loan**").

The due dates for payments under the Loan correspond to the due dates for payments under the Bonds.

In the event of a redemption of Bonds pursuant to § 5, § 11 or § 12 of the Terms and Conditions of the Bonds (the "**Terms and Conditions**"), the Loan is likewise subject to repayment in an amount equal to the respective Appertaining Claims.

The principal amount of the Loan will be reduced in an amount equal to the Appertaining Claim if the Bonds are validly converted pursuant to § 8 of the Terms and Conditions (or the Guarantor, after the exercise of the Conversion Right, makes a cash payment in lieu of delivery of Settlement Shares in accordance with § 8(d) of the Terms and Conditions) and in the case of an exercise of the Share Settlement Option pursuant to § 5(e) of the Terms and Conditions by delivery of Bonds, respectively.

(C) The Terms and Conditions provide that the claims of the Holders for the payment of the Principal Amount of the Bonds are to be secured by the claims of the Lender against the Borrower under the Loan for payment of principal of the Loan in an amount equal to the aggregate Appertaining Claims (§ 15(b)(i) of the Terms and Conditions).

ES WIRD FOLGENDES VEREINBART:

1 Die in diesem Vertrag verwendeten und nicht anders definierten Begriffe haben die ihnen in den Emissionsbedingungen zugewiesene Bedeutung.

2 Die Emittentin tritt hiermit ihre Ansprüche gegen die Garantin aus dem Darlehensvertrag auf Zahlung von Kapital in Höhe sämtlicher Zugehöriger Darlehensansprüche an die für Rechnung der Gläubiger handelnde Hauptzahlstelle als Sicherheit für die Ansprüche auf Zahlung des Nennbetrags der Schuldverschreibungen ab. Bei der Abtretung entfällt auf jede Schuldverschreibung ein Teilbetrag aus dem Darlehen (je ein "**Zugehöriger Darlehensanspruch**"), der sich nach folgender Formel bestimmt:

$$\text{Zugehöriger Darlehensanspruch} = \frac{\text{Darlehensnennbetrag}}{\text{Anzahl der Schuldverschreibungen}}$$

Hinsichtlich jeder Schuldverschreibung erfolgt die Sicherungsabtretung auflösend bedingt durch die Rückzahlung der Schuldverschreibung, für welche das Wandlungsrecht nicht ausgeübt wurde. Die Hauptzahlstelle ist ermächtigt, die Abtretung für die Gläubiger anzunehmen. Die Erklärung der Abtretung und die Annahme bedürfen nicht der Bekanntmachung.

3 Die Hauptzahlstelle nimmt hiermit die Abtretung gemäß Ziffer 2 an.

4 Der Zugehörige Darlehensanspruch, der sich auf eine Schuldverschreibung bezieht, ist mit der jeweiligen Schuldverschreibung untrennbar verbunden. Mit jeder Übertragung einer Schuldverschreibung gehen auch die Rechte des Gläubigers bezüglich des Zugehörigen Darlehensanspruchs über, ohne dass es dafür einer ausdrücklichen rechtsgeschäftlichen Erklärung bedarf. Jede gesonderte Verfügung über den Zugehörigen Darlehensanspruch, insbesondere jede gesonderte Abtretung, Verpfändung oder sonstige Belastung, ist nichtig. Bei

IT IS AGREED AS FOLLOWS:

1 Terms used in this Agreement and not otherwise defined herein shall have the meaning attributed to them in the Terms and Conditions.

2 The Issuer hereby assigns its claims against the Guarantor for payment of principal under the Loan Agreement in an amount equal to the aggregate Appertaining Claims to the Principal Paying Agent acting on account of the Holders for purposes of securing the claims for the payment of the Principal Amount of the Bonds. Upon such transfer, a partial amount of the Loan (each, an "**Appertaining Claim**") will be attributable to each Bond, such partial amount being determined in accordance with the following formula:

$$\text{Appertaining Claim} = \frac{\text{Loan Principal Amount}}{\text{Number of Bonds}}$$

In respect of each Bond, such assignment for security purposes will be subject to the condition subsequent (*auflösende Bedingung*) of the redemption of the Bond in respect of which the Conversion Right has not been exercised. The Principal Paying Agent shall be authorised to accept the assignment on account of the Holders. The declarations of the transfer and its acceptance need not to be published.

3 The Principal Paying Agent hereby accepts the assignment pursuant to Clause 2.

4 The Appertaining Claim related to each Bond is undetachable from the relevant Bond. Any transfer of a Bond results in the transfer of the rights of the Holder in relation to the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. Upon the valid exercise of the Conversion Right by transferring the Bonds, the Appertaining Claim shall pass to the Guarantor and expire therewith.

wirksamer Ausübung des Wandlungsrechts geht der Zugehörige Darlehensanspruch mit Übertragung von Schuldverschreibungen auf die Garantin über und erlischt damit.

5 Ist über das Vermögen der Garantin ein Insolvenzverfahren eröffnet, so dürfen die Gläubiger aus dem zur Sicherheit abgetretenen Zugehörigen Darlehensanspruch nur vorgehen, bzw. diesen zur Insolvenztabelle anmelden, sofern sie keine Forderung aus der Garantie geltend machen.

5 In case insolvency proceedings are formally opened against the property of the Guarantor, Holders are only entitled to seek satisfaction in respect of the Appertaining Claim (and/or to file it with the insolvency register) if they do not assert their claim under the Guarantee.

6 Die Hauptzahlstelle verpflichtet sich, das Original dieses Vertrages bis zur Erfüllung der Verpflichtungen aus den Schuldverschreibungen und diesem Abtretungsvertrag zu verwahren.

6 The Principal Paying Agent undertakes to hold the original of this Agreement in custody until the obligations under the Bonds and this Assignment Agreement are discharged.

7 Verschiedene Bestimmungen

(a) Dieser Vertrag unterliegt deutschem Recht.

(b) Erfüllungsort ist Frankfurt am Main.

(c) Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit der Vertrag entstehenden Klagen oder sonstige Verfahren ist das Landgericht Frankfurt am Main.

(d) Sollte eine Bestimmung dieses Vertrages ganz oder teilweise unwirksam sein oder werden, so bleiben die übrigen Bestimmungen wirksam. Die unwirksame Bestimmung gilt als durch eine wirksame Bestimmung ersetzt, die dem wirtschaftlichen Zweck der unwirksamen Bestimmung soweit wie rechtlich möglich Rechnung trägt.

7 Miscellaneous Provisions

(a) This Agreement shall be governed by, and construed in accordance with, German law.

(b) Place of performance shall be Frankfurt am Main.

(c) The District Court (*Landgericht*) in Frankfurt am Main shall have non-exclusive jurisdiction for any action or other legal proceedings arising out of or in connection with the Agreement.

(d) Should any provision of this Agreement be or become void in whole or in part, the other provisions shall remain in force. The void provision shall be deemed substituted by a valid provision which accomplishes as far as legally possible the economic purpose of the void provision.

8 Dieser Vertrag ist in deutscher Sprache abgefasst und mit einer Übersetzung in die englische Sprache versehen. Der deutsche Fassung des Vertrages ist allein rechtsverbindlich. Die englische Übersetzung dient nur der Information.

8 This Agreement is written in the German language and provided with an English language translation. The German version of the Agreement is the only legally binding version. The English translation is for convenience only.

Rotterdam, 28. Februar 2007	Rotterdam, 28 February 2007
Q-Cells International Finance B.V.	**Q-Cells International Finance B.V.**
Durch:	By:
____________________________	____________________________
London, 28. Februar 2007	London, 28 February 2007
Citibank, N.A.	**Citibank, N.A.**
Durch:	By:
____________________________	____________________________
zur Kenntnis genommen	acknowledged by
Thalheim, 28. Februar 2007	Thalheim, 28 February 2007
Q-Cells Aktiengesellschaft	**Q-Cells Aktiengesellschaft**
Durch:	By:
____________________________	____________________________

GENERAL INFORMATION ABOUT Q-CELLS INTERNATIONAL FINANCE B.V., THE ISSUER

Incorporation and Seat

The Issuer was incorporated on February 6, 2007, as a private company with limited liability under the laws of The Netherlands. The Issuer is registered in the commercial register of the Kamer van Koophandel Rotterdam under number 24409353. Its registered seat and head office is at Schouwburgplein 30-34, 3012 CL Rotterdam, The Netherlands, telephone +31(0)10 224 53 33.

Objects

The objects of the Issuer pursuant to Article 2 of its articles of association are:

- (to cause third parties) to take out and (to cause third parties) to grant money loans and/or credits, to bind itself as (several) co-debtor or to stand surety for and to take a financial interest in any other way in other legal entities, companies and enterprises, as well as to provide securities (such as guarantees and mortgages) in any other way, for debts of third parties;
- to acquire and dispose of participations or other interests in legal entities, companies and enterprises as well as to co-operate therewith, whether or not jointly with others;
- to act as managing director, partner and/or consultant of other legal entities, companies and enterprises;
- to invest monies in equity value, the foregoing in the widest sense of the word;
- to rent, let, manufacture, operate, develop, manage, acquire, encumber and dispose of, as well as to trade in movable property and registered property;
- to acquire and/or exploit the rights of intellectual and/or industrial property, to acquire and exploit (sub)licences, patents, processes and/or permits;
- to assume standing right obligations, to assume pension and life annuity obligations and to collaborate in the execution thereof, as well as to invest the covering capital, the foregoing in the widest sense of the word;
- to perform all other acts in the commercial, industrial and financial field;
- to do all such other things as are incidental or conclusive to the attainment of the above objects, everything in the broadest sense.

Subsidiaries

The Issuer has no subsidiaries.

Major Shareholder

The Issuer is a wholly-owned subsidiary of the Guarantor (Q-Cells AG).

Share Capital

The subscribed share capital of the Issuer amounts to € 18,000, divided into 180 ordinary shares and is fully paid in. The authorized share capital amounts to € 90,000. All outstanding shares in the Issuer are directly owned by the Guarantor. No other person holds shares in the Issuer or exercises or could exercise control over the Issuer. As of the date of this Prospectus, neither the Issuer nor any company controlled by the Issuer holds any shares in the Issuer. Except for the Bonds issued in connection with the transaction which are convertible into ordinary no par-value bearer shares of the Guarantor subject to the Terms and Conditions, no convertible debt securities, exchangeable debt securities or debt securities with warrants attached have been issued by the Issuer.

In addition to the paid-in subscribed share capital of € 18,000, the Guarantor paid a voluntary capital amount of € 1,982,000, which was effected as voluntary share premium payment on the shares of the Issuer.

Capitalization

The following table shows the capitalization of the issuer:

	As of March 31, 2007 (unaudited)
	EUR thousand
Short term debt	
Bank Debt	-
Bonds and notes	-
Loans from Group companies	-
Total short term debt	-
Long Term Debt	
Bonds and notes	492,500
Subordinated bonds	-
Total long term debt	492,500
Total debt	492,500
Share Capital	18
Share Premium	1,982
Total equity	**2,000**

Supervisory Board

The Issuer does not have a supervisory board.

Managing Board

The Managing Board of the Issuer consists of the following managing directors:

Willem Paul Ruoff
Hartmut Schüning
Christina Hilpert
Equity Trust Co. N.V.

The Managing Board and the managing directors may be contacted by the Issuer's registered head office.

Shareholders' Meeting

The ordinary general shareholders' meeting shall be held at least once a year, not later than six months after the end of the financial year. Each share gives the right to one vote.

Auditors

The auditors of the Issuer are KPMG Holding N.V., "Brainpark" K.P. van der Mandelelaan 41-43, Rotterdam 3062, The Netherlands.

Financial Year and Term of the Issuer

The financial year of the Issuer is the calendar year. The term of the Issuer is indefinite.

GENERAL INFORMATION ABOUT Q-CELLS, THE GUARANTOR

Incorporation and Seat

Q-Cells AG ("Guarantor" or "Q-Cells") was established in the Federal Republic of Germany with its registered office in Berlin on basis of a foundation charter (*Gründungsurkunde*) dated November 22, 1999 and was registered on August 4, 2000 with the commercial register of the local court Charlottenburg in Berlin under HRB 76379. On August 29, 2002, the general shareholders' meeting resolved to transfer the registered office from Berlin to Thalheim, Saxony-Anhalt. The transfer of the registered office became effective on December 12, 2002 upon entry in the commercial register of the local court Dessau under HRB 6621. Since the merging of the commercial register of the local court Dessau with the commercial register of the local court Stendal in 2003, the Guarantor is registered with the commercial register of the local court Stendal under HRB 16621.

The Guarantor is a stock corporation established under German law. It is registered with the commercial register of the local court (*Amtsgericht*) Stendal under HRB 16621 under the corporate name Q-Cells Aktiengesellschaft with its registered office in Thalheim. The business address of the Guarantor is Guardianstrasse 16 in 06766 Thalheim, Tel: +49 (0) 3494 668 60.

Purpose of the Guarantor

Pursuant to Article 2 of the Articles of Association, the purpose of the Guarantor consists in the development, industrial production and distribution of photovoltaic cells as well as of products for renewable electricity generation. To this end, the Guarantor may acquire facilities for the production of photovoltaic cells, including turnkey factories, as well as the necessary real properties. Furthermore, the Guarantor is authorized to perform all transactions and to take all measures which serve to promote directly or indirectly the purpose of the Guarantor. The Guarantor is entitled to establish branch offices in the Federal Republic of Germany and outside the Federal Republic of Germany, to establish, buy or sell companies of the same or similar type, to buy or to acquire shareholdings in such companies, whether directly or indirectly, and take over their management or limit itself to the administration of the shareholdings. The Guarantor may spin off its operations in whole or in part to its affiliates.

Subsidiaries and Minority Shareholdings

The Guarantor is the parent company of a group of companies and holds minority shareholdings in several companies. For information regarding the Guarantor's subsidiaries and minority shareholdings as of December 31, 2006, see Note 2.1 to the Audited Consolidated Financial Statements of the Guarantor for the financial year ended on December 31, 2006, which are incorporated by reference in this Prospectus.

The following tables shows the group of companies and the minority shareholdings of the Guarantor and the respective shareholdings of the Guarantor in such companies as of the date of this Prospectus:

Company's name and registered seat	Shareholding of the Guarantor
Calyxo GmbH, Thalheim, Federal Republic of Germany	100%
Brilliant 234. GmbH, Thalheim, Federal Republic of Germany	100%
Q-Cells Asia Ltd, Hong Kong, People Republic of China	100%
EverQ GmbH, Thalheim, Federal Republic of Germany	33.33%
CSG Solar AG, Thalheim, Federal Republic of Germany	21.71%

VHF-Technologies, Yverdon-les-Bains, Switzerland	23.44%, with an option to increase interest to 51%[1]
Solaria Corporation, Fremont, California, United States of America	12.39%
Solibro GmbH, Thalheim, Federal Republic of Germany	67.5%[2]
REC Renewable Energy Corporation ASA	17.9%

[1] The Guarantor exercised its option to increase its interest to 51% in March 2007; however, the capital increase by which the Guarantor will increase its shareholding to 51% has not been carried out as of the date of this Prospectus.

[2] The Guarantor's shareholding in Solibro GmbH was increased from 37.25% to 67.5% after registration of the capital increase of Solibro GmbH on April 18, 2007.

The Guarantor acquired the 17.9% interest in REC Renewable Energy Corporation ("REC") from Good Energies Investments B.V. ("GEI") as contribution in kind against the issuance of new shares of the Guarantor to GEI, the Guarantor's major shareholder, in February 2007. In connection with this transaction, the Guarantor concluded a major long-term supply agreement with Elkem Solar AS ("Elkem Solar") regarding metallurgical silicon. REC and its group companies have been a long-term and strategically important partner of the Guarantor and is currently the main supplier of silicon wafers of the Guarantor. The interest in REC will be accounted for at equity and booked as non-current financial asset (equity investment in associates) and will have a book value of approximately over € 1 billion. In connection with the acquisition of the interest in REC, the Guarantor has, in order to minimize its risks resulting from such acquisition, entered into a series of put options under an ISDA Master Agreement with Orkla ASA ("Orkla"), the parent company of Elkem Solar and also a significant shareholder of REC, under which the Guarantor, subject to certain conditions, is entitled to sell the majority of the REC shares held by it to Orkla at certain share prices in certain periods between 2008 and 2010. Orkla has a right of first refusal in case the Guarantor intends to sell its shareholdings in REC to third parties.

Major Shareholders and Related Party Transactions

As of the date of this Prospectus, the Guarantor has been informed that the following shareholders hold directly or indirectly more than 10% of the voting rights in the Guarantor:

Shareholder	Shareholding in the Guarantor
Good Energies Investments B.V. (notice as of March 27, 2007)[1]	29.9 % of the total voting share capital and 100% of the total preference share capital; altogether 49.55% of the total share capital
FMR Corp. (notice as of August 1, 2006)	10.08%[3]

[1] COFRA Holding AG, Entrepreneurs Fund B.V. and Entrepreneurs Fund Holding AG, respectively, hold indirectly 29.9% of the ordinary voting shares which are attributed to each of them through their shareholding in Good Energies Investments B.V. pursuant to the attribution rules under the German Securities Trading Act (*Wertpapierhandelsgesetz*).

[2] Each preference share without voting right entitles its holder to demand the conversion into an ordinary voting share.

[3] FMR Corp. informed the Guarantor on August 1, 2006 that it held 10.08%, *i.e.*, prior to the share capital increase carried out in February 2007. No other notifications have been received by the Guarantor since August 2006.

To the Guarantor's knowledge, there are no other shareholders who hold more than 10% of the voting rights in the Guarantor.

In connection with the acquisition of the Guarantor's interest in REC and the conclusion of the long-term supply agreement with Elkem Solar, the Guarantor increased its share capital against

contribution in kind of GEI's 17.9% interest in REC by issuing 34,323,579 ordinary no-par value bearer shares to GEI from its Authorized Capital, consisting of 3,753,595 ordinary voting shares and 30,569,984 preference shares without voting rights. The subscription rights of the shareholders of the Guarantor to participate in the capital increase were excluded. The preference shares and the ordinary voting shares issued to GEI in February 2007 by the Guarantor are entitled to participate in the profits of the Guarantor with effect from January 1, 2007.

The Guarantor engages in extensive related party transactions. For information on related party transactions, see Note 7.5 to the Audited Consolidated Financial Statements of the Guarantor for the financial year ended on December 31, 2006, which are incorporated by reference in this Prospectus and "Risk Factors – Risks related to Q-Cells, the Guarantor – Q-Cells engages in extensive related party transaction".

Share Price Development

The following table shows, for the periods indicated, the reported high and low exchange prices in Euro for the shares of the Guarantor on the Frankfurt Stock Exchange (XETRA/Close Price):

Period	High (in €)	Date High	Low (in €)	Date Low
October 2005 (as of October 5)	24.75	6 & 10 October	19.37	21 October
November 2005	27.30	28 November	21.50	8 November
December 2005	27.795	7 December	23.36	28 December
2006	49.45	2 February	23.50	14 June
January 2007	40.90	24 January	33.90	11 January
February 2007	51.63	6 February	39.90	1 February
March 2007	50.49	27 March	40.60	5 March
April 1 through April 18, 2007	54.45	18 April	47.75	2 April

Corporate Bodies

The Corporate Bodies of the Guarantor comprise the Management Board (*Vorstand*), the Supervisory Board (*Aufsichtsrat*) and the general shareholders' meeting (*Hauptversammlung*). The powers vested in these bodies are governed by the German Stock Corporation Act (*Aktiengesetz*), the Articles of Association (*Satzung*) and the respective by-laws (*Geschäftsordnungen*) of the Management Board and the Supervisory Board.

Management Board

The Management Board is responsible for managing the Guarantor in accordance with the laws of the Federal Republic of Germany, the provisions of the Articles of Association and the by-laws of the Management Board and the Supervisory Board, and taking into account the resolutions adopted by the general shareholders' meeting.

In accordance with the Articles of Association of the Guarantor, its Management Board comprises one or more persons. The exact number of the Management Board members is determined by the Supervisory Board. At present, the Management Board has four members. The Supervisory Board appoints and dismisses Management Board members. It designates a Management Board chairman or speaker. Management Board members are appointed for a maximum term of five years. Re-appointment for an additional five years each time is permissible. The Supervisory Board may revoke the appointment of a Management Board member prior to the expiration of his term of office for good cause, *i.e.*, in the case of a gross breach of a fiduciary duty or if the general shareholders' meeting adopts a no-confidence resolution in regard to a Management Board member.

Management Board resolutions are adopted by a simple majority of the votes cast. The Guarantor is represented by two Management Board members acting jointly or by one Management Board member acting jointly with a commercial attorney in fact (*Prokurist*). If only one Management Board member is appointed, such member represents the Guarantor by himself.

The Management Board is required to report to the Supervisory Board. In particular, the Management Board is obliged to inform the Supervisory Board on a regular, timely and comprehensive basis about all issues of relevance to the Guarantor with respect to planning, business development, risks, risk management and strategic measures. In this regard, the Management Board is also required to describe and explain any deviations of business development from plans and targets that have been set. In addition, the Chairman of the Supervisory Board must be notified about any other important developments. Pursuant to a resolution adopted by the Supervisory Board, certain transactions entered into or undertaken by the Management Board require the approval by the Supervisory Board.

The following table shows the members of the Guarantor's current Management Board, their ages, the years in which their current terms expire, and their responsibilities.

Name (age)	Appointed until	Responsibility
Charles Anton Milner (46)	June 30, 2007	Chairman of the Management Board; Strategy/Investments; Business Development; Marketing; Sales; Purchasing; Public Relations
Thomas Schmidt (49)	June 30, 2007	Production; Inter Company Services; Quality and Environmental Management and Health/Safety/Environment
Dr. Hartmut Schüning (48)	September 30, 2007	Finance; Investor Relations; Personnel; IT; Legal Affairs
Dr. Florian Holzapfel (31), deputy member	December 31, 2007	Technology

Charles Anton Milner, Chairman of the Management Board

Charles Anton Milner, born February 17, 1961, studied chemical engineering at Imperial College (London University), United Kingdom, where he earned the degree of a chartered engineer. He also obtained the degree of Master of Business Administration (INSEAD, France). From 1984 through 1992, he worked in oil trading (risk management), gas trading and business analysis for the Royal Dutch/Shell Group. In 1993, he moved to McKinsey & Company, Inc., Berlin, where he was a senior consultant until 1999 and then became a senior engagement manager in areas including financial analysis, procurement, marketing and sales, and business development. He has been a Management Board member of the Guarantor since April 2000.

Thomas Schmidt

Thomas Schmidt, born November 22, 1957, was trained at Siemens AG as a communications technology specialist. Starting in April 1976, he worked at Siemens AG as a telecommunications system specialist, and from May 1977 through July 1991 as a construction manager responsible for telecommunications, letter shoot and alarm system installation. From August 1991 through May 1995, he worked as a technical employee at the Heinrich-Hertz-Institut. From June 1985 to January 1996 he served as founder, shareholder and technical general manager of Ultra Tube GmbH. Besides, Mr. Schmidt was active as a founder, shareholder and general manager of GUT Gesellschaft für Umwelttechnik GmbH from February 1986 through July 1989. He worked as head of sales, sales & marketing manager for Dräger Tescom GmbH from February 1996 through September 1999. From October 1999 until May 2000, he was head of project management at Reinhold Fäth GmbH (now Kinetics Germany GmbH). From June 2000 through November 2001, he worked as head of technical affairs, sales & marketing, for Kinetics Germany GmbH. From November 2001 he was, in addition,

general manager and head of sales & marketing at Kinetics Germany GmbH until he transferred to the Guarantor as Operations Manager. Thomas Schmidt has been a Management Board member of the Guarantor since April 2004.

Dr. Hartmut Schüning

Dr. Hartmut Schüning, born March 7, 1959, studied business management at Hamburg University, where he earned the degree of *Diplom-Kaufmann*. He then studied for a doctorate in economics at Hamburg University's *Institut für Außenhandel und Überseewirtschaft*. From 1986 until 1997, Dr. Schüning worked for Price Waterhouse Coopers Deutsche Revision AG, initially as an audit assistant (1986-1987), thereafter as an auditor (1988-1989) and finally as an audit manager and consultant (1990-1997). He moved to the tecis Group in 1997. There, he served as Management Board member responsible for business affairs (finance and accounting, controlling, personnel, IT, organization, internal audit, legal affairs and investor relations) until 2002. At the beginning of January, 2003, he moved to edding AG, where he also served as Management Board member responsible for business affairs until he moved to the Guarantor. He has been a Management Board member of the Guarantor since October 2004.

Dr. Florian Holzapfel

Florian Holzapfel, born July 30, 1975, studied industrial engineering and management at the University of Karlsruhe, where he has earned a degree of *Diplom-Wirtschaftsingenieurwesen* (1999). He also obtained an MBA of Pfeiffer University Charlotte, United States of America (1999) and his doctorate in economics and finance at Martin-Luther-University of Halle-Wittenberg (2003). From 1998 until 1999 he worked for the First Union National Bank, North Carolina, United States of America, in the derivatives department as a quantitative research analyst. In 2000, he transferred to McKinsey & Company, Inc., Munich, where he became an Engagement Manager in 2005. He has specialized in High Tech and Healthcare/Pharma industry within innovation management, finance and marketing. In April 2006, he transferred to the Guarantor as Managing Director Technology and has been a Deputy Management Board member of the Guarantor since December 2006 (CTO).

The business address of each member of the Management Board is the business address of the Guarantor.

Mandates held in the past five years by current Management Board members of the Guarantor relating to administrative, management and supervisory bodies in companies not belonging to the group of companies of the Guarantor are shown in the table below. These mandates continue to be held unless otherwise indicated.

Name	Office / Company
Charles Anton Milner	Supervisory Board member of CSG Solar AG Supervisory Board member of EverQ GmbH Supervisory Board member of Solaria Corporation Member of the Advisory Board of Solibro GmbH Director of the EPIA (European Photovoltaic Industry Association) Member of the Photovoltaic Platform Steering Committee (EU advisory council) General Manager of Milner Vermögensverwaltung GmbH General Manager of Milner Solarbeteiligungen GmbH
Thomas Schmidt	None
Dr. Hartmut Schüning	Former Management Board member of tecis Holding AG from 1997 through 2002 Former Management Board member of edding AG from 2003 through 2004 Member of the Advisory Board of Solibro GmbH

Name	Office / Company
Dr. Florian Holzapfel	None

Supervisory Board

The Supervisory Board is comprised of nine members pursuant to the Articles of Association. Six members are elected by the general shareholders' meeting and three members are elected by the employees in accordance with the provisions of the German Act on the One-Third Participation of Employees in Supervisory Boards (*Gesetz über die Drittelbeteiligung der Arbeitnehmer im Aufsichtsrat*).

The six Supervisory Board members elected by the general shareholders' meeting are appointed for a term of office that ends with the conclusion of the general shareholders' meeting that will resolve upon the ratification of acts of the Supervisory Board for the fourth fiscal year following the commencement of their term of office. The fiscal year in which the term of office commences is not included in calculating such period. The general shareholders' meeting may resolve a shorter term of office. The general shareholders' meeting may remove a Supervisory Board member with a three-quarters majority of votes cast. For Supervisory Board members who are shareholder representatives substitute members may be elected who will replace Supervisory Board members who leave office in the order as determined in the election. If a substitute member replaces an outgoing Supervisory Board member, then such substitute member's term of office will expire with the conclusion of the next general shareholders' meeting at which a new Supervisory Board member is elected with at least three quarters of the votes cast but no later than on the expiration of the term of office of the outgoing Supervisory Board member. If a Supervisory Board member is appointed to replace an outgoing member, such member's term of office will last for the remainder of the original term of office of the outgoing member. The election of substitute members for those Supervisory Board members who are employee representatives is subject to the Act on the One-Third Participation of Employees in Supervisory Boards. In accordance with the provisions of the Articles of Association, Supervisory Board members and substitute members may resign without good cause upon giving eight weeks' notice. Pursuant to the Articles of Association, the resigning member has to submit a written declaration to the Management Board.

The Supervisory Board elects a Chairman and a Deputy Chairman from among its members for the respective term of office of each of these persons. If the Chairman or a Deputy Chairman retires from office prior to expiration of his term of office, the Supervisory Board will elect a successor without delay for the remaining term of office of the outgoing person. The Deputy Chairman assumes the rights and duties of the Chairman of the Supervisory Board when the latter is prevented from participating.

Supervisory board resolutions are generally adopted at meetings. In accordance with the provisions of the by-laws, resolutions may be adopted without the holding of a meeting by means of telephone and video conferences. With respect to such resolutions there is no right to object to the adoption based on its form. Resolutions may also be adopted by voting conducted by e-mail, letter, telegraph, telephone or facsimile provided that an instruction to that effect has been issued by the Chairman of the Supervisory Board or, if he is prevented from participating, by the Deputy Chairman, and provided that no Supervisory Board member raises an objection promptly after receiving the draft resolution. The Supervisory Board has a quorum and is able to adopt resolutions if at least 50% of its members participate in the voting. Supervisory Board resolutions are adopted by a simple majority of the votes cast, unless otherwise required by law or by the Articles of Association. In the event of a tied vote, the Supervisory Board Chairman or, if he is prevented from participating, the Deputy Chairman has a casting vote.

The Supervisory Board has the right at all times to monitor the management of the Guarantor by the Management Board. The Supervisory Board may inspect and examine the books and documents of

the Guarantor as well as its assets. The Management Board is required to inform the Supervisory Board to the extent required by law on an on-going basis. In addition, the Supervisory Board may, at any time, request a report on the affairs of the Guarantor, its legal and corporate relationships with associated companies as well as on business developments within these companies that could be of material significance for the state of the Guarantor.

The current Supervisory Board members of the Guarantor and the mandates held by them within the last five years relating to administrative, management and supervisory bodies in companies not belonging to the group of companies of the Guarantor are shown in the table below. These mandates continue to be held unless otherwise indicated.

Name	Member since	Occupation outside the Guarantor
Elected by the general shareholders' meeting:		
Dr. Thomas van Aubel (Chairman)	Formation	Attorney at Law (partner of van Aubel & Partner) Chairman of the Supervisory Board of CSG Solar AG Chairman of the Supervisory Board of Griffinwood Silicon AG Supervisory Board member of Rubin 33. AG Deputy Chairman of the Supervisory Board of Capsulution Nanoscience AG (until December 2005) Supervisory Board member of ebuero AG (November 2004 and from March until August 2005, respectively filling in as a substitute member) Deputy Chairman of the Supervisory Board of ContentPro AG (until February 2005) Supervisory Board member of Fractal AG (until July 2004) General manager and sole shareholder of TVVG GmbH General manager and sole shareholder of capitalnetworks.de GmbH General manager and indirect 100% shareholder of TVVG Solarbeteiligungen GmbH
Dr. Dinnies Johannes von der Osten (Deputy Chairman)	Formation	General manager of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH Supervisory Board member of CSG Solar AG Chairman of the Supervisory Board Scienion AG Deputy Chairman of the Supervisory Board of Codixx AG Supervisory Board member of ProBioGen AG Supervisory Board member of Product Value Systems AG Member of the Board of Curators of IFF Fraunhofer Institut für Fabrikplanung und Automatisierung (until June 2006) Advisory Board Member of MEG Mitteldeutsche Erfrischungsgetränke GmbH & Co. KG (until September 2006) Deputy Chairman of the Supervisory Board of Novosom AG (Until July 2005) Deputy Chairman of the Supervisory Board of Icon Genetics AG (until July 2005) Chairman of the Supervisory Board of Content Pro AG (until December 2002) Supervisory Board member of Innomed VC Beteiligungen AG (until February 2004) Deputy Chairman of the Supervisory Board of Fractal AG (until July 2004) Deputy Chairman of the Supervisory Board of E/Mergent Media AG (until December 2002)

Name	Member since	Occupation outside the Guarantor
Marcel Egmond Brenninkmeijer	2003	President and Delegate of the Administrative Board of Good Energies AG Supervisory Board member of CSG Solar AG Member of the management of Good Energies Investments B.V. (until September 2006) Board member of Renewable Energy Corporation ASA Board member of PowerFluid AS (until December 2005) Board member of Nor Furnace AS (until May 2005) Board member of SiTech AS (until July 2005) Board member of ScanWafer AS (until April 2004)
Dr. Christian Reitberger	2004	Member of the Management Board of APAX Partners Beteiligungsberatung GmbH Supervisory Board member of NXP Semiconductors B.V. Supervisory Board member of CSG Solar AG Supervisory Board member of Elliptec Resonant Actuator AG Supervisory Board member of Webraska Mobile Technologies S.A. (until March 2007) Supervisory Board member of 12snap AG (until February 2006) Deputy Chairman of the Supervisory Board of Ciao AG (until April 2004) Supervisory Board member of Systemonic AG (until February 2003) Supervisory Board member of Healy Hudson AG (until October 2002)
Immo Ströher	Formation	Businessman General manager and sole shareholder of Imladris GmbH Shareholder (95%) and president of the Administrative Board of Ströher Finanzholding AG Shareholder (95%) in Rivendell Holding AG General manager of Mithril GmbH (new) General manager and sole shareholder of Rivendell GmbH General manager and sole shareholder of IMSV-Beteiligungsgesellschaft mbH General manager of IS Verwaltungs GmbH General manager and sole shareholder of Immosolar GmbH für Energiemanagement (sole shareholder until December 2006) General manager and sole shareholder of Mithril GmbH (old) (until December 2006) Deputy Chairman of the Supervisory Board of AUTANIA AG (until September 2006) Chairman of the Supervisory Board of SOLON AG für Solartechnik (until August 2006) General manager and sole shareholder of Ströher Solar GmbH (until November 2005) Sole member of the Management Board of Immosolar AG (until November 2005) Chairman of the Supervisory Board of Entech AG (until September 2004)
Frauke Vogler	2005	Attorney at Law and tax consultant, Partner of the law and tax consulting firm Vogler Roessink Chalupnik
Employee representatives:		
Hartmut Karcher	2005	None
Constanze Schmidt..................	2005	None
Uwe Schmorl	2005	None

The Supervisory Board may form committees from among its members. Such committees perform the tasks assigned to them under the by-laws of the Supervisory Board or resolutions of the Supervisory

Board. Currently, there is an Audit Committee, a Compensation Committee and a Strategy Committee.

Shareholders' Meeting

The general shareholders' meeting of the Guarantor may be convened by the Management Board, the Supervisory Board or shareholders whose aggregate shareholdings equal at least to 5% of the Guarantor's share capital. The general shareholders' meeting which, among other things, resolves on the discharge of the responsibilities of the Management Board and the Supervisory Board, the allocation of net profits, and the appointment of auditors, must be held during the first eight months of each financial year at the registered seat of the Guarantor or at the seat of a stock exchange in the Federal Republic of Germany. Each ordinary voting share issued by the Guarantor confers the right to one vote at a shareholder's meeting. The preference shares issued by the Guarantor confer no voting rights unless the preference dividend is not or not fully paid in one financial year, and the arrears will not be paid in the next financial year including the preference dividend to be paid in such year. In such case, each preference share confers the right to one vote at a shareholders' meeting until full payment of such arrears has been made. Holders of preference shares of the Guarantor are entitled to demand conversion of their preference shares into ordinary voting shares.

Unless otherwise required by mandatory law or the Articles of Association of the Guarantor, shareholders' resolutions are passed by a simple majority of the votes cast or, if a majority of the share capital is required, a simple majority of the share capital represented at a shareholders' meeting. Major corporate transactions, such as mergers, capital increases, the creation of authorized capital or conditional capital, or the conclusion of inter-company agreements (*Unternehmensvertraege*), require the consent of a majority of three quarters of the share capital represented at a shareholders' meeting. In the case that a majority or a three quarter majority of the share capital represented at a shareholders' meeting is required to pass a resolution, only the share capital for which voting rights are exercised by casting a vote for or a vote against the resolution is taken into account when calculating the total share capital represented at the meeting. Non-voting preference shares are not taken into account (unless by way of exemption they actually confer a voting right under the German Stock Corporation Act).

The German Stock Corporation Act provides for a protection of the preference rights of holders of existing preference shares. Resolutions of the shareholders' meeting canceling or restricting the preference rights of the preference shares as well as resolutions of the shareholders' meeting to issue preference shares which are to enjoy priority over the same rights as existing non-voting preference shares with respect to the distribution of profits or assets require the approval of the holders of the existing preference shares. Thus, for example, resolutions to increase the share capital of the Guarantor or to create authorized capital also require the approval of the holders of the existing preference shares in case that preference shares shall be issued which confer the same preference rights. The resolutions of the holders of preference shares are adopted at a separate meeting. The resolutions require a majority of three quarters of the votes cast.

All shareholders are entitled to participate in the general shareholders' meeting and (in the case of shareholders holding shares that entitle to vote) to exercise their voting rights, if they have notified the Guarantor in writing of their participation not later than on the seventh day prior to the meeting. The shareholders are required to document their shareholding by a special certificate that has to be provided in written form by the depositary institute. This certificate must refer to the shareholding on the beginning of the twenty first day prior to the meeting and must be received by the Guarantor at the latest on the seventh day prior to the meeting at the address provided in the invitation. As far as the Guarantor is concerned, only those who have submitted the necessary certificate are entitled to participate in the general shareholders' meeting or to exercise voting rights as shareholders. The invitation calling the general shareholders' meeting is published in the electronic version of the German Federal Gazette (*elektronischer Bundesanzeiger*).

Employees and Labor Relations

The following table provides an overview of the number of employees of the Guarantor and the consolidated group companies:

	December 31, 2004	December 31, 2005	December 31, 2006
Number of employees	**484**	**767**	**964**

There are currently no collective bargaining agreements, works council agreements or social plans. The Guarantor is not a member of an employer association. Since the Guarantor's foundation, there have not been any strikes, work stoppages or other disagreements with employees that adversely affected business operations. The Guarantor currently neither has any commitments to provide company pensions nor is it a member of a special pension fund *(Unterstützungskasse)*. Accordingly, there are no provisions for pension commitments.

Auditors

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Münzgasse 2, 04107 Leipzig, Federal Republic of Germany, has audited the Guarantor's consolidated financial statements for the years 2005 and 2006 prepared in accordance with the International Financial Reporting Standards. An unqualified auditors' opinion was given on each of these financial statements.

Financial year and Term of the Guarantor

The financial year of the Guarantor is the calendar year. The term of the Guarantor is unlimited.

Share Capital

Share capital

The share capital of the Guarantor amounts to € 109,053,307 and is divided into 109,053,307 no-par value bearer shares, each with a notional amount of € 1.00 in the share capital. The Guarantor's share capital consists of 78,483,323 ordinary voting shares and 30,569,984 preference shares without voting rights. All shares of the Guarantor have been fully paid-in.

Each holder of preference shares has the ancillary right to demand the conversion of all or a part of its preference shares into ordinary voting shares in a proportion of 1:1 by declaration vis-à-vis the Guarantor. The Guarantor is obliged to comply with conversion requests by issuing new ordinary share certificates within three weeks upon receipt of the conversion request. Preference shares converted into ordinary voting shares participate in the distribution of profits like ordinary voting shares with regard to all financial years for which at the time of conversion the shareholders' meeting has not yet resolved upon the appropriation of profits. In addition, in case a public tender offer has been published for the shares of the Guarantor, the Guarantor is required to issue new no-par value bearer share certificates regarding conversion demands received by it (i) on or before the 15th business day prior to the expiration of a public tender acceptance period or the expiration of an additional public tender acceptance period, at the latest 10 business days prior to the expiration of such public tender acceptance period or of such additional public tender acceptance period, or (ii) on or before the 2nd business day prior to the expiration of a public tender acceptance period or an additional public tender acceptance period, without undue delay.

The holders of preference shares without voting rights are entitled to a preference dividend of € 0.03

per preference share and financial year. If the preference dividend is not or not fully paid in one financial year, the arrears will be paid subsequently without interest out of the earnings available for distribution in the following financial year in such a way that the prior arrears are to be paid before the more recent ones and that the preference dividend for the new financial year may only be distributed after all arrears have been paid. After distribution of the preference dividend, the holders of ordinary voting shares are entitled to receive a dividend of € 0.03 per ordinary voting share, if a dividend is distributed. If further dividends are distributed, they will be paid to the holders of the preference shares and ordinary voting shares proportionally to their shareholding in the share capital of the Guarantor.

The rights of shareholders to receive share certificates for their shares are excluded unless share certificates are required under the rules that apply to a stock exchange on which the shares are listed. The shares of the Guarantor are freely transferable. Holders of the shares have co-ownership interests in the respective global share certificates. The form and content of share certificates, dividend coupons and renewal coupons, if any, is determined by the Management Board of the Guarantor in consultation with the Supervisory Board. The current share capital of the Guarantor is represented by global share certificates which are deposited with Clearstream Banking AG, Neue Börsenstrasse 1, 60487 Frankfurt am Main.

Authorized capital

The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital of the Guarantor until May 31, 2011, by up to € 2,590,025 by the issuance of up to 2,590,025 new no-par value bearer shares against contributions in kind or in cash (Authorized Capital) and to determine the commencement of profit participation in deviation from the provisions of the law. The Management Board is authorized, with the approval of the Supervisory Board, to pass resolutions on the exclusion of subscription rights of the shareholders and to specify further details of the respective capital increase as well as the relevant conditions pertaining to the issuance of the shares. The exclusion of subscription rights shall, however, only be permitted for a capital increase against contributions in kind, especially for the purchase of a company or a participation therein, for an issuance of shares to employees of the Guarantor or of an affiliated company, for fractional amounts or for a capital increase against contributions in cash which does not exceed 10% of the share capital and in respect of which the issue price is not significantly less than the stock exchange price. The Supervisory Board is authorized to amend the articles of association in line with the scope of the capital increase under the Authorized Capital.

Conditional capital

Conditional Capital I

The share capital of the Guarantor is conditionally increased by up to € 2,539,200 by the issuance of up to 2,539,200 no-par value bearer shares (Conditional Capital I). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the general shareholders' meeting on December 29, 2003. The new shares to be issued after such stock options are exercised shall participate in the profits of the Guarantor with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be carried out to the extent that stock options are issued in connection with the Conditional Capital I and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the articles of association (share capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

Conditional Capital II

The share capital of the Guarantor is conditionally increased by up to € 2,609,688 by the issuance of

up to 2,609,688 no-par value bearer shares (Conditional Capital II). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the general shareholders' meeting on August 16, 2005. The new shares to be issued after such stock options are exercised shall participate in the profits of the Guarantor with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be executed to the extent that stock options are issued in connection with the Conditional Capital II and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the articles of association (share capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

Conditional Capital III

The share capital of the Guarantor is conditionally increased by up to € 29,530,884 by the issuance of up to 29,530,884 new no-par value bearer shares (Conditional Capital III). The conditional capital increase serves to grant options rights or option obligations to the holders of warrants out of option bonds in accordance with the options terms or to grant conversion rights or conversion obligations to the holders of convertible bonds in accordance with the bond terms issued by the Guarantor or a subordinate affiliated company until May 31, 2011, pursuant to the authorization of the Management Board by the general shareholders' meeting on June 29, 2006. The issuance of the new shares shall be carried out at the option or conversion price to be determined pursuant to the aforementioned resolution regarding the authorization. The conditional capital increase shall only be executed in case option bonds or convertible bonds are issued and only to the extent that holders of option bonds or convertible bonds exercise their option rights or conversion rights or that holders of bonds who are obligated to execute the option or conversion right comply with their obligation and the Conditional Capital III is needed correspondingly in accordance with the bond terms. The new shares issued due to the execution of option rights or conversion rights or due to the compliance with option obligations or conversion obligations shall participate in the profits of the Guarantor with effect from the commencement of the financial year in which they are issued. The Management Board, with the approval of the Supervisory Board, is authorized to specify the further details of the execution of the conditional capital increase. The Supervisory Board is authorized to correspondingly amend the articles of association after the issuance of the shares and to make any necessary further amendments regarding the form of the articles of association in relation to this and to submit the amendment for entry in the Commercial Register. The same applies, where the authorization to issue option bonds or conversion bonds was not used after expiry of the authorization period or where the Conditional Capital III was not used after expiry of the period for the execution of option rights or conversion rights or for the compliance with option obligations or conversion obligations.

The shares of the Guarantor to be issued and delivered by the Guarantor to Holders upon conversion of the Bonds may be issued from the Conditional Capital III.

Profit Participation Rights

On December 10, 2004, the Guarantor issued profit participation rights in an amount € 15,000,000 less transaction costs of € 600,000 with a maturity in December 2011. Each profit participation right has a fixed and a profit-related remuneration component. The fixed interest component (guaranteed income) is 7.5% p.a., while the profit-related remuneration component (profit participation) is dependent on the amount of the adjusted net income generated during the term of the profit participation right:

- a total of 7.5% p.a. up to adjusted net income for the year of € 45,000,000;
- a total of 8.5% p.a. up to adjusted net income for the year from € 45,000,000 to € 55,000,000.; or

- a total of 9.5% p.a. when adjusted net income for the year is over € 55,000,000.

In case a profit participation portion has to be paid, the profit participation portion is reduced by the guaranteed income portion. The profit participation rights are subordinate to all current and future creditor claims of the Guarantor.

Convertible and Exchangeable Debt Securities

Except for the Bonds issued in connection with the transaction which are convertible into ordinary par-value bearer shares of the Guarantor subject to the Terms and Conditions, no convertible debt securities, exchangeable debt securities or debt securities with warrants attached have been issued by the Guarantor or through subsidiaries of the Guarantor.

The Guarantor has issued 30,569,984 preference shares without voting rights. Each holder of preference shares has the right to demand the conversion of all or a part of its preference shares into ordinary voting shares in a proportion of 1:1 by declaration vis-à-vis the Guarantor.

Repurchase of Own Shares

The general shareholders' meeting of June 29, 2006 authorized the Management Board to acquire own shares in the total amount of up to 10% of the share capital after the registration of the capital increase resolved in such shareholders' meeting. The authorization may be exercised, in whole or in part, on one or more occasions, for one or more purposes of the Guarantor. At no point in time may the acquired shares held by the Guarantor or attributed to it according to legal provisions, exceed more than 10% of such share capital. The authorization may not be used for the purpose of trading with own shares. The authorization is valid until November 30, 2007.

As of the date of this Prospectus, the Guarantor did not hold any of its own shares.

Stock Options

2003 Stock option program

The general shareholders' meeting of December 29, 2003, resolved a stock option program ("2003 Stock Option Program"). This program authorizes the Management Board - or the Supervisory Board, insofar as the Management Board is concerned -, to issue up to 8,900 stock options to current and future employees and Management Board members until December 31, 2008. Each option grants the right to subscribe to 552 ordinary voting shares of the Guarantor or to receive cash compensation in lieu of the delivery of shares. As of December 31, 2006, a total of 4,600 stock options were outstanding to employees and Management Board members. In total, these stock options confer the right to subscribe to 2,539,200 shares. 4,600 stock options may be exercised at a weighted average price of € 1.37 per share. The general shareholders' meeting of August 16, 2005 resolved that no further stock options will be issued under the 2003 Stock Option Program.

For more information on the 2003 Stock Option Program, see Note 4.12 to the Audited Consolidated Financial Statements of the Guarantor for the financial year ended on December 31, 2006, which are incorporated by reference in this Prospectus.

2005 Stock option program

The general shareholders' meeting of August 16, 2005 resolved a new stock option program ("2005 Stock Option Program"). This program authorizes the Management Board – or the Supervisory Board, insofar as the Management Board is concerned, – with the approval of the Supervisory Board, to issue up to 434.948 stock options to current and future employees and Management Board members as well as to the management and employees of current and future associated companies until

December 31, 2010. The options grant the right to subscribe to ordinary voting shares of the Guarantor or to receive cash compensation in lieu of the delivery of shares. As of the date of this Prospectus, stock options under the 2005 Stock Option Program were issued in five tranches. The exercise price to be determined when stock options are granted is based on the market value of the shares. As of December 31, 2006, stock options were outstanding under the first tranche, which confer the right to subscribe to 2,322,276 shares at a price of € 2.63 per share. As of December 31, 2006, stock options were outstanding under the second tranche, which confer the right to subscribe to 81,240 shares at a price of € 34.11 per share. As of December 31, 2006, stock options were outstanding under the third tranche, which confer the right to subscribe to 42,622 shares at a price of € 32.88 per share. Additional stock options were issued in 2007 under the fourth and fifth tranches, which confer the right to subscribe to 25,000 shares at a price of € 34.07 per share and to subscribe to 29,238 shares at a price of € 37.29 per share, respectively.

For more information on the 2005 Stock Option Program, see Note 4.12 to the Audited Consolidated Financial Statements of the Guarantor for the financial year ended on December 31, 2006, which are incorporated by reference in this Prospectus.

Information About the Rights Attached to the Shares of the Guarantor

Subscription rights

Under German stock corporation law, each shareholder generally has subscription rights with respect to the issue of new shares in connection with a capital increase (including securities convertible into shares, bonds with warrants, profit participation rights (*Genussrechte*) or bonds with profit participation rights). The general shareholders' meeting may exclude shareholders' statutory subscription rights by means of a resolution passed with a majority of the votes cast, along with a majority of at least three-quarters of the share capital represented at a general shareholders' meeting at the time the resolution is adopted. Such an exclusion of subscription rights requires that the Management Board submits a report stating the reasons why the interest of the Guarantor in excluding the subscription rights outweighs the interest of the shareholders in being granted such subscription rights. An exclusion of subscription rights with regard to newly issued shares is generally permissible if the Guarantor increases the share capital by way of cash contribution, the amount of such capital increase does not exceed 10% of the existing share capital of the Guarantor and the issue price of the new shares is not substantially less than the then current stock market price. Even when using authorized capital, the Management Board may, with the approval of the Supervisory Board, exclude subscription rights in certain cases in accordance with the relevant authorizations granted by the general shareholders' meeting.

Dividends and dividends policy

Dividend payments are made out of, and may not exceed, the distributable balance sheet profit of the Guarantor as reported in the Guarantor's annual financial statements prepared on an unconsolidated basis pursuant to the German Commercial Code (*Handelsgesetzbuch*).

Unless the general shareholders' meeting decides otherwise, the Guarantor's distributable balance sheet profits will be distributed to the shareholders as dividend payments. Enitlement to dividend payments depends on the interest of the shareholder in the share capital of the Guarantor, however, the holders of preference shares without voting rights are entitled to a preference dividend of € 0.03 per preference share and financial year. If the preference dividend is not or not fully paid in one financial year, the arrears will be paid subsequently without interest out of the earnings available for distribution in the following financial year in such a way that the prior arrears are to be paid before the more recent ones and that the preference dividend for the new financial year may only be distributed after all arrears have been paid. After distribution of the preference dividend, the holders of ordinary voting shares are entitled to receive a dividend of € 0.03 per ordinary voting share, if a dividend is distributed. If further dividends are distributed, they will be paid to the holders of the preference

shares and ordinary voting shares proportionally to their shareholding in the share capital of the Guarantor. (The preference shares and the ordinary voting shares issued to GEI in February 2007 in connection with the acquisition of an interest in REC are entitled to participate in the profits of the Guarantor with effect from January 1, 2007.)

The Guarantor has not made dividend payments for the last three financial years due to the extensive investments made into the expansion of its production facilities and investments in new technologies. Future dividend payments will depend on the Guarantor's earning position, its cash needs, the general business condition of the markets in which it operates, and on the overall legal, tax and other environment. In the upcoming annual general shareholders' meeting, the Guarantor intends to propose that the distributable balance sheet profit should not be distributed but retained to support the further growth of the Guarantor's business.

Participation in liquidation proceeds

In the case of the liquidation of the Guarantor, each share of the Guarantor confers the right, in proportion to the amount of the share capital represented by it, to participate in any such assets of the Guarantor available for distribution after the settlement of its liabilities.

Disclosure Requirements

The German Securities Trading Act (*Wertpapierhandelsgesetz*) provides that any person whose voting rights reach, exceed, or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% of the voting rights of an issuer for which the Federal Republic of Germany is its Home Member State within the meaning of the German Securities Trading Act (such as the Guarantor), must provide written notice to such issuer and to the German Federal Financial Services Supervisory Authority (*Bundesanstalt fuer Finanzdienstleistungsaufsicht*) ("BaFin") of such passing of the threshold. As long as the notice requirement is not fulfilled, the rights attached to the relevant shares (such as voting rights and the right to receive dividends) are suspended. Furthermore, fines can be imposed upon the failure to comply with these notification requirements.

The German Securities Trading Act further requires the notification of dealings by certain persons carrying managerial responsibilities and other persons close to them. Members of the Guarantor's Management Board and Supervisory Board must notify both the Guarantor and the BaFin of any acquisitions and sales of shares of the Guarantor or financial instruments linked to shares of the Guarantor in writing within five business days. Transactions are exempt from the notification obligations if the value of the shares or related financial instruments acquired or sold does not exceed in the aggregate € 5,000 per calendar year. This obligation also applies to certain relatives of the Guarantor's board members, particularly, spouses, dependent children and other relatives who have been living in the same household for at least one year. In addition, the Guarantor must publish on its website all notifications it has thus received, keep them posted for at least a period of one month and send proof of such publication to the BaFin.

In addition, the German Takeover Act (*Wertpapiererwerbs- und Uebernahmegesetz*), which came into effect on January 1, 2002, provides that a person who has acquired 30% or more of the voting rights of an issuer whose securities are admitted to trading on a German stock exchange is deemed to have gained "control" of the issuer and is required to publish this fact and launch a public tender offer for the outstanding shares of such issuer.

Notices Issued by the Guarantor

Pursuant to its Articles of Association, notifications by the Guarantor will be published in the electronic version of the German Federal Gazette (*elektronischer Bundesanzeiger*) unless mandatory law prescribes a different form of notification.

DESCRIPTION OF THE BUSINES OF Q-CELLS, THE GUARANTOR

Overview

Established in 1999, Q-Cells AG ("Guarantor" or Q-Cells") is the world's second largest manufacturer of photovoltaic cells in terms of production output and is the largest focused, non-vertically integrated and group-independent manufacturer of crystalline silicon cells in the world (Source: Photon International March 2007).

The Business of the Guarantor consists of the following segments (since 2006):

- Core Business
- New Technologies

The Guarantor's Core Business segment comprises the development, production and marketing of high-quality mono- and polycrystalline photovoltaic cells. Unlike many major cell manufacturers, the Guarantor focuses in this segment on the cell manufacturing stage of the value chain and is not part of a group that integrates further stages of the photovoltaic value chain and that mainly manufactures cells for its own module production. The Guarantor believes that the conventional crystalline silicon-based cell technology will remain the dominant photovoltaic technology for at least the next 10 years, assuming that there are no unexpected technological innovations, but that the significance of new technologies will increase (including, in particular, in complementary applications and products). For this reason, in 2005 and 2006 the Guarantor developed the New Technologies segment, in which it is investing in the commercialization of new technologies, which can be divided into wafer-based technologies and thin-film based technologies. Its objective in doing so is to be invested in the technology platforms of the future, so that the Guarantor will be able to offer the broad range of products based on these technology platforms.

The table below shows revenues, net operating income as well as property, plant and equipment (as of the relevant balance sheet date) and the number of employees of the Guarantor (headcount as of the relevant balance sheet date) on a consolidated basis. (The financial data of the Guarantor contained in this Prospectus, which is part of the financial statements of the Guarantor, is derived from the IFRS annual financial statements of the Guarantor. For 2004, because in this period the Guarantor did not have any subsidiaries required to be consolidated, the Guarantor's IFRS financial statements were not consolidated. For 2005 and 2006 the Guarantor's IFRS financial statements are on a consolidated basis because since 2005 the Guarantor has subsidiaries required to be consolidated.)

	For the year as of December 31,		
	2004	**2005**	**2006**
	(audited)	***(audited)***	***(audited)***
Revenues (in € million)	128.7	299.4	539.5
Net Operating income (in € million)	19.6	63.2	129.4
Net operating income as percentage of revenues (in %)	15.2	21.1	24.0
Property, plant and equipment (in € million as of the balance sheet date)	66.4	99.6	144.1
Number of employees (headcount as of the balance sheet date)	484	767	964

To diversify its sales markets and its customer basis and decrease dependency on the German market, over the past few years the Guarantor has increased its international activities significantly. In 2006, for the first time, the majority of the revenue was generated outside of Germany (53.3% (2005: 36.8%)). Although the Guarantor continues to increase its international activities, the Guarantor expects that the Federal Republic of Germany will remain its most important market. The Guarantor's most important growth markets in 2006 were Spain and South Korea.

Strategy

The Guarantor intends to achieve its goal that photovoltaic energy generates a perceptible share of the energy mix by further growth and further reduction of costs. The Guarantor believes that this can only be achieved by further rapid growth through expansion of its production capacity in its core business, securing sufficient amounts of its feedstock, producing high value-added products and brands and expanding its customer base through diversification and internationalization and further cost reductions through product development (including through investments in new technologies), technological improvement and increased productivity and economy of scales.

Core Business

The Guarantor's Core Business segment comprises the development, production and marketing of high-quality mono- and polycrystalline photovoltaic cells.

Products

The following table provides an overview of the cell types manufactured by the Guarantor and the revenues generated by them for the years 2004, 2005 and 2006[1]:

Product type	Cell type	Official market launch	Format (in mm)	2004 Revenues (€ thousand)	2005 Revenues (€ thousand)	2006 Revenues (€ thousand)
Poly-crystalline	Q5	3rd Quarter 2001	125x125	1,656.9	2,061.5	6,546.3
	Q6	2nd Quarter 2002	150x150	56,392.2	6,366.9	5,182.7
	Q6LTT	2nd Quarter 2004	156x156	53,759.1	256,706.6	462,480.2[2]
	Q8	1st Quarter 2006	210x210	62.3	2.696,2	1,385.5
Mono-crystalline	Q5M	2nd Quarter 2005	125x125	0	2,164.1	13,015.7
	Q6M	4th Quarter 2003	150x150	9,816.7	136.3	4.0
	Q6LM	3rd Quarter 2004	156x156	7,009.8	29,237.6	50,707.1
Other				0	0	175.7

[1] Revenues generated from the sale of breakage as well as other revenues and reductions were allocated to each product and cell type.

[2] Pursuant to an agreement with a silicon supplier, the Guarantor is required to commission manufacture of modules from cells produced by the Guarantor using the silicon produced from such silicon supplier. The invoice of the module manufacture in an amount of € 15,828,600 is included in this amount while an equivalent amount is recorded in costs of material.

Production

Production output and production capacity

The following table shows the development of the production output of the Guarantor and its production capacities in its core business:

	For the year ended December 31,		
	2004	**2005**	**2006**
	(unaudited)		
Annual nominal capacity at the end of the period (in MWp)[1]	170	292	420
Annual production capacity at the end of the period (in MWp)[2]	136	234	336
Annual production output (in MWp)	75.9	165.7	253.1

[1] Annual nominal capacity at the end of the period is the theoretical potential capacity volume at the end of the period. This is based on various product-related assumptions (*e.g.*, cell format), production-related assumptions (*e.g.*, all year full time operation) as well as certain other internal process-related assumptions. Furthermore, the annual nominal capacity is based on the assumption that no production interruptions occur as a result of servicing and maintenance, cleaning as well as the replacing of filters and pastes. Theoretical nominal capacity is a unit of measure and is never achieved.

[2] In order to compute production capacity, 20% is deducted from nominal capacity for unavoidable production interruptions occurring as a result of servicing and maintenance, cleaning and the replacing of filters and pastes. Production capacity is computed on the basis of past experience and estimates. The figures are therefore only approximate figures.

Production facilities

The Guarantor currently operates four factories in its core business. The factories are adjacent to each other, connected with each other and can be accessed from each other. A fully automated high-bay warehouse and office area are also part of the buildings. The construction of a further production line (production line V) was started in November 2006. All of the Guarantor's current production lines and administrative buildings and facilities (excluding production line V) are located on a single property in an industrial zone in Thalheim, Saxony-Anhalt, near Leipzig.

Line V is currently being constructed in a separate factory building about one kilometer from the other four factories. Line V will consist of various sub-lines to be commissioned by the end of 2007. These lines are expected to achieve their full annual nominal capacity of 225 MWp before the end of 2007. It is planned to apply new processes in production line V, including, for example, a new metallization concept and new transport systems.

Plans for a production line VI (to be located on the same premises as production line V) to be commissioned in 2008 to use the metallurgical silicon supplied under the Elkem Solar supply agreement are currently drawn up. Line VI is expected to have an annual nominal capacity of 300 MWp.

Procurement

The Guarantor's supply market has been characterized in the past years by a limited availability of solar silicon and solar silicon wafers and increasing silicon prices. The Guarantor expects a continued shortage of solar silicon and solar silicon wafers during 2007 and 2008. Consequently, in the current market environment, securing a sufficient supply of silicon and silicon wafers is of key significance for capacity utilization, achieving further growth and ensuring the ability of the Guarantor to deliver its products.

Silicon wafers are the key input product for the business of the Guarantor. All photovoltaic cells currently produced by the Guarantor in its core business are manufactured from silicon wafers. Silicon is the starting material for the production of silicon wafers. Since 2004, driven by the excess demand, in order to support the supply of raw materials, the Guarantor also purchases silicon in substantial amounts. Such materials are generally sold by the Guarantor to its silicon wafer suppliers, who produce silicon wafers from them, which they sell in turn to the Guarantor. In addition, procurement activities also comprise auxiliary materials needed in cell production, such as pastes, filters, chemicals and gases.

Supply contracts provide generally for medium- to long-term supply and purchasing obligations of the contractual parties. Under the supply agreements, the Guarantor has assumed unconditional purchasing and payment obligations in relation to contractually fixed delivery volumes; this also applies to long-term purchasing obligations for future periods. Payment obligations continue to apply even if the Guarantor has no need or production capacities for the volumes and does not accept delivery in whole or in party contrary to the contractual obligation. Whereas the prices to be paid by the Guarantor for wafers are generally renegotiated between the wafer supplier and the Guarantor on a semi-annual or annual basis taking into account any changes in market prices for raw materials and cells that have occurred in the meantime, the silicon supply agreements generally provide for fixed prices (at least for certain periods during the term of the relevant agreement). Also, certain silicon supply agreements entered into in the past provide for advance payments by the Guarantor to support the supplier's capacity expansion.

The following table gives an overview of the procurement situation of the Guarantor (wafer supply and silicon supply) as of February 5, 2007 (without the Elkem Solar supply contract):

	2007	2008	2009	2010	2011-2018
Contracted Volumes (poly silicon/poly silicon wafers)[1]	~345 MWp	~394 MWp	~403 MWp	~427 MWp	~965 MWp
Additional potential availabilities (poly silicon/poly silicon wafer)[2]	~80 MWp	~250 MWp	~480 MWp	~610 MWp	-[3]

Note: The data contained in this table is derived from various calculations with respect to which certain estimates and assumptions were made. The figures are therefore only approximate figures. In particular, the MWp figures referred to above are based on contractually agreed silicon and wafer supply volume. As a result of rejects and breakage, contractually agreed supply volume does not correspond to the volume of photovoltaic cells produced from it. The latter is generally lower than the silicon and silicon wafer volume on which production is based.

[1] Although contractual undertakings for these volumes exist, there is no guarantee that the volumes will be delivered. Delivery failure or late delivery can have various causes. For a discussion of potential causes and other risks related to the supply agreements, see "Risk Factors – Risks Related to Q-Cells, the Guarantor – The Guarantor has entered into extensive long-term purchase obligations in regard to solar silicon, metallurgical silicon and silicon wafers resulting in, *inter alia*, sales and price-related risks".

[2] Potential additional volumes may result from annual on-going deliveries on the basis of short-term delivery agreements, current negotiations of additional supply contracts/volumes, and potential future reductions of silicon wafer and cell thickness. Based on past experience, the Guarantor expects only a portion of these potential additional volumes to realize (approximately up to 30%); however, there is no guarantee that any portion of the potential volume shown in this table is realized.

[3] Forecasts not yet to be published.

Recent material supply side transactions

In February 2007, the Guarantor signed a long-term supply agreement with Elkem Solar AS ("Elkem Solar"), a member of Norway's Orkla group, securing supplies of significant volumes of metallurgical silicon until 2018. Based on tests performed by the Guarantor, metallurgical silicon sourced from Elkem Solar may achieve cell efficiencies and yield levels equivalent to conventional high-purity polycrystalline silicon in cell mass production. Based on such tests, the Guarantor expects that the

metallurgical silicon will have to be mixed with conventional high-purity polycrystalline silicon and that only limited process and product adjustments are necessary in the production process. Under the terms of the agreement, Elkem Solar will supply the Guarantor with contractually fixed volumes of metallurgical silicon starting in 2008. In addition to a base volume of 800 tons in 2008, 2,800 tons in 2009 and 2,400 tons per year from 2010 to 2018, the Guarantor has an option to procure an additional quantity of up to 1,600 tons in 2010 and between 2,500 and 5,000 tons until 2018, subject to the expansion of Elkem Solar. The base quantities (excluding the optional volumes) represent approximately 50% of Eklem's currently planned (first plant) production volume. In addition, the Guarantor has an option for up to 30% of the production volume of each new production facility from the third plant onwards established by Elkem Solar during the term of the supply agreement. The prices to be paid under the contract with Elkem Solar are based on market prices. Prices for 2008 and 2009 are fixed, and for 2010 and 2011 50% of the respective contract volume is fixed and 50% of the respective contract volume will be floating, subject to the relevant prevailing market price in such years. From 2012, the Guarantor will pay a floating market price that will be agreed each year.

The following table gives an overview of the procurement under the Elkem Solar supply agreement in approximate MWp figures:

	2007	2008	2009	2010	2011-2018
Volume including options for the Guarantor[1]	-	~84 MWp	~312 MWp	~473 MWp	~ 9,182 MWp

Note: The information contained under "Note" and Footnote 1 under the preceding table on the preceding page also applies to the data contained in this table.

[1] The Guarantor has the option to demand delivery of additional volumes starting in year 2010, subject to Elkem Solar expanding its production. These additional optional volumes are included in the total amounts shown in this row of the table. Furthermore, the Guarantor has the option to demand delivery of 30% of the production volume of any new production plant Elkem Solar constructs and commissions during the term of the supply contract from the third plant onward; these potential volumes are not included in the table. For the risks related to the Elkem Solar supply agreement, see "Risk Factors – Risks Related to Q-Cells, the Guarantor – Risks relating to the supply agreement with Elkem Solar".

In connection with the supply agreement with Elkem Solar, the Guarantor acquired 17.9% of the share capital in REC Renewable Energy Corporation ASA ("REC") from Good Energies Investments B.V. against issuance of shares of the Guarantor to Good Energies Investments B.V. (for more details on such acquisition, see "General Information about Q-Cells, the Guarantor – Subsidiaries and Minority Shareholdings"; for the risks related to the Elkem Solar supply agreement, see "Risk Factors – Risks Related to Q-Cells, the Guarantor – Risks relating to the supply agreement with Elkem Solar"). REC and its group companies are the world's largest manufacturer of polycrystalline silicon and silicon wafers and have been a long-term and strategically important partner since the production start-up of the Guarantor and are currently one its main supplier of silicon wafers.

Customers

Five large customers account for the greatest share of the Guarantor's total delivery volume. As of December 31, 2006, they accounted for approximately 41% (2005: approximately 50%) of the Guarantor's total delivery volume; among them companies belonging to the Solon AG für Solartechnik group of companies.

Fixed delivery prices are generally agreed with customers for an initial period of six months. Upon expiration of the fixed price period, the parties negotiate a new delivery price on a semi-annual basis. The Guarantor has also entered into fixed price agreements. If the Guarantor fails to make the deliveries for reasons other than an insufficient supply of wafers, the customer agreements generally provide for contractual penalties.

For information about the risks associated with customer agreements, see "Risk Factors – Risks

Related to Q-Cells, the Guarantor – The Guarantor has entered into extensive long-term purchase obligations in regard to silicon and silicon wafers resulting in, *inter alia,* sales and price-related risks" as well as "Risk Factors – Risks Related to Q-Cells, the Guarantor – As a manufacturer and seller, the Guarantor is exposed to warranty-related risks".

The following table gives an overview of the solar cell sales agreements of the Guarantor as of February 5, 2007:

	2007	2008	2009	2010	2011 – 2018
Contracted sales volume[1]	~271 MWp	~349 MWp	~346 MPw	~312 MWp	~723 MWp
In negotiation[2]	~26 MWp	~45 MWp	~50 MWp	~57 MWp	~275 MWp

[1] +/- 10%.
[2] There is no guarantee that the negotiations will lead to the conclusion of contracts in the volumes set forth in this row of the table.

The Guarantor continues to focus on diversifying and expanding its customer base, in particular in strategic target markets. As focused, non-vertically integrated and group-independent manufacturer of crystalline silicon cells the Guarantor has established itself as main supplier and strategic partner of many independent module manufacturers. The Guarantor continues to target the group of independent module manufacturers since the Guarantor believes that this group has an above-average growth potential and the best access to the local geographic markets it is active in. The Guarantor generally aims to enter into long-term customer agreements and to build a close and long-term oriented partnership with its customers, including technological cooperation.

The Guarantor has successfully increased its export ratio in the past years. The following table shows the geographical segment reporting of the Guarantor's group (including its Core Business segment as well as its New Technologies segment):

(in € thousands)	2004	2005	2006
Germany	95,550.4 (74.2%)	189,319.8 (63.2%)	251,775.9 (46.7%)
Other EU-countries	18,676.8 (14.6%)	32,927.8 (11.0%)	73,252.0 (13.6%)
South-Africa	9,605.5 (7.5%)	37,732.1 (12.6%)	50,286.4 (9.3%)
Rest of World	4,864.3 (3.7%)	39,389.5 (13.2%)	164,182.9 (30.4%)
Total	128,697.0 (100%)	299,369.2 (100%)	539,497.2 (100%)
Export Ratio in %	25.8%	36.8%	53.3%

Research and development

As of December 31, 2006, the research and development team of the Guarantor comprised 101 specialists which constitutes a significant expansion of its research and development capacities compared to 2005 (57 specialists). More than 10% of the Guarantor's employees currently work in research and development. The Guarantor believes that it has one of the leading R&D teams in the photovoltaic industry. In addition to its own R&D team, the Guarantor closely cooperates with universities as well as public and private institutes and research and technology societies and has entered into strategic cooperation with suppliers, customers and machine manufacturers.

In order to develop the photovoltaic technology quickly and cost efficiently, the Guarantor continuously makes investments in its research and development activities. In 2006 development costs for internally generated intangible assets in the amount of € 2.7 million (2005: € 1.4 million) were capitalized. Non-capitalizable research and development costs totaling € 4.9 million (2005: € 2.1 million) were reported as expenses in 2006. The Guarantor achieved significant technological advances in 2006, which include, *inter alia,* the following:

- development of a high efficiency cell offering backside collection in cooperation with the Fraunhofer ISE, Freiburg and ISFH Hamelin;
- reduction of wafer/cell width: In 2006, the cell width of the Guarantor's cells was reduced from 240-220 μm in 2005 to 200 μm;
- optimization of processes; and
- improvement of average cell efficiency.

The main focus of the Guarantor's research and development activities in its core business is and will be in the next couple of years the further reduction of wafer/cell width and the increase of the cell efficiency. The Guarantor is currently testing products with a cell width of 160 μm and intends to convert production of Q6L cells to a cell width of 180 μm in the second half of 2007.

Trademarks, patents, licenses and Internet domains

The Guarantor owns the word mark (*Wortmarke*) "Q-Cells" as well as the word mark (*Wortmarke*) and logo "Q.CELLS". Both marks are entered as German trade marks in the register of the German Patent and Trademark Office as well as IR marks in the register of the World Intellectual Property Organization. The protection of IR marks extends across approximately 20 countries to the extent that national patent and trademark offices do not object to such protection. In addition, both marks have been filed as community trade marks but have yet to be registered. In addition, the Guarantor possesses the Internet domains q-wafer, qwafer, q-modules, qmodules, q-cells and qcells. The Guarantor's remaining know-how is largely ineligible for protection. This means that such know-how cannot be protected by means of industrial property rights but only by means of confidentiality agreements and other contractual arrangements pertaining to the use and transfer of know-how. The employment agreements for employees of the Guarantor provide for confidentiality undertakings. However, the Guarantor know-how is transferred to its machine suppliers, in particular in the area of machine technology, and also to customers and suppliers, in particular in the area of product technology. The Guarantor believes that it is more important to advance its R&D competence on an ongoing basis and to further develop know-how with the objective of gaining and maintaining an advantage over competitors in terms of knowledge wherever possible. On the other hand, there is a limited area involving treatment processes and formulas protected internally by the Guarantor as a business secret. See "Risk Factors – Risk related to the business – The intellectual property of the Guarantor can only be protected to a limited extent and is currently largely not protected".

New Technologies

Introduction

Although the Guarantor believes that the conventional crystalline silicon-based cell technology will remain the dominant photovoltaic technology for at least the next 10 years, assuming that there are no unexpected technological innovations, it also believes that the significance of new technologies will increase (including, in particular, in complementary applications and products). For this reason the Guarantor developed the New Technologies segment in 2005 and 2006, in which it is investing in the commercialization of new technologies, which can be divided into wafer-based technologies and thin-film based technologies. Its objective in doing so is to be invested in the technology platforms of the future, so that the Guarantor will be able to offer the broad range of products based on these technology platforms. In contrast to the Guarantor's Core Business segment, production in the New Technologies segment also involves the production of solar modules.

Overview

Currently, the Guarantor has made investments in the following new technologies

- string ribbon technology, resulting in a significant reduction of silicon usage (EverQ);
- silicon based thin film technology, resulting in long useful life of modules and advantages of thin-film, including reduction of silicon usage (CSG Solar);
- cadmium telluride thin-film technology, resulting in lower production costs per Wp and a high module efficiency potential compared to other thin-film technologies (Calyxo);
- micromorph silicon thin-film technology, resulting in better module efficiencies than achieved with traditional amorphous thin-film technology (Brillant 234.);
- the copper-indium-gallium-diselenide thin-film technology, resulting in a robust production process, significant energy savings in the production process and a high module efficiency in industrial mass production (Solibro);
- flexible thin-film technology, resulting in extremely flexible solar modules, that are very thin and light, unbreakable and customizable and can be used in building-integrated modules (VHF-Technologies); and
- low-concentration solar technology, resulting in sunlight concentration by a factor of two to three and an increase in the number of modules that can be produced from a specific quantity of solar cells (Solaria).

The string ribbon technology and the silicon based thin-film technology are the most advanced technologies and have already started production. The micromorph silicon thin-film technology and the low-concentration solar technology are scheduled to start production later in 2007. The production of the cadmium telluride thin-film technology, the flexible thin-film technology and the CIGS thin-film technology are currently tested in pilot lines.

New technologies investments

The following table shows an overview of the Guarantor's investments in new technologies:

	Name of company and registered seat	Date of acquisition of interest	Interest in company	Technology
Wafer-based technology				
	EverQ GmbH, Thalheim, Federal Republic of Germany	2005	33.33%	String ribbon
	Solaria Corporation, Fremont, California, United States of America	2006	12.39%	Low-concentration solar
Thin-film technology – fixed substrates (glass)				
	Calyxo GmbH, Thalheim, Federal Republic of Germany	2005	100%	Cadmium telluride thin-film
	Brilliant 234. GmbH, Thalheim, Federal Republic of Germany	2006	100%	Micromorph silicon thin-film
	Solibro GmbH, Thalheim, Federal Republic of Germany	2007	67.5%[1]	Copper-indium-gallium-diselenide thin-film
	CSG Solar AG, Thalheim, Federal Republic of Germany	2005	21.71%	Silicon based thin-film
Thin-film technology – flexible substrates				
	VHF-Technologies, Yverdon-les-Bains, Switzerland	2006	23.44%, with an option to increase interest to 51%[2]	Flexible thin-film

[1] The Guarantor's shareholding in Solibro GmbH was increased from 37.25% to 67.5% after registration of the capital increase of Solibro GmbH on April 18, 2007.

[2] The Guarantor exercised its option to increase its interest to 51% in March 2007; however, the capital increase by which the Guarantor will increase its shareholding to 51% has not been carried out as of the date of this Prospectus.

EverQ

EverQ GmbH ("EverQ") is a joint venture founded by the Guarantor, in which the Guarantor, Evergreen Solar Inc. and Renewable Energy Corporation ASA ("REC") each hold 33.33%. EverQ's registered office is in Thalheim, Saxony-Anhalt, Federal Republic of Germany. The purpose of the joint venture is to further develop the string-ribbon technology for the industrial mass production of silicon-based photovoltaic wafers, cells and modules on the basis of such technology. The first fully integrated factory of EverQ in Thalheim with an annual production capacity of 30 MWp started production in the first half of 2006. In June 2006, REC and EverQ entered into a silicon procurement agreement with an aggregate amount of 7,400 tons, thereby securing EverQ's silicon supply for the next seven years starting 2008. In order to secure the expansion of EverQ's production facility before 2008, REC and the Guarantor have entered into short-term silicon supply contracts with EverQ. On the basis of the secured silicon supply, EverQ has started to build a second factory with an annual production capacity of 60 MWp in the third quarter of 2006 which is expected to start production in the second quarter of 2007. EverQ is scheduled to achieve an annual production capacity of 300 MWp by 2010. The products of EverQ are marketed and distributed by Evergreen Solar Inc.

CSG Solar

The Guarantor holds a 21.71% interest in CSG Solar AG ("CSG Solar"). Other shareholders in CSG Solar are REC, APAX Partners and Good Energies Investments B.V. CSG Solar's registered office is in Thalheim, Saxony-Anhalt, Federal Republic of Germany. The purpose of CSG Solar AG is the development of the crystalline silicon on glass technology for industrial mass production. In 2006, the construction of CSG's first factory in Thalheim with an annual nominal production capacity of approximately 25 MWp was completed. Production of modules started in the first quarter of 2007. The majority of the products produced by this line were sold on the basis of sales contracts with two customers with terms until 2010. A decision whether to build an additional production line will be made upon achieving certain milestones.

Calyxo

The Guarantor holds a 100% interest in Calyxo GmbH ("Calyxo"). Calyxo's registered office is in Thalheim, Saxony-Anhalt, Federal Republic of Germany. The purpose of Calyxo is the development of the cadmium telluride thin-film technology. First products from Calyxo's pilot production line in Thalheim are expected in mid 2007 and a decision on the expansion of the pilot production line to a production line with an annual nominal capacity of 25 MWp will be made in mid 2007.

Brilliant 234.

The Guarantor holds a 100% interest in Brilliant 234. GmbH ("Brilliant 234"). Brilliant 234.'s registered office is in Thalheim, Saxony-Anhalt, Federal Republic of Germany. The purpose of Brilliant 234. is the development of the micromorph silicon thin-film technology. Brilliant 234. has started to build a pilot production line in Thalheim in June 2006 which has an annual nominal production capacity of 8 MWp and which is scheduled to be expanded to an annual nominal production capacity of approximately 25 MWp by 2008. The first test modules are scheduled to be produced in the second half of 2007.

Solibro

Solibro GmbH ("Solibro") is a joint venture in which the Guarantor holds an interest of 67.5% and Solibro AB an interest of 32.5%. Solibro's registered office is in Thalheim, Saxony-Anhalt, Federal Republic of Germany. The purpose of Solibro is the development of the copper-indium-gallium-diselenide thin-film technology. Solibro is scheduled to build a plant in Thalheim with an annual nominal production capacity of 25 to 30 MWp by mid 2008.

VHF-Technologies

The Guarantor holds a 23.44% interest in VHF-Technologies SA ("VHF-Technologies") and has exercised its option to increase its interest in VHF-Technologies to 51% (the relevant capital increase to increase its shareholding in VHF-Technologies has not yet been carried out). VHF-Technologies' registered office is in Yverdon-les-Bains, Switzerland. The purpose of VHF-Technologies is the development of the flexible thin-film technology. VHF Technologies has a pilot production line in Yverdon-les-Bains with an annual nominal production capacity of 2 MWp which is currently being expanded by an additional annual nominal capacity of 5 MWp. The first modules have already been produced and delivered to customers. A decisions will be made in the first half of 2007 whether to build an initial production line in Thalheim with an annual nominal production capacity of 25 MWp.

Solaria

Solaria Corporation ("Solaria") is a joint venture in which the Guarantor holds an interest of 12.39%. Solaria's registered office is in Fremont, California, United States of America. The purpose of Solaria is the development of the low-concentration PV technology. The production of the first test modules

is expected in the first half of 2007.

Segment Reporting

The Guarantor has implemented a segment reporting regarding its Core Business and New Technologies segments for the first time in 2006. The following table provides an overview of the Core Business and New Technologies segments:

(in € thousands)	Core Business		New Technologies		Group	
	2005	2006	2005	2006	2005	2006
Segment sales revenues	299,369.2	539,321.5	0.0	175.7	299,369.2	539,497.2
Segment income	63,160.9	131,549.9	0.0	-2,155.4	63,160.9	129,394.5
Income of financial assets accounted for using the equity method						
Pro rata income	0.0	0.0	-1,696.0	-2,406.5	-1,696.0	-2,406.5
Difference on the liability side	0.0	0.0	0.0	9,378.7	0.0	9,378.7
Income for the year					39.932.0	97,146.4
Segment assets	403,670.2	490,803.7	2,486.4	48,717.8	406,156.6	539,521.5
Shares in the financial assets accounted for using the equity method			12,480.7	38,176.7	12,480.7	38,176.7
Total assets					**418,637.3**	**577,698.2**
Segment liabilities	66,467.8	112,872.3	526.8	5,486.0	66,994.6	118,358.3
Acquisition costs for the acquisition of segment assets (Plant, property and equipment and intangible assets)	46,443.7	45,399.7	1,996.3	22,740.7	48,440.0	68,140.4
Depreciation on segment assets	11,302.2	17,519.6	0.1	301.5	11,302.3	17,821.1
Total amount of essentially non-cash expenses	2,478.0	6,245.7	0.0	0.0	2,478.0	6,245.7

Investments

The focus of the investments made by the Guarantor in 2006 continued to to be the expansion of production capacities and research and development in its core business. In addition, the Guarantor made investments in new techonologies companies in 2006. Capital expenditures on property, plant and equipment amounted to € 61.0 million in 2006; capital expenditures on intangible assets to € 6.3 million. In addition, the Guarantor invested € 8.7 million in equity investments (new technologies) in 2006. Future investments will continue to focus on its core business and new technologies. Investments of € 200 million are to be made in its core business in 2007 (Line V, research and development test line, centralized supply and waste management, central storage) and investments of € 200 million are to be made in new technologies.

Litigation

As part of its normal course of business, the Guarantor is party to litigation proceedings. The Guarantor is of the opinion that none of these legal disputes, neither individually nor collectively, could have a material adverse effect on its business or its financial condition and results of operations.

No such proceedings have taken place in the past two years and, to the knowledge of the Guarantor, no such proceedings are threatened either.

SELECTED FINANCIAL INFORMATION OF THE GUARANTOR

The following summary of selected financial data should be read in conjunction with the annual and interim financial statements and the notes thereto contained in the financial statements of the Guarantor incorporated by reference into this Prospectus. The unconsolidated financial statements for the year 2004 and the consolidated financial statements for the years 2005 and 2006 have been prepared in accordance with IFRS.

	For the year ended December 31,		
	2005	**change**	**2006**
	(€ thousand)	**(in %)**	**(€ thousand)**
Sales revenues	299,369.2	80.2%	539,497.2
Change in stocks of finished and unfinished products	11,932.2	56.9%	18,717.7
Other own work capitalized	793.5	113.8%	1,696.6
Other operating income	6,806.6	60.8%	10,948.2
Cost of materials	197,893.9	76.0%	348,215.6
Personnel expenses	28,115.8	54.6%	43,462.2
Depreciation, amortization and impairment losses	11,302.3	57.7%	17,821.1
Other operating expenses	18,428.6	73.5%	31,966.3
Net operating income	**63,160.9**	**104.9%**	**129,394.5**
Income from financial assets accounted for using the equity method	- 1,696.0	—	6,972.2
Interest and similar income	1,749.5	203.2%	5,305.2
Interest and similar expense	3,273.0	0.1%	3,276.9
Income from financial instruments	0.0	—	-382.7
Income before taxes	**59,941.4**	**130.2%**	**138,012.3**
Income taxes	20,009.4	110.7%	42,165.8
Net income for the year	**39,932.0**	**140.0%**	**95,846.5**
Income attributable to minority shareholders	**0.0**	—	**1,299.9**
Net income for the year attributable to Q-Cells AG shareholders	**39,932.0**	**143.0%**	**97,146.4**

	For the year ended December 31,	
	2005	2006
	(€ thousand)	
Assets		
Non-current assets		
Goodwill	0.0	446.8
Intangible assets	3,712.4	27,381.8
Property, plant and equipment	99,641.8	144,146.9
Financial assets	3.1	3.1
Financial assets accounted for using the equity method	12,480.7	38,176.7
Other non-current assets	10,666.9	66,516.9
	126,504.9	**276,672.2**
Current assets		
Inventories	49,888.9	78,728.2
Trade accounts receivable	33,802.5	83,538.8
Market value of derivative financial instruments	0.0	22,182.7
Time deposits	32,500.0	10,060.0
Other receivables and assets	12,719.7	15,936.7
Cash and cash equivalents	200,647.9	147,349.6
	329,559.0	**357,796.0**
Total assets	**456,063.9**	**634,468.2**

Liabilities		
Shareholders' equity		
Subscribed capital	36,913.6	74,729.7
Capital reserves	240,686.9	247,690.6
Revenue reserves	44,109.1	104,032.2
Other reserves	-447.7	-147.0
Q-Cells AG shareholders	321,261.9	426,305.5
Minority interests	0.0	13,665.4
	321,261.9	**439.970.9**
Non-current liabilities		
Profit participation capital	14,492.9	14,578.6
Non-current financial liabilities	12,833.8	6,149.2
Deferred investment grants and subsidies	23,096.3	32,614.4
Other provisions	0.0	4,661.4
Other non-current liabilities	4,505.9	13,668.7
Deferred taxes	647.1	5,255.4
	55,576.0	**76,927.7**
Current liabilities		
Current financial liabilities	11,658.8	6,731.1
Trade accounts payable	25,557.4	44,346.0
Tax liabilities	14,488.9	16,353.4
Deferred investment grants and subsidies	6,731.0	6,350.1
Market value of derivative financial instruments	0.0	22,565.3
Other provisions	3,236.6	917.0
Other current liabilities	17,553.3	20,306.7
	79,226.0	**117,569.6**
Total liabilities	**456,063.9**	**634,468.2**

USE OF PROCEEDS

The Guarantor intends to use the net proceeds of the issue and sale of the Bonds in the amount of approximately € 484 million to expand the production capacity in its core business. Due to the supply agreement entered into with Elkem Solar AS, securing the Guarantor substantial amounts of metallurgical silicon over the period between 2008 and 2018 (see "Descripition of the Business of Q-Cells, the Guarantor – Core Business – Procurement – Recent material supply side transactions"), the Guarantor will have to expand its production capacity faster than previously planned in order to be able to process these new, contracted amounts of silicon. In addition to the expansion of its production capacity, the Guarantor will invest the proceeds in the construction and ramp-up of its Research & Development production lines and the construction and ramp-up of the production lines of its subsidiaries and minority shareholdings active in new photovoltaic technologies.

SUBSCRIPTION AND SALE

Subscription Agreement

Pursuant to a subscription agreement dated February 7, 2007 (the "*Subscription Agreement*") between Q-Cells International Finance B.V., as Issuer, Q-Cells AG, as Guarantor, and Citigroup Global Markets Limited and Dresdner Bank Aktiengesellschaft, as Joint Lead Managers (the "*Managers*"), the Issuer agreed to sell to the Managers, and the Managers agreed, subject to certain customary closing conditions, to purchase Bonds in the principal amount of € 440,000,000 (including an option to increase the issue size from € 350,000,000 by € 90,000,000, which was exercised). In the Subscription Agreement, the Issuer granted to the Managers an over-allotment option (the "*Option*") to (severally but not jointly) subscribe for additional optional bonds in an aggregate principal amount of up to €52,500,000. On February 9, 2007, the Managers exercised the over-allotment option to the full extent. The Managers received a commission in connection with the issuance of the Bonds. The Issuer and the Guarantor have agreed to indemnify the Managers against certain liabilities.

Selling Restrictions

General

This Prospectus does not constitute an offer by, or an invitation by or on behalf of, the Issuer and the Managers or any other person to subscribe for any of the Bonds, or the solicitation of an offer to subscribe for any of the Bonds. The distribution of this Prospectus and the offering of the Bonds may, in certain jurisdictions, be restricted by law, and this Prospectus may not be used for the purpose of, or in connection with, any offer or solicitation by anyone in any jurisdiction where such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. The Issuer and the Managers require persons who obtain this Prospectus to inform themselves of and observe all such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction. Neither the Issuer nor the Managers accept any legal responsibility for any violation by any person, whether or not a prospective purchaser of Bonds, of any such restrictions.

No action has been or will be taken by the Issuer or the Managers that would, or is intended to, permit a public offer of the Bonds in any country or jurisdiction where any such action for that purpose is required. Each Manager has complied and will comply with all applicable laws and regulations in each jurisdiction in which it purchases, offers, sells or delivers Bonds or has in its possession or distributes any offering or publicity material relating to the offering of the Bonds.

United States of America

The Bonds, the Guarantee and the Settlement Shares to be issued upon conversion of the Bonds have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S or pursuant to another exemption from the registration requirements of the Securities Act. Each Manager severally represents that it has not offered or sold, and agrees that it will not offer or sell, any Bonds constituting part of its allotment except in accordance with Rule 903 of Regulation S. Accordingly, neither it, its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Bonds and the Settlement Shares to be delivered upon conversion of the Bonds and neither it, its affiliates or any other person acting on its or their behalf has made or will make any offer or sale of any security or has taken any action or will take any action under circumstances that would require registration of the Bonds or the Settlement Shares to be issued upon conversion of the Bonds under the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S.

Each Manager represents that it has not entered and agrees that it will not enter into any contractual arrangement with any distributor (as that term is defined in Regulation S) with respect to the distribution or delivery of the Bonds, except with its affiliates or with the prior written consent of the Issuer.

United Kingdom

Each Manager represents, warrants and agrees that (i) it has complied and will comply with all applicable provisions of Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer.

The Netherlands

The Bonds have not been and will not be divided into fractions, nor have they been or will they be, directly or indirectly, offered (*aanbieden*) within the meaning of article 5:2 of the Dutch Act on Financial Supervision (*Wet op het financieel toezicht*) against a consideration of less than € 50,000 (or its equivalent in other currencies). The Settlement Shares to be issued upon conversion of the Bonds may only be offered or sold in compliance with the Dutch Act on Financial Supervision (*Wet op het financieel toezicht*).

The Netherlands

This is a general summary and the tax consequences as described here may not apply to a holder of Bonds. Any potential investor should consult his own tax adviser for more information about the tax consequences of acquiring, owning and disposing of Bonds in his particular circumstances.

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, the ownership and the disposition of the Bonds. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. It does not consider every aspect of taxation that may be relevant to a particular holder of the Bonds under special circumstances or who is subject to special treatment under applicable law.

This summary is based on the tax laws of the Netherlands, duly published relevant court decisions, duly published related administrative rulings (*Besluiten*), Conventions for the Avoidance of Double Taxation to which The Netherlands is a party, rules of the European Union related to direct taxation, and authoritative literature, in each case as of the date of this Listing Prospectus. The Netherlands tax laws and the interpretation thereof, are subject to change, which could adversely affect this summary. If there is a change in the Netherlands tax laws, the summary would necessarily have to be re-evaluated in the light of these changes. This summary assumes that each transaction with respect to Bonds is at arm's length.

Withholding tax

Any payments made under the Bonds (including the issue of Shares upon conversion and repayment of the Bonds) will not be subject to withholding or deduction for, or on account of, any Dutch Taxes.

Taxes on income and capital gains

A holder of a Bond or Share (a "**Holder**") will not be subject to any Dutch Income Taxes on any payment made to the Holder under the Bonds or Shares or on any capital gain made by the Holder from the disposal, or deemed disposal, or repayment of, the Bonds or Shares (including conversion of Bonds into Shares) except if:

a. the Holder is, or is deemed to be, a resident of the Netherlands for purposes of Dutch (corporate) income tax; or

b. the Holder is an individual and has opted to be treated as a resident of the Netherlands for purposes of Dutch income tax; or

c. the non-resident Holder derives profits from an enterprise, whether as an entrepreneur *(ondernemer)* or pursuant to a co-entitlement to the net worth of the enterprise (other than as an entrepreneur or a shareholder), which enterprise is, in whole or in part, carried on through a permanent establishment *(vaste inrichting)* or a permanent representative *(vaste vertegenwoordiger)* in the Netherlands to which the Bonds or Shares are attributable; or

d. the non-resident Holder is an individual and is entitled to a profit share in an enterprise which is effectively managed in the Netherlands, as far as the profits do not result from securities or employment and are not taxed on the basis of chapter 7.2 or 7.3 of the Dutch Income Tax Act 2001 (*Wet inkomstenbelasting 2001*); or

e. the non-resident Holder is an individual and has, and certain persons related or deemed related to that individual have, directly or indirectly, a substantial interest (*aanmerkelijk*

belang), as defined in the Dutch Income Tax Act 2001 (*Wet inkomstenbelasting 2001*), in the Issuer or in any entity that has, or that is part of a cooperation ("*samenwerkingsverband*") to which legally or in fact, directly or indirectly, any part of the proceed of the Bonds are made available; or

f. the non-resident Holder is an individual and derives benefits from miscellaneous activities *(overige werkzaamheden)* carried out in the Netherlands in respect of the Bonds or Shares, including (without limitation) activities which are beyond the scope of active portfolio investment activities; or

g. the non-resident Holder is not an individual and is entitled to a share in the profits or the equity of an enterprise effectively managed in the Netherlands, as far as the profits do not result from securities, to which the Bonds or Shares, as the case may be, are attributable; or

h. the non-resident Holder is not an individual and has, directly or indirectly, a substantial interest or a deemed substantial interest, as defined in the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the Issuer, which does not form part of the assets of an enterprise and the EU Directive of 3 June 2003 on interest and royalty payments between associated companies of different member states (2003/49/EC) does not apply.

A person has a substantial interest in the Issuer if such person – either alone or, in the case of an individual, together with his partner (partner), if any- has, directly or indirectly, either the ownership of shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Issuer, or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of the total issued and outstanding capital, (or the issued and outstanding capital of any class of shares) of the Issuer or the ownership of profit participating certificates (*winstbewijzen*) that relate to 5% or more of the annual profit of the Issuer or to 5% or more of the liquidation proceeds of the Issuer.

A person who is entitled to the benefits from shares or profit participating certificates (for instance a holder of the right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and such person's entitlement to such benefits is considered a share or a profit participating certificate, as the case may be.

A deemed substantial interest may be present if shares, profit participating certificates or rights to acquire shares or profit participating certificates in the Issuer have been acquired or are deemed to be acquired on a non-recognition basis.

Furthermore, a holder of Bonds who is an individual may, inter alia, derive benefits from Bonds that are taxable as benefits from miscellaneous activities in the following circumstances, if such activities are performed or deemed to be performed in the Netherlands:

- if his investment activities go beyond the activities if an active portfolio investor, for instance in case of the use of insider knowledge (*voorkennis*) or comparable forms of special knowledge; or
- if he makes the Bonds available or is deemed to make the Bonds available, legally or in fact, directly or indirectly, to certain parties as meant in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001 under circumstances described there.

Gift and inheritance taxes

No Dutch Taxes are due in respect of any gift of Bonds or Shares by, or inheritance of Bonds or Shares on the death of, a Holder, except if:

a. the Holder is a resident, or is deemed to be a resident, of the Netherlands; or

b. the Holder, at the time of the gift or death, had an enterprise (or an interest in an enterprise) which is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the Bonds or Shares are attributable; or

c. the Holder passes away within 180 days after the date of the gift of Bonds or Shares and is not, or not deemed to be, at the time of the gift, but is, or deemed to be, at the time of his death, resident of the Netherlands; or

d. the Holder is entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the Bonds or Shares are attributable.

Other taxes and duties

No other Dutch Taxes, such as capital tax, turnover tax, or other similar tax or duty (including stamp duty and other than court fees), are due by the Issuer or the Holder by reason only of the issue, acquisition or transfer of the Bonds or Shares issued upon conversion of the Notes.
A Holder will not become a resident, or be deemed to be a resident, of the Netherlands for tax purposes, or, subject to the exceptions in paragraphs "Taxes on income and capital gains" and "Gift and inheritance taxes" will become subject to Dutch Taxes by reason only of the Issuer's performance, or the Holder's acquisition (by way of issue or transfer to it), holding, conversion or enforcement, of a Bond or Share.

Federal Republic of Germany

The following summary of certain German taxation consequences is based on the laws and practice in force as of the date of this Prospectus and is subject to any changes in law and practices (and the interpretation and application thereof) occurring after such date, which changes could be made on a retroactive basis. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, hold or dispose of the Bonds or to convert Bonds into Shares, and does not purport do deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. This summary is of a general nature based on the understanding of the Issuer and the Guarantor of current law and practice. The Holders are advised to consult their own tax advisors. Save as otherwise indicated, this summary only addresses the position of investors who do not have any connection with the Netherlands other than the holding of the Bonds. Investors should consult their professional advisers on the possible tax consequences of their subscribing for, acquiring, holding, selling or redeeming Bonds or converting Bonds into Shares under the laws of their country of citizenship, residence, domicile or incorporation.

Although the Bonds qualify as convertible bonds (*Wandelanleihen*) pursuant to section 221 paragraph 1 German Stock Corporation Act (*Aktiengesetz*) for corporate law purposes, there is no clear guidance whether the Bonds also qualify as convertible bonds for German tax purposes. It cannot be excluded that the German tax authorities will qualify the Bonds as financial innovations. The German tax consequences in this case are included in the following description.

German resident investors

Interest payments on the Bonds

Individual or corporate Holders who are resident in the Federal Republic of Germany (individuals or entities whose residence, customary place of abode, statutory seat, head office or place of effective management or control is located in the Federal Republic of Germany) are subject to German personal or corporate income tax and solidarity surcharge thereon with any interest payment received on the

Bonds. Such interest is also subject to trade tax if the Bonds are part of the assets of a German trade or business.

As the Bonds are not issued by a German resident issuer the interest payments should not be subject to German withholding tax on interest from convertible bonds (*Kapitalertragsteuer auf Zinsen aus Wandelanleihen*). However, if the Bonds are kept or administered in a domestic securities deposit account by a German financial or financial service institution ("Disbursing Agent"), which term includes a German branch of a foreign financial or financial service institution but excludes a foreign branch of a German financial or financial service institution, ("German Administered Bonds") a 30% withholding tax on interest payments (*Zinsabschlag*) plus a 5.5% solidarity surcharge thereon will be levied on interest payments, resulting in a total withholding tax charge of 31.65%.

Such withholding tax and solidarity surcharge thereon are credited against the German personal or corporate income tax and the respective solidarity surcharge of the Holder and any excess amount is refunded to the Holder.

Disposal or redemption of the Bonds

If the Bonds are sold or redeemed during a current interest period, the accrued interest received as part of the purchase price will be subject to personal or corporate income tax and solidarity surcharge thereon as well as to trade tax, where applicable. Accrued interest paid by a purchaser as part of the purchase price for the Bonds can be deducted from the personal or corporate income tax base. The capital gains received on the sale of the Bonds are only taxable if (i) the Bonds are disposed of within one year after their acquisition or (ii) the Holder (or, in case of a transfer without consideration, his or her predecessor) at any time during the five years preceding the sale held an interest (including, among other things, shares and convertible bonds or convertible Bonds) of at least 1% in the issued share capital of the Guarantor or (iii) the Bonds are held as business assets of a German trade or business of the Holder in which case the capital gains may also be subject to trade tax. However, it cannot be excluded entirely that the tax authorities will qualify the Bonds as financial innovations in which case any positive difference between the purchase price paid by the Holder for the Bonds and the proceeds received by the Holder from the sale or redemption is subject to income tax plus solidarity surcharge thereon as well as trade tax, where applicable, as additional deemed interest.

If the Bonds are German Administered Bonds the Disbursing Agent will be required to withhold tax (*Zinsabschlag*) on accrued interest included in the redemption amount or proceeds from the disposition or assignment of the Bonds at a rate of 30% (plus solidarity surcharge at a rate of 5.5% thereon), resulting in a total tax charge of 31.65%. If the accrued interest is separately invoiced, the tax base is the invoiced interest. If the accrued interest is not separately invoiced and the Bonds were held in the same securities deposit account of the seller since the date of their acquisition by the seller, the tax base is the difference between the proceeds from the disposition or redemption and the issue or purchase price of the Bonds. If the accrued interest is not separately invoiced and the Bonds are sold after a transfer from one securities deposit account to another securities deposit account kept at a different bank, the basis for the withholding tax and the solidarity surcharge on accrued interest will be the amount of 30% of the proceeds from the disposition or redemption.

Conversion

According to administrative guidance, the conversion of the Bonds into Shares in case of a convertible bond (*Wandelanleihe*) does not give rise to a taxable capital gain for purposes of personal or corporate income tax or trade tax. The purchase price for the Bonds is carried over as acquisition costs for the Shares.

However, it cannot be excluded that the German tax authorities will qualify the Bonds as financial innovations. In that case, the conversion may be treated as a disposal of the Bonds for tax purposes and the difference between the purchase price paid by the Holder for the Bonds and, in principle, the

fair market value of the Shares at the time of the conversion plus the Additional Cash Amount, if any, or a compensation in cash in lieu of the delivery of all or part of the Shares is also subject to income tax plus solidarity surcharge thereon. The 30% withholding tax plus solidarity surcharge applies in this case if the Bonds are German Administered Bonds. If any potential cash payment should not be sufficient to pay withholding tax plus solidarity surcharge, the Holder may be required to pay the entire amount of withholding tax plus solidarity surcharge or a part of that amount to the Disbursing Agent which is obliged to withhold the tax. If the Shares are delivered to the Holder, the fair market value for the Shares at the time of the conversion is considered to be the acquisition costs for the Shares.

If the Bonds qualify as financial innovations and if the Holder receives an Additional Cash Amount in addition to, or a cash payment in lieu of, the delivery of all or a part of the Shares, any amount received in addition to the (pro rata) repayment of the principal of the Bonds will be subject to tax as additional deemed interest. If, however, the Bonds do not qualify as financial innovations, the Additional Cash Amount, if any, and a compensation in cash in lieu of the delivery of all or a part of the Shares should be considered as a sale or a partial sale of the Shares which should result in a taxable capital gain only if (i) such conversion and in lieu payment is made within one year after the acquisition of the Bonds, (ii) the Holder or his or her predecessor at any time during the five years preceding such in lieu payment held an interest (as defined above) of at least 1% in the issued share capital of the Guarantor or (iii) the Bonds are held as business assets of a trade or business.

Expenses related to the income from the Bonds; special tax exemption

The Holder may deduct expenses related to the income from the Bonds. Where no higher expenses related to income from capital investment are shown, the Holder is entitled for a standard deduction (*Werbungskosten-Pauschbetrag*) of € 51 p. a. (€ 102 p.a. in the case of married couples filing joint returns), if the Bonds are not held as business assets. In addition, Holders who do not hold the Bonds as business assets are entitled to an annual special tax exemption (*Sparerfreibetrag*) for all capital investment income of € 750 p. a. (€ 1,500 p. a. in the case of married couples filing joint returns). Income from the Bonds (together with other investment income) is free of withholding tax up to these limits if an exemption order (*Freistellungsauftrag*) has been filed with the deposit bank. The same applies if the shareholder provides the deposit bank with a non-assessment certificate (*Nichtveranlagungsbescheinigung*) issued by the relevant tax office. The standard deduction and the special exemption apply to all investment income from capital investments (net of related expenses) received during the year including dividend income.

Investors not resident in the Federal Republic of Germany

In particular since the Bonds are not issued by a German resident issuer and, therefore, the interest payments should not be subject to German withholding tax on interest from convertible bonds, individuals or corporate Holders, who are not tax resident in the Federal Republic of Germany are in general not subject to German income tax with their interest income from the Bonds unless the Bonds are held as business assets of a permanent establishment or a fixed base maintained in the Federal Republic of Germany in which case similar tax consequences as in case of Holders resident in the Federal Republic of Germany would apply.

Capital gains derived from a sale of the Bonds will in general be subject to German personal or corporate income tax plus solidarity surcharge thereon if (i) the Bonds are held as business assets of a German permanent establishment or fixed base of the Holder in which case also trade tax may apply, or (ii) if the Holder (or, in case of a transfer without consideration, his or her predecessor) at any time during the five years preceding the disposition held an interest (including among other things, shares and convertible bonds or convertible bonds) of 1% or more in the issued share capital of the Guarantor. Most tax treaties to which the Federal Republic of Germany is a party provide for a complete exemption from German taxation in the case of (ii).

Taxation of the Shares received in Conversion of the Bonds

Shareholders resident in the Federal Republic of Germany

Dividend taxation

Only half of the dividends received by a German-resident individual are subject to income tax (plus solidarity surcharge of 5.5% thereon) (so-called half income system). Accordingly, only half of the expenses attributable to the shareholding are deductible. If an individual holds the Shares as assets of a German commercial business of such shareholder, the dividend is subject to trade tax, unless the shareholder holds 10% or more of the share capital of the Guarantor at the beginning of the calendar year. Apart from certain exemptions (e. g. for so-called "*Finanzunternehmen*" under special conditions) for corporate shareholders 95% such dividend income is in general free of corporate income tax and, if the shareholder held 10% or more of the share capital of the Guarantor at the beginning of the calendar year, in general also free of trade tax; 5% per cent of the dividends are deemed to constitute non-deductible expenses and are thus subject to tax.

Dividends are also subject to 20% withholding tax plus 5.5% solidarity surcharge (in total 21.1 %), which will be credited or refunded to the shareholder.

Taxation of Capital Gains

Half of the capital gains from the disposal of the Shares received in exchange for the Bonds by an individual as Holder are taxable, if (i) the Shares are held as business assets of a trade or business, (ii) the Shares are sold within one year after the conversion, or (iii) the Holder (or, in the case of a transfer without consideration, his or her predecessor) at any time during the five years preceding the disposition held an interest (including, among other things, shares and/or convertible bonds) representing 1% or more of the issued share capital of the Guarantor. Apart from certain exemptions (e. g. for so-called "*Finanzunternehmen*" under special conditions) for corporate shareholders 95% of capital gains from the disposal of the Shares are in general tax-free.

If and to the extent that capital gains would be tax-free, losses are also not deductible. Losses from the sale of the Shares held as personal (non-business) assets within the one-year period can only be set off against certain capital gains realized in the same year, the preceding year and the subsequent years.

Shareholders not resident in the Federal Republic of Germany

Dividend taxation

Dividend income received by a non-resident shareholder who does not hold the Shares as business assets of a permanent establishment or a fixed base in the Federal Republic of Germany is subject to withholding tax (plus solidarity surcharge thereon) only. The rate is the same as applicable to resident shareholders, unless in particular a tax treaty reduces the withholding to a lower rate. The German Federal Tax Office, upon application, refunds the difference between the withholding tax permitted by an applicable tax treaty or the EU Parent/Subsidiary Directive (directive (EC) no. 90/435 of the Council of 23 July 1990) and the German withholding tax levied to the shareholder. Corporate shareholders might be subject to the recently tightened German anti-treaty / anti-directive shopping provisions as amended with effect of January 1, 2007, with the effect that a corporate shareholder that does not satisfy the "substance test" is not entitled to relief from withholding tax to the extent its shareholders would not themselves be entitled to such relief had they received the dividends directly.

Taxation of Capital gains

Capital gains from the disposition of the Shares are only subject to German tax if (i) such shareholder (or, in the case of the transfer without consideration, his or her predecessor) at any time during the

five years preceding the disposition, directly or indirectly, held an interest (including, among other things, shares and/or convertible bonds) of 1% or more in the issued share capital of the Guarantor or (ii) if the Shares were held as assets of a permanent establishment or fixed base in the Federal Republic of Germany. Most tax treaties to which the Federal Republic of Germany is a party provide for a complete exemption from German taxation in the case of (i).

Inheritance and Gift Tax

Under German law, the transfer of the Bonds or of the Shares will be subject to German inheritance or gift tax on a transfer by reason of death or as a gift if at the time of the transfer of the assets: (i) the donor or transferor or the heir, donee or other beneficiary is resident in the Federal Republic of Germany at the time of the transfer, or, if a German citizen, was not continuously outside of the Federal Republic of Germany and without German residence for more than five years; or (ii) except as mentioned under (i) the Bonds or Shares belong to the business assets of a permanent establishment maintained in the Federal Republic of Germany by the deceased or donor; or (iii) in case of the transfer of the Shares, the deceased or donor has held, alone or together with related persons, directly or indirectly, 10% or more of the registered share capital of the Guarantor at the time of the transfer.

The few presently existing German estate tax treaties usually provide that German inheritance or gift tax may only be imposed in cases (i) and (ii) above.

Special rules may apply to certain German expatriates (German citizens or former German citizens living abroad).

Other Taxes

No stamp, issue, registration or similar tax duties will be payable in the Federal Republic of Germany in connection with the issuance, delivery or execution of the Bonds. Currently, wealth tax is not levied in the Federal Republic of Germany.

Tax Reform Proposals

The German Government ratified on March 14, 2007 a draft of the envisaged 2008 tax reform (*Unternehmensteuerreform*), which, if finally enacted, would lead in part to significant changes with respect to the tax considerations discussed above. The legislative process is expected to be finalized by summer 2007. With respect to the taxation of holders of the Bonds or Shares the following envisaged changes might become relevant:

Interest or dividend payment received by a holder of the Bonds or Shares, as well as any gains upon the sale or redemption of the Bonds or Shares, would be subject to a final flat tax of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%), if such holder is an individual and does not hold the Bonds or Shares as a business asset. An individual holder resident in the Federal Republic of Germany may, in addition, be subject to church tax. If the flat tax would lead to a higher tax burden in comparison to the current rules, a holder would be entitled to opt for the current system. This part of the tax reform is expected to become effective as of January 1, 2009.

In case the Bonds or Shares are held as a business asset, the tax situation would remain unchanged. In case the holder of the Bonds or Shares is a German resident corporate investor, the corporate income tax rate is expected to be reduced from currently 25 % to 15 % (in each case plus solidarity surcharge). Income derived from the Bonds or Shares would still be subject to German municipal trade tax on income (*Gewerbeertragsteuer*) if the Bonds or Shares form part of the property of a German business establishment for trade tax purposes or are held by a German resident corporate investor. As counter finance measures for the reduction of the corporate income tax rate, it is expected that the deductibility of trade tax as a business expense would be abolished and the deductibility of

interest payments would generally be restricted. This part of the tax reform is expected to become effective as of January 1, 2008.

European Union Savings Directive

Under the European Union Directive 2003/48/EU, adopted on June 3, 2003, on the taxation of savings income, each Member State of the European Union is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, for a transitional period, Austria, Belgium and Luxembourg may instead apply a withholding system in relation to such payments, deducting tax at rates rising over time to 35%, unless during such period they elect otherwise. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

A number of non-EU countries, and certain dependent or associated territories of certain member states, have agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a person within its jurisdiction to an individual resident in a member state. In addition, the Member States have entered into reciprocal provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a member state to an individual resident in one of those territories.

Holders should note that no Additional Cash Amounts will be payablein respect of Withholding Taxes imposed pursuant to (i) the European Union Directive on the taxation of savings income, (ii) any international treaty or understanding relating to such taxation and to which the United States, the European Union or the Federal Republic of Germany is a party, or (iii) any provision of law implementing, or complying with, or introduced to conform with, such Directive, regulation, treaty or understanding.

GENERAL INFORMATION

Authorization of the Issuance of the Bonds

The general shareholders' meeting of the Guarantor resolved on June 29, 2006 to authorize the Management Board to issue, on one or more occasions, with the consent of the Supervisory Board, convertible bonds (*Wandelanleihen*) or bonds with warrants (*Optionsanleihen*) with a nominal amount of up to € 1,500,000,000 and to exclude the subscription rights of the existing shareholders, if the issue price of the bonds is not significantly less than their hypothetic market value and the shares to be issued to the bondholders upon conversion do not exceed ten per cent of the share capital. For this purpose, the share capital of the Guarantor was conditionally increased by up to € 29,530,884 by the issuance of up to 29,530,884 no-par value bearer shares. The Conditional Capital III will serve to secure the conversion rights of the Bonds. The capital increase will only be carried out to the extent bondholders exercise their conversion rights.

On February 7, 2007, the Management Board of the Guarantor resolved, with the approval of the Supervisory Board of the Guarantor, and on the same date the Managing Board of the Issuer, resolved to issue the Bonds through the Issuer and to exclude the subscription rights of the existing shareholders of the Guarantor.

Listing

Application has been made to admit the Bonds to the official list of the Luxembourg Stock Exchange and to admit the Bonds to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

The principal trading market for the existing shares of the Guarantor is the Frankfurt Stock Exchange. The Guarantor's shares are traded on XETRA, a computerized trading system operated by Deutsche Börse AG.

The Shares to be issued upon conversion of any Bond from the conditional capital of the Guarantor are listed on the Frankfurt Stock Exchange.

Availability of Documents

So long as the Bonds are listed on the official list of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange shall so require, copies (and, where appropriate, English translations) of (i) the articles of association of the Issuer and the Guarantor, (ii) the Terms and Conditions, (iii) the Prospectus and the documents which are an integral part of this Prospectus through incorporation by reference, and (iv) the Guarantee will be available at the offices of the Paying Agent in Luxembourg (Dexia Banque Internationale à Luxembourg, Transaction Execution Group, 69 Route d'Esch, Luxemburg 2953). So long as the Bonds are listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange shall so require, copies of (i) future audited annual financial statements of the Issuer, and (ii) future annual reports and future consolidated audited annual financial statements and unaudited quarterly consolidated interim financial statements of the Guarantor will be available at the offices of the Paying Agent in Luxembourg. All documents referred to in this paragraph may be obtained free of charge, during normal business hours on any business day (except Saturday) at the offices of the Paying Agent in Luxembourg. The first financial statements of the Issuer will be prepared for the period ending on December 31, 2007.

Form of Bonds and Clearing Codes

The Bonds will be represented for the whole life of the Bonds by a global bearer bond (the "*Global Bond*") without interest coupons. The Global Bond has been deposited with Clearstream Banking AG, Frankfurt (the "*Clearing System*") and will be kept in custody by or on behalf of the Clearing System until all obligations of the Issuer under the Bonds have been satisfied. The Holders have no right to require the issue of definitive Bonds or interest coupons.

The Bonds have been accepted for clearance through the Clearing System with the following security identification numbers:

ISIN:DE000A0LMY64
WKN: A0LMY64
Common Code: 028696507

Litigation

Except as disclosed in this Prospectus, neither the Issuer nor the Guarantor is involved in any litigation or arbitration proceedings relating to claims which are material in the context of the offering of the Bonds and, so far as the Issuer and/or the Guarantor are aware, no such litigation or arbitration proceedings are pending or threatened.

Material Change

Except as disclosed in this Prospectus, there has been no significant change in the financial or trading position of the Issuer or the Guarantor since February 6, 2007.

Auditors

The independent auditors for the Guarantor in the financial years 2005 and 2006 were KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Münzgasse 2, 04107 Leipzig, Federal Republic of Germany,. The independent auditors for the Issuer for the financial year 2007 is KPMG Holding N.V., Brainpark K.P. van der Mandelelaan 41-43 Rotterdam 3062, The Netherlands.

Notices

All notices regarding the Bonds shall be published as follows: (a) (so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require) either in a leading daily newspaper having general circulation in Luxembourg (which is expected to be *d'Wort*) or on the website of the Luxembourg Stock Exchange on www.bourse.lu; and (b) in a leading daily newspaper printed in the English language and of general circulation in London (which is expected to be the Financial Times). Any notice will become effective for all purposes on the date of the first of such publications. In addition, the Issuer shall deliver all notices concerning the Bonds to the Clearing System for communication by the Clearing System to the Holders. Any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System. In addition, the Issuer shall publish all notices concerning the Bonds by way of one or more electronic communication systems. It is expected that such notices will be communicated through the electronic communication systems of Bloomberg and Reuters. The invitation calling the general shareholders' meeting is published in the electronic version of the German Federal Gazette (*elektronischer Bundesanzeiger*).

Paying and Conversion Agents and Luxembourg Listing Agent

Citibank N.A. has been appointed to act as Principal Paying Agent, Principal Conversion Agent and Calculation Agent. Dexia Banque Internationale à Luxembourg, société anonyme, has been appointed to act as Luxembourg Paying and Conversion Agent and as Luxembourg Listing Agent.

Fees and Expenses

Total fees and expenses related to the offering of the Bonds are expected to amount to approximately € 8.5 million.

Recent Development and Outlook

With the conclusion of the long-term supply agreement with Elkem Solar ASA, the acquisition of a 17.9% interest in REC Renewable Energy Corporation ASA ("REC"), and the receipt of the net proceeds from the Bonds, the Guarantor is in a position to expand the production capacity in its core business faster than previously planned.

At the beginning of 2007, sales in the Federal Republic of Germany and Spain, two of the important markets for the Guarantor, continue to develop favorably. The Guarantor expects such development in its core business for the remainder of 2007 to remain positive. Given its anticipated production volume of 340 MWp in its core business, Q-Cells is forecasting growth in sales and the net income of approximately 30% in 2007. The Guarantor expects its export ratio to increase to 60% by the end of 2007. The Guarantor also expects an extraordinary, non-recurring contribution to income from the sale of silicon to EverQ GmbH. The Guarantor expects that certain of its new technologies subsidiaries will realize first sales revenues over the year 2007. The start-up expenses for the new factories of the new technologies subsidiaries and holdings will – after set-off of the non-recurring income from the silicon sale – will amount to approximately € 10 million. The Guarantor intends to make investments of approximately € 400 million in 2007, of which € 200 million are to be invested in its core business (production expansion and research and development) and € 200 million in the expansion of new technologies (expansion of production facilities and further commercialization of such technologies).

Issuer

Q-Cells International Finance B.V.
Schouwburgplein 30-34
3012CL Rotterdam
The Netherlands
Telephone number:
+31(0) 10 224 53 33

Guarantor

Q-Cells AG
Guardianstraße 16
06766 Thalheim
Federal Republic of Germany
Telephone number:
+49(0) 3494 668 60

Independent Auditors

For the Issuer:
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Münzgasse 2
04107 Leipzig
Federal Republic of Germany

For the Guarantor:
KPMG Holding N.V.
„Brainpark" K.P. van der Mandelelaan 41-43
Rotterdam 3062
The Netherlands.

Principal Paying and Conversion Agent

Citibank, N.A.
Citigroup Centre,
Canada Square, Canary Wharf,
London E14 5LB

Luxembourg Listing Agent

Dexia Banque Internationale à Luxembourg,
société anonyme
69 Route d'Esch
L-2953 Luxembourg

Luxembourg Paying and Conversion Agent

Dexia Banque Internationale à Luxembourg,
société anonyme
69 Route d'Esch
L-2953 Luxembourg

Q-Cells AG
Guardianstraße 16
D-06766 Thalheim
Telefon (03494) 66 8-887
www.q-cells.com
investor@q-cells.com

END